As filed with the Securities and Exchange Commission on May 31, 2006
Registration No. 333-132427

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HOME BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0682831
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)
719 Harkrider, Suite 100
Conway, Arkansas 72032
(501) 328-4757
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John W. Allison
Chairman and Chief Executive Officer
Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032
(501) 329-9330
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

John S. Selig, Esq.		Chet A. Fenimore, Esq.
Mitchell, Williams, Selig, Gates &		Jenkens & Gilchrist, P.C.
Woodyard, P.L.L.C.	and	401 Congress Avenue, Suite 2500
425 West Capitol Avenue, Suite 1800		Austin, Texas 78701
Little Rock, Arkansas 72201		Telephone: (512) 499-3800
Telephone: (501) 688-8804		Facsimile: (512) 499-3810
Facsimile: (501) 918-7804

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 31, 2006
PRELIMINARY PROSPECTUS
2,500,000 Shares
Common Stock
        We are a financial holding company located in Conway, Arkansas, with banking operations in central and north central Arkansas, the Florida Keys and southwestern Florida. We are offering 2,500,000 shares of our common stock.
      Prior to this offering there has been no public market for our common stock. It is currently estimated that the public offering price will be between $16.00 and $18.00 per share. See “Underwriting” for a discussion of the factors considered in determining the public offering price. The market price of the shares after the offering may be higher or lower than the public offering price.
      We have applied to have our common stock listed on The Nasdaq National Market under the symbol “HOMB.”

       Investing in our common stock involves risks. Please refer to the section titled “Risk Factors” beginning on page 9.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
      We have granted the underwriters an option to purchase up to 375,000 additional shares of our common stock on the same terms as set forth above to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and may lose value.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2006, subject to customary closing conditions.

Stephens Inc.

Piper Jaffray	Sandler O’Neill + Partners, L.P.
The date of this prospectus is                     , 2006.

Fayetteville
Mountain View (2)
Greenbrier
Vilonia
Searcy
Conway (7)
Beebe (2)
Mayflower
Ward
Maumelle
Cabot (5)
Jacksonville (3)
North Little Rock (5)
Sherwood (2)
Little Rock (8)
ARKANSAS
40 Branches
(As of March 31, 2006)

FLORIDA
8 Branches
4 Pending Branches
(As of March 31, 2006)
Port Charlotte
Punta Gorda
Marco Island
Key Largo
Islamorada
Summerland
Marathon (3)
Key West
Big Pine

Headquarters

Branch Locations (number)

Pending Branches

White River Bancshares (Signature Bank) 20% Ownership

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      In this prospectus we rely on and refer to information and statistics regarding the banking industry in the Arkansas and Florida markets. We obtained the market data from independent publications or other publicly available information.
      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus, including a description of the material terms of the offering, and may not contain all of the information that you should consider before investing in our common stock. To understand this offering fully, you should carefully read the entire prospectus, including the sections entitled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes, before making an investment decision. Unless the context indicates otherwise, all information in this prospectus (i) assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments; and (ii) reflects the effect of a three-for-one stock split effected as a stock dividend on May 31, 2005.
Home BancShares
      We are a financial holding company headquartered in Conway, Arkansas. Our five wholly owned community bank subsidiaries provide a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals, and municipalities. Three of our bank subsidiaries are located in the central Arkansas market area, a fourth serves Stone County in north central Arkansas, and a fifth serves the Florida Keys and southwestern Florida.
      We have achieved significant growth through acquisitions, organic growth and establishing new (also commonly referred to as de novo) branches. Our diluted earnings per share increased from $0.29 for the year ended December 31, 2001, to $0.82 for 2005. In addition from December 31, 2001, to March 31, 2006, we have:

•	increased our total assets from $322.0 million to $2.0 billion;

•	increased our loans receivable from $235.7 million to $1.2 billion;

•	increased our total deposits from $237.3 million to $1.5 billion; and

•	expanded our branch network from eight to 48.
Our History and Management Team
      We were established in 1998 when an investor group led by John W. Allison, our Chairman and Chief Executive Officer, and Robert H. Adcock, Jr., our former Vice Chairman and the current Arkansas State Bank Commissioner, formed Home BancShares, Inc. to acquire a bank charter and establish First State Bank in Conway, Arkansas. We or members of our management team have also been involved in the formation of two of our other bank subsidiaries — Twin City Bank and Marine Bank — both of which we acquired in 2005. We have also acquired and integrated our two other bank subsidiaries — Community Bank and Bank of Mountain View — in 2003 and 2005, respectively.
      We acquire, organize and invest in community banks that serve attractive markets, and build our community banks around experienced bankers with strong local relationships. The historical growth of our two largest bank subsidiaries compares favorably with the fastest growing newly chartered (also commonly referred to as de novo) banks in the United States: First State Bank would rank 20th compared with the 140 commercial banks established in 1998 (based on total asset growth from December 31, 1998, to December 31, 2005), and Twin City Bank would rank seventh compared with the 173 commercial banks established in 2000 (based on total asset growth from December 31, 2000, to December 31, 2005).
      Our management team is led by our founder, Chairman and Chief Executive Officer, John W. Allison; our President and Chief Operating Officer, Ron W. Strother; and our Chief Financial Officer, Randy E. Mayor. Mr. Allison has more than 23 years of banking experience, including his service on the board of directors of First Commercial Corporation from 1984 to 1998. Prior to its sale in 1998, First Commercial Corporation was a publicly traded company and the largest bank holding company headquartered in Arkansas, with approximately $7.3 billion in assets. While on the board of First Commercial Corporation, Mr. Allison served as the Chairman of the Executive Committee from 1996 to 1998, and also served as Chairman of the Asset Quality Committee for several years. Mr. Strother joined Home BancShares in 2004 and has more than 33 years of banking experience, which includes serving as Chairman and Chief Executive Officer of Central Bank & Trust Company (Little Rock), and President and Chief Operating Officer of First Commercial Bank (Little Rock). Mr. Mayor joined Home Bancshares in 1998 as Executive Vice President and Finance Officer,

and became our first Chief Financial Officer in 2004. From 1988 until 1998, Mr. Mayor held various positions at First National Bank of Conway, a subsidiary of First Commercial Corporation, including Senior Vice President and Finance Officer from 1992 to 1998.
      Our senior management team — the three senior executives of Home BancShares and our five bank presidents — has, on average, more than 27 years of banking experience. Our executive officers and directors beneficially owned approximately 46.2% of our outstanding common stock, as of May 23, 2006.
      Since our inception in 1998, we have grown total assets through a combination of organic growth and acquisitions. The table below lists our bank subsidiaries and the dates of the acquisitions of their respective parent companies:

Bank Subsidiary	Location	Effective Date of Acquisition

First State Bank	Conway, Arkansas	October 26, 1998
Community Bank	Cabot, Arkansas	December 1, 2003
Twin City Bank	North Little Rock, Arkansas	January 1, 2005(1)
Marine Bank	Marathon, Florida	June 1, 2005(2)
Bank of Mountain View	Mountain View, Arkansas	September 1, 2005

(1)	Prior to the date of the acquisition, we owned approximately 32% of the shares of TCBancorp, the parent company of Twin City Bank.

(2)	In 1995, Mr. Allison, our Chairman and Chief Executive Officer, was a founding board member of Marine Bancorp, the parent company of Marine Bank. He owned approximately 13.9% of Marine Bancorp’s shares at the time of our acquisition.
      In May 2005, we invested $9.1 million to acquire 20% of the common stock of White River Bancshares, Inc., the holding company for Signature Bank in Fayetteville, Arkansas. In January 2006, we invested an additional $3.0 million to maintain this 20% ownership position.
Our Growth Strategy
      Our goals are to achieve growth in earnings per share and to create and build shareholder value. Our growth strategy entails the following:

•	Organic growth — We believe that our current branch network provides us with the capacity to grow significantly within our existing market areas. Twenty-four of our 48 branches (including the branches of the banks we have acquired) have been opened since the beginning of 2001. As these newer branches continue to mature, we expect to see additional organic loan and deposit growth and increased profitability. Furthermore, we plan to broaden the product lines within each of our bank subsidiaries by cross-selling products such as insurance and trust services.

•	De novo branching — We intend to continue to open de novo branches in our current markets and in other attractive market areas if opportunities arise. In 2006, we have opened branches in Searcy and Beebe, Arkansas, and Port Charlotte, Florida. We plan to open an additional four to six branches in 2006, including one to two in Arkansas, one to two in the Florida Keys, and two along the southwestern coast of Florida.

•	Strategic acquisitions — We will continue to consider strategic acquisitions, with a primary focus on Arkansas and southwestern Florida. When considering a potential acquisition, we assess a combination of factors, but concentrate on the strength of existing executive officers, the growth potential of the bank and the market, the profitability of the bank, and the valuation of the bank. We believe that potential sellers consider us an acquirer of choice, largely due to our community banking philosophy. With each acquisition we seek to maintain continuity of executive officers and the board of directors, consolidate back office operations, add product lines, and implement our credit policy.

Our Community Banking Philosophy and Operating Strategy
      Community Banking Philosophy — Our community banking philosophy consists of four basic principles:

•	operate largely autonomous community banks managed by experienced bankers and a local board of directors, who are empowered to make customer-related decisions quickly;

•	provide exceptional service and develop strong customer relationships;

•	pursue the business relationships of our boards of directors, executive officers, shareholders, and customers to actively promote our community banks; and

•	maintain our commitment to the communities we serve by supporting their civic and nonprofit organizations.
      We believe that these principles are a competitive advantage when serving our customers, particularly as we compete with larger banks headquartered outside of our markets. Through our bank subsidiaries and their boards of directors and employees, we plan to continue building a high-performing banking organization with exceptional customer service.
      Operating Strategy — Our operating strategies focus on credit quality, improving profitability, finding experienced bankers, and leveraging our infrastructure:

•	Emphasis on credit quality — Credit quality is our first priority in the management of our bank subsidiaries. We employ a set of credit standards across our bank subsidiaries that are designed to ensure the proper management of credit risk. Our management team plays an active role in monitoring compliance with these credit standards at each of our bank subsidiaries. We have a centralized loan review process and regularly monitor each of our bank subsidiaries’ loan portfolios, which we believe enables us to take prompt action on potential problem loans. Non-performing assets as a percentage of total assets decreased from 1.18% as of December 31, 2004, to 0.45% as of March 31, 2006.

•	Continue to improve profitability — We intend to improve our profitability as we leverage the available capacity of our newer branches and employees. We believe our investments in our branch network and centralized technology infrastructure are sufficient to support a larger organization, and therefore believe increases in our expenses should be lower than the corresponding increases in our revenues. We also plan to increase our fee-based revenue by offering all our products and services, including insurance and trust services, through each of our bank subsidiaries.

•	Attract and motivate experienced bankers — We believe a major factor in our success has been our ability to attract and retain bankers that have experience in and knowledge of their local communities. For example, in January 2006, we hired eight experienced bankers in the Searcy, Arkansas, market (located approximately 50 miles northeast of Little Rock), where we subsequently opened a new branch. Hiring and retaining experienced relationship bankers has been integral to our ability to grow quickly when entering new markets. We will continue to recruit experienced relationship bankers as our banking franchise expands.

•	Leveraging our infrastructure — The support services we provide to our bank subsidiaries are generally centralized in Conway, Arkansas. These services include finance and accounting, internal audit, compliance, loan review, human resources, training, and data processing. We believe the centralization of our support services enhances efficiencies, maintains consistency in policies and procedures, and enables our employees to focus on developing and strengthening customer relationships.

Our Market Areas
      As of March 31, 2006, we conducted business principally through 40 branches in five counties in Arkansas, seven branches in the Florida Keys, and one branch in southwestern Florida. We opened three branches in the first quarter of 2006 and plan to open four to six additional branches by year-end. Our branch footprint includes markets in which we are the deposit market share leader, as well as markets where we believe we have significant opportunities for deposit market share growth.

Arkansas
      We are currently the deposit market share leader in Conway, Cabot, North Little Rock, and Mountain View, Arkansas. In these markets, we plan to continue our organic growth while improving profitability. Furthermore, we plan to open an additional one to two branches in certain growing communities surrounding Cabot, Conway, and North Little Rock in 2006, in addition to the branches opened in Beebe in January 2006 and Searcy in February 2006.
      Conway — First State Bank opened its first branch in Conway in 1999 and, as of June 30, 2005, had a 27.1% deposit market share. Conway is located on Interstate 40, approximately 30 miles northwest of Little Rock. Conway’s population is projected to increase by 11.6% from 2005 to 2010.
      Cabot — We entered the Cabot market in 2003 through the acquisition of Community Financial Group and, as of June 30, 2005, had a 45.8% deposit market share. Cabot is located approximately 25 miles north of Little Rock. Cabot’s population is projected to increase by 16.9% from 2005 to 2010.
      North Little Rock — Twin City Bank entered the North Little Rock market in 2000 and, as of June 30, 2005, had a 27.6% deposit market share.
      Mountain View — We entered the Mountain View market through the acquisition of Mountain View Bancshares in September 2005 and, as of June 30, 2005, the Bank of Mountain View had an 84.9% deposit market share. Mountain View is located approximately 75 miles north of Conway and is the seat of Stone County.
      Little Rock — Twin City Bank began branching into Little Rock in May 2003 and, as of June 30, 2005, had a 2.8% deposit market share. Little Rock is the state capital of Arkansas and is the state’s largest city. Little Rock had an estimated population of 189,364 in 2005, and its per capita income is projected to increase 29.0% between 2005 and 2010. Little Rock should continue to benefit economically from the growing communities on the outer edges of the greater Little Rock metropolitan statistical area, including Conway and Cabot.

Florida
      Florida Keys (Monroe County) — We entered the Florida Keys in 2005 through the acquisition of Marine Bank. As of June 30, 2005, Marine Bank had a 9.5% deposit market share in Monroe County. The Florida Keys encompass a 100-mile string of islands located in Monroe County on the southern tip of Florida, and are a popular tourist and retirement destination. We believe that we have growth opportunities both within the Keys and in nearby markets in southwestern Florida.
      Southwestern Florida — We opened a branch in Port Charlotte (Punta Gorda MSA) in March 2006 and plan to open branches in Punta Gorda and Marco Island (Naples-Marco Island MSA) during 2006. As of June 30, 2005, there were approximately $13.1 billion deposits and approximately 475,000 residents in these two combined MSAs. The expected population growth between 2005 and 2010 in the Punta Gorda MSA and the Naples-Marco-Island MSA is 11.6% and 25.5%, respectively.

Performance Summary for the Three Months Ended March 31, 2006 and 2005
      Our net income increased $1.3 million, or 60.6%, to $3.5 million for the three-month period ended March 31, 2006, from $2.2 million for the same period in 2005. On a diluted earnings per share basis, our net earnings increased 50.0% to $0.24 for the three-month period ended March 31, 2006, as compared to $0.16 for the same period in 2005. The increase in earnings is primarily associated with our acquisitions of Marine Bancorp, Inc. and Mountain View Bancshares during the second and third quarters of 2005, respectively, combined with organic growth of our bank subsidiaries.
      For the first quarter, our annualized return on average equity was 8.51%, our annualized return on average assets was 0.74%, our annualized net interest margin was 3.53%, and our efficiency ratio was 66.68%.
Recent Developments
      Stock Split. On May 31, 2005, we effected a three-for-one stock split by means of a stock dividend. Each holder of shares of our common stock at the time of the stock dividend was issued two additional shares of common stock for each share then held. The information contained in this prospectus has been adjusted to give effect to the stock split, unless otherwise indicated.
      Proposed Conversion of Preferred Stock. As of March 31, 2006, we had 2,090,812 shares of Class A preferred stock and 169,760 shares of Class B preferred stock outstanding, as well as exercisable options for 11,703 shares of Class A preferred stock and 23,827 shares of Class B preferred stock. We will have, following this offering, the option to convert all of the outstanding preferred shares into shares of our common stock, and it is our intent to cause those conversions as soon as practicable after the offering is completed. The applicable conversion rates are 0.789474 share of common stock for each share of Class A preferred stock, and three shares of common stock for each share of Class B preferred stock. Thus, upon conversion of all outstanding shares of Class A preferred stock and Class B preferred stock, approximately 2,159,921 additional shares of our common stock will be issued. The exercise of the preferred stock options and the conversion of the underlying preferred shares into common stock would result in approximately 80,720 additional shares of our common stock being issued. If we do not convert the shares of Class A preferred stock before June 6, 2006, or the shares of Class B preferred stock before July 6, 2006, the holders of those shares may, at their option, require us to convert their shares into common stock, using the same conversion rates.
      Registration of Our Common Stock. We have filed a Form 10 registration statement to register our common stock, which, when declared effective, will make us subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934. This filing was required because, as of December 31, 2005, we had more than 500 record holders of our outstanding shares of common stock. The first of our periodic filings under that Act is expected to be a Form 10-Q for the quarter ending on June 30, 2006.
Corporate Information
      Our headquarters are located at 719 Harkrider, Conway, Arkansas 72032, and our telephone number is (501)328-4757. We maintain a website at www.homebancshares.com. Information on our website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered	2,500,000 shares(1)

Common stock to be outstanding after this offering	14,629,355 shares(2)

Use of proceeds	We estimate the net proceeds of this offering will be $38.7 million, based on the midpoint of the price range on the cover page of this prospectus. We will use the net proceeds of this offering for general corporate purposes, which may include, among other things, our working capital needs and providing investments in our bank subsidiaries. We may also use a portion of the net proceeds to finance bank acquisitions, though we have no present plans in that regard. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend policy	We have paid quarterly cash dividends on our common stock beginning with the second quarter of 2003. We anticipate continuing to pay cash dividends on the common stock in the foreseeable future, subject to the prior payment of dividends on our outstanding shares of preferred stock and interest on our subordinated debentures. However, any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant. See “Price Range of Our Common Stock and Dividends.”

Proposed Nasdaq National Market symbol	We have applied to have our common stock listed on The Nasdaq National Market under the symbol “HOMB.”

(1)	The number of shares offered assumes that the underwriters do not exercise their over-allotment option. If the underwriters do exercise their over-allotment option, we will issue and sell up to an additional 375,000 shares.

(2)	The number of shares outstanding after this offering is based on the 12,129,355 shares outstanding as of March 31, 2006, and excludes the following: (i) 968,244 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006, of which options for 481,224 shares of common stock were exercisable on that date; (ii) 151,036 shares of common stock as of March 31, 2006, reserved for issuance pursuant to future grants under our 2006 Stock Option and Performance Incentive Plan; (iii) 2,159,921 shares of common stock issuable upon conversion of the shares of our Class A preferred stock and Class B preferred stock that were outstanding as of March 31, 2006 (which conversions we intend to effect as soon as practicable after this offering is completed); (iv) 80,720 shares of common stock issuable upon the exercise and conversion of preferred stock options outstanding as of March 31, 2006, all of which were exercisable on that date; and (v) up to 375,000 shares of common stock that may be issued upon the exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA
      We derived our summary historical consolidated financial data as of December 31, 2005 and 2004, and for each of the three years ended December 31, 2005, 2004, and 2003, from our audited financial statements and related notes included in this prospectus. The summary historical consolidated financial data as of December 31, 2003, 2002, and 2001, and for each of the two years ended December 31, 2002 and 2001, have been derived from our audited financial statements, which are not included in this prospectus. The summary historical financial data as of or for the three months ended March 31, 2006 and 2005 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary to present fairly the data for such period. The per share financial data presented below have been adjusted to give effect to the three-for-one stock split in the form of a stock dividend effected on May 31, 2005. You should read the information below in conjunction with the audited financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of or for the Three
	Months Ended March 31,		As of or for the Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars and shares in thousands, except per share data)
Income statement data:
Total interest income	$27,734	$16,361	$85,458	$36,681	$21,538	$20,361	$18,216
Total interest expense	12,928	6,355	36,002	11,580	8,240	7,490	8,872

Net interest income	14,806	10,006	49,456	25,101	13,298	12,871	9,344
Provision for loan losses	484	1,051	3,827	2,290	807	2,220	1,708

Net interest income after provision for loan losses	14,322	8,955	45,629	22,811	12,491	10,651	7,636
Non-interest income	4,401	3,813	15,222	13,681	6,739	5,354	2,895
Gain on sale of equity investment	—	—	465	4,410	—	—	—
Non-interest expense	13,619	9,636	44,935	26,131	13,070	10,052	8,364

Income before income taxes and minority interest	5,104	3,132	16,381	14,771	6,160	5,953	2,167
Provision for income taxes	1,588	943	4,935	5,030	2,343	2,076	811
Minority interest	—	—	—	582	48	—	—

Net income	$3,516	$2,189	$11,446	$9,159	$3,769	$3,877	$1,356

Per share data:
Basic earnings	$0.28	$0.18	$0.92	$1.08	$0.66	$0.78	$0.30
Diluted earnings	0.24	0.16	0.82	0.94	0.63	0.77	0.29
Diluted cash earnings(1)	0.26	0.18	0.89	0.98	0.64	0.77	0.29
Book value per common share	11.68	10.88	11.45	10.75	9.79	8.36	7.28
Book value per share with preferred converted to common(2)	11.83	11.10	11.63	11.07	10.29	8.36	7.28
Tangible book value per common share(3)(7)	7.70	8.57	7.43	7.89	6.63	8.36	7.28
Tangible book value per share with preferred converted to common(2)(3)(7)	8.45	9.07	8.21	8.70	7.68	8.36	7.28
Dividends — common	0.02	0.01	0.07	0.04	0.01	—	—
Average common shares outstanding	12,123	11,745	11,862	7,986	5,721	4,956	4,557
Average diluted shares outstanding	14,392	13,548	13,889	9,783	5,964	5,019	4,605
Annualized Performance ratios:
Return on average assets	0.74%	0.63%	0.69%	1.17%	0.85%	1.14%	0.52%
Cash return on average assets(8)	0.81	0.69	0.76	1.26	0.87	1.14	0.52
Return on average equity	8.51	5.89	7.27	8.61	8.88	9.87	4.27
Return on average tangible equity(3)(9)	12.86	7.72	10.16	11.54	9.44	9.87	4.27
Net interest margin(4)	3.53	3.22	3.37	3.75	3.47	4.12	3.92
Efficiency ratio(5)	66.68	65.86	64.94	57.65	64.61	55.08	68.18

	As of or for the Three
	Months Ended March 31,		As of or for the Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars and shares in thousands, except per share data)
Asset quality:
Nonperforming assets as a percentage of total assets	0.45%	0.56%	0.47%	1.18%	1.24%	0.58%	0.48%
Nonperforming loans as a percentage of total loans	0.66	0.84	0.69	1.73	1.73	0.64	0.57
Allowance for loan losses to nonperforming loans	296.72	239.36	291.62	182.40	170.10	314.73	286.66
Allowance for loan losses to total loans	1.96	2.73	2.01	3.16	2.94	2.00	1.63
Net charge-offs as a percentage of average total loans	0.07	0.08	0.38	0.13	0.16	0.14	0.14
Balance sheet data (period end):
Total assets	$1,970,910	$1,422,652	$1,911,491	$805,186	$803,103	$368,983	$322,036
Investment securities	525,257	491,500	530,302	190,466	161,951	44,317	55,285
Loans receivable	1,246,146	806,633	1,204,589	516,655	500,055	284,764	235,699
Allowance for loan losses	24,435	21,982	24,175	16,345	14,717	5,706	3,847
Intangible assets	48,302	27,165	48,727	22,816	25,252	—	—
Non-interest-bearing deposits	225,340	144,317	209,974	86,186	76,508	31,027	29,202
Total deposits	1,507,443	1,046,097	1,427,108	552,878	572,218	279,228	237,343
Subordinated debentures (trust preferred securities)	44,731	24,202	44,755	24,219	24,238	—	—
Shareholders’ equity	169,040	148,555	165,857	106,610	99,472	46,753	35,997
Capital ratios:
Equity to assets	8.58%	10.44%	8.68%	13.24%	12.39%	12.67%	11.17%
Tangible equity to tangible assets(3)(10)	6.28	8.70	6.29	10.71	9.54	12.67	11.17
Tier 1 leverage ratio(6)	9.31	10.99	9.22	13.47	13.06	13.42	11.98
Tier 1 risk-based capital ratio	12.13	15.62	12.25	17.39	16.35	14.17	13.34
Total risk-based capital ratio	13.38	16.88	13.51	17.39	16.35	15.42	14.77
Dividend payout — common	6.91	5.57	7.30	3.71	2.46	—	—

(1)	Diluted cash earnings per share reflect diluted earnings per share plus per share intangible amortization expense, net of the corresponding tax effect. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 20,” on page 56, for the non-GAAP tabular reconciliation.

(2)	Shares of Class A preferred stock and Class B preferred stock outstanding on the indicated dates are assumed to have been converted to shares of common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 21,” on page 57.

(3)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.

(4)	Fully taxable equivalent (tax-exempt interest earnings are adjusted as if interest earnings are taxable).

(5)	The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.

(6)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

(7)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 21,” on page 57, for the non-GAAP tabular reconciliation.

(8)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 22,” on page 57, for the non-GAAP tabular reconciliation.

(9)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 23,” on page 57, for the non-GAAP tabular reconciliation.

(10)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 24,” on page 58, for the non-GAAP tabular reconciliation.

RISK FACTORS
      An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below, together with our consolidated financial statements and the related notes and the other information included in this prospectus. The discussion below presents material risks associated with an investment in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.
      Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our secured loans. We maintain an allowance for loan losses that we consider adequate to absorb future losses which may occur in our loan portfolio. In determining the size of the allowance, we analyze our loan portfolio based on our historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. As of March 31, 2006, our allowance for loan losses was approximately $24.4 million, or 1.96% of our total loans receivable.
      If our assumptions are incorrect, our current allowance may be insufficient to cover future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in our loan portfolio. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs could have a negative effect on our operating results.

Because we have a high concentration of loans secured by real estate, a downturn in the real estate market could result in losses and materially and adversely affect business, financial condition, results of operations and future prospects.
      A significant portion of our loan portfolio is dependent on real estate. As of March 31, 2006, approximately 82.2% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. An adverse change in the economy affecting values of real estate generally or in our primary markets specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Furthermore, it is likely that we would be required to increase our provision for loan losses. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability and financial condition could be adversely impacted.

Because we have a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.
      We have a concentration of exposure to a number of individual borrowers. Under applicable law, each of our bank subsidiaries is generally permitted to make loans to one borrowing relationship up to 20% of their respective capital in the case of our Arkansas bank subsidiaries, and 15% of capital (25% on secured loans) in the case of our Florida bank subsidiary. Historically, when our bank subsidiaries have lending relationships that exceed their individual loan to one borrower limitation, the overline, or amount in excess of the subsidiary bank’s legal lending limit, is participated to our other bank subsidiaries. As a result, on a consolidated basis we may have aggregate exposure to individual or related borrowers in excess of each individual bank subsidiary’s legal lending limit. As of March 31, 2006, the aggregate legal lending limit of our bank subsidiaries for secured loans was approximately $34.4 million. Currently, our board of directors has established an in-house consolidated lending limit of $16.0 million to any one borrowing relationship without obtaining the approval of our Chairman and our Vice Chairman.
      As of March 31, 2006, we had 11 borrowing relationships where we had a commitment to loan in excess of $10.0 million, with the aggregate amount of those commitments totaling approximately $180.0 million. The largest of those commitments to one borrowing relationship was $27.3 million, which is 16.1% of our consolidated shareholders’ equity. Given the size of these loan relationships relative to our capital levels and earnings, a significant loss on any one of these loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.

The unexpected loss of key officers may materially and adversely affect our business, financial condition, results of operations and future prospects.
      Our success depends significantly on our executive officers, especially John W. Allison, Ron W. Strother, Randy E. Mayor, and on the presidents of our bank subsidiaries. Our bank subsidiaries, in particular, rely heavily on their management team’s relationships in their local communities to generate business. Because we do not have employment agreements or non-compete agreements with our employees, our executive officers and bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of our current management team may materially and adversely affect our business, financial condition, results of operations and future prospects.

Our growth and expansion strategy may not be successful and our market value and profitability may suffer.
      Growth through the acquisition of banks, de novo branching, and the organization of new banks represents an important component of our business strategy. Although we have no present plans to acquire any financial institution or financial services provider, any future acquisitions we might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of our ongoing business.
      We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.
      In addition to the acquisition of existing financial institutions, we plan to continue de novo branching, and we may consider the organization of new banks in new market areas. We do not, however, have any current plans to organize a new bank. De novo branching and any acquisition or organization of a new bank carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.
      We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions, de novo branching and the organization of new banks. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.
      We expect to continue to grow our assets and deposits, the products and services we offer, and the scale of our operations, generally, both internally and through acquisitions. If we continue to grow rapidly, we may not be able to control costs and maintain our asset quality. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. If we grow too quickly and are not able to control costs and maintain asset quality, this rapid growth could materially and adversely affect our financial performance.

There may be undiscovered risks or losses associated with our acquisitions of bank subsidiaries which would have a negative impact upon our future income.
      Our growth strategy includes strategic acquisitions of bank subsidiaries. We acquired three bank subsidiaries in 2005, and will continue to consider strategic acquisitions, with a primary focus on Arkansas and southwestern Florida. In most cases, our acquisition of a bank includes the acquisition of all of the target bank’s assets and liabilities, including its loan portfolio. There may be instances when we, under our normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below our standards, or the allowance for loan losses may not be adequate. One or more of these factors might cause us to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon our future income.

An economic downturn, natural disaster or act of terrorism, especially one affecting our market areas, could adversely affect our business, financial condition, results of operations and future prospects.
      Our business is affected by prevailing economic conditions in the United States, including inflation and unemployment rates, but is particularly subject to the local economies in Arkansas, the Florida Keys and southwestern Florida. Our relatively small size and our geographic concentration expose us to greater risk of unfavorable local economic conditions than the larger national or regional banks in our market areas. Adverse changes in local economic factors, such as population growth trends, income levels, deposits and housing starts, may adversely affect our operations.
      We are at risk of natural disaster or acts of terrorism, even if our market areas are not primarily affected. Our Florida market, in particular, is subject to risks from hurricanes, which may damage or dislocate our facilities, damage or destroy collateral, adversely affect the livelihood of borrowers or otherwise cause significant economic dislocation in areas we serve.
      If and when economic conditions deteriorate, either in our local market areas or nationwide, we may experience a reduction in the demand for our products and services and deterioration in the quality of our loan portfolio and consequently have a material and adverse effect on our business, financial condition, results of operations and future prospects.

Competition from other financial institutions may adversely affect our profitability.
      The banking business is highly competitive. We experience strong competition, not only from commercial banks, savings and loan associations, and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other financial institutions operating in or near our market areas. We compete with these institutions both in attracting deposits and in making loans.

      Many of our competitors are much larger national and regional financial institutions. We may face a competitive disadvantage against them as a result of our smaller size and resources and our lack of geographic diversification.
      We also compete against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that we target and to use a relationship-based approach similar to ours. In addition, our competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. Competitive pressures can adversely affect our profitability.

Our recent results do not indicate our future results, and may not provide guidance to assess the risk of an investment in our common stock.
      We are unlikely to sustain our historical rate of growth, and may not even be able to expand our business at all. Further, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

We may not be able to raise the additional capital we need to grow and, as a result, our ability to expand our operations could be materially impaired.
      Federal and state regulatory authorities require us and our bank subsidiaries to maintain adequate levels of capital to support our operations. While we believe that our capital will be sufficient to support our current operations and anticipated expansion, factors such as faster than anticipated growth, reduced earning levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead us to seek additional capital.
      Our ability to raise additional capital, if needed, will depend on our financial performance and on conditions in the capital markets at that time, which are outside our control. If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations could be materially impaired.

We are considered by the Federal Reserve Board to be a source of “financial strength” for White River Bancshares and may be required to support its capital.
      We hold a 20% ownership interest in White River Bancshares, Inc., a bank holding company headquartered in Fayetteville, Arkansas. Our minority ownership means that we lack effective power to control the operations of the holding company. We are, nevertheless, considered by the Federal Reserve Board to be a source of financial strength for that holding company. As a result, we may be required to contribute sufficient funds for White River Bancshares to meet regulatory capital requirements if it is unable to raise funds from other sources. An obligation to support White River Bancshares may be required at times when, in the absence of this Federal Reserve Board policy, we might not be inclined to provide it. As of and for the year ended December 31, 2005, White River Bancshares had total assets of $184.7 million, total shareholders’ equity of $51.2 million, and a net operating loss of $2.7 million. The capital ratios for White River Bancshares’ wholly-owned bank subsidiary, Signature Bank of Arkansas, at year-end and the minimum ratios required to be considered “well capitalized” were: leverage ratio, 24.7% (5.0% required); Tier 1 capital ratio, 27.8% (6.0% required); and total risk-based capital ratio, 29.0% (10.0% required).

We may be unable to, or choose not to, pay dividends on our common stock.
      Although we have paid a quarterly dividend on our common stock since the second quarter of 2003 and expect to continue this practice, we cannot assure you of our ability to continue. Our ability to pay dividends depends on the following factors, among others:

•	We may not have sufficient earnings since our primary source of income, the payment of dividends to us by our bank subsidiaries, is subject to federal and state laws that limit the ability of these banks to pay dividends.

•	Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on our common stock in any year, dividends of $0.25 per share must first be paid on our Class A preferred stock and $0.57 per share on our Class B preferred stock.

•	Before dividends may be paid on our common stock in any year, payments must be made on our subordinated debentures.

•	Our board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is a better strategy.
      If we fail to pay dividends, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment.

Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.
      Our directors and executive officers, as a group, will beneficially own approximately 38.6% of our common stock immediately following this offering. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors. The interests of our officers and directors may conflict with the interests of other holders of our common stock, and they may take actions affecting our company with which you disagree.

The holders of our subordinated debentures have rights that are senior to those of our shareholders.
      We have $44.8 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by us. The subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of our common stock. We have the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our common stock.
Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations and monetary policy.
      Most of our assets and liabilities are monetary in nature, and thus subject us to significant risks from changes in interest rates. Consequently, our results of operations can be significantly affected by changes in interest rates and our ability to manage interest rate risk. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income or a decrease in interest rate spread. In addition to affecting our profitability, changes in interest rates can impact the valuation of our assets and liabilities.

      As of March 31, 2006, our one-year ratio of interest-rate-sensitive assets to interest-rate-sensitive liabilities was 104.1% and our cumulative gap position was 2.3% of total earning assets, resulting in a minimum impact on earnings for various interest rate change scenarios. Floating rate loans made up 39.1% of our $1.2 billion loan portfolio. In addition, 70.7% of our loans receivable and 81.3% of our time deposits were scheduled to reprice within 12 months and our other rate sensitive asset and rate sensitive liabilities composition is subject to change. Significant composition changes in our rate sensitive assets or liabilities could result in a more unbalanced position and interest rate changes would have more of an impact to our earnings.
      Our results of operations are also affected by the monetary policies of the Federal Reserve Board. Actions by the Federal Reserve Board involving monetary policies could have an adverse effect on our deposit levels, loan demand or business and earnings.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.
      We are a registered financial holding company primarily regulated by the Federal Reserve Board. Our bank subsidiaries are also primarily regulated by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the Arkansas State Bank Department or Florida Office of Financial Regulation.
      Complying with banking industry regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny, particularly under the USA Patriot Act and statutes that promote customer privacy or seek to prevent money laundering. As regulation of the banking industry continues to evolve, we expect the costs of compliance to continue to increase and, thus, to affect our ability to operate profitably.
      Upon completion of this offering, we will become subject to the many requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq. These laws and regulations will increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. Although we are accustomed to conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses for accounting, legal and consulting services will increase because of the new obligations we will face as a public company. In addition, the sudden application of these requirements to our business will result in some cultural adjustments and may strain our management resources.
      To date, we have not conducted a comprehensive review and confirmation of the adequacy of our existing systems and controls as will be required under Section 404 of the Sarbanes-Oxley Act, and will not do so until after the completion of this offering. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies. These steps may be costly and strain our resources. A decline in the market price for our common stock may result if we are unable to comply with the Sarbanes-Oxley Act.
Risks Related to This Offering

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.
      We will use the net proceeds of this offering for general corporate purposes, which may include, among other things, our working capital needs and providing investments in our bank subsidiaries. We may also use the net proceeds to finance bank acquisitions, though we have no present plans in that regard. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We may not invest the proceeds of this offering effectively or in a manner that yields a favorable (or any) return on our common stock, and consequently, this could result in financial losses that could have a material adverse effect on our business or cause the price of our common stock to decline.

There has been no prior active trading market for our common stock. We cannot assure you that an active public trading market will develop after the offering and, even if it does, our stock price may trade below the public offering price.
      There has been no public market for our common stock prior to this offering. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares.
      Even if a market develops for our common stock after the offering, the market price of our common stock may experience significant volatility. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly operating results, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, the initial public offering price has been determined through negotiations between us and the underwriters, and may bear no relationship to the price at which the common stock will trade upon completion of the offering.

Investors in this offering will experience immediate and substantial dilution.
      Purchasers in this offering will experience immediate dilution to the extent of the difference between the initial public offering price and the net tangible book value per share of our common stock. This dilution is estimated to be $7.50 per share, based on the assumed initial offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma net tangible book value of $8.45 per share as of March 31, 2006. This per-share dilution takes into account the conversion to common stock of our outstanding shares of Class A preferred stock and Class B preferred stock, as it is our intent to effect those conversions as soon as practicable after the offering is completed.
      To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional dilution. Our board of directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering.

The ability of our insiders or the holders of our Class A and Class B preferred stock to sell substantial amounts of common stock after this offering may depress the market price of our common stock or cause it to decline.

There are three potentially significant sources of shares of our common stock that may come on the market after this offering:

•	Our directors and executive officers will beneficially own approximately 38.6% of our common stock immediately after this offering. Although they are subject to “lock-up” agreements with our underwriters, which generally prevent them from selling their shares within 180 days after the offering, the underwriters may release them from those obligations. In any event, after the lock-up agreements expire, approximately 6.7 million additional shares of our common stock could become tradable by our directors and executive officers.

•	We intend to require that all of the outstanding shares of our Class A preferred stock be converted to common stock as soon as practicable after June 6, 2006, the first date on which we can require conversion of those shares. We also intend, as soon as practicable after this offering, to require that our Class B preferred stock be converted to common stock. Conversion of our Class A preferred stock and

Class B preferred stock will result in approximately 2,159,921 shares of our common stock being issued. Approximately 80,720 additional shares of our common stock may be issued upon exercise of outstanding preferred stock options and the subsequent conversion to common stock of the preferred shares issued. Most of the holders of the newly issued shares of common stock will be eligible immediately to sell their shares.

•	We intend to register all common stock that we may issue upon exercise of outstanding options under our 2006 Stock Option and Performance Incentive Plan. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws and, if applicable, the lock-up agreements described above. As of March 31, 2006, stock options to purchase 968,244 shares of our common stock had been granted under this plan, of which 481,224 are presently exercisable.

      Sales of a significant number of shares of our common stock after this offering, or the expectation that these sales may occur, could depress the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of our statements contained in this prospectus, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” are “forward-looking statements.” Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the effects of future economic conditions, including inflation or a decrease in residential housing values;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates or the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of terrorism and efforts to combat it;

•	credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of our allowance for loan losses.
      All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, see “Risk Factors” beginning on page 9.
USE OF PROCEEDS
      Our net proceeds from the sale of 2,500,000 shares of our common stock in this offering (based on the mid-point of the price range on the cover page of this prospectus) will be approximately $38.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $44.7 million.
      We will use the net proceeds of this offering for general corporate purposes. Those purposes may include, among other things, meeting our working capital needs and providing investments in our bank subsidiaries to support our growth, including development of additional banking offices. Additionally, we may use the net proceeds to finance bank acquisitions, though we have no present plans in that regard.

      We have not specifically allocated the amount of the net proceeds that will be used for these purposes; however, we believe that we will be able to deploy the net proceeds of this offering in a manner that will maximize the return to our investors. We are effecting this offering at this time because we believe that based on our current financial position and considering our historical growth and development and our prospects for the future, we have reached a stage where we are ready to be a public company with access to the public markets.
      The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than, or in addition to, common stock.
PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS
      Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares have been infrequently traded in private transactions, those transactions have usually been between related parties and at sales prices that did not necessarily reflect the price that would be paid for our common stock in an active market.
      We have applied to have our common stock listed on The Nasdaq National Market under the symbol “HOMB.” We believe, but cannot be certain, that a Nasdaq listing will substantially enhance the trading market for our common stock. See “Risk Factors — Risks Related to This Offering,” beginning on page 14. As of March 31, 2006, there were 12,129,355 shares of our common stock outstanding, held by approximately 998 holders of record.
      Dividends are paid at the discretion of our board of directors. We have paid regular quarterly cash dividends on our common stock beginning with the second quarter of 2003, and our board of directors presently intends to continue the payment of these regular cash dividends. We paid dividends of $0.02 per common share for the first quarter of 2006, and total dividends in the amount of $0.07 per common share in 2005, $0.04 per common share in 2004 and $0.01 per common share in 2003. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements, our financial condition and our ability to service any equity or debt obligations senior to our common stock, and will depend on cash dividends paid to us by our bank subsidiaries. As a result, our ability to pay future dividends will depend on the earnings of our bank subsidiaries, their financial condition and their need for funds.
      There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by our bank subsidiaries with respect to their capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See “Supervision and Regulation — Payment of Dividends.”
      Additionally, before any dividend may be paid on our common stock in any year, dividends of $0.25 per share must first be paid on our Class A preferred stock and $0.57 per share paid on our Class B preferred stock. We are also restricted from paying dividends on our common stock if we have deferred payments of interest, or if a default has occurred, on our subordinated debentures.
      As of March 31, 2006, no significant funds were available for payment of dividends by our bank subsidiaries to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of our bank subsidiaries to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION
      The following table shows our consolidated capitalization as of March 31, 2006. Our capitalization is presented on an actual basis and on an as adjusted basis to give effect to the sale of 2,500,000 shares of common stock offered in this offering, less the underwriting discount, commissions and estimated expenses, at an assumed offering price of $17.00 per share (the mid-point of the price range set forth on the cover page of this prospectus). This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in this prospectus.

	March 31, 2006

	Actual	As adjusted(1)

	(Dollars in thousands, except
	per share data)
Long-term indebtedness:(2)
Subordinated debentures, due 2030	$3,493	$3,493
Subordinated debentures, due 2033	20,619	20,619
Subordinated debentures, due 2033, floating rate	5,155	5,155
Subordinated debentures, due 2035	15,464	15,464

Total long-term indebtedness	44,731	44,731

Shareholders’ equity:
Class A preferred stock, $0.01 par value; 2,500,000 shares authorized; 2,090,812 shares issued and outstanding, actual and as adjusted	21	21
Class B preferred stock, $0.01 par value; 3,000,000 shares authorized; 169,760 shares issued and outstanding, actual and as adjusted	2	2
Common stock, $0.01 par value; 25,000,000 shares authorized; 12,129,355 shares issues and outstanding; 14,629,355 shares issued and outstanding as adjusted	121	146
Capital surplus	146,638	185,340
Retained earnings	30,449	30,449
Accumulated other comprehensive loss	(8,191)	(8,191)

Total shareholders’ equity	169,040	207,767

Total capitalization(3)	$213,771	252,498

Book value per share with preferred converted to common	$11.83	$12.37
Capital ratios:
Equity to assets	8.58%	10.34%
Tangible equity to tangible assets(4)	6.28	8.13
Tier 1 leverage ratio(5)	9.31	11.13
Tier 1 risk-based capital ratio	12.13	14.60
Total risk-based capital ratio	13.38	15.84

(1)	As adjusted to give effect to the assumed issuance of 2,500,000 shares of common stock.

(2)	Excludes FHLB advances, which were approximately $123.2 million as of March 31, 2006.

(3)	Consists of long-term debt and total shareholders’ equity.

(4)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Table 24,” on page 58, for the non-GAAP tabular reconciliation.

(5)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

DILUTION
      If you invest in our common stock in this offering, your ownership interest in Home BancShares will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after this offering. Net tangible book value per share is determined by dividing our tangible net worth (net tangible assets less total liabilities) by the number of shares outstanding. Our net tangible book value as of March 31, 2006, was $120.7 million, or $8.45 per share, based on the number of shares of common stock outstanding plus the conversion of preferred stock to common stock as of March 31, 2006.
      After giving effect to our sale of shares in this offering at an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus), assuming the underwriters’ over-allotment option is not exercised, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our common stock net tangible book value as of March 31, 2006, would have been $159.5 million, or $9.50 per share. This represents an immediate increase in net tangible book value to present common shareholders of $1.05 per share and an immediate dilution in net tangible book value of $7.50 per share to new investors purchasing shares in this offering at the assumed initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per common share after this offering from the assumed initial offering price of $17.00 per common share.
      The following table illustrates the dilution on a per-common-share basis (with preferred stock converted to common stock) as of March 31, 2006:

Assumed initial public offering price		$17.00
Net tangible book value prior to offering	$8.45
Increase in net tangible book value attributable to new investors	1.05

Pro forma net tangible book value after offering		9.50

Dilution to new investors		$7.50

      The following table summarizes the total number of shares (with preferred stock converted to common stock), the total consideration paid to us and the average price paid per share by existing shareholders and new investors purchasing common stock in this offering. This information is presented on a pro forma basis as of March 31, 2006, after giving effect to the sale of the 2,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount(1)	Percent(1)	Per Share(1)

	(Dollars in thousands, except per share amounts)
Shares previously issued	14,289,276	85.1%	$146,782	77.5%	$10.27
Shares issued in this offering	2,500,000	14.9	42,500	22.5	17.00

Total	16,789,276	100.0%	$189,282	100.0%	$11.27

(1)	Before deducting underwriting discounts and commissions of approximately $3.0 million and estimated offering expenses of approximately $798,000. In addition, this table does not reflect the exercise of any outstanding stock options. As of March 31, 2006, there were options outstanding under our stock option plan to purchase a total of 968,244 shares of common stock with a weighted average exercise price of $11.22 per share; options outstanding to purchase a total of 11,703 shares of Class A preferred stock with a weighted average exercise price of $6.84 per share (which can convert into 9,239 shares of common stock with a weighted average price of $8.66 per share); and options outstanding to purchase a total of 23,827 shares of Class B preferred stock with a weighted average exercise price of $19.09 per share (which can convert into 71,481 shares of common stock with a weighted average price of $6.36 per share).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2005, combines the historical income statements of Home BancShares with Marine Bancorp, Inc. and Mountain View Bancshares, Inc. after giving effect to our acquisitions of Marine Bancorp on June 1, 2005, and Mountain View Bancshares on September 1, 2005.
      The pro forma adjustments to the statement of income are computed as if the transactions occurred on January 1, 2005. This unaudited pro forma statement was prepared giving effect to the purchase accounting adjustments and other assumptions described in the accompanying notes. Pro forma balance sheet data is not provided, as our audited consolidated balance sheet as of December 31, 2005, included elsewhere in this prospectus, gives full effect to the Marine Bancorp and Mountain View Bancshares acquisitions.
      The unaudited pro forma condensed combined statement of income reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma information. The unaudited condensed combined statement of income does not purport to represent what our actual results of operations or financial position would have been if our acquisitions of Marine Bancorp and Mountain View Bancshares had occurred on January 1, 2005, or to project our results of operations or financial position for any future period.

			Mountain
	Home	Marine	View			Pro forma
	BancShares	Bancorp	Bancshares			2005 with
	As	Jan. 1-	Jan. 1-			Marine and
	Reported	May 31,	Aug. 31,			Mountain
	2005	2005	2005	Adjustments		View

	(Dollars and shares in thousands, except per share data)
Interest income
Loans receivable	$65,244	$5,637	$3,421	$—		$74,302
Investment securities	19,829	325	3,206	(792	)(1)	22,568
Deposits — other banks	101	5	—	—		106
Federal funds sold	284	—	117	—		401

Total interest income	85,458	5,967	6,744	(792)		97,377

Interest expense
Interest on deposits	26,883	1,532	2,410	—		30,825
Federal funds purchased	399	—	—	—		399
FHLB and other borrowings	4,046	413	—	—		4,459
Securities sold under agreements to repurchase	2,657	—	—	—		2,657
Subordinated debentures	2,017	155	—	681	(2)	2,853

Total interest expense	36,002	2,100	2,410	681		41,193

Net interest income	49,456	3,867	4,334	(1,473)		56,184
Provision for loan losses	3,827	258	360	—		4,445

Net interest income after provision for loan losses	45,629	3,609	3,974	(1,473)		51,739

			Mountain
	Home	Marine	View			Pro forma
	BancShares	Bancorp	Bancshares			2005 with
	As	Jan. 1-	Jan. 1-			Marine and
	Reported	May 31,	Aug. 31,			Mountain
	2005	2005	2005	Adjustments		View

	(Dollars and shares in thousands, except per share data)
Non-interest income
Service charges on deposits	8,319	275	228	—		8,822
Other service charges and fees	2,099	171	64	—		2,334
Mortgage banking income	1,651	206	—	—		1,857
Other income	3,618	15	305	—		3,938

Total non-interest income	15,687	667	597	—		16,951

Non-interest expense
Salaries and employee benefits	23,901	1,690	1,052	—		26,643
Occupancy and equipment	6,869	450	351	—		7,670
Data processing expense	1,991	298	33	—		2,322
Advertising	2,067	58	30	—		2,155
Amortization of intangibles	1,466	—	—	330	(3)	1,796
Other operating expense	8,641	667	385	—		9,693

Total non-interest expense	44,935	3,163	1,851	330		50,279

Income before taxes	16,381	1,113	2,720	(1,803)		18,411
Income taxes — pro forma adjustment	4,935	442	—	(707	)(4)	4,670
Income taxes — Mountain View adjustment	—	—	—	450	(5)	450

Net income	$11,446	$671	$2,720	$(1,546)		$13,291

Basic earnings per share	$0.92	$—	$—	$—		$1.05
Diluted earnings per share	0.82	—	—	—		0.93
Preferred stock dividends	$574	$41	$—	$—		$615
Basic — weighted average shares outstanding	11,862	—	224	—		12,086
Diluted — weighted average shares outstanding	13,889	203	224	—		14,316

(1)	This adjustment reflects the reduction in interest income that would result from the sale of $34.2 million of securities to fund our purchase of Marine Bancorp and Mountain View Bancshares for the five and eight months, respectively, prior to their acquisition by us. An average rate of 3.87% was used based on the yield of the securities sold.

(2)	This adjustment reflects additional interest expense on subordinated debentures for the eight months prior to the acquisition of Mountain View Bancshares. An average rate of 6.81% was used based on the additional $15.0 million of subordinated debenture issued during 2005.

(3)	This adjustment reflects the amortization expense for Marine Bancorp and Mountain View Bancshares core deposit intangible assets for the five and eight months, respectively, prior to their acquisitions by us.

(4)	This adjustment reflects the estimated tax effect of the pro forma adjustments using a marginal 39.23% tax rate.

(5)	This adjustment reflects the estimated tax effect of the conversion of Mountain View Bancshares from an S corporation to a C corporation tax filer using an estimated effective tax rate of 16.56%. The estimated effective tax rate is low due to the relatively high level of investments in municipal securities owned by Bank of Mountain View.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis presents our consolidated financial condition and results of operations for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003. This discussion should be read together with the “Summary Consolidated Financial Data,” our financial statements and the notes thereto, and other financial data included in this prospectus. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these estimates and in the forward-looking statements as a result of certain factors, including those discussed in the section of this prospectus captioned “Risk Factors,” beginning on page 9, and elsewhere in this prospectus.
General
      We are a financial holding company headquartered in Conway, Arkansas, offering a broad array of financial services through our five wholly owned bank subsidiaries. As of March 31, 2006, we had, on a consolidated basis, total assets of $2.0 billion, loans receivable of $1.2 billion, total deposits of $1.5 billion, and shareholders’ equity of $169.0 million. As of December 31, 2005, we had, on a consolidated basis, total assets of $1.9 billion, loans receivable of $1.2 billion, total deposits of $1.4 billion, and shareholders’ equity of $165.9 million.
      We generate most of our revenue from interest on loans and investments, service charges, and mortgage banking income. Deposits are our primary source of funding. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance by calculating our return on average equity, return on average assets, and net interest margin. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
Key Financial Measures

	As of or for the Three
	Months Ended March 31,		As of or for the Years Ended December 31,

	2006	2005	2005	2004	2003

	(Dollars in thousands, except per share data)
Total assets	$1,970,910	$1,422,652	$1,911,491	$805,186	$803,103
Loans receivable	1,246,146	806,633	1,204,589	516,655	500,055
Total deposits	1,507,443	1,046,097	1,427,108	552,878	572,218
Net income	3,516	2,189	11,446	9,159	3,769
Basic earnings per share	$0.28	$0.18	$0.92	$1.08	$0.66
Diluted earnings per share	0.24	0.16	0.82	0.94	0.63
Diluted cash earnings per share(1)	0.26	0.18	0.89	0.98	0.64
Net interest margin(2)	3.53%	3.22%	3.37%	3.75%	3.47%
Efficiency ratio	66.68	65.86	64.94	57.65	64.61
Return on average assets(2)	0.74	0.63	0.69	1.17	0.85
Return on average equity(2)	8.51	5.89	7.27	8.61	8.88

(1)	See Table 20 “Diluted Cash Earnings Per Share” for a reconciliation to GAAP for diluted cash earnings per share.

(2)	Annualized for March 31.
2006 First Quarter Operating Performance
      Our net income increased $1.3 million, or 60.6%, to $3.5 million for the three-month period ended March 31, 2006, from $2.2 million for the same period in 2005. On a diluted earnings per share basis, our net earnings increased 50.0% to $0.24 for the three-month period ended March 31, 2006, as compared to $0.16 for the same period in 2005. The increase in earnings is primarily associated with our acquisitions of Marine Bancorp, Inc. and Mountain View Bancshares during the second and third quarters of 2005, respectively, combined with organic growth of our bank subsidiaries.
      For the quarter, our annualized return on average equity was 8.51%, our annualized return on average assets was 0.74%, our annualized net interest margin was 3.53%, and our efficiency ratio was 66.68%.
2005 Overview
      Our net income increased $2.3 million, or 25.0%, to $11.4 million for the year ended December 31, 2005, from $9.2 million for the same period in 2004. The increase in earnings is primarily associated with our acquisitions during 2005, combined with organic growth of our bank subsidiaries’ earnings. In 2004, our net income included a gain on the sale of our equity investment in Russellville Bancshares. Excluding this after-tax gain of $2.7 million, net income for 2005 would have increased by $5.0 million, or 75.4%, over 2004. Diluted earnings per share decreased $0.12, or 12.8%, to $0.82 for the year ended December 31, 2005, from $0.94 for 2004. This decrease was primarily the result of the gain of $0.27 per diluted share during 2004, and a 42.0% increase in the average diluted shares outstanding for the year ended December 31, 2005, versus the same period in 2004, resulting from the shares issued in connection with our 2005 acquisitions. Excluding the gain, diluted earnings per share would have increased $0.15, or 22.4%, to $0.82 per diluted share for the year ended December 31, 2005, from $0.67 per diluted share for 2004.
      Our return on average equity was 7.27% for the year ended December 31, 2005, compared to 8.61% for 2004. The decrease was primarily due to: (i) the $59.2 million, or 55.6%, increase in shareholders’ equity to $165.9 million as of December 31, 2005, compared to $106.6 million as of December 31, 2004; and (ii) a gain of $2.7 million in 2004. Return on average equity for 2004 would have been 6.07%, excluding this gain. The increase in shareholders’ equity was primarily due to the acquisitions of TCBancorp and Marine Bancorp.
      Our return on average assets was 0.69% for the year ended December 31, 2005, compared to 1.17% for 2004. The decrease was primarily due to: (i) the $1.1 billion, or 137.4%, increase in total assets to $1.9 billion as of December 31, 2005, compared to $805.2 million as of December 31, 2004; and (ii) a gain of $2.7 million in 2004. Return on average assets would have been 0.83% excluding this gain. The increase in total assets was primarily due to the acquisitions of TCBancorp, Marine Bancorp, and Mountain View Bancshares.
      Our net interest margin was 3.37% for the year ended December 31, 2005, compared to 3.75% for 2004. The decrease was primarily due to the relatively lower net interest margin of 2.77% for Twin City Bank for the year ended December 31, 2005.
      Our efficiency ratio (calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income) was 64.94% for the year ended December 31, 2005, compared to 57.65% for 2004. The efficiency ratio for 2004 would have been 64.06% excluding our gain of $2.7 million.
      Our total assets increased $1.1 billion, or 137.4%, to $1.9 billion as of December 31, 2005, compared to $805.2 million as of December 31, 2004. Our loan portfolio increased $687.9 million, or 133.2%, to $1.2 billion as of December 31, 2005, from $516.7 million as of December 31, 2004. Shareholders’ equity increased $59.2 million, or 55.6%, to $165.9 million as of December 31, 2005, from $106.6 million as of December 31, 2004. All of these increases were primarily associated with our acquisitions during 2005.
      As of December 31, 2005, our asset quality improved as non-performing loans declined to $8.3 million, or 0.69%, of total loans from $9.0 million, or 1.73%, of total loans as of the prior year end. The allowance for loan losses as a percent of non-performing loans improved to 291.6% as of December 31, 2005, compared to 182.4% from the prior year end. These ratios reflect the continuing commitment of our management to maintain sound asset quality.

Critical Accounting Policies
      Overview. We prepare our consolidated financial statements based on the selection of certain accounting policies, generally accepted accounting principles and customary practices in the banking industry. These policies, in certain areas, require us to make significant estimates and assumptions. Our accounting policies are described in detail in the notes to our consolidated financial statements included as part of this prospectus.
      We consider a policy critical if (i) the accounting estimate requires assumptions about matters that are highly uncertain at the time of the accounting estimate; and (ii) different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Using these criteria, we believe that the accounting policies most critical to us are those associated with our lending practices, including the accounting for the allowance for loan losses, intangible assets and income taxes.
      Investments. Securities available for sale are reported at fair value with unrealized holding gains and losses reported as a separate component of shareholders’ equity and other comprehensive income (loss). Securities that are held as available for sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available for sale.
      Loans Receivable and Allowance for Loan Losses. Substantially all of our loans receivable are reported at their outstanding principal balance adjusted for any charge-offs, as it is management’s intent to hold them for the foreseeable future or until maturity or payoff. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding.
      The allowance for loan losses is established through a provision for loan losses charged against income. The allowance represents an amount that, in management’s judgment, will be adequate to absorb probable credit losses on identifiable loans that may become uncollectible and probable credit losses inherent in the remainder of the loan portfolio. The amounts of provisions for loan losses are based on management’s analysis and evaluation of the loan portfolio for identification of problem credits, internal and external factors that may affect collectibility, relevant credit exposure, particular risks inherent in different kinds of lending, current collateral values and other relevant factors.
      We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms thereof. We apply this policy even if delays or shortfalls in payments are expected to be insignificant. All non-accrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impaired loans is used in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that losses will be realized. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When accrual of interest is discontinued, all unpaid accrued interest is reversed.
      Loans are placed on non-accrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for loan losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, although the majority of payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and we reasonably expect to collect all principal and interest.
      Intangible Assets. Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible represents the excess intangible value of acquired deposit customer relationships as determined by valuation specialists. The core deposit intangibles are being amortized over 84 to 114 months on a straight-line basis. Goodwill is not amortized but rather is evaluated for impairment on at least an annual basis. We perform an annual impairment test of goodwill as required by SFAS No. 142, Goodwill and Other Intangible Assets, in the fourth quarter. No impairment of our goodwill has resulted from these annual impairment tests.
      Income Taxes. We use the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Any estimated tax exposure items identified would be considered in a tax contingency reserve. Changes in any tax contingency reserve would be based on specific development, events, or transactions.
      We and our subsidiaries file consolidated tax returns. Our subsidiaries provide for income taxes on a separate return basis, and remit to us amounts determined to be currently payable.
      Stock Options. Prior to 2006, we elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for employee stock options using the fair value method. Under APB 25, because the exercise price of the options equals the estimated market price of the stock on the issuance date, no compensation expense is recorded. On January 1, 2006, we adopted SFAS No. 123, Share-Based Payment (Revised 2004) which establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods and services, or (ii) incurs liabilities in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant.
Acquisitions and Equity Investments
      On September 1, 2005, we acquired Mountain View Bancshares, Inc., an Arkansas bank holding company. Mountain View Bancshares owned The Bank of Mountain View, located in Mountain View, Arkansas which had total assets of $202.5 million, loans of $68.8 million and total deposits of $158.0 million on the date of the acquisition. The consideration for the merger was $44.1 million, which was paid approximately 90%, or $39.8 million, in cash and 10%, or $4.3 million, in shares of our common stock. As a result of this transaction, we recorded goodwill of $13.2 million and a core deposit intangible of $3.0 million.
      On June 1, 2005, we acquired Marine Bancorp, Inc., a Florida bank holding company. Marine Bancorp owned Marine Bank of the Florida Keys (subsequently renamed Marine Bank), located in Marathon, Florida, which had total assets of $257.6 million, loans of $215.2 million and total deposits of $200.7 million on the date of the acquisition. We also assumed debt obligations with carrying values of $39.7 million, which approximated their fair market values because the rates being paid on the obligations were at or near estimated current market rates. The consideration for the merger was $15.6 million comprised of approximately 60.5%, or $9.4 million, in cash and 39.5%, or $6.2 million, in shares of our Class B preferred stock. As a result of this transaction, we recorded goodwill of $4.6 million and a core deposit intangible of $2.0 million.
      On January 3, 2005, we purchased 20% of the common stock of White River Bancshares, Inc. of Fayetteville, Arkansas for $9.1 million. White River Bancshares is a newly formed corporation, which owns all of the stock of Signature Bank of Arkansas, with branch locations in northwest Arkansas. As of December 31, 2005, White River Bancshares had total assets of $184.7 million, loans of $131.3 million, and total deposits of $130.3 million. In January 2006, White River Bancshares issued an additional $15.0 million of common stock. To maintain our 20% ownership, we invested an additional $3.0 million in White River Bancshares at that time.
      Effective January 1, 2005, we purchased the remaining 67.8% of TCBancorp that we did not previously own. TCBancorp owned Twin City Bank, with branch locations in the Little Rock/ North Little Rock metropolitan area. The purchase brought our ownership of TCBancorp to 100%. TCBancorp had total assets of $633.4 million, loans of $261.9 million and total deposits of $500.1 million at the effective date of the acquisition. We also assumed debt obligations with carrying values of $20.9 million, which approximated their fair market values because the rates being paid on the obligations were at or near estimated current market rates. The purchase price for the TCBancorp acquisition was $43.9 million, which consisted of approximately $110,000 of cash and the issuance of 3,750,813 shares (split adjusted) of our common stock. As a result of this transaction, we recorded goodwill of $1.1 million and a core deposit intangible of $3.3 million. This transaction also increased our ownership of CB Bancorp and FirsTrust Financial Services to 100%, both of which we had previously co-owned with TCBancorp.
      On December 1, 2003, we used CB Bancorp (an acquisition subsidiary that we formed and co-owned, on an 80/20 basis, with TCBancorp) to purchase Community Financial Group, Inc. and its bank subsidiary, Community Bank. Community Bank had total assets of $326.2 million, loans of $199.5 million and total deposits of $279.6 million at the date of the acquisition. The purchase price for the Community Financial Group acquisition was $43.0 million and consisted of cash of $12.6 million from Home BancShares and $8.6 million from TCBancorp, and 2,176,291 shares of our Class A preferred stock at a value of $10 per share. We recorded goodwill of $18.6 million and a core deposit intangible of $5.0 million.
      On March 4, 2004, we sold one of the acquired branches of Community Bank to TCBancorp, which included loans of $5.9 million and deposits of $17.1 million. The negotiated purchase price for the branch was to equal 8% of the closing deposits sold plus the fair value of the physical assets. At the time of acquisition, the loans and deposits that were to be sold with the branch had not been identified. This is primarily due to the fact that the branch was in close proximity to the other branches of Community Bank. Community Bank had nine branches at the time of acquisition, all of which were within a 30-mile radius of each other. As a result, Community Bank had to review each one of its customers using that branch to determine which customers should be allocated to the branch to be sold. This process was not completed until February 2004. The amount of assets held for sale to TCBancorp as of December 31, 2003 was immaterial to our financial position.
      In February 2005, CB Bancorp merged into Home BancShares, and Community Bank thus became our wholly owned subsidiary.
Sale of Equity Investment in Russellville Bancshares
      On September 3, 2004, Russellville Bancshares repurchased the 21.7% equity interest that we had originally acquired in 2001. As a result of this sale, we recorded a pre-tax gain of $4.4 million or an after-tax gain of $2.7 million. This gain increased diluted earnings per share by $0.27 for the year ended December 31, 2004.
      Excluding the gain associated with the sale of our interest in Russellville Bancshares, our net income for the year ended December 31, 2004, was $6.5 million, or $0.67 diluted earnings per share.
Results of Operations for the Three Months Ended March 31, 2006 and 2005, and the Years Ended December 31, 2005, 2004 and 2003
      Performance Summary for the Three Months Ended March 31, 2006 and 2005. Our net income increased $1.3 million, or 60.6%, to $3.5 million for the three-month period ended March 31, 2006, from $2.2 million for the same period in 2005. On a diluted earnings per share basis, our net earnings increased 50.0% to $0.24 for the three-month period ended March 31, 2006, as compared to $0.16 for the same period in 2005. The increase in earnings is primarily associated with our acquisitions of Marine Bancorp, Inc. and Mountain View Bancshares during the second and third quarters of 2005, respectively, combined with organic growth of our bank subsidiaries.
      Performance Summary for the Years Ended December 31, 2005, 2004 and 2003. Our net income increased $2.3 million, or 25.0%, to $11.4 million for the year ended December 31, 2005, from $9.2 million for 2004. Our net income increased $5.4 million, or 143.0%, to $9.2 million for the year ended December 31, 2004, from $3.8 million for 2003. The increase in earnings is primarily associated with our acquisitions during

2005, combined with organic growth of our bank subsidiaries. In 2004, our net income included a gain on the sale of our equity investment in Russellville Bancshares. Excluding this after-tax gain of $2.7 million, net income for 2005 would have increased $5.0 million, or 75.4%. The increase in our net income for 2004 as compared to 2003 resulted from: (i) our acquisition of Community Financial Group in December 2003; (ii) a gain of $2.7 million in 2004; and (iii) the organic growth of our bank subsidiaries’ earnings.
      On a diluted earnings per share basis, our net earnings were $0.82 for 2005, as compared to $0.94 for 2004 and $0.63 for 2003. The decrease in diluted earnings per share for 2005 is primarily due to the effect of a after-tax gain of $0.27 per diluted share from the sale of our equity ownership in Russellville Bancshares during the third quarter of 2004, and a 42.0% increase in the average diluted shares outstanding for the year ended December 31, 2005, versus the same period in 2004. This increase in average diluted shares was the result of the shares issued in connections with our acquisitions in 2005.
      Net Interest Income. Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets and the total interest cost of the deposits and borrowings obtained to fund those assets. Factors affecting the level of net interest income include the volume of earning assets and interest-bearing liabilities, yields earned on loans and investments and rates paid on deposits and other borrowings, the level of non-performing loans and the amount of non-interest-bearing liabilities supporting earning assets. Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent basis. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax-exempt income by one minus the combined federal and state income tax rate.
      Net interest income on a fully taxable equivalent basis increased $5.0 million, or 48.7%, to $15.4 million for the three-month period ended March 31, 2006, from $10.4 million for the same period in 2005. This increase in net interest income was the result of an $11.6 million increase in interest income offset by $6.6 million increase in interest expense. The $11.6 million increase in interest income was primarily the result of a $456.0 million increase in average earning assets associated with our acquisitions of Marine Bancorp, Inc. and Mountain View Bancshares, Inc. during the second and third quarter of 2005, respectively, combined with higher short-term interest rates as a result of the rising rate environment. The higher level of earning assets resulted in an improvement in interest income of $7.9 million, and the rising rate environment resulted in a $3.7 million increase in interest income for the three-month period ended March 31, 2006. The $6.6 million increase in interest expense for the three-month period ended March 31, 2006, is primarily the result of a $382.6 million increase in average interest-bearing liabilities associated with our acquisitions of Marine Bancorp, Inc. and Mountain View Bancshares, Inc. during the second and third quarter of 2005, respectively, combined with higher interest rates during 2005 as a result of the rising rate environment. The higher level of interest-bearing liabilities resulted in additional interest expense of $3.0 million. The rising rate environment resulted in a $3.6 million increase in interest expense for the three-month period ended March 31, 2006.
      Net interest income on a fully taxable equivalent basis increased $25.3 million, or 97.3%, to $51.2 million for the year ended December 31, 2005, from $26.0 million for 2004. This increase in net interest income was the result of a $49.7 million increase in interest income offset by $24.4 million increase in interest expense. The $49.7 million increase in interest income for the year ended December 31, 2005, is primarily the result of a $788.5 million increase in average earning assets associated with our acquisitions during 2005, combined with higher short-term interest rates as a result of the rising rate environment. The higher level of earning assets resulted in an improvement in interest income of $46.3 million. The rising rate environment resulted in a $3.4 million increase in interest income during 2005. The $24.4 million increase in interest expense for the year ended December 31, 2005, is primarily the result of a $686.5 million increase in average interest-bearing liabilities associated with our acquisitions during 2005, combined with higher interest rates during 2005 as a result of the rising rate environment. The higher level of interest-bearing liabilities resulted in additional interest expense of $17.3 million. The rising rate environment resulted in a $7.1 million increase in interest expense during 2005.
      Net interest income on a fully taxable equivalent basis increased $12.6 million, or 93.9%, to $26.0 million for the year ended December 31, 2004, from $13.4 million for 2003. This increase in net interest income was the result of a $15.9 million increase in interest income and a $3.3 million increase in interest expense. The

$15.9 million increase in interest income for the year ended December 31, 2004, is primarily the result of a $307.2 million increase of average earning assets due to the December 2003 acquisition of Community Financial Group, combined with our internal growth. The higher level of earning assets resulted in an improvement in interest income of $16.3 million. The $3.3 million increase in interest expense for the year ended December 31, 2004, is primarily the result of a $228.9 million increase in average interest-bearing liabilities associated with the acquisition of Community Financial Group, combined with our internal growth. The higher level of interest-bearing liabilities resulted in additional interest expense of $4.2 million.
      Tables 1 and 2 reflect an analysis of net interest income on a fully taxable equivalent basis for the three-month periods ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003, as well as changes in fully taxable equivalent net interest margin for the three-month period ended March 31, 2006, compared to the same period in 2005, and the years 2005 compared to 2004 and 2004 compared to 2003.
Table 1: Analysis of Net Interest Income

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(Dollars in thousands)
Interest income	$27,734	$16,361	$85,458	$36,681	$21,538
Fully taxable equivalent adjustment	583	343	1,790	874	95

Interest income — fully taxable equivalent	28,317	16,704	87,248	37,555	21,633
Interest expense	12,928	6,355	36,002	11,580	8,240

Net interest income — fully taxable equivalent	$15,389	$10,349	$51,246	$25,975	$13,393

Yield on earning assets — fully taxable equivalent	6.50%	5.20%	5.74%	5.42%	5.61%
Cost of interest-bearing liabilities	3.39	2.31	2.75	2.00	2.36
Net interest spread — fully taxable equivalent	3.11	2.89	2.99	3.42	3.25
Net interest margin — fully taxable equivalent	3.53	3.22	3.37	3.75	3.47
Table 2: Changes in Fully Taxable Equivalent Net Interest Margin

		December 31,
	March 31,
	2006 vs. 2005	2005 vs. 2004	2004 vs. 2003

	(In thousands)
Increase in interest income due to change in earning assets	$7,951	$46,333	$16,267
Increase (decrease) in interest income due to change in earning asset yields	3,662	3,360	(344)
Increase in interest expense due to change in interest-bearing liabilities	3,032	17,339	4,166
Increase (decrease) in interest expense due to change in interest rates paid on interest-bearing liabilities	3,541	7,083	(826)

Increase in net interest income	$5,040	$25,271	$12,583

      Table 3 shows, for each major category of earning assets and interest-bearing liabilities, the average amount outstanding, the interest income or expense on that amount and the average rate earned or expensed for the three-month periods ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003. The table also shows the average rate earned on all earning assets, the average rate expensed on all interest-bearing liabilities, the net interest spread and the net interest margin for the same periods. The analysis is presented on a fully taxable equivalent basis. Non-accrual loans were included in average loans for the purpose of calculating the rate earned on total loans.
Table 3: Average Balance Sheets and Net Interest Income Analysis

	Three Months Ended March 31,

	2006			2005

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)
ASSETS
Earning assets
Interest-bearing balances due from banks	$3,706	$41	4.49%	$2,204	$8	1.47%
Federal funds sold	14,477	159	4.45	1,036	6	2.35
Investment securities — taxable	430,121	4,725	4.46	458,658	4,241	3.75
Investment securities — non-taxable	92,627	1,510	6.61	53,922	823	6.19
Loans receivable	1,224,871	21,882	7.25	787,251	11,626	5.99

Total interest-earning assets	1,765,802	28,317	6.50	1,303,071	16,704	5.20

Non-earning assets	169,399			116,190

Total assets	$1,935,201			$1,419,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Interest-bearing liabilities
Interest-bearing transaction and savings deposits	$520,287	$2,739	2.14	$370,843	$1,263	1.38
Time deposits	715,790	6,790	3.85	541,163	3,432	2.57

Total interest-bearing deposits	1,236,077	9,529	3.13	912,006	4,695	2.09
Federal funds purchased	26,469	304	4.66	19,637	122	2.52
Securities sold under agreement to repurchase	99,344	870	3.55	68,911	458	2.70
FHLB and other borrowed funds	137,796	1,476	4.34	90,124	681	3.06
Subordinated debentures	44,746	749	6.79	24,216	399	6.68

Total interest-bearing liabilities	1,544,432	12,928	3.39	1,114,894	6,355	2.31

Non-interest bearing liabilities
Non-interest-bearing deposits	213,135			143,485
Other liabilities	10,067			10,194

Total liabilities	1,767,634			1,268,573
Shareholders’ equity	167,567			150,688

Total liabilities and shareholders’ equity	$1,935,201			$1,419,261

Net interest spread			3.11%			2.89%
Net interest income and margin		$15,389	3.53		$10,349	3.22

	Years Ended December 31,

	2005			2004			2003

	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)
ASSETS
Earning assets
Interest-bearing balances due from banks	$3,159	$101	3.20%	$2,788	$38	1.36%	$699	$8	1.14%
Federal funds sold	8,048	284	3.53	16,902	158	0.93	13,562	159	1.17
Investment securities — taxable	442,168	17,103	3.87	144,446	5,764	3.99	48,350	1,584	3.28
Investment securities — non-taxable	66,960	4,301	6.42	34,945	2,331	6.67	4,277	276	6.45
Loans receivable	1,000,906	65,459	6.54	493,969	29,264	5.92	318,975	19,606	6.15

Total interest-earning assets	1,521,241	87,248	5.74	693,050	37,555	5.42	385,863	21,633	5.61

Non-earning assets	137,601			89,355			55,302

Total assets	$1,658,842			$782,405			$441,165

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Interest-bearing liabilities
Interest-bearing transaction and savings deposits	$447,433	$8,267	1.85%	$192,426	$1,435	0.75%	$89,250	$781	0.88%
Time deposits	624,692	18,616	2.98	281,391	6,171	2.19	187,734	4,919	2.62

Total interest-bearing deposits	1,072,125	26,883	2.51	473,817	7,606	1.61	276,984	5,700	2.06
Federal funds purchased	13,996	399	2.85	10,773	159	1.48	1,307	29	2.22
Securities sold under agreement to repurchase	85,876	2,657	3.09	23,068	407	1.76	22,859	256	1.12
FHLB and other borrowed funds	109,323	4,046	3.70	46,837	1,840	3.93	32,596	1,220	3.74
Subordinated debentures	29,408	2,017	6.86	24,219	1,568	6.47	16,075	1,035	6.44

Total interest-bearing liabilities	1,310,728	36,002	2.75	578,714	11,580	2.00	349,821	8,240	2.36

Non-interest-bearing liabilities
Non-interest-bearing deposits	177,511			79,907			37,038
Other liabilities	13,125			17,368			11,875

Total liabilities	1,501,364			675,989			398,734
Shareholders’ equity	157,478			106,416			42,431

Total liabilities and shareholders’ equity	$1,658,842			$782,405			$441,165

Net interest spread			2.99%			3.42%			3.25%
Net interest income and margin		$51,246	3.37		$25,975	3.75		$13,393	3.47

      Table 4 shows changes in interest income and interest expense resulting from changes in volume and changes in interest rates for the three-month period ended March 31, 2006 compared to the same period in 2005, and the year ended December 31, 2005, compared to 2004, and 2004 compared to 2003, on a fully taxable basis. The changes in interest rate and volume have been allocated to changes in average volume and changes in average rates, in proportion to the relationship of absolute dollar amounts of the changes in rates and volume.
Table 4: Volume/ Rate Analysis

	Three Months Ended March 31,
	2006 over 2005

	Volume	Yield/Rate	Total

	(In thousands)
Increase (decrease) in:
Interest income:
Interest-bearing balances due from banks	$8	$25	$33
Federal funds sold	144	9	153
Investment securities — taxable	(276)	760	484
Investment securities — non-taxable	628	59	687
Loans receivable	7,447	2,809	10,256

Total interest income	7,951	3,662	11,613

Interest expense:
Interest-bearing transaction and savings deposits	627	849	1,476
Time deposits	1,324	2,034	3,358
Federal funds purchased	52	130	182
Securities sold under agreement to repurchase	240	172	412
FHLB and other borrowed funds	445	350	795
Subordinated debentures	344	6	350

Total interest expense	3,032	3,541	6,573

Increase (decrease) in net interest income	$4,919	$121	$5,040

	Years Ended December 31,

	2005 over 2004			2004 over 2003

		Yield/			Yield/
	Volume	Rate	Total	Volume	Rate	Total

	(In thousands)
Increase (decrease) in:
Interest income:
Interest-bearing balances due from banks	$6	$57	$63	$28	$2	$30
Federal funds sold	(120)	246	126	35	(36)	(1)
Investment securities — taxable	11,521	(182)	11,339	3,767	413	4,180
Investment securities — non-taxable	2,059	(89)	1,970	2,046	9	2,055
Loans receivable	32,867	3,328	36,195	10,391	(732)	9,659

Total interest income	46,333	3,360	49,693	16,267	(344)	15,923

	Years Ended December 31,

	2005 over 2004			2004 over 2003

		Yield/			Yield/
	Volume	Rate	Total	Volume	Rate	Total

	(In thousands)
Interest expense:
Interest-bearing transaction and savings deposits	3,231	3,601	6,832	785	(131)	654
Time deposits	9,616	2,829	12,445	2,153	(901)	1,252
Federal funds purchased	59	181	240	143	(13)	130
Securities sold under agreement to repurchase	1,762	488	2,250	2	149	151
FHLB and other borrowed funds	2,319	(113)	2,206	556	64	620
Subordinated debentures	352	97	449	527	6	533

Total interest expense	17,339	7,083	24,422	4,166	(826)	3,340

Increase (decrease) in net interest income	$28,994	$(3,723)	$25,271	$12,101	$482	$12,583

      Provision for Loan Losses. Our management assesses the adequacy of the allowance for loan losses by applying the provisions of Statement of Financial Accounting Standards No. 5 and No. 114. Specific allocations are determined for loans considered to be impaired and loss factors are assigned to the remainder of the loan portfolio to determine an appropriate level in the allowance for loan losses. The allowance is increased, as necessary, by making a provision for loan losses. The specific allocations for impaired loans are assigned based on an estimated net realizable value after a thorough review of the credit relationship. The potential loss factors associated with the remainder of the loan portfolio are based on an internal net loss experience, as well as management’s review of trends within the portfolio and related industries.
      Generally, commercial, commercial real estate, and residential real estate loans are assigned a level of risk at origination. Thereafter, these loans are reviewed on a regular basis. The periodic reviews generally include loan payment and collateral status, the borrowers’ financial data, and key ratios such as cash flows, operating income, liquidity, and leverage. A material change in the borrower’s credit analysis can result in an increase or decrease in the loan’s assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis.
      Our management reviews certain key loan quality indicators on a monthly basis, including current economic conditions, delinquency trends and ratios, portfolio mix changes, and other information management deems necessary. This review process provides a degree of objective measurement that is used in conjunction with periodic internal evaluations. To the extent that this review process yields differences between estimated and actual observed losses, adjustments are made to the loss factors used to determine the appropriate level of the allowance for loan losses.
      The provision for loan losses represents management’s determination of the amount necessary to be charged against the current period’s earnings, to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated risk inherent in the loan portfolio. The provision was $484,000 for the three-month period ended March 31, 2006, $3.8 million for the year ended December 31, 2005, $2.3 million for 2004, and $807,000 for 2003.
      Our provision for loan losses decreased $567,000, or 53.9%, to $484,000 for the three-month period ended March 31, 2006, from $1.1 million for the same period in 2005. The decrease in the provision is primarily associated with the decrease in non-performing loans to $8.2 million as of March 31, 2006 from $10.1 million as of March 31, 2005.

      Our provision for loan losses increased $1.5 million, or 67.1%, to $3.8 million for the year ended December 31, 2005, from $2.3 million for 2004. The increase in the provision is primarily associated with our acquisitions during 2005 as a result of their continued loan growth, combined with a charge of $450,000 to the provision expense due to Hurricane Wilma that affected the Florida Keys during the fourth quarter of 2005. This expense was established based on management’s best estimate of the hurricane’s impact on the loan portfolio using currently available information. It is too early to determine with certainty the full extent of the impact, therefore the estimate is based on judgment and subject to change. Management will continue to carefully assess and review the exposure of the loan portfolio to hurricane-related factors.
      Our provision increased $1.5 million, or 183.8%, to $2.3 million for the year ended December 31, 2004, from $807,000 in 2003. The increase in the provision is primarily associated with the acquisition of Community Financial Group during the fourth quarter of 2003, combined with losses related to a former loan officer’s portfolio. The loans originated by the former loan officer were primarily agricultural and related farmland, and involved inadequate underwriting and excessive policy exceptions, among other issues.
      Non-Interest Income. Total non-interest income was $4.4 million for the three-month period ended March 31, 2006 compared to $3.8 million for the same period in 2005. Total non-interest income was $15.7 million in 2005, compared to $18.1 million in 2004 and $6.7 million in 2003. Our non-interest income includes service charges on deposit accounts, other service charges and fees, trust fees, data processing fees, mortgage banking income, insurance commissions, income from title services, equity in income of unconsolidated affiliates and other income.
      Table 5 measures the various components of our non-interest income for the three-month period ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, and 2003, respectively, as well as changes for the three-month period ended March 31, 2006 compared to the same period in 2005, and the years 2005 compared to 2004 and 2004 compared to 2003.
Table 5: Non-Interest Income

	Three Months
	Ended March 31,
			2006 Change
	2006	2005	from 2005

	(Dollars in thousands)
Service charges on deposit accounts	$2,052	$1,692	$360	21.3%
Other service charges and fees	611	438	173	39.5
Trust fees	152	118	34	28.8
Data processing fees	193	106	87	82.1
Mortgage banking income	411	292	119	40.8
Insurance commissions	284	241	43	17.8
Income from title services	237	144	93	64.6
Increase in cash value of life insurance	51	64	(13)	(20.3)
Equity in loss of unconsolidated affiliates	(116)	—	(116)	100.0
Gain on securities and loans, net	34	187	(153)	(81.8)
Other income	492	531	(39)	(7.3)

Total non-interest income	$4,401	$3,813	$588	15.4%

	Years Ended December 31,			2005		2004
				Change from		Change from
	2005	2004	2003	2004		2003

	(Dollars in thousands)
Service charges on deposit accounts	$8,319	$5,914	$2,254	$2,405	40.7%	$3,660	162.4%
Other service charges and fees	2,099	959	474	1,140	118.9	485	102.3
Trust fees	458	158	14	300	189.9	144	1,028.6
Data processing fees	668	1,564	1,378	(896)	(57.3)	186	13.5
Mortgage banking income	1,651	1,188	1,220	463	39.0	(32)	(2.6)
Insurance commissions	674	631	22	43	6.8	609	2,768.2
Income from title services	823	1,110	81	(287)	(25.9)	1,029	1,270.4
Increase in cash value of life insurance	256	244	13	12	4.9	231	1,776.9
Equity in income (loss) of unconsolidated affiliates	(592)	1,560	937	(2,152)	(137.9)	623	66.5
Gain on sale of equity investment	465	4,410	—	(3,945)	(89.5)	4,410	—
(Loss) gain on securities and loans, net	(10)	(223)	135	213	(95.5)	(358)	(265.2)
Other income	876	576	211	300	52.1	365	173.0

Total non-interest income	$15,687	$18,091	$6,739	$(2,404)	(13.3)%	$11,352	168.5%

      Non-interest income increased $588,000, or 15.4%, to $4.4 million for the three-month period ended March 31, 2006 from $3.8 million for the same period in 2005. The primary factors that resulted in the increase include:

•	The $533,000 aggregate increase in service charges on deposit accounts and other service charges and fees was primarily a result of our acquisitions of Marine Bancorp and Mountain View Bancshares in the second and third quarters of 2005, respectively, combined with organic growth of our other bank subsidiaries’ service charges.

•	The $87,000 increase in data processing fees was related to the data processing fees associated with White River Bancshares, which began banking operations in May 2005.

•	The $119,000 increase in mortgage banking revenue was primarily the result of the acquisition of Marine Bancorp in the second quarter of 2005.

•	The $170,000 aggregate increase in trust fees, insurance commissions and title fees was primarily a result of our organic growth in those product lines.

•	The equity in loss of unconsolidated affiliate of $116,000 is related to the 20% interest in White River Bancshares that we purchased during 2005. Because the investment in White River Bancshares is accounted for on the equity method, we recorded our share of White River Bancshares’ operating loss.

•	The $153,000 decrease in the gain on securities and loans between March 31, 2005 and March 31, 2006 is primarily related to gains resulting from the sale of SBA loan products originated by us. The gain from the sale of SBA loans was $34,000 for the three-month period ended March 31, 2006, compared to $230,000 for the same period in 2005.
      Non-interest income decreased $2.4 million, or 13.3%, to $15.7 million for the year ended December 31, 2005 from $18.1 million in 2004. The primary factors that resulted in the decrease from 2004 to 2005 include:

•	The $3.8 million aggregate increase in service charges on deposit accounts, other service charges and fees, and trust fees was primarily a result of our acquisitions during 2005, combined with organic growth of our bank subsidiaries’ earnings.

•	The $896,000 decrease in data processing fees was primarily associated with the acquisition of TCBancorp. Prior to acquiring complete ownership of TCBancorp, we performed its data processing functions and received fees for this service. We continue to receive data processing fees from White River Bancshares and certain other non-affiliated banks.

•	The rising interest rate environment during 2005 resulted in decreased mortgage production volumes for the mortgage industry as compared to 2004. While we experienced an increase of $463,000 in this revenue source, the increase primarily resulted from the additional $757,000 mortgage banking revenues associated with the acquisitions of TCBancorp and Marine Bancorp during 2005.

•	The $287,000 decrease in title fees is primarily associated with lower demand for title fees as a result of the decrease in mortgage production volume associated with the rising interest rate environment in 2005.

•	The $2.2 million decrease in equity in income of unconsolidated affiliates is the result of acquiring 100% ownership in TCBancorp effective as of January 1, 2005, combined with the $592,000 loss associated with the 20% interest in White River Bancshares that we purchased during 2005. Because the investment in White River Bancshares is accounted for on the equity method, we recorded our share of White River Bancshares’ operating loss. White River Bancshares is currently operating at a loss as a result of their status as a start-up entity.

•	The $3.9 million decrease in gain on sale of equity investment for 2005 is primarily associated with a $4.4 million pre-tax gain recorded in the third quarter of 2004 from the sale of our equity ownership in Russellville Bancshares. During the third quarter of 2005, we recognized a $465,000 gain on sale of an equity investment. This gain was deferred as a result of our financing the purchase price for this transaction. The gain became recognizable during 2005 as a result of the financing being paid off.

•	The difference in the loss on securities and loans between 2004 and 2005 is primarily associated with specific transactions for each year. During 2004, a loss of $313,000 was recorded for write-downs for other-than-temporary losses in our investment portfolio, offset by $64,000 of gains from the sale of investment securities and a $26,000 gain resulting from the sale of our SBA loan product. In 2005, we made a strategic decision to sell lower-yielding investment securities, resulting in a loss of approximately $539,000. This loss was largely offset by approximately $529,000 in gains resulting from the sale of our SBA loan product.

•	The $300,000 increase in other income is primarily associated with a $324,000 gain from proceeds associated with fire damage at one of our branch banking locations during 2005.
      Non-interest income increased $11.4 million, or 168.5%, to $18.1 million for the year ended December 31, 2004, from $6.7 million in 2003. The increase is primarily associated with a $4.4 million pre-tax gain from selling our equity ownership of Russellville Bancshares during the third quarter of 2004, combined with the Community Financial Group acquisition and our internal growth. The Community Financial Group acquisition also included two non-banking subsidiaries, Community Insurance and Community Title Service, which provided new sources of non-interest income during 2004.
      Non-Interest Expense. Non-interest expense consists of salary and employee benefits, occupancy, equipment, data processing, and other expenses such as advertising, core deposit amortization, legal and accounting fees, other professional fees, operating supplies and postage.

      Table 6 below sets forth a summary of non-interest expense for the three-month periods ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004, and 2003, as well as changes for the three-month period ended March 31, 2006 compared to the same period in 2005, and the years ended 2005 compared to 2004 and 2004 compared to 2003.
Table 6: Non-Interest Expense

	Three Months Ended
	March 31,		2006
			Change from
	2006	2005	2005

	(Dollars in thousands)
Salaries and employee benefits	$7,348	$5,260	$2,088	39.7%
Occupancy and equipment	2,005	1,492	513	34.4
Data processing expense	567	433	134	30.9
Other operating expenses
Advertising	558	466	92	19.7
Amortization of intangibles	425	309	116	37.5
ATM expense	118	100	18	18.0
Directors’ fees	204	86	118	137.2
Due from bank service charges	70	74	(4)	(5.4)
FDIC and state assessment	125	122	3	2.5
Insurance	223	136	87	64.0
Legal and accounting	282	176	106	60.2
Other professional fees	134	106	28	26.4
Operating supplies	229	150	79	52.7
Postage	163	121	42	34.7
Telephone	220	123	97	78.9
Other expense	948	482	466	96.7

Total non-interest expense	$13,619	$9,636	$3,983	41.3%

	Years Ended December 31,			2005		2004
				Change from		Change from
	2005	2004	2003	2004		2003

	(Dollars in thousands)
Salaries and employee benefits	$23,901	$14,123	$7,139	$9,778	69.2%	$6,984	97.8%
Occupancy and equipment	6,869	3,750	1,659	3,119	83.2	2,091	126.0
Data processing expense	1,991	1,170	893	821	70.2	277	31.0
Other operating expenses
Advertising	2,067	900	774	1,167	129.7	126	16.3
Amortization of intangibles	1,466	728	63	738	101.4	665	1,055.6
ATM expense	427	372	237	55	14.8	135	57.0
Directors’ fees	505	210	73	295	140.5	137	187.7
Due from bank service charges	284	197	108	87	44.2	89	82.4
FDIC and state assessment	503	301	155	202	67.1	146	94.2
Insurance	504	344	193	160	46.5	151	78.2
Legal and accounting	941	452	204	489	108.2	248	121.6
Other professional fees	534	493	315	41	8.3	178	56.5
Operating supplies	745	530	336	215	40.6	194	57.7
Postage	580	404	183	176	43.6	221	120.8
Telephone	669	377	153	292	77.5	224	146.4
Other expense	2,949	1,780	585	1,169	65.7	1,195	204.3

Total non-interest expense	$44,935	$26,131	$13,070	$18,804	72.0%	$13,061	99.9%

      Non-interest expense increased $4.0 million, or 41.3%, to $13.6 million for the three-month period ended March 31, 2006, from $9.6 million for the same period in 2005. The increase is primarily related to our acquisitions of Marine Bancorp and Mountain View Bancshares in the second and third quarters of 2005, respectively. The most significant component of the increase was the $2.1 million increase in salaries and employee benefits. This $2.1 million increase was primarily the result of $1.8 million of additional staffing and $116,000 of options-related expense due to the adoption of SFAS 123R.
      Non-interest expense increased $18.8 million, or 72.0%, to $44.9 million for the year ended December 31, 2005, from $26.1 million in 2004. The increase is related to our acquisitions of TCBancorp, Marine Bancorp and Mountain View Bancshares combined with a modest increase in staffing, particularly at the holding company level.
      Non-interest expense increased $13.1 million, or 99.9%, to $26.1 million for the year ended December 31, 2004, from $13.1 million in 2003. The increase was primarily the result of our acquisition of Community Financial Group in December 2003.
      Amortization of intangibles expense was $1.5 million for the year ended December 31, 2005, $728,000 for 2004, and $63,000 for 2003. The increase was caused by our increase in core deposit intangibles created when we completed each of our acquisitions. Including all of the mergers completed, our estimated amortization of intangibles expense for each of the following five years is $1.8 million.
      Income Taxes. The provision for income taxes increased $645,000, or 68.4%, to $1.6 million for the three-month period ended March 31, 2006, from $943,000 as of March 31, 2005. The provision for income taxes decreased $95,000, or 1.9%, to $4.9 million for the year ended December 31, 2005, from $5.0 million in 2004. The provision for income taxes increased $2.6 million, or 114.7%, to $5.0 million for the year ended December 31, 2004, from $2.3 million for 2003. The effective income tax rate was 31.1% for the three-month period ended March 31, 2006, compared to 30.1% for the same period in 2005. The effective tax rate for the years ended December 31, 2005, 2004 and 2003 were 30.1%, 34.1%, and 38.0%, respectively. The declining effective income tax rates for the years ended are primarily associated with the lower effective income tax rates associated with the acquisitions of Community Financial Group, TCBancorp, and Mountain View Bancshares.
Financial Conditions as of and for the Quarters Ended March 31, 2006 and 2005 and the Years Ended December 31, 2005 and 2004
      Our total assets increased $59.4 million, or 3.1%, to $2.0 billion as of March 31, 2006, from $1.9 billion as of December 31, 2005. Our loan portfolio increased $41.6 million, or 3.4%, to $1.2 billion as of March 31, 2006, from December 31, 2005. Shareholders’ equity increased $3.2 million, or 1.9%, to $169.0 million as of March 31, 2006, compared to $165.9 million as of December 31, 2005. All of these increases are primarily associated with organic growth of our bank subsidiaries.
      Our total assets increased $1.1 billion, or 137.4%, to $1.9 billion as of December 31, 2005, from $805.2 million as of December 31, 2004. Our loans receivable increased $687.9 million, or 133.2%, to $1.2 billion as of December 31, 2005, from $516.7 million as of December 31, 2004. Shareholders’ equity increased $59.2 million, or 55.6%, to $165.9 million as of December 31, 2005, compared to $106.6 million as of December 31, 2004. All of these increases resulted from organic growth.

Loan Portfolio
      Our loan portfolio averaged $1.2 billion during the first quarter of 2006, $1.0 billion during 2005 and $494.0 million during 2004. Net loans were $1.2 billion as of March 31, 2006 and December 31, 2005, compared to $500.3 million as of December 31, 2004. The most significant components of the loan portfolio were commercial and residential real estate, real estate construction, consumer, and commercial and industrial loans. These loans are primarily originated within our market areas of central Arkansas, north central Arkansas and the Florida Keys and are generally secured by residential or commercial real estate or business or personal property within our market areas.

      Table 7 presents our loan balances by category as of the dates indicated.
Table 7: Loan Portfolio

		As of December 31,
	As of March 31,
	2006	2005	2004	2003	2002	2001

	(In thousands)
Real estate:
Commercial real estate loans:
Non-farm/non-residential	$422,618	$411,839	$181,995	$173,743	$91,352	$69,876
Construction/land development	331,532	291,515	116,935	74,138	37,969	22,834
Agricultural	13,197	13,112	12,912	5,065	5,024	3,651
Residential real estate loans:
Residential 1-4 family	220,273	221,831	86,497	79,246	58,899	49,548
Multifamily residential	36,425	34,939	17,708	16,654	6,255	5,778

Total real estate	1,024,045	973,236	416,047	348,846	199,499	151,687
Consumer	39,599	39,447	24,624	31,546	22,632	25,733
Commercial and industrial	166,025	175,396	69,345	102,350	46,555	47,733
Agricultural	8,287	8,466	6,275	14,409	16,078	10,546
Other	8,190	8,044	364	2,904	—	—

Total loans receivable	1,246,146	1,204,589	516,655	500,055	284,764	235,699
Less: Allowance for loan losses	24,435	24,175	16,345	14,717	5,706	3,847

Total loans receivable, net	$1,221,711	$1,180,414	$500,310	$485,338	$279,058	$231,852

      Commercial Real Estate Loans. We originate non-farm and non-residential loans (primarily secured by commercial real estate), construction/land development loans, and agricultural loans, which are generally secured by real estate located in our market areas. As of March 31, 2006, less than 5% of our loans were made on raw land. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized over a 10 to 20 year period with balloon payments due at the end of one to five years. These loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower’s liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, we will loan up to 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis.
      As of March 31, 2006, commercial real estate loans totaled $767.3 million, or 61.6% of our loan portfolio, compared to $716.5 million, or 59.5% of our loan portfolio, as of December 31, 2005. This increase is primarily the result of organic growth of our loan portfolio and the reclassification of several large loans, which refinanced during the first quarter of 2006 and were reclassified into commercial real estate from commercial and industrial as a result of a change in the collateral.
      As of December 31, 2005, commercial real estate loans totaled $716.5 million, or 59.5% of our loan portfolio, compared to $311.8 million, or 60.4% of our loan portfolio, as of December 31, 2004. This increase is primarily the result of our acquisitions during 2005, combined with organic growth of our loan portfolio.
      Residential Real Estate Loans. We originate one to four family, owner occupied residential mortgage loans generally secured by property located in our primary market area. The majority of our residential mortgage loans consist of loans secured by owner occupied, single family residences. Residential real estate loans generally have a loan-to-value ratio of up to 90%. These loans are underwritten by giving consideration to the borrower’s ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio.
      As of March 31, 2006, we had $256.7 million, or 20.6% of our loan portfolio, in residential real estate loans, which is comparable to the $256.8 million, or 21.3% of our loan portfolio, as of December 31, 2005.
      As of December 31, 2005, we had $256.8 million, or 21.3% of our loan portfolio, in residential real estate loans compared to $104.2 million, or 20.2% of our loan portfolio, as of December 31, 2004. This increase is primarily the result of our acquisitions during 2005, combined with organic growth of our loan portfolio.
      Consumer Loans. Our consumer loan portfolio is composed of secured and unsecured loans originated by our banks. The performance of consumer loans will be affected by the local and regional economy as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics.
      As of March 31, 2006, our installment consumer loan portfolio totaled $39.6 million, or 3.2% of our total loan portfolio, which is comparable to the $39.4 million, or 3.3% of our loan portfolio as of December 31, 2005.
      As of December 31, 2005, our installment consumer loan portfolio totaled $39.4 million, or 3.3% of our total loan portfolio, compared to $24.6 million, or 4.8% of our loan portfolio, as of December 31, 2004. This increase is primarily the result of our acquisitions during 2005, offset by a decrease associated with a strategic decision made by management not to pursue growth in consumer loans due to our risk/reward experience for this type of loan.
      Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower’s liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally speaking, accounts receivable are financed at between 50% to 80% of accounts receivable less than 90 days past due. Inventory financing will range between 50% and 80% depending on the borrower and nature of inventory. We require a first lien position for those loans.
      As of March 31, 2006, commercial and industrial loans outstanding totaled $166.0 million, or 13.3% of our loan portfolio, compared to $175.4 million, or 14.6% of our loan portfolio, as of December 31, 2005. This decrease is primarily the result of the reclassification of several large loans, which refinanced during the first quarter of 2006 and were reclassified into commercial real estate as a result of a change in the collateral.
      As of December 31, 2005, commercial and industrial loans outstanding totaled $175.4 million, or 14.6% of our loan portfolio, compared to $69.3 million, or 13.4% of our loan portfolio, as of December 31, 2004. This increase is primarily the result of our acquisitions during 2005, combined with organic growth in our loan portfolio.

      Table 8 presents the distribution of the maturity of our loans as of December 31, 2005. The table also presents the portion of our loans that have fixed interest rates versus interest rates that fluctuate over the life of the loans based on changes in the interest rate environment.
Table 8: Maturity of Loans

		Over One
		Year
	One Year	Through	Over Five
	or Less	Five Years	Years	Total

	(In thousands)
Real estate:
Commercial real estate loans:
Non-farm/non-residential	$94,259	$234,048	$83,532	$411,839
Construction/land development	182,747	93,716	15,052	291,515
Agricultural	7,126	4,093	1,893	13,112
Residential real estate loans:
Residential 1-4 family	72,868	70,955	78,008	221,831
Multifamily residential	10,607	20,419	3,913	34,939

Total real estate	367,607	423,231	182,398	973,236
Consumer	16,603	22,107	737	39,447
Commercial and industrial	90,885	69,640	14,871	175,396
Agricultural	6,409	2,057	—	8,466
Other	698	4,412	2,934	8,044

Total loans receivable	$482,202	$521,447	$200,940	$1,204,589

With fixed interest rates	$294,071	$398,663	$49,477	$742,211
With floating interest rates	188,131	122,784	151,463	462,378

Total	$482,202	$521,447	$200,940	$1,204,589

Non-Performing Assets
      We classify our problem loans into three categories: past due loans, special mention loans and classified loans (accruing and non-accruing).
      When management determines that a loan is no longer performing, and that collection of interest appears doubtful, the loan is placed on non-accrual status. All loans that are 90 days past due are placed on non-accrual status unless they are adequately secured and there is reasonable assurance of full collection of both principal and interest. Our management closely monitors all loans that are contractually 90 days past due, treated as “special mention” or otherwise classified or on non-accrual status. Generally, non-accrual loans that are 120 days past due without assurance of repayment are charged off against the allowance for loan losses.

      Table 9 sets forth information with respect to our non-performing assets as of March 31, 2006 and 2005, and December 31, 2005, 2004, 2003, 2002, and 2001. As of these dates, we did not have any restructured loans within the meaning of Statement of Financial Accounting Standards No. 15.
Table 9: Non-performing Assets

	As of March 31,		As of December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands)
Non-accrual loans	$7,824	$10,100	$7,864	$8,959	$8,600	$1,671	$1,175
Loans past due 90 days or more (principal or interest payments)	411	—	426	2	52	142	167

Total non-performing loans	8,235	10,100	8,290	8,961	8,652	1,813	1,342

Other non-performing assets
Foreclosed assets held for sale	663	502	758	458	1,274	169	90
Other non-performing assets	4	46	11	53	62	151	107

Total other non-performing assets	667	548	769	511	1,336	320	197

Total non-performing assets	$8,902	$10,648	$9,059	$9,472	$9,988	$2,133	$1,539

Allowance for loan losses to non- performing loans	296.72%	239.36%	291.62%	182.40%	170.10%	314.73%	286.66%
Non-performing loans to total loans	0.66	0.84	0.69	1.73	1.73	0.64	0.57
Non-performing assets to total assets	0.45	0.56	0.47	1.18	1.24	0.58	0.48
      Our non-performing loans are comprised of non-accrual loans and loans that are contractually past due 90 days. Our bank subsidiaries recognize income principally on the accrual basis of accounting. When loans are classified as non-accrual, the accrued interest is charged off and no further interest is accrued, unless the credit characteristics of the loan improves. If a loan is determined by management to be uncollectible, the portion of the loan determined to be uncollectible is then charged to the allowance for loan losses.
      Total non-performing loans were $8.2 million as of March 31, 2006, compared to $8.3 million as of December 31, 2005. If the non-accrual loans had been accruing interest in accordance with the original terms of their respective agreements, interest income of approximately $152,000 and $143,000 for the three-month periods ended March 31, 2006 and 2005, respectively, would have been recorded. Interest income recognized on the non-accrual loans for the three-month periods ended March 31, 2006 and 2005 was considered immaterial.
      Total non-performing loans were $8.3 million as of December 31, 2005, compared to $9.0 million as of December 31, 2004. The acquisitions completed in 2005 had a minimal impact on non-performing loans as a result of their favorable asset quality.
      During 2003, non-performing loans increased $6.8 million from the previous year. This increase in the level of non-performing loans was due to the increase in the volume of non-performing loans associated with the acquisition of Community Financial Group during the fourth quarter of 2003.
      If the non-accrual loans had been accruing interest in accordance with the original terms of their respective agreements, interest income of approximately $550,000 for the year ended December 31, 2005, $520,000 in 2004, and $138,000 in 2003 would have been recorded. Interest income recognized on the non-accrual loans for the years ended December 31, 2005, 2004, and 2003 was considered immaterial.
      A loan is considered impaired when it is probable that we will not receive all amounts due according to the contracted terms of the loans. Impaired loans include non-performing loans (loans past due 90 days or more and non-accrual loans) and certain other loans identified by management that are still performing. As of March 31, 2006, average impaired loans were $5.7 million compared to $9.8 million as of March 31, 2005. As of December 31, 2005, average impaired loans were $8.5 million, compared to $9.6 million in 2004. The acquisitions completed in 2005 had a minimal impact on non-performing loans as a result of their favorable asset quality. The $1.1 million decrease in impaired loans from December 31, 2004, primarily relates to improvement of the asset quality associated with the loans acquired in the Community Financial Group transaction.

Allowance for Loan Losses
      Overview. The allowance for loan losses is maintained at a level which our management believes is adequate to absorb all probable losses on loans in the loan portfolio. The amount of the allowance is affected by: (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged off, which increase the allowance; and (iii) the provision of possible loan losses charged to income, which increases the allowance. In determining the provision for possible loan losses, it is necessary for our management to monitor fluctuations in the allowance resulting from actual charge-offs and recoveries and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions. If actual losses exceed the amount of allowance for loan losses, our earnings could be adversely affected.
      As we evaluate the allowance for loan losses, we categorize it as follows: (i) specific allocations; (ii) allocations for classified assets with no specific allocation; (iii) general allocations for each major loan category; and (iv) miscellaneous allocations.
      Specific Allocations. Specific allocations are made when factors are present requiring a greater reserve than would be required when using the assigned risk rating allocation. As a general rule, if a specific allocation is warranted, it is the result of an analysis of a previously classified credit or relationship. Our evaluation process in specific allocations includes a review of appraisals or other collateral analysis. These values are compared to the remaining outstanding principal balance. If a loss is determined to be reasonably possible, the possible loss is identified as a specific allocation. If the loan is not collateral dependent, the measurement of loss is based on the expected future cash flows of the loan.
      Allocations for Classified Assets with No Specific Allocation. We establish allocations for loans rated “special mention” through “loss” in accordance with the guidelines established by the regulatory agencies. A percentage rate is applied to each loan category to determine the level of dollar allocation.
      General Allocations. We establish general allocations for each major loan category. This section also includes allocations to loans, which are collectively evaluated for loss such as residential real estate, commercial real estate consumer loans and commercial and industrial loans. The allocations in this section are based on a historical review of loan loss experience and past due accounts. We give consideration to trends, changes in loan mix, delinquencies, prior losses, and other related information.
      Miscellaneous Allocations. Allowance allocations other than specific, classified, and general are included in our miscellaneous section.
      Charge-offs and Recoveries. Total charge-offs increased $225,000, or 86.2%, to $486,000 for the three months ended March 31, 2006, compared to the same period in 2005. Total charge-offs increased $2.4 million, or 111.4%, to $4.6 million for the year ended December 31, 2005, from $2.2 million in 2004. These increases in charge-offs are due to our conservative stance associated with asset quality and does not reflect a downward trend in the asset quality of our overall loan portfolio. The acquisitions completed in 2005 had a minimal impact on the increase in net charge-offs.
      Total charge-offs increased $1.5 million, or 222.6%, to $2.2 million for the year ended December 31, 2004, from $676,000 in 2003. Approximately $1.2 million of the increase in the level of charge-offs during 2004 was related to a former loan officer’s portfolio, which included agricultural and related farmland loans that involved inadequate underwriting and excessive policy exceptions, among other issues. Evidence of problems in the portfolio were detected by internal monitoring reports and corporate loan review in the fourth quarter of 2003, at which time the loan officer was relieved of his duties. Following an extensive review of the situation, management implemented new procedures and controls to prevent the problems identified in the review. The remaining balance of the loan officer’s portfolio as of March 31, 2006 was $4.0 million. Total charge-offs related to the officer’s portfolio have been $1.6 million ($1.2 million in 2004 and $366,604 in 2005). Specific allocations in the reserve for the remainder of the portfolio are $204,317, or 5.09% as of March 31, 2006. The remainder of the increase was primarily due to the increase in the volume of non-performing loans associated with the acquisition of Community Financial Group during the fourth quarter of 2003.
      The increased level of recoveries for 2004 was primarily related to one borrower, combined with the increase in recoveries resulting from the acquisition of Community Financial Group in 2003.

      Table 10 shows the allowance for loan losses, charge-offs and recoveries as of and for the three-month periods ended March 31, 2006 and 2005, and as of and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001.
Table 10: Analysis of Allowance for Loan Losses

	As of March 31,		As of December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands)
Balance, beginning of year	$24,175	$16,345	$16,345	$14,717	$5,706	$3,847	$2,414
Loans charged off
Real estate:
Commercial real estate loans:
Non-farm/non-residential	106	50	2,448	—	—	—	—
Construction/land development	2	14	405	5	23	32	—
Agricultural	8	—	15	—	17	—	—
Residential real estate loans:
Residential 1-4 family	54	110	515	404	138	19	—
Multifamily residential	—	—	—	—	—	—	—

Total real estate	170	174	3,383	409	178	51	—
Consumer	70	—	—	—	—	—	—
Commercial and industrial	237	9	758	499	114	173	75
Agricultural	—	—	30	786	80	—	—
Other	9	78	440	487	304	277	239

Total loans charged off	486	261	4,611	2,181	676	501	314

Recoveries of loans previously charged off
Real estate:
Commercial real estate loans:
Non-farm/non-residential	8	32	294	1,057	1	—	—
Construction/land development	—	—	15	13	19	17	—
Agricultural	—	—	—	—	—	—	—
Residential real estate loans:
Residential 1-4 family	97	20	115	47	31	—	8
Multifamily residential	—	—	—	—	—	31	3

Total real estate	105	52	424	1,117	51	48	11
Consumer	10	—	—	—	—	—	—
Commercial and industrial	21	15	102	254	10	10	—
Agricultural	—	—	—	17	45	—	—
Other	126	38	324	131	44	82	28

Total recoveries	262	105	850	1,519	150	140	39

Net loans charged off	224	156	3,761	662	526	361	275
Allowance for loan losses of acquired institutions	—	4,742	7,764	—	8,730	—	—
Provision for loan losses	484	1,051	3,827	2,290	807	2,220	1,708

Balance, end of period or year	$24,435	$21,982	$24,175	$16,345	$14,717	$5,706	$3,847

Net charge-offs to average loans	0.07%	0.08%	0.38%	0.13%	0.16%	0.14%	0.14%
Allowance for loan losses to period-end loans	1.96	2.73	2.01	3.16	2.94	2.00	1.63
Allowance for loan losses to net charge-offs	2,690	3,474	642	2,469	2,798	1,581	1,399

      Allocated Allowance for Loan Losses. We use a risk rating and specific reserve methodology in the calculation and allocation of our allowance for loan losses. While the allowance is allocated to various loan categories in assessing and evaluating the level of the allowance, the allowance is available to cover charge-offs incurred in all loan categories. Because a portion of our portfolio has not matured to the degree necessary to obtain reliable loss data from which to calculate estimated future losses, the unallocated portion of the allowance is an integral component of the total allowance. Although unassigned to a particular credit relationship or product segment, this portion of the allowance is vital to safeguard against the imprecision inherent in estimating credit losses.
      The changes for the three-month period ended March 31, 2006, and for the year 2005 in the allocation of the allowance for loan losses for the individual types of loans for the most part are consistent with the changes in the outstanding loan portfolio for those products from December 31, 2004. In the opinion of management, any allocation changes not consistent with the changes in the loan portfolio product would be considered normal operating changes, not downgrading or upgrading of any one particular type of loans in the loan portfolio.
      Table 11 presents the allocation of allowance for loan losses as of the dates indicated.
Table 11: Allocation of Allowance for Loan Losses

			As of December 31,

	As of March 31,
	2006		2005		2004		2003		2002		2001

	Allowance	% of	Allowance	% of	Allowance	% of	Allowance	% of	Allowance	% of	Allowance	% of
	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)

	(Dollars in thousands)
Real estate:
Commercial real estate loans:
Non-farm/non-residential	$7,468	33.8%	$7,202	34.1%	$6,212	35.3%	$5,505	34.8%	$1,786	32.1%	$1,119	29.6%
Construction/land development	6,230	26.6	5,544	24.2	1,690	22.6	1,407	14.8	862	13.3	449	9.7
Agricultural	583	1.1	407	1.1	493	2.5	491	1.0	123	1.8	77	1.5
Residential real estate loans:
Residential 1-4 family	3,270	17.7	3,317	18.4	2,185	16.7	2,710	15.8	1,005	20.7	673	21.0
Multifamily residential	375	2.9	423	2.9	156	3.4	85	3.3	107	2.2	78	2.5

Total real estate	17,926	82.1	16,893	80.7	10,736	80.5	10,198	69.7	3,883	70.1	2,396	64.3
Consumer	770	3.2	682	3.3	526	4.8	724	6.3	440	7.9	410	10.9
Commercial and industrial	3,977	13.3	4,059	14.6	2,025	13.4	2,241	20.5	908	16.4	766	20.3
Agricultural	391	0.7	505	0.7	316	1.2	572	2.9	475	5.6	275	4.5
Other	19	0.7	—	0.7	—	0.1	—	0.6	—	0.0	—	0.0
Unallocated	1,352		2,036		2,742		982		—		—

Total	$24,435	100.0%	$24,175	100.0%	$16,345	100.0%	$14,717	100.0%	$5,706	100.0%	$3,847	100.0%

(1)	Percentage of loans in each category to loans receivable.

Investments and Securities
      Our securities portfolio is the second largest component of earning assets and provides a significant source of revenue. Securities within the portfolio are classified as held-to-maturity, available-for-sale, or trading based on the intent and objective of the investment and the ability to hold to maturity. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities. As of March 31, 2006, and December 31, 2005, we had no held-to-maturity or trading securities.

      Securities available-for-sale are reported at fair value with unrealized holding gains and losses reported as a separate component of shareholders’ equity as other comprehensive income. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available for sale. Available-for-sale securities were $525.3 million as of March 31, 2006, compared to $530.3 million as of December 31, 2005, and $190.4 million as of December 31, 2004. The estimated duration of our securities portfolio was 3.1 years as of March 31, 2006.
      Securities held-to-maturity are reported at amortized historical cost. Securities that management has the intent and ability to hold until maturity or on a long-term basis are classified as held-to-maturity. Held-to-maturity investment securities were $100,000 as of December 31, 2004.
      As of March 31, 2006, $245.4 million, or 46.7%, of our available-for-sale securities were invested in mortgage-backed securities, compared to $256.5 million, or 48.4%, of our available-for-sale securities as of December 31, 2005. To reduce our income tax burden, $105.0 million, or 20.0%, of our available-for-sale securities portfolio as of March 31, 2006, was primarily invested in tax-exempt obligations of state and political subdivisions, compared to $103.5 million, or 19.5%, of our available-for-sale securities as of December 31, 2005. Also, we had approximately $160.3 million, or 30.5%, invested in obligations of U.S. Government-sponsored enterprises as of March 31, 2006, compared to $157.5 million, or 29.7%, of our available-for-sale securities as of December 31, 2005.
      As of December 31, 2005, $256.5 million, or 48.4%, of the available-for-sale securities were invested in mortgage-backed securities, compared to $126.7 million, or 66.5%, of the available-for-sale securities in the prior year. To reduce our income tax burden, $103.5 million, or 19.5%, of the available-for-sale securities portfolio as of December 31, 2005, was primarily invested in tax-exempt obligations of state and political subdivisions, compared to $40.1 million, or 21.1%, of the available-for-sale securities as of December 31, 2004. Also, we had approximately $157.5 million, or 29.7%, in obligations of U.S. Government-sponsored enterprises in the available-for-sale securities portfolio as of December 31, 2005, compared to $15.6 million, or 8.2%, of the available-for-sale securities in the prior year. The increases in investment securities from 2004 to 2005 are primarily related to the acquisitions of TCBancorp, Marine Bancorp and Mountain View Bancshares.
      Certain investment securities are valued at less than their historical cost. These declines primarily resulted from recent increases in market interest rates. Based on evaluation of available evidence, we believe the declines in fair value for these securities are temporary. It is our intent to hold these securities to maturity. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

      Table 12 presents the carrying value and fair value of investment securities for each of the periods and years indicated.
Table 12: Investment Securities

	As of March 31, 2006				As of December 31, 2005

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value	Cost	Gains	(Losses)	Fair Value

	(In thousands)
Held-to-Maturity
State and political subdivisions	$—	$—	$—	$—	$—	$—	$—	$—

Total	$—	$—	$—	$—	$—	$—	$—	$—

Available-for-Sale
U.S. Government-sponsored enterprises	$165,262	$12	$(4,960)	$160,314	$162,165	$27	$(4,723)	$157,469
Mortgage-backed securities	254,014	8	(8,579)	245,443	264,666	16	(8,209)	256,473
State and political subdivisions	104,526	1,219	(759)	104,986	102,928	1,279	(746)	103,461
Other securities	14,979	—	(465)	14,514	13,571	—	(672)	12,899

Total	$538,781	$1,239	$(14,763)	$525,257	$543,330	$1,322	$(14,350)	$530,302

	As of December 31,

	2004				2003

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value	Cost	Gains	(Losses)	Fair Value

	(In thousands)
Held-to-Maturity
State and political subdivisions	$100	$—	$—	$100	$100	$3	$—	$103

Total	$100	$—	$—	$100	$100	$3	$—	$103

Available-for-Sale
U.S. Government-sponsored enterprises	$15,646	$18	$(86)	$15,578	$22,019	$31	$(104)	$21,946
Mortgage-backed securities	127,316	249	(898)	126,667	103,677	282	(203)	103,756
State and political subdivisions	39,564	717	(147)	40,134	30,684	49	(15)	30,718
Other securities	8,010	15	(38)	7,987	5,362	126	(57)	5,431

Total	$190,536	$999	$(1,169)	$190,366	$161,742	$488	$(379)	$161,851

      Table 13 reflects the amortized cost and estimated fair value of debt securities as of December 31, 2005, by contractual maturity and the weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis) of those securities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

Table 13: Maturity Distribution of Investment Securities

	As of December 31, 2005

		1 Year	5 Years		Total
	1 Year	Through	Through	Over	Amortized	Total Fair
	or Less	5 Years	10 Years	10 Years	Cost	Value

	(Dollars in thousands)
Available-for-Sale
U.S. Government-sponsored enterprises	$104,496	$36,648	$8,594	$12,427	$162,165	$157,469
Mortgage-backed securities	47,740	122,717	45,164	49,045	264,666	256,473
State and political subdivisions	27,224	58,836	13,575	3,293	102,928	103,461
Other securities	276	11,153	2,142	—	13,571	12,899

Total	$179,736	$229,354	$69,475	$64,765	$543,330	$530,302

Percentage of total	33.1%	42.2%	12.8%	11.9%	100.0%

Weighted average yield	4.51%	4.54%	5.05%	4.75%	4.62%

Deposits
      Our deposits averaged $1.4 billion for the three-month period ended March 31, 2006, $1.2 billion for the year ended December 31, 2005, and $553.7 million for 2004. Total deposits increased $80.3 million, or 5.6%, to $1.5 billion as of March 31, 2006, from $1.4 billion as of December 31, 2005. Total deposits increased $874.2 million, or 158.1%, to $1.4 billion as of December 31, 2005, from $552.9 million as of December 31, 2004. Deposits are our primary source of funds. We offer a variety of products designed to attract and retain deposit customers. Those products consist of checking accounts, regular savings deposits, NOW accounts, money market accounts and certificates of deposit. Deposits are gathered from individuals, partnerships and corporations in our market areas. In addition, we obtain deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions. Our policy also permits the acceptance of brokered deposits.
      The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing and do not anticipate a significant change in total deposits unless our liquidity position changes. We believe that additional funds can be attracted and deposit growth can be accelerated through deposit pricing if we experience increased loan demand or other liquidity needs. The increase in interest rates paid from 2004 to 2006 is reflective of the Federal Reserve increasing the Federal Funds rate beginning in 2004 and the associated repricing of deposits during those years combined with the acquisition of Marine Bancorp. The acquisition of Marine Bancorp increased our average rate as a result of the higher interest rate environment in the Florida Keys. The decrease in interest rates paid from 2003 to 2004 is reflective of the Federal Reserve decreasing the Federal Funds rate during 2002 and 2003 and the associated repricing of deposits during those years.
      Table 14 reflects the classification of the average deposits and the average rate paid on each deposit category which is in excess of 10 percent of average total deposits, for the three-month periods ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004, and 2003.

Table 14: Average Deposit Balances and Rates

	Three Months Ended March 31,				Years Ended December 31,

	2006		2005		2005		2004		2003

	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average
	Amount	Rate Paid	Amount	Rate Paid	Amount	Rate Paid	Amount	Rate Paid	Amount	Rate Paid

	(Dollars in thousands)
Non-interest-bearing transaction accounts	$213,135	—%	$143,485	—%	$177,511	—%	$79,907	—%	$37,038	—%
Interest-bearing transaction accounts	435,517	2.22	334,843	1.48	389,291	1.94	164,538	0.81	76,647	0.95
Savings deposits	84,770	1.68	36,000	0.47	58,142	1.24	27,888	0.37	12,603	0.44
Time deposits:
$100,000 or more	355,514	4.82	319,686	2.61	357,464	3.16	135,902	2.11	98,425	2.55
Other time deposits	360,276	2.89	221,477	2.51	267,228	2.74	145,489	2.27	89,309	2.70

Total	$1,449,212	2.67%	$1,055,491	1.80%	$1,249,636	2.15%	$553,724	1.37%	$314,022	1.82%

      Table 15 presents our maturities of large denomination time deposits as of December 31, 2005, and 2004.
Table 15: Maturities of Large Denomination Time Deposits ($100,000 or more)

	As of December 31,

	2005		2004

	Balance	Percent	Balance	Percent

	(Dollars in thousands)
Maturing
Three months or less	$164,233	40.8%	$44,143	33.9%
Over three months to six months	76,664	19.0	35,544	27.3
Over six months to 12 months	87,792	21.8	27,252	21.0
Over 12 months through two years	37,949	9.4	20,644	15.9
Over two years	36,392	9.0	2,408	1.9

Total	$403,030	100.0%	$129,991	100.0%

FHLB and Other Borrowings
      Our FHLB and other borrowings were $139.3 million as of March 31, 2006. The outstanding balance for March 31, 2006, includes $16.1 million of short-term FHLB advances and $123.2 million of FHLB long-term advances.
      Our FHLB and other borrowings were $117.1 million as of December 31, 2005, and $74.9 million as of December 31, 2004. The outstanding balance for December 31, 2005, includes $4.0 million of short-term advances and $113.1 million of long-term advances. The outstanding balance for December 31, 2004, includes $31.0 million of short-term advances and $43.9 million of long-term advances. Short-term borrowings consist primarily of short-term FHLB borrowings. Long-term borrowings consist of long-term FHLB borrowings and a line of credit with another financial institution. Our remaining FHLB borrowing capacity was $222.3 million as of December 31, 2005, and $166.9 million as of December 31, 2004.
      We increased our long-term borrowings $69.2 million, or 157.9%, to $113.1 million as of December 31, 2005, from $43.9 million as of December 31, 2004. This increase is primarily a result of the acquisition of TCBancorp and Marine Bancorp during 2005, combined with a modest increase in FHLB borrowings in our other bank subsidiaries and an advance on our line of credit. The FHLB borrowings increase in our other bank subsidiaries is associated with a strategic decision to better manage interest rate risk on specific new loan fundings and commitments made during 2005. The advance on our line of credit is the result of using this line for approximately $14.0 million of the purchase price of Mountain View Bancshares.

Subordinated Debentures
      Subordinated debentures, which consist of guaranteed payments on trust preferred securities, were $44.7 million, $44.8 million and $24.2 million as of March 31, 2006, and December 31, 2005, and 2004, respectively. The $20.6 million increase in subordinated debentures for 2005 is primarily associated with a $15.4 million private placement during 2005, combined with $5.2 million acquired in the acquisition of Marine Bancorp.
      On November 10, 2005, we completed a private placement of trust preferred securities in an aggregate net principal amount of $15.0 million. We used the $15.0 million of net proceeds from the offering to retire interim financing received in connection with the third quarter acquisition of Mountain View Bancshares.
      Table 16 reflects subordinated debentures as of March 31, 2006, and December 31, 2005, and 2004, which consisted of guaranteed payments on trust preferred securities with the following components:
Table 16: Subordinated Debentures

		As of December 31,
	As of March 31,
	2006	2005	2004

	(In thousands)
Subordinated debentures, due 2030, fixed at 10.60%, callable beginning in 2010 with a prepayment penalty declining from 5.30% to 0.53% depending on the year of prepayment, callable in 2020 without penalty	$3,493	$3,516	$3,600
Subordinated debentures, due 2033, fixed at 6.40% during the first five years and at a floating rate of 3.15% above the three-month LIBOR rate, reset quarterly, thereafter, callable in 2008 without penalty	20,619	20,619	20,619
Subordinated debentures, due 2033, floating rate of 3.15% above the three-month LIBOR rate, reset quarterly, callable in 2008 without penalty	5,155	5,155	—
Subordinated debentures, due 2035, fixed rate of 6.81% during the first ten years and at a floating rate of 1.38% above the three-month LIBOR rate, reset quarterly, thereafter, callable in 2010 without penalty	15,464	15,465	—

Total	$44,731	$44,755	$24,219

      The trust preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment subject to certain limitations. Distributions on these securities are included in interest expense. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our subordinated debentures, the sole asset of each trust. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the subordinated debentures held by the trust. We wholly own the common securities of each trust. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related subordinated debentures. Our obligations under the subordinated securities and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by us of each respective trust’s obligations under the trust securities issued by each respective trust.
      Presently, the funds raised from the trust preferred offerings will qualify as Tier 1 capital for regulatory purposes, subject to the applicable limit, with the balance qualifying as Tier 2 capital.

Shareholders’ Equity
      March 31, 2006 Overview. As of March 31, 2006, our shareholders’ equity totaled $169.0 million, and our equity to asset ratio was 8.6%, compared to 8.7% as of December 31, 2005. This decrease is reflective of the continued leveraging of our balance sheet, and is associated with the organic growth of our loans, deposits and total assets during the first quarter of 2006.
      2005 Overview. As of December 31, 2005, our shareholders’ equity totaled $165.9 million, and our equity to asset ratio was 8.7%, compared to 13.2% as of December 31, 2004. This decrease is primarily the result of leveraging our balance sheet with the acquisitions completed during 2005.
      Stock Split. On May 31, 2005, we completed a three-for-one stock split effected in the form of a stock dividend. This resulted in issuing two additional shares of stock to the common shareholders for each share previously held. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the $78,000 transfer of the par value of these additional shares from capital surplus. All share and per share amounts have been restated to reflect the retroactive effect of the stock split, except for our capitalization.
      Cash Dividends. We declared cash dividends on our common stock, Class A preferred stock, and Class B preferred stock of $0.02, $0.06, and $0.14 per share, respectively for the three-month period ended March 31, 2006. We declared cash dividends on our common stock, Class A preferred stock, and Class B preferred stock of $0.070, $0.250 and $0.330 per share, respectively, for the year ended December 31, 2005, and $0.043, $0.250 and $0.000 per share, respectively, for 2004. No dividends were paid on our Class B preferred stock during 2004 since the Class B preferred stock was not issued until June 2005 in connection with the acquisition of Marine Bancorp. The common per share amounts are reflective of the three-for-one stock split during 2005.
Liquidity and Capital Adequacy Requirements
      Parent Company Liquidity. The primary sources for payment of our operating expenses and dividends are current cash on hand ($7.8 million as of March 31, 2006, and $5.0 million as of December 31, 2005), dividends received from our bank subsidiaries, and a $30.0 million line of credit with another financial institution ($14.0 million borrowed as of December 31, 2005).
      Dividend payments by our bank subsidiaries are subject to various regulatory limitations. As the result of special dividends paid by our bank subsidiaries during 2005 (primarily to provide cash for the Marine Bancorp and Mountain View Bancshares acquisitions), as of December 31, 2005, our bank subsidiaries did not have any significant undivided profits available for payment of dividends to us, without prior approval of the regulatory agencies. However, two of our bank subsidiaries had excess capital as of December 31, 2005. In January 2006 we received special approval from the regulatory agencies for those bank subsidiaries to collectively pay $19.0 million in additional dividends to us, and we used those dividends to repay the $14.0 million advance on our line of credit and to fund our additional investment of $3.0 million in White River Bancshares.
      During 2006, our Arkansas bank subsidiaries may pay dividends to us up to 75% of their current earnings. The Arkansas banks paid us 50% of their current earnings during the first quarter of 2006. Due to Marine Bank’s organic growth, we do not expect to take dividends from Marine Bank during 2006. As a result of Marine Bank’s organic growth during the first quarter of 2006, we made a $2.5 million capital infusion into Marine Bank in the second quarter of 2006 to better position this institution for anticipated future growth. See “Supervision and Regulation — Payment of Dividends.”
      Risk-Based Capital. We as well as our bank subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Furthermore, we are deemed by federal regulators to be a source of financial strength for White River Bancshares, despite owning only 20% of its equity. Failure to meet minimum capital requirements can initiate certain mandatory and other discretionary actions by regulators that, if enforced, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by the regulators as to components, risk weightings and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that, as of March 31, 2006, and December 31, 2005 and 2004, we met all regulatory capital adequacy requirements to which we were subject.
      Table 17 presents our risk-based capital ratios as of March 31, 2006 and December 31, 2005 and 2004.
Table 17: Risk-Based Capital

		As of December 31,
	As of March 31,
	2006	2005	2004

	(Dollars in thousands)
Tier 1 capital
Shareholders’ equity	$169,040	$165,857	$106,610
Qualifying trust preferred securities	43,000	43,000	23,000
Goodwill and core deposit intangibles, net	(44,254)	(44,516)	(22,816)
Qualifying minority interest	—	—	9,238
Unrealized loss on available-for-sale securities	8,191	7,903	858
Other	—	—	(11,751)

Total Tier 1 capital	175,977	172,244	105,139

Tier 2 capital
Qualifying allowance for loan losses	18,219	17,658	7,664
Other	—	—	(7,664)

Total Tier 2 capital	18,219	17,658	—

Total risk-based capital	$194,196	$189,902	$105,139

Average total assets for leverage ratio	$1,890,946	$1,868,143	$779,768

Risk weighted assets	$1,451,266	$1,406,131	$604,413

Ratios at end of year
Leverage ratio	9.31%	9.22%	13.47%
Tier 1 risk-based capital	12.13	12.25	17.39
Total risk-based capital	13.38	13.51	17.39
Minimum guidelines
Leverage ratio	4.00%	4.00%	4.00%
Tier 1 risk-based capital	4.00	4.00	4.00
Total risk-based capital	8.00	8.00	8.00
      As of the most recent notification from regulatory agencies, our bank subsidiaries were “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, we and our bank subsidiaries must maintain minimum leverage, Tier 1 risk-based capital, and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that we believe have changed the bank subsidiaries’ categories.

      Table 18 presents actual capital amounts and ratios as of March 31, 2006 and December 31, 2005, and 2004, for us and our bank subsidiaries.
Table 18: Capital and Ratios

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision

	Amount	Ratio	Amount	Ratio	Amount		Ratio

	(Dollars in thousands)
As of March 31, 2006
Leverage ratios:
Home BancShares	$175,977	9.31%	$75,608	4.00%	$	N/A	N/A	%
First State Bank	39,415	8.57	18,397	4.00		22,996	5.00
Community Bank	22,136	7.28	12,163	4.00		15,203	5.00
Twin City Bank	48,047	7.65	25,123	4.00		31,403	5.00
Marine Bank	19,910	6.76	11,781	4.00		14,726	5.00
Bank of Mountain View	14,748	8.05	7,328	4.00		9,160	5.00
Tier 1 capital ratios:
Home BancShares	$175,977	12.13%	$58,030	4.00%	$	N/A	N/A	%
First State Bank	39,415	9.87	15,974	4.00		23,960	6.00
Community Bank	22,136	9.73	9,100	4.00		13,650	6.00
Twin City Bank	48,047	10.15	18,935	4.00		28,402	6.00
Marine Bank	19,910	8.83	9,029	4.00		13,544	6.00
Bank of Mountain View	14,748	14.12	4,178	4.00		6,267	6.00
Total risk-based capital ratios:
Home BancShares	$194,196	13.38%	$116,111	8.00%	$	N/A	N/A	%
First State Bank	44,390	11.12	31,935	8.00		39,919	10.00
Community Bank	25,024	11.00	18,199	8.00		22,749	10.00
Twin City Bank	53,933	11.39	37,881	8.00		47,351	10.00
Marine Bank	22,742	10.08	18,049	8.00		22,562	10.00
Bank of Mountain View	15,360	14.70	8,359	8.00		10,449	10.00

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provision

	Amount	Ratio	Amount	Ratio	Amount		Ratio

	(Dollars in thousands)
As of December 31, 2005
Leverage ratios:
Home BancShares	$172,244	9.22%	$74,726	4.00%	$	N/A	N/A	%
First State Bank	38,572	8.44	18,281	4.00		22,851	5.00
Community Bank	23,129	7.59	12,189	4.00		15,236	5.00
Twin City Bank	51,679	8.07	25,615	4.00		32,019	5.00
Marine Bank	20,050	7.28	11,016	4.00		13,771	5.00
Bank of Mountain View	29,468	16.35	7,209	4.00		9,012	5.00
Tier 1 capital ratios:
Home BancShares	$172,244	12.25%	$56,243	4.00%	$	N/A	N/A	%
First State Bank	38,572	10.01	15,413	4.00		23,120	6.00
Community Bank	23,129	10.25	9,026	4.00		13,539	6.00
Twin City Bank	51,679	11.53	17,929	4.00		26,893	6.00
Marine Bank	20,050	9.08	8,833	4.00		13,249	6.00
Bank of Mountain View	29,468	29.75	3,962	4.00		5,943	6.00
Total risk-based capital ratios:
Home BancShares	$189,902	13.51%	$112,451	8.00%	$	N/A	N/A	%
First State Bank	43,362	11.26	30,808	8.00		38,510	10.00
Community Bank	26,010	11.53	18,047	8.00		22,559	10.00
Twin City Bank	57,248	12.77	35,864	8.00		44,830	10.00
Marine Bank	22,815	10.33	17,669	8.00		22,086	10.00
Bank of Mountain View	30,094	30.38	7,925	8.00		9,906	10.00

As of December 31, 2004
Leverage ratios:
Home BancShares	$105,139	13.47%	$31,222	4.00%	$	N/A	N/A	%
First State Bank	60,701	13.43	18,079	4.00		22,599	5.00
Community Bank	22,513	7.44	12,104	4.00		15,130	5.00
Tier 1 capital ratios:
Home BancShares	$105,139	17.39%	$24,184	4.00%	$	N/A	N/A	%
First State Bank	60,701	15.53	15,635	4.00		23,452	6.00
Community Bank	22,513	11.97	7,523	4.00		11,285	6.00
Total risk-based capital ratios:
Home BancShares	$105,139	17.39%	$48,368	8.00%	$	N/A	N/A	%
First State Bank	65,604	16.78	31,277	8.00		39,097	10.00
Community Bank	24,955	13.27	15,044	8.00		18,806	10.00

Off-Balance Sheet Arrangements and Contractual Obligations
      In the normal course of business, we enter into a number of financial commitments. Examples of these commitments include but are not limited to operating lease obligations, FHLB advances, lines of credit, subordinated debentures, unfunded loan commitments and letters of credit.
      Commitments to extend credit and letters of credit are legally binding, conditional agreements generally having certain expiration or termination dates. These commitments generally require customers to maintain certain credit standards and are established based on management’s credit assessment of the customer. The commitments may expire without being drawn upon. Therefore, the total commitment does not necessarily represent future requirements.
      Table 19 presents the funding requirements of our most significant financial commitments, excluding interest, as of December 31, 2005.
Table 19: Funding Requirements of Financial Commitments

	Payments Due by Period

		One-	Three-	Greater
	Less than	Three	Five	than Five
	One Year	Years	Years	Years	Total

	(In thousands)
Operating lease obligations	$953	$1,850	$1,776	$5,520	$10,099
FHLB advances	44,356	37,859	12,777	7,926	102,918
Other borrowed funds	136	—	14,000	—	14,136
Subordinated debentures	—	—	25,774	18,981	44,755
Loan commitments	151,422	78,322	5,610	31,121	266,475
Letters of credit	12,627	3,748	113	4,493	20,981

Non-GAAP Financial Measurements
      We had $48.3 million, $48.7 million, $22.8 million, and $25.3 million total goodwill, core deposit intangibles and other intangible assets as of March 31, 2006 and December 31, 2005, 2004 and 2003, respectively. Because of our level of intangible assets and related amortization expenses, management believes diluted cash earnings per share, tangible book value per share, cash return on average assets, return on average tangible equity and tangible equity to tangible assets are useful in evaluating our company. These calculations, which are similar to the GAAP calculation of diluted earnings per share, book value, return on average assets, return on average shareholders’ equity, and equity to assets, are presented in Tables 20 through 24, respectively.
Table 20: Diluted Cash Earnings Per Share

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(In thousands, except per share data)
GAAP net income	$3,516	$2,189	$11,446	$9,159	$3,769
Intangible amortization after-tax	258	181	891	442	38

Cash earnings	$3,774	$2,370	$12,337	$9,061	$3,807

GAAP diluted earnings per share	$0.24	$0.16	$0.82	$0.94	$0.63
Intangible amortization after-tax	0.02	0.02	0.07	0.04	0.01

Diluted cash earnings per share	$0.26	$0.18	$0.89	$0.98	$0.64

Table 21: Tangible Book Value Per Share

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(In thousands, except per share data)
Book value per common share: (A-B-C)/D	$11.68	$10.88	$11.45	$10.75	$9.79
Book value per common share with preferred converted to common: A/(D+E+F)	11.83	11.10	11.63	11.07	10.29
Tangible book value per common share: (A-B-C-G-H)/D	7.70	8.57	7.43	7.89	6.63
Tangible book value per share with preferred converted to common: (A-G-H)/(D+E+F)	8.45	9.07	8.21	8.70	7.68
(A) Total shareholders’ equity	$169,040	$148,555	$165,857	$106,610	$99,472
(B) Total preferred A shareholders’ equity	20,908	20,771	20,760	20,770	21,300
(C) Total preferred B shareholders’ equity	6,451	—	6,422	—	—
(D) Common shares outstanding	12,129	11,745	12,114	7,987	7,987
(E) Preferred A shares converted to common	1,651	1,640	1,639	1,640	1,681
(F) Preferred B shares converted to common	509	—	507	—	—
(G) Goodwill	37,527	19,687	37,527	18,555	20,002
(H) Core deposit and other intangibles	10,775	7,478	11,200	4,261	5,250
Table 22: Cash Return on Average Assets

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(Dollars in thousands)
Return on average assets: A/C	0.74%	0.63%	0.69%	1.17%	0.85%
Cash return on average assets: B/(C-D)	0.81	0.69	0.76	1.26	0.87
(A) Net income	$3,516	$2,189	$11,446	$9,159	$3,769
(B) Cash earnings	3,774	2,370	12,337	9,601	3,807
(C) Average assets	1,935,201	1,419,261	1,658,842	782,405	441,165
(D) Average goodwill, core deposits and other intangible assets	48,559	26,223	36,035	23,247	2,104

Table 23: Return on Average Tangible Equity

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(Dollars in thousands)
Annualized return on average shareholders’ equity: A/C	8.51%	5.89%	7.27%	8.61%	8.88%
Annualized return on average tangible equity: B/(C-D)	12.76	7.72	10.16	11.54	9.44
(A) Net income	$3,516	$2,189	$11,446	$9,159	$3,769
(B) Cash earnings	3,774	2,370	12,337	9,601	3,807
(C) Average shareholders’ equity	167,567	150,688	157,478	106,416	42,431
(D) Average goodwill, core deposits and other intangible assets	48,559	26,223	36,035	23,247	2,104
Table 24: Tangible Equity to Tangible Assets

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(Dollars in thousands)
Equity to assets: B/A	8.58%	10.44%	8.68%	13.24%	12.39%
Tangible equity to tangible assets: (B-C-D)/(A-C-D)	6.28	8.70	6.29	10.71	9.54
(A) Total assets	$1,970,910	$1,422,652	$1,911,491	$805,186	$803,103
(B) Total shareholders’ equity	169,040	148,555	165,857	106,610	99,472
(C) Goodwill	37,527	19,687	37,527	18,555	20,002
(D) Core deposit and other intangibles	10,775	7,478	11,200	4,261	5,250

Quarterly Results
      Table 25 presents selected unaudited quarterly financial information for 2005 and 2004.
Table 25: Quarterly Results

	2005 Quarter

	First	Second	Third	Fourth	Total

	(In thousands, except per share data)
Income statement data:
Total interest income	$16,361	$18,824	$23,605	$26,668	$85,458
Total interest expense	6,355	7,628	10,139	11,880	36,002

Net interest income	10,006	11,196	13,466	14,788	49,456
Provision for loan losses	1,051	863	934	979	3,827

Net interest income after provision for loan losses	8,955	10,333	12,532	13,809	45,629
Non-interest income	3,813	3,342	4,031	4,036	15,222
Gain on sale of equity investment	—	—	465	—	465
Non-interest expense	9,636	10,374	12,186	12,739	44,935

Income before income taxes	3,132	3,301	4,842	5,106	16,381
Provision for income taxes	943	929	1,512	1,551	4,935

Net income	$2,189	$2,372	$3,330	$3,555	$11,446

Per share data:
Basic earnings	$0.18	$0.19	$0.27	$0.28	$0.92
Diluted earnings	0.16	0.17	0.24	0.25	0.82
Diluted cash earnings	0.18	0.18	0.26	0.27	0.89

	2004 Quarter

	First	Second	Third	Fourth	Total

	(In thousands, except per share data)
Income statement data:
Total interest income	$8,831	$9,110	$9,198	$9,542	$36,681
Total interest expense	2,816	2,783	2,918	3,063	11,580

Net interest income	6,015	6,327	6,280	6,479	25,101
Provision for loan losses	441	380	588	881	2,290

Net interest income after provision for loan losses	5,574	5,947	5,692	5,598	22,811
Non-interest income	3,604	3,475	3,492	3,110	13,681
Gain on sale of equity investment	—	—	4,410	—	4,410
Non-interest expense	6,485	6,611	6,310	6,725	26,131

Income before income taxes and minority interest	2,693	2,811	7,284	1,983	14,771
Provision for income taxes	855	979	2,147	1,049	5,030
Minority interest	235	48	172	127	582

Net income	$1,603	$1,784	$4,965	$807	$9,159

Per share data:
Basic earnings	$0.19	$0.20	$0.61	$0.08	$1.08
Diluted earnings	0.17	0.18	0.51	0.08	0.94
Diluted cash earnings	0.18	0.19	0.52	0.09	0.98
Quantitative and Qualitative Disclosures About Market Risk

Liquidity and Market Risk Management
      Liquidity Management. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Our primary source of liquidity at our holding company is dividends paid by our bank subsidiaries. Applicable statutes and regulations impose restrictions on the amount of dividends that may be declared by our bank subsidiaries. Further, any dividend payments are subject to the continuing ability of the bank subsidiary to maintain compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a “well-capitalized” institution.
      Each of our bank subsidiaries have potential obligations resulting from the issuance of standby letters of credit and commitments to fund future borrowings to our loan customers. Many of these obligations and commitments to fund future borrowings to our loans customers are expected to expire without being drawn upon, therefore the total commitment amounts do not necessarily represent future cash requirements affecting our liquidity position.
      Liquidity needs can be met from either assets or liabilities. On the asset side, our primary sources of liquidity include cash and due from banks, federal funds sold, maturities of investment securities and scheduled repayments and maturities of loans. We maintain adequate levels of cash and equivalents to meet our day-to-day needs. As of March 31, 2006, our cash and due from bank balances were $42.7 million, or 2.2% of total assets, compared to $39.2 million, or 2.1% of total assets, as of December 31, 2005, $19.4 million, or 2.4% of total assets, as of December 31, 2004, and $17.1 million, or 2.1% of total assets, as of December 31, 2003. Our investment securities, interest-bearing deposits with other banks, and Fed funds sold were

$550.1 million as of March 31, 2006, $542.8 million as of December 31, 2005, $193.1 million as of December 31, 2004, and $204.7 million as of December 31, 2003.
      As of December 31, 2005, $132.0 million, or 48.2%, of our securities portfolio, excluding mortgage-backed securities, matured within one year, and $106.6 million, or 38.9%, excluding mortgage-backed securities, matured after one year but within five years. The December 31, 2005 maturities are consistent with the maturities of our securities portfolio as of March 31, 2006.
      Our commercial and real estate lending activities are concentrated in loans with maturities of less than five years with both fixed and adjustable rates. As of December 31, 2005, approximately $756.4 million, or 62.7%, of our loans matured within one year and/or had adjustable interest rates. The December 31, 2005 maturities are consistent with the maturities of our commercial and real estate lending activities as of March 31, 2006. As of March 31, 2006 and December 31, 2005, $382.9 million and $276.1 million, respectively, of securities were pledged as collateral for various public fund deposits and securities sold under agreements to repurchase. Additionally, we maintain loan participation agreements with other financial institutions in which we could participate out loans for additional liquidity should the need arise.
      On the liability side, our principal sources of liquidity are deposits, borrowed funds, and access to capital markets. Customer deposits are our largest sources of funds. As of March 31, 2006, our total deposits were $1.5 billion, or 76.5% of total assets, compared to $1.4 billion, or 74.7% of total assets, as of December 31, 2005, $552.9 million, or 68.7% of total assets, as of December 31, 2004, and $572.2 million, or 71.3% of total assets, as of December 31, 2003. We attract our deposits primarily from individuals, business, and municipalities located in our market areas.
      We may occasionally use our Fed funds lines of credit in order to temporarily satisfy short-term liquidity needs. We have Fed funds lines with three other financial institutions pursuant to which we could have borrowed up to $55.9 million and $46.5 million on an unsecured basis as of March 31, 2006 and December 31, 2005, respectively. These lines may be terminated by the respective lending institutions at any time.
      We also maintain lines of credit with the Federal Home Loan Bank. Our FHLB borrowings were $139.3 million as of March 31, 2006, $102.9 million as of December 31, 2005, $74.9 million as of December 31, 2004, and $38.5 million as of December 31, 2003. The outstanding balance for March 31, 2006, included $16.1 million of short-term advances and $123.2 million of FHLB long-term advances. The outstanding balance for December 31, 2005, included $3.8 million of short-term advances and $99.1 million of FHLB long-term advances. The outstanding balance as of December 31, 2004, included $31.0 million of FHLB short-term advances and $43.9 million of long-term advances. The outstanding balance as of December 31, 2003, included $11.0 million of short-term advances and $27.5 million of long-term borrowings. Our FHLB borrowing capacity was $234.8 million and $222.3 million as of March 31, 2006 and December 31, 2005.
      We believe that we have sufficient liquidity to satisfy our current operations.
      Market Risk Management. Our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. We do not hold market risk sensitive instruments for trading purposes. The information provided should be read in connection with our audited consolidated financial statements.
      Asset/ Liability Management. Our management actively measures and manages interest rate risk. The asset/liability committees of the boards of directors of our holding company and bank subsidiaries are also responsible for approving our asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing our interest rate sensitivity position.
      One of the tools that our management uses to measure short-term interest rate risk is a net interest income simulation model. This analysis calculates the difference between net interest income forecasted using base market rates and using a rising and a falling interest rate scenario. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportional to the change in market rates, depending on their contracted index. Some loans and investments include the opportunity of prepayment (embedded options), and accordingly the simulation model uses indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.
      This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.
      Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.
      For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 200 and 100 basis points, respectively. At March 31, 2006, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.
      Table 26 presents our sensitivity to net interest income as of March 31, 2006.
Table 26: Sensitivity of Net Interest Income

		Percentage
	Adjusted Net	Change
Interest Rate Scenario	Interest Income	from Base

	(In millions)
Up 200 basis points	$61.2	(1.7)%
Up 100 basis points	61.8	(0.6)
BASE	62.2	—
Down 100 basis points	61.7	(0.8)
Down 200 basis points	59.6	(4.2)
      Interest Rate Sensitivity. Our primary business is banking and the resulting earnings, primarily net interest income, are susceptible to changes in market interest rates. It is management’s goal to maximize net interest income within acceptable levels of interest rate and liquidity risks.
      A key element in the financial performance of financial institutions is the level and type of interest rate risk assumed. The single most significant measure of interest rate risk is the relationship of the repricing periods of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we assume. We use repricing gap and simulation modeling as the primary methods in analyzing and managing interest rate risk.
      Gap analysis attempts to capture the amounts and timing of balances exposed to changes in interest rates at a given point in time. As of March 31, 2006, our gap position was relatively neutral with a one-year cumulative repricing gap of 2.3%, compared to 0.6% as of December 31, 2005. During these periods, the amount of change our asset base realizes in relation to the total change in market interest rates is approximately that of the liability base. As a result, our net interest income should not have a material positive or negative affect in the current environment of rising rates.
      We have a portion of our securities portfolio invested in mortgage-backed securities. Mortgage-backed securities are included based on their final maturity date. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
      Table 27 presents a summary of the repricing schedule of our interest-earning assets and interest-bearing liabilities (gap) as of March 31, 2006 and December 31, 2005.
Table 27: Interest Rate Sensitivity

	Interest Rate Sensitivity Period

	0-30	31-90	91-180	181-365	1-2	2-5	Over 5
March 31, 2006	Days	Days	Days	Days	Years	Years	Years	Total

	(Dollars in thousands)
Earning assets
Interest-bearing deposits due from banks	$5,323	$—	$—	$—	$—	$—	$—	$5,323
Federal funds sold	19,558	—	—	—	—	—	—	19,558
Investment securities	8,803	22,375	36,630	64,999	80,571	165,910	145,969	525,257
Loans receivable	554,168	75,997	108,932	141,993	162,560	178,853	23,643	1,246,146

Total earning assets	587,852	98,372	145,562	206,992	243,131	344,763	169,612	1,796,284

Interest-bearing liabilities
Interest-bearing transaction and savings deposits	244,765	—	—	—	25,001	97,861	171,233	538,860
Time deposits	69,833	131,915	155,758	247,064	89,817	48,455	401	743,243
Federal funds purchased	—	—	—	—	—	—	—	—
Securities sold under repurchase agreements	75,803	—	—	—	3,247	9,741	9,754	98,545
FHLB and other borrowed funds	20,363	7,300	17,797	22,424	37,026	18,377	16,018	139,305
Subordinated debentures	—	5,155	—	—	20,619	18,957	—	44,731

Total interest-bearing liabilities	410,764	144,370	173,555	269,488	175,710	193,391	197,406	1,564,684

Interest rate sensitivity gap	$177,088	$(45,998)	$(27,993)	$(62,496)	$67,421	$151,372	$(27,794)	$231,600

Cumulative interest rate sensitivity gap	$177,088	$131,090	$103,097	$40,601	$108,022	$259,394	$231,600
Cumulative rate sensitive assets to rate sensitive liabilities	143.1%	123.6%	114.1%	104.1%	109.2%	119.0%	114.8%
Cumulative gap as a % of total earning assets	9.9%	7.3%	5.7%	2.3%	6.0%	14.4%	12.9%

	Interest Rate Sensitivity Period

	0-30	31-90	91-180	181-365	1-2	2-5	Over 5
December 31, 2005	Days	Days	Days	Days	Years	Years	Years	Total

	(Dollars in thousands)
Earning assets
Interest-bearing deposits due from banks	$5,431	$—	$—	$—	$—	$—	$—	$5,431
Federal funds sold	7,055	—	—	—	—	—	—	7,055
Investment securities	21,675	15,332	47,070	39,756	100,325	186,163	119,981	530,302
Loans receivable	476,075	61,427	102,019	172,774	154,489	210,648	27,157	1,204,589

Total earning assets	510,236	76,759	149,089	212,530	254,814	396,811	147,138	1,747,377

Interest-bearing liabilities
Interest-bearing transaction and savings deposits	207,043	—	—	—	24,129	98,915	182,097	512,184
Time deposits	82,210	150,177	129,609	185,018	92,821	64,103	1,012	704,950
Federal funds purchased	44,495	—	—	—	—	—	—	44,495
Securities sold under repurchase agreements	76,942	—	—	—	3,823	11,469	11,484	103,718
FHLB and other borrowed funds	18,322	15,084	10,234	14,320	28,563	21,961	8,570	117,054
Subordinated debentures	—	5,155	—	—	—	20,619	18,981	44,755

Total interest-bearing liabilities	429,012	170,416	139,843	199,338	149,336	217,067	222,144	1,527,156

Interest rate sensitivity gap	$81,224	$(93,657)	$9,246	$13,192	$105,478	$179,744	$(75,006)	$220,221

Cumulative interest rate sensitivity gap	$81,224	$(12,433)	$(3,187)	$10,005	$115,483	$295,227	$220,221
Cumulative rate sensitive assets to rate sensitive liabilities	118.9%	97.9%	99.6%	101.1%	110.6%	122.6%	114.4%
Cumulative gap as a % of total earning assets	4.6%	(0.7)%	(0.2)%	0.6%	6.6%	16.9%	12.6%
Recent Accounting Pronouncements
      Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3) addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, which may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. SOP 03-3 was effective for loans and debt securities we acquired beginning January 1, 2005. The adoption of SOP 03-3 did not have a material impact on our acquisitions of

TCBancorp or Marine Bancshares. However, during the acquisition of Mountain View Bancshares, we did recognize impairment charges on loans that were deemed to have probable losses. These impairment charges resulted in reducing the acquired allowance for loan losses and gross loan receivable by $506,000.
      SFAS No. 123, Share-Based Payment (Revised 2004), establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for us on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. We will transition to fair-value based accounting for stock-based compensation using a modified version of prospective application (“modified prospective application”). Under modified prospective application, as it is applicable to us, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006, must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined under SFAS 123R for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.
      We adopted SFAS 123R on January 1, 2006. During the three months ended March 31, 2006, we recognized $116,000 of compensation cost. We expect to recognize total compensation cost of approximately $370,000 for stock options during 2006, in accordance with the accounting requirements of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards after the adoption of SFAS 123R.
      SFAS No. 154, Accounting Changes and Error Corrections, A Replacement of APB Opinion No. 20 and FASB Statement No. 3, establishes unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20, Accounting Changes, requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect SFAS 154 will significantly impact our financial statements upon its adoption on January 1, 2006.
      FASB Staff Position (FSP) No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. We do not expect FSP 115-1 will significantly impact our financial statements upon its adoption on January 1, 2006.
      In February 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Accounting Standards No. 155 (“SFAS 155”) Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. It establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. The primary objective of this Statement with respect to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, is to simplify accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. The primary objective of this Statement with respect to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, is to eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity (QSPE) may hold. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this accounting standard is not expected to have a material impact on the Company’s financial statements.
      In March 2006, the FASB issued Statement of Accounting Standards No. 156 (“SFAS 156”) Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. It establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement is effective for fiscal years beginning after September 15, 2006. The adoption of this accounting standard is not expected to have a material impact on the Company’s financial statements.
      Presently, we are not aware of any other changes from the Financial Accounting Standards Board that will have a material impact on our present or future financial statements.

BUSINESS
Home BancShares
      We are a financial holding company headquartered in Conway, Arkansas. Our five wholly owned community bank subsidiaries provide a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals, and municipalities. Three of our bank subsidiaries are located in the central Arkansas market area, a fourth serves Stone County in north central Arkansas, and a fifth serves the Florida Keys and southwestern Florida.
      We have achieved significant growth through acquisitions, organic growth and establishing new (also commonly referred to as de novo) branches. Our diluted earnings per share increased from $0.29 for the year ended December 31, 2001, to $0.82 for 2005. In addition from December 31, 2001, to March 31, 2006, we have:

•	increased our total assets from $322.0 million to $2.0 billion;

•	increased our loans receivable from $235.7 million to $1.2 billion;

•	increased our total deposits from $237.3 million to $1.5 billion; and

•	expanded our branch network from eight to 48.
      We were established in 1998 when an investor group led by John W. Allison, our Chairman and Chief Executive Officer, and Robert H. Adcock, Jr., our former Vice Chairman and the current Arkansas State Bank Commissioner, formed Home BancShares, Inc. to acquire a bank charter and establish First State Bank in Conway, Arkansas. We or members of our management team have also been involved in the formation of two of our other bank subsidiaries — Twin City Bank and Marine Bank — both of which we acquired in 2005. We have also acquired and integrated our two other bank subsidiaries — Community Bank and Bank of Mountain View — in 2003 and 2005, respectively. Between Home BancShares and TCBancorp (a bank holding company in which we were the largest investor, and which we subsequently acquired in 2005), we have raised $131.8 million in cash through intrastate offerings of common stock since 1999.
      We acquire, organize and invest in community banks that serve attractive markets, and build our community banks around experienced bankers with strong local relationships. The historical growth of our two largest bank subsidiaries compares favorably with the fastest growing newly chartered (also commonly referred to as de novo) banks in the United States: First State Bank would rank 20th compared with the 140 commercial banks established in 1998 (based on total asset growth from December 31, 1998, to December 31, 2005), and Twin City Bank would rank seventh compared with the 173 commercial banks established in 2000 (based on total asset growth from December 31, 2000, to December 31, 2005).
Our Bank Subsidiaries and Investments
      We believe that many individuals and businesses prefer banking with a locally managed community bank capable of providing flexibility and quick decisions. The execution of our community banking strategy has allowed us to rapidly build our network of bank subsidiaries.
      First State Bank — In October 1998, we acquired Holly Grove Bancshares, Inc. for the purpose of obtaining a bank charter. Following the purchase, we changed the name of the bank subsidiary to First State Bank and relocated the charter to Conway, Arkansas, to serve the central Arkansas market. Since December 31, 1998, First State Bank’s assets have grown from $28.9 million to $469.0 million as of March 31, 2006.
      Twin City Bank — In May 2000, we were the largest investor in a group that formed a holding company (subsequently renamed TCBancorp), acquired an existing bank charter, and relocated the charter to North Little Rock, Arkansas. The holding company named its subsidiary “Twin City Bank,” which had been used by North Little Rock’s largest bank until its sale in 1994, and hired Robert F. Birch, Jr., who had been president of the former Twin City Bank. Twin City Bank grew quickly in North Little Rock and, in 2003, expanded into the adjacent Little Rock market. In January 2005, we acquired through merger the 68% of TCBancorp’s common stock we did not already own. Since December 31, 2000, Twin City Bank’s total assets have grown from $59.9 million to $636.9 million as of March 31, 2006.
      Community Bank — In December 2003, we acquired Community Financial Group, Inc., the holding company for Community Bank of Cabot. Prior to this acquisition, we had established a branch in Cabot, Arkansas, and had planned to branch further into this market. These plans were changed when the opportunity to acquire Community Bank of Cabot arose. At the time of the acquisition, Community Bank of Cabot was operating under a supervisory action primarily due to asset quality concerns. After we acquired the bank, the supervisory action was removed and management has worked diligently to improve asset quality. Community Bank’s non-performing loans have decreased from $6.7 million as of September 30, 2003, to $4.3 million as of December 31, 2005. Community Bank had total assets of $332.0 million as of March 31, 2006, and had a deposit market share in Cabot of 46% as of June 30, 2005.
      Marine Bank — In June 2005, we acquired Marine Bancorp, Inc., and its subsidiary, Marine Bank, in Marathon, Florida. Marine Bank was established in 1995. Our Chairman and Chief Executive Officer, John W. Allison, was a founding board member and the largest shareholder of Marine Bancorp, owning approximately 13.9% of its stock at the time of our acquisition. In 2002, to better position itself for growth, Marine Bank hired a new president and added other experienced bankers to its management team. Since December 31, 2002, Marine Bank’s total assets have grown from $114.7 million to $306.9 million as of March 31, 2006.
      Bank of Mountain View — In September 2005, we acquired Mountain View Bancshares, Inc., and its subsidiary, Bank of Mountain View. We were attracted to the Bank of Mountain View because of its strong profitability and 85% deposit market share in Mountain View as of June 30, 2005. Bank of Mountain View had $205.1 million total assets as of March 31, 2006.
      Investment in White River Bancshares — In May 2005, we invested $9.0 million to acquire 20% of the common stock of White River Bancshares, Inc., the holding company for Signature Bank in Fayetteville, Arkansas. In January 2006, we invested an additional $3.0 million to maintain this 20% ownership position. Signature Bank serves the growing northwest Arkansas market and is led by an experienced community banker with local relationships. Ron W. Strother, our President and Chief Operating Officer, serves on the boards of White River Bancshares and Signature Bank. Since opening in May 2005, Signature Bank has grown to $217.0 million in total assets as of March 31, 2006.
Our Management Team
      We have an experienced management team that shares a commitment to community banking, exceptional service and strong credit quality. Our senior management team — the three senior executives of Home BancShares and our five bank presidents — has, on average, more than 27 years of banking experience. See “Management.” As of March 31, 2006, our executive officers and directors beneficially owned approximately 46.3% of our common stock, and will continue to beneficially own approximately      % after this offering.
      We provide our community bank presidents significant autonomy to operate their banks, but we maintain overall guidance in critical areas such as credit standards. We capitalize on the strengths of our bank presidents, and the products and services that our bank subsidiaries tailor to their markets, by sharing the best practices of each institution. Our chief operating officer and chief financial officer meet weekly with our bank presidents to discuss business issues and opportunities to expand products and services within our network of banks. In addition, our senior management meets monthly with our bank presidents to review financial performance and discuss strategy and opportunities.
      Compensation for our management team is designed to promote performance, and includes both cash bonuses and stock options. Cash bonus compensation for the bank presidents is tied to several financial performance metrics, including asset quality, profitability and growth. We believe these incentive plans encourage the performance and continuity of our management team.

Our Growth Strategy
      Our goals are to achieve growth in earnings per share and to create and build shareholder value. Our growth strategy entails the following:

•	Organic growth — We believe that our current branch network provides us with the capacity to grow significantly within our existing market areas. Twenty-four of our 48 branches (including branches of banks we have acquired) have been opened since the beginning of 2001. As these newer branches continue to mature, we expect to see additional organic loan and deposit growth and increased profitability. Furthermore, we plan to broaden the product lines within each of our bank subsidiaries by cross-selling products such as insurance and trust services.

•	De novo branching — We intend to continue to open de novo branches in our current markets and in other attractive market areas if opportunities arise. In 2006, we have opened branches in Searcy and Beebe, Arkansas, and Port Charlotte, Florida. We plan to open an additional five to seven branches in 2006, including two or three in Arkansas, one or two in the Florida Keys, and two along the southwestern coast of Florida.

•	Strategic acquisitions — We will continue to consider strategic acquisitions, with a primary focus on Arkansas and southwestern Florida. When considering a potential acquisition, we assess a combination of factors, but concentrate on the strength of existing management, the growth potential of the bank and the market, the profitability of the bank, and the valuation of the bank. We believe that potential sellers consider us an acquirer of choice, largely due to our community banking philosophy. With each acquisition we seek to maintain continuity of management and the board of directors, consolidate back office operations, add product lines, and implement our credit policy.
Community Banking Philosophy
      Our community banking philosophy consists of four basic principles:

•	operate largely autonomous community banks managed by experienced bankers and a local board of directors, who are empowered to make customer-related decisions quickly;

•	provide exceptional service and develop strong customer relationships;

•	pursue the business relationships of our boards of directors, management, shareholders, and customers to actively promote our community banks; and

•	maintain our commitment to the communities we serve by supporting their civic and nonprofit organizations.
      We believe that these principles are a competitive advantage when serving our customers, particularly as we compete with larger banks headquartered outside of our markets. Through our bank subsidiaries and their boards of directors and employees, we plan to continue building a high-performing banking organization with exceptional customer service.
Operating Strategy
      Our operating strategies focus on improving credit quality, increasing profitability, finding experienced bankers, and leveraging our infrastructure:

•	Emphasis on credit quality — Credit quality is our first priority in the management of our bank subsidiaries. We employ a set of credit standards across our bank subsidiaries that are designed to ensure the proper management of credit risk. Our management team plays an active role in monitoring compliance with these credit standards at each of our bank subsidiaries. We have a centralized loan review process and regularly monitor each of our bank subsidiaries’ loan portfolios, which we believe enables us to take prompt action on potential problem loans. Non-performing assets as a percentage of total assets decreased from 1.18% as of December 31, 2004, to 0.45% as of March 31, 2006.

•	Continue to improve profitability — We intend to improve our profitability as we leverage the available capacity of our newer branches and employees. We believe our investments in our branch network and centralized technology infrastructure are sufficient to support a larger organization, and therefore believe increases in our expenses should be lower than the corresponding increases in our revenues. We also plan to increase our fee-based revenue by offering all our products and services, including insurance and trust services, through each of our bank subsidiaries.

•	Attract and motivate experienced bankers — We believe a major factor in our success has been our ability to attract and retain bankers who have experience in and knowledge of their local communities. For example, in January 2006, we hired eight experienced bankers in the Searcy, Arkansas, market (located approximately 50 miles northeast of Little Rock), where we subsequently opened a new branch. Hiring and retaining experienced relationship bankers has been integral to our ability to grow quickly when entering new markets. We will continue to recruit experienced relationship bankers as our banking franchise expands.

•	Leveraging our infrastructure — The support services we provide to our bank subsidiaries are generally centralized in Conway, Arkansas. These services include finance and accounting, internal audit, compliance, loan review, human resources, training, and data processing. We believe the centralization of our support services enhances efficiencies, maintains consistency in policies and procedures, and enables our employees to focus on developing and strengthening customer relationships.
Our Market Areas
      As of March 31, 2006, we conducted business principally through 40 branches in five counties in Arkansas, seven branches in the Florida Keys and one branch in southwestern Florida. We opened three branches in the first quarter of 2006 and plan to open four to six additional branches by year-end. Our branch footprint includes markets in which we are the deposit market share leader as well as markets where we believe we have significant opportunities for deposit market share growth.
      The chart below details our deposits and market share ranking for the largest deposit markets of our bank subsidiaries, based on FDIC data as of June 30, 2005, and provides related demographic data from ESRI, a leading provider of demographic data, for each of our largest deposit markets and for us in total.

				Projected		Projected
	Home		Deposit	Population		Growth in Per
	BancShares	Total Deposits	Market Share	Growth		Capita Income
Selected Markets	Deposits	in Market	Rank	2005-2010		2005-2010

	(Dollars in millions)
North Little Rock, AR	$299	$1,084	1	4.0%		27.6%
Conway, AR	282	1,041	1	11.6		26.4
Key West-Marathon, FL MSA	214	2,258	4	2.2		21.7
Mountain View, AR	158	187	1	0.2		32.7
Little Rock, AR	152	5,356	9	4.7		29.0
Cabot, AR	145	318	1	16.9		22.9
Total for Home BancShares	1,445	11,030	N/A	6.6	(1)	26.4	(1)
United States Average	N/A	N/A	N/A	6.3		22.8

(1)	Weighted average based on total deposits by city as of June 30, 2005.

Arkansas
      We are currently the deposit market share leader in Conway, Cabot, North Little Rock, and Mountain View, Arkansas. In these markets, we plan to continue our organic growth while improving profitability. Furthermore, we plan to open an additional one to two branches in the growing communities surrounding

Cabot, Conway, and North Little Rock in 2006, in addition to the branches opened in Beebe in January 2006 and Searcy in February 2006.
      Conway — First State Bank opened its first branch in Conway in 1999 and, as of June 30, 2005, had a 27.1% deposit market share. Conway is located on Interstate 40, approximately 30 miles northwest of Little Rock. The city of Conway has grown significantly in recent years as a result of the westward expansion of Little Rock businesses and residents. Major employers in Conway include Acxiom Corporation (a large information technology company), two of the state’s leading four-year colleges (University of Central Arkansas and Hendrix College), several large manufacturers, and local healthcare providers. Conway’s estimated population of 49,376 in 2005 is projected to increase by 11.6% between 2005 and 2010. Conway should also benefit from the recent initiation of natural gas exploration and development in the “Fayetteville Shale.” See below, “Recent Developments in Arkansas Market Area.” Southwestern Energy Company has opened a regional office in Conway and has announced plans to employ approximately 150 employees in 2006. Schlumberger Ltd. is also building a regional office and warehouse in Conway expected to open by mid-2006, which reportedly will employ more than 100 people.
      Cabot — We entered the Cabot market in 2003 through the acquisition of Community Financial Group and, as of June 30, 2005, had a 45.8% deposit market share. Cabot is located approximately 25 miles north of Little Rock. Cabot’s economy has historically been driven by the education, healthcare, manufacturing, and retail trade industries. Cabot’s estimated population of 18,599 is projected to increase by 16.9% between 2005 and 2010.
      North Little Rock — Twin City Bank entered the North Little Rock market in 2000 and, as of June 30, 2005, had a 27.6% deposit market share. The major industries in North Little Rock include education, healthcare, retail trade and manufacturing. In recent years, downtown North Little Rock has experienced an economic revival due in part to the opening of ALLTEL Arena, a large general entertainment venue, and the commencement of construction of a minor league baseball stadium scheduled to open in 2007. North Little Rock’s estimated population of 61,889 in 2005 is projected to increase by 4.0% between 2005 and 2010.
      Mountain View — We entered the Mountain View market through the acquisition of Mountain View Bancshares in September 2005 and, as of June 30, 2005, had an 84.9% deposit market share. Mountain View, which is located approximately 75 miles north of Conway, is the seat of Stone County and is a popular tourism and retirement destination. Mountain View’s per capita income is projected to increase 32.7% between 2005 and 2010.
      Little Rock — Twin City Bank began branching into Little Rock in May 2003 and, as of June 30, 2005, had a 2.8% deposit market share. Little Rock is Arkansas’s capital and its largest city. It is the home of the University of Arkansas for Medical Sciences (the largest non-governmental employer in the city), the University of Arkansas at Little Rock, and several smaller community colleges. Fortune 500 companies ALLTEL Corporation and Dillard’s, Inc., as well as Acxiom Corporation, are headquartered in Little Rock. Professional services, healthcare, retail trade, and manufacturing are other large sources of employment in Little Rock. The opening of the William Jefferson Clinton Presidential Library in 2004 and ongoing real estate development projects have contributed to the revitalization of downtown Little Rock, while west Little Rock continues to develop new residential communities and business centers. Little Rock had an estimated population of 189,364 in 2005, and its per capita income is projected to increase 29.0% between 2005 and 2010. Little Rock should continue to benefit economically from the growing communities on the outer edges of the greater Little Rock metropolitan statistical area, including Conway and Cabot. We believe we have a significant opportunity for market share growth in Little Rock, as over 48% of the deposits are held by larger regional and national banks headquartered outside of Arkansas.
      Recent Developments in Arkansas Market Area — Our Arkansas market areas, especially Conway, are expected to benefit from the discovery and exploration of natural gas in the “Fayetteville Shale.” The Fayetteville Shale has been described as a geologic formation stretching from north central Arkansas east to the Mississippi River. Southwestern Energy has announced that it made $154.5 million in Fayetteville Shale-related investments in 2005, and that it expects to invest more than $300 million in 2006. Other companies, including Chesapeake Energy Corporation, Maverick Oil & Gas, Inc., and Royal Dutch Shell PLC, are reportedly leasing properties in the Fayetteville Shale area.

Florida
      Florida Keys (Monroe County) — We entered the Florida Keys in 2005 through the acquisition of Marine Bank. As of June 30, 2005, Marine Bank had a 9.5% deposit market share in Monroe County. The Florida Keys encompass a 100-mile string of islands located in Monroe County on the southern tip of Florida. There are five incorporated cities in the Florida Keys: Key West, Key Colony Beach, Layton, Islamorada and Marathon. We believe that Key West, the largest city in the Florida Keys, provides us with an opportunity for growth. We currently have one branch and a 4.5% deposit market share in Key West, and are planning to open an additional branch in the Old Town section of Key West in 2006. We also plan to open our first branch in Key Largo in 2006. The Florida Keys economy is driven by tourism and real estate development. The area has experienced above-average commercial and residential property price appreciation due to limited property and construction permits and high demand for the property in the area. Real estate development is expected to continue to drive the economy as existing properties are being renovated and improved. Monroe County’s estimated population of 81,227 in 2005 is projected to increase by 2.2% between 2005 and 2010.
      Southwestern Florida — We opened a branch in Port Charlotte (Punta Gorda MSA) in March 2006 and plan to open branches in Punta Gorda and Marco Island (Naples-Marco Island MSA) during 2006. As of June 30, 2005, there were a combined $13.1 billion deposits and approximately 475,000 residents in these two MSAs. The Southwestern Florida economy is driven by the tourism industry and is a popular retirement destination. The expected population growth for 2005 to 2010 in the Punta Gorda MSA and the Naples-Marco-Island MSA is 11.6% and 25.5%, respectively.
Lending Activities
      We originate loans primarily secured by single and multi-family real estate, residential construction and commercial buildings. In addition, we make loans to small and medium-sized commercial businesses, as well as to consumers for a variety of purposes.
      Our loan portfolio as of March 31, 2006, was comprised as follows:

	Amount	Percentage of portfolio

	(Dollars in thousands)
Real estate:
Commercial real estate loans:
Non-farm/non-residential	$ 422,618	33.8%
Construction/land development	331,532	26.6
Agricultural	13,197	1.1
Residential real estate loans:
Residential 1-4 family	220,273	17.7
Multifamily residential	36,425	2.9

Total real estate	1,024,045	82.1
Consumer	39,599	3.2
Commercial and industrial	166,025	13.3
Agricultural	8,287	0.7
Other	8,190	0.7

Total loans receivable	$1,246,146	100.0%

      In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $20.8 million in credit as of March 31, 2006. We use the same credit policies in making these commitments as we do for our other loans.

      Real Estate — Non-farm/ Non-residential. Non-farm/non-residential loans consist primarily of loans secured by real estate mortgages on income-producing properties. We make commercial mortgage loans to finance the purchase of real property as well as loans to smaller business ventures, credit lines for working capital and inventory financing, including letters of credit, that are also secured by real estate. Commercial mortgage lending typically involves higher loan principal amounts, and the repayment of loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service.
      Real Estate — Construction/ Land Development. We also make construction and development loans to residential and commercial contractors and developers located primarily within our market areas. Construction loans generally are secured by first liens on real estate. As of March 31, 2006, less than 5% of our loans were made on raw land.
      Real Estate — Residential Mortgage. Our residential mortgage loan program primarily originates loans to individuals for the purchase of residential property. We generally do not retain long-term, fixed-rate residential real estate loans in our portfolio due to interest rate and collateral risks and low levels of profitability. Residential loans to individuals retained in our loan portfolio primarily consist of shorter-term first liens on 1-4 family residential mortgages, home equity loans and lines of credit.
      Consumer. While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans.
      Commercial and Industrial. Our commercial loan portfolio includes loans to smaller business ventures, credit lines for working capital and short-term inventory financing, as well as letters of credit that are generally secured by collateral other than real estate. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals’ personal residences.
      Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.
      Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.
      Lending Policies. We have established common documentation and policies, based on the type of loan, for all of our bank subsidiaries. The board of directors of each bank subsidiary supplements our standard policies to meet local needs and establishes loan approval procedures for that bank. Each bank’s board periodically reviews their lending policies and procedures. There are legal restrictions on the dollar amount of loans available for each lending relationship. The Arkansas Banking Code provides that no loan relationship may exceed 20% of a bank’s capital. The Florida Banking Code provides that no loan relationship may exceed 15% of a bank’s capital, or 25% on a fully secured basis. As of March 31, 2006, our legal lending limit for secured loans was approximately $9.2 million for First State Bank, $6.2 million for Community Bank, $10.9 million for Twin City Bank, $3.1 million for Bank of Mountain View, and $5.0 million for Marine Bank of the Florida Keys.
      Our bank subsidiaries are able to leverage their relationships with one another to participate collectively in loans that they otherwise would not be able to extend individually. As of March 31, 2006, the aggregate legal lending limit of our bank subsidiaries for secured loans was approximately $34.4 million, and as of March 31, 2006, we had established an in-house lending limit of $16.0 million to any one borrower, without obtaining the approval of our Chairman and our Vice Chairman.

      As of March 31, 2006, our four largest aggregate loan commitments to any one borrower were as follows:

•	$27.3 million consisting of loans to a developer of apartments;

•	$21.5 million consisting of loans to a healthcare provider;

•	$19.8 million consisting of loans to a healthcare provider; and

•	$19.2 million consisting of loans to a real estate developer and investor.
      Including the commitments described above, as of March 31, 2006, we had 11 commitments outstanding under which any one borrower could borrow in excess of $10.0 million; those commitments in aggregate totaled approximately $180.0 million.
      Loan Approval Procedures. Our bank subsidiaries have supplemented our common loan policies to establish their own loan approval procedures as follows:

•	Individual Authorities. The board of directors of each bank establishes the authorization levels for individual loan officers on a case-by-case basis. Generally, the more experienced a loan officer, the higher the authorization level. The approval authority for individual loan officers range from $20,000 to $500,000 for secured loans and from $1,000 to $50,000 for unsecured loans.

•	Officer Loan Committees. Most of our bank subsidiaries also give their Officer Loan Committees loan approval authority. In those banks, credits in excess of individual loan limits are submitted to the appropriate bank’s Officer Loan Committee. The Officer Loan Committees consist of members of the senior management team of that bank and are chaired by that bank’s chief lending officer. The Officer Loan Committees have approval authority up to $750,000 at First State Bank, $750,000 at Community Bank, and $1.0 million at Twin City Bank. At Marine Bank, certain officers are allowed to combine limits on secured loans up to $1.0 million for certain grades of credits.

•	Directors Loan Committee. Each of our bank subsidiaries has a Directors Loan Committee consisting of outside directors, senior lenders of the bank, and our Chief Operating Officer. Generally, each bank requires a majority of outside directors be present to establish a quorum. Generally, this committee is chaired either by the chief lending officer or the chief executive officer of the bank. Each bank’s board of directors establishes the approval authority for this committee, which may be up to that bank’s legal lending limit.
Deposits and Other Sources of Funds
      Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and small businesses, and municipalities in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Banks of Dallas and Atlanta and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us.
Other Banking Services
      Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour Internet banking and voice response information, cash management, overdraft protection, direct deposit, traveler’s checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Insurance
      Community Insurance Agency, Inc. is an independent insurance agency, originally founded in 1959 and purchased July 1, 2000, by Community Bank. Community Insurance Agency writes policies for commercial and personal lines of business, with approximately 60% and 40% of the business coming from commercial and personal lines, respectively. It is subject to regulation by the Arkansas Insurance Department. The offices of Community Insurance Agency are located in Jacksonville, Cabot, and Conway, Arkansas.
Trust Services
      FirsTrust Financial Services, Inc. provides trust services, focusing primarily on personal trusts, corporate trusts and employee benefit trusts. FirsTrust Financial Services has offices in Conway, Little Rock, Cabot, and El Dorado, Arkansas. FirsTrust Financial Services is subject to regulation by the Federal Reserve Board and the Arkansas State Bank Department. Assets under management as of March 31, 2006 were $345 million.
Properties
      As of March 31, 2006, our bank subsidiaries operated a total of 40 branches in Arkansas and eight branches in Florida, and were in various stages of opening an additional six branches, as shown in the following table:

		Owned or		Date	Square
Office Address	City	Leased		Constructed	Feet

First State Bank
620 Chestnut	Conway, AR	Owned		1999	9,000
2500 Dave Ward Drive	Conway, AR	Owned		2002	2,640
1815 East Oak Street	Conway, AR	Owned		2001	2,640
2690 Donaghey	Conway, AR	Leased		2001	2,600
1445 Hogan Lane	Conway, AR	Leased		2004	3,200
945 Salem Road	Conway, AR	Owned		1999	4,200
1208 Oak	Conway, AR	Owned		1999	2,500
582 Highway 365 South	Mayflower, AR	Leased		2000	800
1044 Main Street	Vilonia, AR	Owned		1999	2,640
#8 Business Park Drive	Greenbrier, AR	Owned		2002	2,640
1300 West Beebe-Capps Expwy	Searcy, AR	Owned		2006	5,000

Community Bank
218 West Main	Cabot, AR	Owned		1977	1,200
2171 West Main	Cabot, AR	Owned		1999	20,500
3111 Bill Foster Memorial Hwy	Cabot, AR	Leased	(2)	2004	3,500
One City Plaza	Cabot, AR	Owned		1978	22,150
1204 S. Pine Street	Cabot, AR	Owned		1990	3,300
707 Dewitt Henry Drive	Beebe, AR	Owned		1998	2,924
10 Crestview Plaza	Jacksonville, AR	Leased		1997	2,600
1900 John Hardin Drive	Jacksonville, AR	Owned		2000	3,807
1816 West Main	Jacksonville, AR	Owned		2005	5,000
902 North Street	Ward, AR	Owned		1973	2,400
30 Hwy 64 West	Beebe, AR	Owned		2006	3,425

Twin City Bank
2716 Lakewood Village Place	North Little Rock, AR	Leased		2000	3,579
650 Main	North Little Rock, AR	Leased		2000	1,344

		Owned or		Date	Square
Office Address	City	Leased		Constructed	Feet

4308 Broadway	North Little Rock, AR	Owned		2001	2,060
3811 MacArthur Drive	North Little Rock, AR	Leased		2000	1,300
4515 Camp Robinson Road	North Little Rock, AR	Owned		2004	3,700
9501 Maumelle Boulevard	Maumelle, AR	Owned		2005	4,000
7213 Hwy. 107	Sherwood, AR	Owned		2002	3,700
301 East Kiehl	Sherwood, AR	Owned		1998	2,898
2922 South University	Little Rock, AR	Leased		2003	3,511
10315 Interstate 30	Little Rock, AR	Owned		2003	3,700
718 Broadway	Little Rock, AR	Owned		2005	2,500
520 Bowman	Little Rock, AR	Leased		2003	4,664
5100 Kavanaugh Avenue	Little Rock, AR	Leased		2003	893
2610 Cantrell Road	Little Rock, AR	Leased		2003	5,000
13910 Cantrell Road	Little Rock, AR	Owned		2003	3,700
9712 Rodney Parham	Little Rock, AR	Owned		2003	3,700

Bank of Mountain View
121 East Main Street	Mountain View, AR	Owned		1968	1,354
Oak and Main Street	Mountain View, AR	Owned		1992	1,958

Marine Bank
11290 Overseas Highway	Marathon, FL	Owned		1995	7,414
25000 Overseas Highway	Summerland Key, FL	Leased		1998	296
82787 Overseas Highway	Islamorada, FL	Owned		1988	705
101 Wilder Road	Marathon, FL	Owned		1998	3,456
4594 Overseas Highway	Marathon, FL	Owned		2000	1,450
2514 N. Roosevelt Blvd.	Key West, FL	Leased	(2)	2001	3,756
789 Duck Key Lane	Marathon, FL	Leased		2001	850
22627 Bayshore Road	Port Charlotte, FL	Leased		2006	3,384
615 Elkham Circle	Marco Island, FL	Leased		Pending	5,000	(1)
401 Taylor Street	Punta Gorda, FL	Owned	(3)	Pending	6,700	(1)
100290 Overseas Highway	Key Largo, FL	Leased		Pending	4,500	(1)
1229 Simonton Street	Key West, FL	Leased		Pending	3,440	(1)

(1)	Sizes of pending offices are estimated.

(2)	Office is located on land that we lease.

(3)	Purchase pending.

      In addition to the branches listed above, we and our non-bank subsidiaries had offices as shown in the following table:

		Owned or	Date	Square
Office Address	City	Leased	Constructed	Feet

719 Harkrider Street	Conway, AR	Owned	1984	33,000
203 Dakota Drive, Suites A and C	Cabot, AR	Leased	2000	2,000
1515 N. Center, Suite 9	Lonoke, AR	Leased	2000	600
#3 Crestview Plaza	Jacksonville, AR	Leased	2000	1,600
715 Chestnut	Conway, AR	Leased	1999	2,100
81011 Overseas Highway	Islamorada, FL	Leased	2002	2,500
1638 Overseas Highway	Marathon, FL	Owned	2003	1,960
      We believe that our banking and other offices are in good condition and are suitable to our needs.
Competition
      As of March 31, 2006, we conducted business through 48 branches in our primary market areas of Pulaski, Faulkner, Lonoke, Stone, and White Counties in Arkansas and Monroe and Charlotte Counties in Florida. Many other commercial banks, savings institutions and credit unions have offices in our primary market areas. These institutions include many of the largest banks operating in Arkansas and Florida, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Our competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that we may not currently offer and may better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.
Employees
      On March 31, 2006, we had 567 full-time equivalent employees. We expect that our staff will increase as a result of our increased branching activities anticipated in 2006. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.
Legal Proceedings
      While we and our bank subsidiaries and other affiliates are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against us or our bank subsidiaries or other affiliates that will, individually or in the aggregate, have a material adverse affect on our business or consolidated financial condition.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth, as of March 31, 2006, information concerning the individuals who are our directors and executive officers:

			Positions Held
Name	Age	Positions Held	with Bank Subsidiaries

John W. Allison	59	Chairman of the Board and Chief Executive Officer	Chairman of the Board, First State Bank; Director, Community Bank, Twin City Bank, Bank of Mountain View, and Marine Bank
Ron W. Strother	57	President, Chief Operating Officer, and Director	Director, First State Bank, Community Bank, Twin City Bank, and Bank of Mountain View
Randy E. Mayor	41	Chief Financial Officer and Treasurer	Director, First State Bank
C. Randall Sims	51	Director and Secretary	President, Chief Executive Officer, and Director, First State Bank; Director, Community Bank
Richard H. Ashley	50	Vice Chairman of the Board	Chairman of the Board, Twin City Bank and Community Bank
Dale A. Bruns	62	Director	Director, First State Bank and Twin City Bank
Richard A. Buckheim	62	Director	Chairman of the Board, Marine Bank
Jack E. Engelkes	56	Director	Director, First State Bank
Frank D. Hickingbotham	69	Director
Herren C. Hickingbotham	47	Director	Director, Twin City Bank
James G. Hinkle	57	Director	Chairman of the Board, Bank of Mountain View
Alex R. Lieblong	55	Director
Robert Hunter Padgett	47	—	President, Chief Executive Officer, and Director, Marine Bank
William G. Thompson	58	Director	Director, Community Bank
Robert F. Birch, Jr.	56	—	President, Chief Executive Officer, and Director, Twin City Bank
Tracy M. French	44	—	President, Chief Executive Officer, and Director, Community Bank
James Ronnie Sims	59	—	President, Chief Executive Officer, and Director, Bank of Mountain View

      John W. Allison is the founder and has been Chairman of the Board of Home BancShares since 1998. He also serves on the Executive Committee and the Asset/ Liability Committee of Home BancShares. Mr. Allison has more than 23 years of banking experience, including service as Chairman of First National Bank of Conway from 1983 until 1998, and as a director of First Commercial Corporation from 1985 (when First Commercial acquired First National Bank of Conway) until 1998. At various times during his tenure on First Commercial’s board, Mr. Allison served as the Chairman of that company’s Executive Committee and as Chairman of its Asset Quality Committee. Prior to its sale to Regions Financial Corporation in 1998, First Commercial was a publicly traded company and the largest bank holding company headquartered in Arkansas, with approximately $7.3 billion in assets.
      Ron W. Strother has been President, Chief Operating Officer, and a director of Home BancShares since 2004. He has more than 33 years of banking experience, which includes serving as Regional Chief Executive Officer over central Arkansas for Arvest Bank Group (Bentonville) from 2000 to 2004, Chairman and Chief Executive Officer of Central Bank & Trust Company (Little Rock) from 1996 to 2000, President and Chief Operating Officer of First Commercial Bank (Little Rock) from 1991 to 1994, President of First Commercial Mortgage Company from 1984 to 1987, and President of Commercial National Mortgage Company from 1981 to 1984. Mr. Strother began his career in 1973 with Commercial National Bank (Little Rock), which became First Commercial Bank in 1983.
      Randy E. Mayor joined Home Bancshares in 1998 as Executive Vice President and Finance Officer and became our first Chief Financial Officer in 2004. He has more than 19 years of banking experience. From 1988 to 1998, Mr. Mayor held various positions at First National Bank of Conway, a subsidiary of First Commercial, including Senior Vice President and Finance Officer from 1992 to 1998.
      C. Randall Sims has been President and Chief Executive Officer of First State Bank and a director of Home BancShares since 1998. Prior to joining First State Bank, Mr. Sims was an executive vice president with First National Bank of Conway. He holds a Juris Doctor degree from the University of Arkansas at Little Rock School of Law and a Bachelor of Arts degree in accounting and business administration from Ouachita Baptist University in Arkadelphia, Arkansas. He attended the Graduate School of Banking at the University of Wisconsin and is an honor graduate of the American Bankers Association National Lending School held at the University of Oklahoma.
      Richard H. Ashley has been a director of Home BancShares since 2004 and has served as Vice Chairman of Home BancShares since 2006. He has served on the Executive Committee and the Asset/ Liability Committee of Home BancShares since 2005. Mr. Ashley was one of the original stockholders and organizers of Twin City Bank in 2000. He has served as a director of the bank since 2000 and as Chairman since 2002. Mr. Ashley is President and owner of the Ashley Company, a privately held company involved in land development and investment in seven states throughout the United States since 1978.
      Dale A. Bruns has been a director of Home BancShares since 2004 and a director of First State Bank since 1998. Mr. Bruns has also served as a director of Twin City Bank since 2000 and FirsTrust Financial Services since 2004. Mr. Bruns is the chairman of the compensation committees for Home BancShares, First State Bank, and Twin City Bank. Prior to his service with First State Bank, he served as a director of the First National Bank of Conway from 1985 to 1998. Mr. Bruns has owned and operated several McDonald’s restaurants located in central Arkansas. He is also the owner of Central Arkansas Sign Company, Inc. He currently serves on the impact committee for the McDonald’s Great Southern Region and the purchasing committee of the Central Arkansas McDonald’s Cooperative, and is a past member of the McDonald’s National Operator advisory board of directors. Mr. Bruns attended the University of Northern Iowa and the Harvard Business School Program for Management Development.
      Richard A. Buckheim has been a director of Home BancShares since 2005. Mr. Buckheim was one of the original organizers of Marine Bank in 1995 and has been active in its management since the bank opened. Since 2000, he has been Chairman of the Board of the bank and has served on the bank’s compensation committee. Mr. Buckheim formerly owned two restaurants in Key West, Florida. Prior to moving to Key West, he founded and served as President of Buckheim and Rowland, Inc., a Michigan-based advertising and marketing company with offices in Ann Arbor, Detroit, New York City and Melbourne, Florida.

      Jack E. Engelkes has been a director of Home BancShares since 2004 and a director of First State Bank since 1998. From 1995 to 1998, he served as a director of First National Bank of Conway. Since 1990, Mr. Engelkes has served as managing partner in the accounting firm of Engelkes, Conner and Davis, Ltd. He became President of the Board of Conway Regional Health Foundation in 2006. He has also been a director of the Conway Regional Medical Center since 2005 and the Conway Development Corporation since 2000. Mr. Engelkes holds a bachelor’s degree in Business and Economics from Hendrix College in Conway.
      Frank D. Hickingbotham has been a director of Home BancShares and a member of its Executive Committee since 2004. In 1989, Mr. Hickingbotham founded FDH Bancshares, which was acquired by First Commercial Corporation in 1995. Mr. Hickingbotham also founded TCBY Enterprises, Inc., a publicly traded worldwide manufacturer, franchiser and distributor of frozen yogurt, in 1981, and served as the company’s Chairman and Chief Executive Officer until the company was sold in 2000. Since 2000, he has been the Chairman and Chief Executive Officer of Hickingbotham Investments, Inc., a privately held diversified company with interests in banking, real estate, automobile and motorcycle dealerships, and food service equipment sales and distribution. Mr. Hickingbotham is the father of Home BancShares director Herren C. Hickingbotham.
      Herren C. Hickingbotham has been a director of Home BancShares since 2004 and a director of Twin City Bank since 2002. From 1986 to 2000, Mr. Hickingbotham served as President and COO of TCBY Enterprises, Inc., a publicly traded worldwide manufacturer, franchiser and distributor of frozen yogurt. He served on the board of directors of TCBY from 1983 to 2000. Since 2000, Mr. Hickingbotham has been a principal in Hickingbotham Investments, Inc., a privately held diversified company with interests in banking, real estate, automobile and motorcycle dealerships, and food service equipment sales and distribution. Mr. Hickingbotham is the son of Home BancShares director Frank D. Hickingbotham.
      James G. Hinkle has been a director of Home BancShares since 2005. Mr. Hinkle currently serves as Chairman of the Bank of Mountain View. He has over 25 years of banking experience. From 1995 to 2005, he served as President of Mountain View Bancshares, Inc., until the company’s merger into Home BancShares. He served as President of the Bank of Mountain View from 1981 to 2005. Mr. Hinkle is co-owner of Mountain View Telephone Company, a privately held corporation founded by his family in 1936.
      Alex R. Lieblong has been a director of Home BancShares since 2003. He served as a director of First State Bank from 1998 to 2002 and has served as an advisory director of First State Bank since 2002. Mr. Lieblong has been a director of Deltic Timber, a publicly traded natural resources management company, since 1996 and became a director of Lodgian, Inc., a publicly traded owner and operator of hotels, in 2006. He also currently serves on the board of directors of Ballard Petroleum, a privately held energy company. Since 1997, Mr. Lieblong has been an owner and general principal in the brokerage firm of Lieblong & Associates, Inc. Prior to Lieblong & Associates, Inc., he held management positions with Paine Webber, Merrill Lynch, and E.F. Hutton. Mr. Lieblong was a founder and has been managing partner of Key Colony Fund, L.P., a hedge fund, since 1998.
      Robert Hunter Padgett joined Marine Bank as President and Chief Executive Officer in 2002. Mr. Padgett has over 25 years of banking experience. From 1995 to 2002, he served as Executive Vice President of TIB Bank (Florida Keys). Mr. Padgett began his career with First National Bank of South Carolina. He later worked for First Union Corporation (currently Wachovia) and SunTrust Banks prior to joining TIB Bank. He is a graduate of Clemson University and the Graduate School of Banking of the South at Louisiana State University.
      William G. Thompson has been a director of Home BancShares since 2004 and a director for Community Bank since 1988. He has served on the Audit Committee of Home BancShares since 2004. Mr. Thompson has over 25 years of banking experience. From 2002 to 2004, he served as Chairman of the Board of Community Bank. Mr. Thompson owns several privately held businesses located in Cabot, Arkansas, including Transloading Service, Inc., Thompson Service, Inc., and Thompson Sales, Inc.
      Robert F. Birch, Jr. has been the President and Chief Executive Officer and a director of Twin City Bank since he helped found the bank in 2000. Mr. Birch has over 35 years of banking experience. He began his banking career in 1970 with the original Twin City Bank, which was eventually sold to an out-of-state institution. He is a graduate of the University of Arkansas at Little Rock and the University of Colorado School of Bank Marketing in Boulder.
      Tracy M. French has been the President and Chief Executive Officer and a director of Community Bank since 2002. Mr. French has over 20 years of banking experience. Prior to joining Community Bank, he served as Executive Vice President and director of First State Bank of Lonoke, Arkansas (no affiliation to Home BancShares), from 1991 to 2002. He is a graduate of the University of Arkansas at Fayetteville and the Southwestern Graduate School of Banking at Southern Methodist University.
      James Ronnie Sims has been the President and Chief Executive Officer and a director of the Bank of Mountain View since 2005. Mr. Sims has 32 years of banking experience. He joined the Bank of Mountain View in 1988. He has attended the Mid South School of Banking in Memphis, Tennessee.
Board Composition
      We are governed by a board of directors and various committees of the board that meet throughout the year. We have 12 directors, each of whom serves for a one-year term, subject to resignation or removal. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the Chairman and Chief Executive Officer and other officers.
Director Independence
      Nasdaq rules require that a majority of the directors of Nasdaq-listed companies be “independent.” An “independent director” generally means a person other than an officer or employee of the listed company or its subsidiaries, or any other individual having a relationship which, in the opinion of the listed company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Certain categories of persons are deemed not to be independent under the Nasdaq rules, such as persons employed by the listed company within the last three years, and persons who have received (or whose immediate family members have received) payments exceeding a specified amount from the listed company within the last three years, excluding payments that are not of a disqualifying nature (such as compensation for board service, payments arising solely from investments in the listed company’s securities, and benefits under a tax-qualified retirement plan). Nasdaq rules impose somewhat more stringent independence requirements on persons who serve as members of the audit committee of a listed company.
      Of the 12 persons who will serve on our board of directors immediately after the completion of this offering, the board has determined that nine are “independent” as defined under the Nasdaq National Market listing standards. Messrs. Allison, Strother, and Sims are not considered independent because they are officers of Home BancShares.
Committees of the Board
      Our board of directors has four standing committees: the Audit Committee, the Compensation Committee, the Nominating Committee, and the Asset/ Liability Committee.
      Audit Committee. Our Audit Committee is comprised of Jack E. Engelkes, Herren C. Hickingbotham, William G. Thompson, and Alex R. Lieblong, all of whom are “independent directors” as defined under the Nasdaq National Market listing standards. We believe that Mr. Engelkes, Chairman of the Audit Committee, qualifies as an “audit committee financial expert” as that term is defined in Securities and Exchange Commission regulations. Our board believes that all of the Audit Committee members have the financial knowledge, business experience and independent judgment necessary for service on the Audit Committee. The Audit Committee has the responsibility of reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are properly and timely conducted. To carry out its duties, our Audit Committee has the power to:

•	appoint, approve compensation and oversee the work of the independent auditor;

•	resolve disagreements between management and the auditors regarding financial reporting;

•	pre-approve all auditing and appropriate non-auditing services performed by the independent auditor;

•	retain independent counsel and accountants to assist the committee;

•	seek information it requires from employees or external parties; and

•	meet with our officers, independent auditors or outside counsel as necessary.
      Compensation Committee. Our board of directors has adopted a written charter for our Compensation Committee. The Compensation Committee is composed of three directors: Dale A. Bruns, Richard H. Ashley, and Jack E. Engelkes. The Board has determined that each of the Compensation Committee members is independent under applicable rules and regulations of the Nasdaq National Market listing standards and applicable standards of independence prescribed for purposes of any federal securities, tax and other laws relating to the committee’s duties and responsibilities, including Section 162(m) of the Internal Revenue Code. Mr. Bruns serves as the Compensation Committee’s Chairman.
      Nominating Committee. Our Nominating Committee is comprised of Alex R. Lieblong, Dale A. Bruns, William G. Thompson, and Frank D. Hickingbotham, all of whom are “independent directors” as defined under the Nasdaq National Market listing standards. Mr. Lieblong is the Chairman of the Nominating Committee. The Nominating Committee has adopted formal policies and guidelines for identifying and evaluating director nominees. In accordance with these policies, the Nominating Committee solicits and considers recommendations from a variety of sources, including senior management, existing directors, shareholders and independent consultants hired for such purpose. Similarly, the Nominating Committee looks for nominees possessing various qualifications or skills, including leadership experience in business or other relevant fields, knowledge of us and the financial services industry, experience in serving as a director of another financial institution or public company generally, wisdom, integrity and analytical ability, familiarity with and participation in the communities served by us, commitment to and availability for service as a director, and any other factors the Nominating Committee deems relevant.
      Asset/ Liability Committee. Our Asset/ Liability Committee consists of John W. Allison, Richard H. Ashley, James G. Hinkle, and Ron W. Strother. Mr. Strother serves as Chairman of the Asset/ Liability Committee. The Asset/ Liability Committee is primarily responsible for:

•	development and control over the implementation of liquidity risk and market risk management policies;

•	review of interest rate movements, forecasts, and the development of Home BancShares strategy under specific market conditions; and

•	continued monitoring of the overall asset/liability structure of our bank subsidiaries to minimize interest rate sensitivity and liquidity risk.
Code of Ethics
      We have adopted a Code of Ethics that applies to all of our directors, officers, and employees. We believe our Code of Ethics is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of conflicts of interest, full, fair and accurate disclosure in filings and other public communications made by us, compliance with applicable laws, prompt internal reporting of ethics violations, and accountability for adherence to the Code of Ethics.

Compensation Committee Interlocks and Insider Participation
      During 2005, Messrs. Bruns, Ashley, Engelkes and Allison served as members of the Compensation Committee, together with James M. Park, a former director. Mr. Allison, our Chairman and Chief Executive Officer, resigned from the Compensation Committee on December 31, 2005. None of the other members of the committee served as an officer or employee of Home BancShares or any of our bank subsidiaries. During 2005, none of our executive officers served as a director or member of the Compensation Committee (or group performing equivalent functions) of any other entity for which any of our independent directors served as an executive officer. See “Certain Transactions and Business Relationships” for information concerning transactions during 2005 involving Messrs. Bruns, Allison and Ashley.
Director Compensation
      During 2005, our non-employee directors received $300 ($600 for the chairman) for each meeting of the board or a board committee attended. For 2006, directors will receive $1,000 ($2,000 for the chairman) for each board meeting attended, directors serving on the Audit or Compensation Committees will receive $400 ($800 for the chairman) for each meeting attended of those committees, and directors serving on other board committees will receive $250 ($500 for the chairman) for each meeting attended of those other committees.
Executive Compensation and Other Benefits
      The following table sets forth various elements of compensation awarded to or paid by us for services rendered in all capacities by our Chief Executive Officer and our four most highly-compensated executive officers, our “named executive officers,” during the fiscal year ended December 31, 2005:
Summary Compensation Table

				Long Term
	Annual Compensation			Compensation

				Securities
			Other Annual	Underlying	All Other
Name and Principal Positions	Salary	Bonus	Compensation	Options/SARS	Compensation

John W. Allison Chairman and Chief Executive Officer	$—	$—	$23,820	135,000	$—
Ron W. Strother President and Chief Operating Officer	250,000	50,000	—	—	11,500	(1)
C. Randall Sims President of First State Bank	190,000	80,750	—	36,000	9,761	(1)
Tracy M. French President of Community Bank	197,836	71,500	—	30,000	6,598	(2)
Robert F. Birch, Jr. President of Twin City Bank	190,000	66,500	—	30,000	5,700	(1)

(1)	Includes our annual contribution to the 401(k) plan.

(2)	Includes our annual contribution to the 401(k) plan ($5,717) and life insurance premiums ($881).
      Since we were formed in 1998, Mr. Allison has declined to receive a salary or bonus. He believes that by not receiving compensation for his duties as our Chairman and Chief Executive Officer, but instead depending on dividends and appreciation in the value of the stock he holds, his interests are best aligned with those of our shareholders. Consistent with this belief, Mr. Allison has declined to be paid a salary or bonus for 2006. Mr. Allison may, however, decide to request a salary and/ or bonus in future years.

Stock Option/SAR Grants in Fiscal Year 2005
      The following table contains information about option and SARS awards made to each named executive officer during the fiscal year ended December 31, 2005:

	Number
	of Total	% of Total
	Options/	Options/			Potential Realizable Value at
	SARS	SARS			Assumed Annual Rates of
	Granted	Granted	Exercise		Stock Price Appreciation for
	to	to	Price		Option Term
	Employee	Employee	per	Expiration
Name	in 2005	in 2005	Share	Date	5%	10%

John W. Allison (Options)	75,000	18.03%	$12.67	7/27/2015	$597,607	$1,514,454
John W. Allison (SARS)	60,000	14.42	12.67	1/1/2010	210,029	464,110
Ron W. Strother	—	—	—	—	—	—
C. Randall Sims (SARS)	36,000	8.65	12.67	1/1/2010	126,018	278,466
Tracy M. French (SARS)	30,000	7.21	12.67	1/1/2010	105,015	232,055
Robert F. Birch, Jr. (SARS)	30,000	7.21	12.67	1/1/2010	105,015	232,055
Aggregated Option/ SAR Exercises in 2005 and Year-End Option/ SAR Values
      The following table shows the number of shares of our common stock covered by exercisable options and SARS held by the named executive officers as of December 31, 2005. Also reported are the values for “in-the-money” options, which represent the positive spread between the exercise price of any such existing options and the estimated year-end price ($12.67 per share) of our common stock based on the value imputed from our September 2005 acquisition of Mountain View Bancshares. There were no “in-the-money” SARS as of December 31, 2005.

			Number of Securities
			Underlying Unexercised			Value of Unexercised
	Shares		Options/SARS as of			in-the-Money Options/SARS
	Acquired		December 31, 2005			as of December 31, 2005
	on	Value
Name	Exercise	Realized	Exercisable		Unexercisable	Exercisable	Unexercisable

John W. Allison	—	—	96,828	(1)	63,000	$75,426	$3,504
Ron W. Strother	24,000	$12.67	—		96,000	—	—
C. Randall Sims	—	—	61,365		36,000	327,689	—
Tracy M. French	—	—	—		30,000	—	—
Robert F. Birch, Jr.	—	—	50,910		30,000	120,148	—

(1)	Includes 948 shares of Class B preferred stock convertible into 2,844 shares of common stock.
Equity and Benefit Plans

Supplemental Executive Retirement Plan
      Community Bank has purchased a life insurance policy on its President and Chief Executive Officer, Tracy M. French. The policy was designed to provide an annual retirement benefit that grows on a tax-deferred basis. A portion of the benefit is determined by an indexed formula. The balance of the benefit is determined by crediting interest. The index used to calculate the amount of the retirement benefit is the earnings on specified life insurance policies. Community Bank retains the opportunity costs on the premiums paid. Prior to Mr. French’s retirement, any earnings in excess of the opportunity costs are accrued to a liability reserve account for his benefit. In addition, that liability account is credited with interest at a rate of 8.0%. At retirement, this liability reserve account is amortized with interest and paid out over a period of 15 years. Subsequent to the liability account being paid out in full, Mr. French will begin receiving an “index retirement benefit” payable for life. If Mr. French dies while there is a balance in his account, this balance will be paid in a lump sum to Mr. French’s beneficiaries.
      Community Bank has all ownership rights in the death benefits and surrender values of the insurance policy on Mr. French. Its obligations under the retirement benefit portion of this policy are unfunded; however, the bank has purchased life insurance policies on Mr. French that are actuarially designed to offset the annual expenses associated with the benefit portion of the policy and will, given reasonable actuarial assumptions, offset all of the cost during Mr. French’s lifetime and provide a complete recovery of costs at death.

401(k) Plan
      All our full- and part-time employees over the age of 21 are eligible to participate in our 401(k) Plan immediately. We contribute a matching contribution equal to 50% of the participants’ first 6% of deferred compensation contribution. In addition, we may make a discretionary contribution of up to 3% of total compensation.

Health and Insurance Benefits
      Our full-time officers and employees are provided hospitalization and major medical insurance. We pay a substantial part of the premiums for these coverages. All insurance coverage under these plans is provided under group plans on generally the same basis to all of our full-time employees. Also, we provide other basic insurance coverage including dental, life, and long-term disability insurance.
      In 2004, First State Bank adopted an endorsement split dollar life insurance plan which provides for the purchase of life insurance policies insuring the life of Mr. Allison. Both the bank and Mr. Allison will have an interest in each of the policies, and therefore, this is classified as an endorsement split-dollar plan. Should Mr. Allison die anytime after six months from the time the bank completes a public offering, Mr. Allison’s beneficiaries will be entitled to an amount equal to 50% of the net-at-risk insurance portion of the total proceeds. The net-at-risk portion is the total proceeds less the cash value of the policy. Mr. Allison recognizes the economic value of this death benefit each year on his individual income tax return. The beneficiaries of the policies are named by Mr. Allison and the bank will receive the remainder of the death benefit. The bank has all ownership rights in the death benefits and surrender values of the policies. The premium paid on June 4, 2004, for the policies was $4.8 million. Six months after this offering, the death benefits payable under these policies will split between us and Mr. Allison’s beneficiaries. If the death benefit were paid in 2006, approximately $7.7 million would be paid to us and approximately $2.4 million would be paid to Mr. Allison’s beneficiaries.

Pension Plans
      In connection with the acquisition of Bank of Mountain View and Community Bank, we assumed two defined benefit pension plans. The Community Bank plan was frozen in 2000 and Bank of Mountain View was frozen at the time of the acquisition, as a result there have been no new participants in the plans and no additional benefits earned. We made employer contributions to the plans of $767,000 in 2005. The minimum contribution for 2006 is estimated to be approximately $200,000. Some of our executive officers and board members are participants in these frozen plans. The two plans have combined assets of $2.7 million as of December 31, 2005.

2006 Stock Option and Performance Incentive Plan
      On March 13, 2006, our board of directors adopted the 2006 Stock Option and Performance Incentive Plan. The Plan has been submitted to our shareholders for approval at the 2006 annual meeting of shareholders. The purpose of the Plan is to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate those persons to improve our business results.

      The Plan amends and restates various prior plans that were either adopted by us or companies that we acquired. Awards made under any of the prior plans will be subject to the terms and conditions of the Plan, which is designed not to impair the rights of award holders under the prior plans. The Plan goes beyond the prior plans by including new types of awards (such as unrestricted stock, performance shares, and performance and annual incentive awards) in addition to the stock options (incentive and non-qualified), stock appreciation rights, and restricted stock that could have been awarded under one or more of the prior plans.
      As of March 13, 2006, options for a total of 613,604 shares of common stock outstanding under the prior plans became subject to the Plan. Also, on that date, our board of directors replaced 341,000 outstanding stock appreciation rights with 354,640 options, each with an exercise price of $13.18. The options issued in replacement of the SARS are subject to achievement of the same financial goals by us and our bank subsidiaries over the five-year period ending January 1, 2010. In addition, our outstanding preferred stock options (which, upon exercise and conversion, will result in the issuance of 80,720 shares of common stock) are also subject to the Plan. As of March 31, 2006 the number of shares remaining available for issuance under Plan was 151,036.
      Administration. The Plan is administered by our Compensation Committee. Subject to the terms of the Plan, the Compensation Committee may select participants to receive awards; determine the types of awards, terms, and conditions of awards; and interpret provisions of the Plan.
      Source of Shares. The common stock issued or to be issued under the Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards.
      If the option price, a withholding obligation or any other payment is satisfied by tendering shares or by withholding shares, only the number of shares issued net of the shares tendered or withheld will be deemed delivered for the purpose of determining the maximum number of shares available for delivery under the Plan.
      Eligibility. Awards may be made under the Plan to employees, officers, directors, consultants, and other key persons. In determining to whom awards will be granted, the committee will take into account the nature of the services, potential contributions, and other relevant factors.
      Amendment or Termination of the Plan. While our board of directors may suspend, terminate or amend the Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our shareholders to the extent required by law. Unless terminated earlier, the Plan will automatically terminate ten years after its adoption by our board of directors.
      Options. The Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code (incentive stock options) and stock options that do not qualify as incentive stock options (non-qualified stock options). The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. If we were to grant incentive stock options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. We may grant options in substitution for options held by employees of companies that we may acquire.
      The term of each stock option will be fixed by the Compensation Committee and may not exceed ten years from the date of grant. The committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the Compensation Committee. In general, an optionee may pay the exercise price of an option by cash or cash equivalent, or, if permitted by the committee, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months).

      Stock options granted under the Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution or pursuant to a domestic relations order.
      Other Awards. The Compensation Committee may also award under the Plan:

•	restricted shares of common stock, which are shares of our common stock subject to restrictions;

•	stock units, which are common stock units subject to restrictions;

•	unrestricted shares of common stock, which are shares of our common stock issued at no cost or for a purchase price determined by the Compensation Committee and which are free from any restrictions under the Plan;

•	tax offset payments, which are common stock or cash used to pay income taxes incurred as a result of participation in the Plan;

•	stock appreciation rights, tandem or non-tandem, which are a right to receive a number of shares or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the Compensation Committee; and

•	performance and annual incentive awards, ultimately payable in our common stock or cash, as determined by the Compensation Committee. The Compensation Committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The Compensation Committee may modify, amend or adjust the terms of each award and performance goal.
      Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (referred to as covered employees). However, performance-based compensation is excluded from this limitation. Although the Plan will not be subject to Section 162(m) because Section 162(m) provides for a grace period for awards following an initial public offering, the Plan is designed to permit the Compensation Committee to grant awards that qualify as performance-based compensation for purposes of satisfying the conditions of Section 162(m) at such time as the Plan becomes subject to Section 162(m).
      Business Criteria. The Compensation Committee will use one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries (except with respect to the total shareholder return and earnings per share criteria), in establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

•	shareholder return;

•	return on assets;

•	growth in assets;

•	return on equity;

•	gross margin;

•	earnings per share;

•	net income;

•	operating income; and

•	free cash flow.
      Adjustments for Stock Dividends and Similar Events. The Compensation Committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.
Employment Agreements
      We do not have any employment, salary continuation or severance agreements currently in effect with any of our executive officers.
Certain Transactions and Business Relationships
      Acquisitions. In January 2005, when we acquired the remaining 67.8% of TCBancorp, six of our directors and executive officers (or their affiliates) received shares of our common stock in exchange for their interests in TCBancorp, as shown in the following table:

		Consideration Received
	Percentage	(Shares of
	Ownership of	Home BancShares
Name	TCBancorp	Common Stock)

John W. Allison	2.46%	136,420
Richard H. Ashley	13.49	747,892
Dale A. Bruns	0.17	9,697
Frank D. Hickingbotham	1.59	88,157
Herren C. Hickingbotham	3.98	220,391
Alex R. Lieblong	0.67	37,026
      In our June 2005 acquisition of Marine Bancorp, two of our directors and executive officers (or their affiliates) received cash and shares of our Class B preferred stock in exchange for their interests in Marine Bancorp, as shown in the following table:

		Consideration Received

			Shares of
			Home BancShares
	Percentage Ownership		Class B
Name	of Marine Bancorp	Cash	Preferred Stock

John W. Allison	13.87%	$780,421	36,262
Alex R. Lieblong	1.89	106,305	4,940
      The cash and stock paid to our directors and executive officers in the TCBancorp and Marine Bancorp acquisitions were based solely on their percentage ownership interests in the acquired entities, and our directors and executive officers received no extra or special benefits not received on a pro rata basis by the other stockholders of TCBancorp and Marine Bancorp.
      Banking Transactions. Most of our directors and officers, as well as the firms and businesses with which they or members of their immediate families are associated, are customers of our bank subsidiaries. Our bank subsidiaries have engaged in a variety of loan transactions in the ordinary course of business with these individuals and their families and businesses. As of March 31, 2006, our fourth largest loan commitment, totaling $19.2 million, was to a real estate developer and investor who serves as a director of one of our bank subsidiaries, and our tenth largest loan commitment, totaling $11.8 million, was to affiliates of one of our directors. It is anticipated that such transactions will occur in the future. In the case of all such related party transactions, each transaction was approved by either our board of directors or the bank subsidiary’s board of directors. In addition, these loans were made on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions of others. In the opinion of our management, those loan transactions do not involve more than a normal risk of collectibility or present other unfavorable features.
      Real Estate Transactions. We lease certain of our properties from persons who are affiliated with us. The Twin City Bank branch office at 2716 Lakewood Village Place is leased to us by Conservative

Development Company, of which Richard H. Ashley, one of our directors, is president and a minority shareholder. During 2005 we paid rent of $60,000 for that branch office. Other than this transaction, none of our directors, executive officers or 5% shareholders directly or indirectly had an interest in any lease transaction, or series of similar transactions, involving an aggregate amount of $60,000 or more in 2005.
      We believe the terms of each of the agreements described above under the captions “Banking Transactions” and “Real Estate Transactions” are no less favorable to us than we could have obtained from an unaffiliated third party. We expect we will continue to engage in similar banking and business transactions in the ordinary course of business with our directors, executive officers, principal shareholders and their associates. In the future, all related party transactions will be reported to the Audit Committee of our board of directors.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information as of May 23, 2006, concerning the number and percentage of shares of our common stock beneficially owned by our directors, our named executive officers, and all of our directors and executive officers as a group, and by each person known to us who beneficially owned more than 5% of the outstanding shares of our common stock.
      Information in this table is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934. Under these rules, a person is deemed to be a beneficial owner of any shares of our common stock if that person has or shares “voting power,” which includes the power to vote or direct the voting of the shares, or “investment power,” which includes the right to dispose or direct the disposition of the shares. Thus, under the rules, more than one person may be deemed to be a beneficial owner of the same shares. A person is also deemed to be a beneficial owner of any shares as to which that person has the right to acquire beneficial ownership within 60 days from May 23, 2006.
      Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and investment power with respect to his shares. The address for each of our directors and named executive officers is c/o Home BancShares, Inc., 719 Harkrider, Suite 300, Conway, Arkansas 72032.

	Amount and Nature	Percent of Shares	Percent of Shares
	of Beneficial	Beneficially Owned	Beneficially Owned
Name of Beneficial Owner	Ownership	Before Offering(1)	After Offering(1)

5% or greater holders:
Robert H. Adcock(2)(3)	861,363	7.1%	5.9%
Directors and executive officers:
John W. Allison(3)(4)	2,602,422	21.1%	17.5%
Richard H. Ashley(3)(5)	1,020,339	8.4	7.0
Robert F. Birch, Jr.(3)(6)	99,129	*	*
Dale A. Bruns(7)	102,675	*	*
Richard A. Buckheim(8)	39,975	*	*
Jack E. Engelkes(3)(9)	52,842	*	*
Tracy M. French(10)	12,759	*	*
Frank D. Hickingbotham(3)(11)	617,937	5.1	4.2
Herren C. Hickingbotham(3)	222,813	1.8	1.5
James G. Hinkle(12)	167,763	1.4	1.1
Alex R. Lieblong(3)(13)	560,046	4.6	3.8
C. Randall Sims(3)(14)	134,562	1.1	0.9
Ron W. Strother(3)	48,000	*	*
William G. Thompson	46,633	*	*
All directors and executive officers as a group (16 persons)(3)	5,865,604	46.2%	38.6%

*	Less than 1%.

(1)	The percentage of our common stock beneficially owned “before offering” was calculated based on 12,143,815 shares of our common stock outstanding as of May 23, 2006. The percentage of our common stock beneficially owned “after offering” was calculated based on 12,143,815 shares of our common stock outstanding as of May 23, 2006, and assumes the issuance of 2,500,000 shares of common stock in connection with this offering but no exercise of the underwriters’ over-allotment option. In each case, the percentage assumes that the person or group shown in each row has exercised all options, and converted to common stock all shares of our preferred stock, that are exercisable or convertible by that person or group within 60 days of May 23, 2006. The table does not reflect any shares that may be acquired by the named person in this offering.

(2)	Shares beneficially owned by Mr. Adcock are held through blind trusts established for his benefit. The trustee of those trusts is Matt Barnhardt; his address is 1225 Front Street, Conway, Arkansas 72032.

(3)	Includes shares that may be issued upon the exercise of common stock options, as follows: Mr. Adcock, 11,160 shares; Mr. Allison, 93,984 shares; Mr. Ashley, 1,212 shares; Mr. Birch, 50,910 shares; Mr. Engelkes, 1,500 shares; Mr. Frank D. Hickingbotham, 1,212 shares; Mr. Herren C. Hickingbotham, 2,424 shares; Mr. Lieblong, 6,750 shares; Mr. Sims, 61,365 shares; Mr. Strother, 24,000 shares; and all directors and executive officers as a group, 304,722 shares.

(4)	Includes 360,000 shares owned by Mr. Allison’s spouse, either individually or as custodian for their children, and 111,630 shares that may be acquired by Mr. Allison upon the conversion of Class B preferred stock, and the exercise and conversion of options for Class B preferred stock.

(5)	Includes 354,390 shares owned by Conservative Development Company, a corporation of which Mr. Ashley is president.

(6)	Includes 9,210 shares owned by Mr. Birch’s 401(k) plan.

(7)	Includes 90,471 shares that are owned jointly by Mr. Bruns and his spouse.

(8)	Shares may be acquired by Mr. Buckheim upon the conversion of Class B preferred stock, and the exercise and conversion of options for Class B preferred stock.

(9)	Includes 36,000 shares owned by Mr. Engelkes’ spouse, and 9,000 shares for which Mr. Engelkes is custodian for his children.

(10)	Shares may be acquired by Mr. French upon the conversion of Class A preferred stock.

(11)	Includes 616,725 shares owned by FDH Enterprises, Inc., a corporation controlled by Mr. Frank D. Hickingbotham.

(12)	Shares are owned by the James G. Hinkle Revocable Trust.

(13)	Includes 158,550 shares that are owned jointly by Mr. Lieblong and his spouse, and 342,900 shares that are owned by Key Colony Fund L.P., a hedge fund of which Mr. Lieblong is the managing partner.

(14)	Includes 48,999 shares that are owned jointly by Mr. Sims and his spouse, or with his spouse and his children, and 24,198 shares owned by Mr. Sims’ 401(k) plan.

SUPERVISION AND REGULATION
      The following is a summary description of the relevant laws, rules and regulations governing banks and bank holding companies. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.
General
      We and our subsidiary banks are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our company and its operations. These laws generally are intended to protect depositors, the deposit insurance fund of the FDIC and the banking system as a whole, and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.
Home BancShares
      We are a financial holding company registered under the federal Bank Holding Company Act of 1956 (the “Bank Holding Company Act”) and are subject to supervision, regulation and examination by the Federal Reserve Board. We have elected under the Gramm-Leach-Bliley Act to become a financial holding company. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.
      Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.
      Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.
      Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we, as well as other banks located within Arkansas or Florida, may purchase a bank located outside of Arkansas or Florida. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Arkansas or Florida may purchase a bank located inside Arkansas or Florida. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Florida law prohibits a bank holding company from acquiring control of a Florida financial institution until the target institution has been incorporated for three years.
      Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.
      Upon completion of this offering, our common stock will be registered under the Securities Exchange Act of 1934, as amended. The regulations provide a procedure for challenging any rebuttable presumption of control.
      Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.
      Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.
      Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.
      Gramm-Leach-Bliley Act; Financial Holding Companies. The Gramm-Leach-Bliley Financial Modernization Act of 1999 revised and expanded the provisions of the Bank Holding Company Act by including a new section that permits a bank holding company to elect to become a financial holding company to engage in a full range of activities that are “financial in nature.” The qualification requirements and the process for a bank holding company that elects to be treated as a financial holding company require that all of the subsidiary banks controlled by the bank holding company at the time of election to become a financial holding company must be and remain at all times “well-capitalized” and “well managed.” Home BancShares made an election to become a financial holding company on May 15, 2003.

      The Gramm-Leach-Bliley Act further requires that, in the event that the bank holding company elects to become a financial holding company, the election must be made by filing a written declaration with the appropriate Federal Reserve Bank that:

•	states that the bank holding company elects to become a financial holding company;

•	provides the name and head office address of the bank holding company and each depository institution controlled by the bank holding company;

•	certifies that each depository institution controlled by the bank holding company is “well-capitalized” as of the date the bank holding company submits its declaration;

•	provides the capital ratios for all relevant capital measures as of the close of the previous quarter for each depository institution controlled by the bank holding company; and

•	certifies that each depository institution controlled by the bank holding company is “well managed” as of the date the bank holding company submits its declaration.
      The bank holding company must have also achieved at least a rating of “satisfactory record of meeting community credit needs” under the Community Reinvestment Act during the institution’s most recent examination.
      Financial holding companies may engage, directly or indirectly, in any activity that is determined to be:

•	financial in nature;

•	incidental to such financial activity; or

•	complementary to a financial activity provided it “does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.”
      The Gramm-Leach-Bliley Act specifically provides that the following activities have been determined to be “financial in nature”: lending, trust and other banking activities; insurance activities; financial or economic advisory services; securitization of assets; securities underwriting and dealing; existing bank holding company domestic activities; existing bank holding company foreign activities, and merchant banking activities. In addition, the Gramm-Leach-Bliley Act specifically gives the Federal Reserve Board the authority, by regulation or order, to expand the list of “financial” or “incidental” activities, but requires consultation with the United States Treasury Department, and gives the Federal Reserve Board authority to allow a financial holding company to engage in any activity that is “complementary” to a financial activity and does not “pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.”
      Support of Subsidiary Institutions. Under Federal Reserve Board policy, we are expected to act as a source of financial strength for our subsidiary banks and are required to commit resources to support them. Our obligation to act as a source of financial strength extends to White River Bancshares, Inc., despite the fact that we are a minority owner of that company and thus have no ability to control its operations. Moreover, an obligation to support our bank subsidiaries and White River Bancshares may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. In addition, any capital loans made by us to our subsidiary banks will be repaid only after their deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of our subsidiary banks and White River Bancshares will be assumed by the bankruptcy trustee and entitled to a priority of payment.
      Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the

Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.
      The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.
      Annual Reporting; Examinations. We are required to file annual reports with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the company for the cost of such examination.
      Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies having $150 million or more in assets on a consolidated basis. We currently have consolidated assets in excess of $150 million, and are therefore subject to the Federal Reserve Board’s capital adequacy guidelines.
      Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. To be considered “well-capitalized,” a bank holding company must maintain, on a consolidated basis, (i) a Tier 1 risk-based capital ratio of at least 6.0%, and (ii) a total risk-based capital ratio of 10.0% or greater. As of March 31, 2006, our Tier 1 risk-based capital ratio was 12.13% and our total risk-based capital ratio was 13.38%. Thus, we are considered “well-capitalized” for regulatory purposes.
      In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%. As of March 31, 2006, our leverage ratio was 9.31%.
      The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets.
      Cross-guarantees. Under the Federal Deposit Insurance Act, or FDIA, a depository institution (which definition includes both banks and savings associations), the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or a receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank’s cross-guarantee liability with respect to commonly controlled insured depository institutions.
      Because we are a legal entity separate and distinct from our subsidiary banks, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of any of our subsidiary banks, the claims of depositors and other general or subordinated creditors of such bank would be entitled to a priority of payment over the claims of holders of any obligation of such bank to its shareholders, including any depository institution holding company (such as Home BancShares) or any shareholder or creditor of such holding company.
Subsidiary Banks
      General. Twin City Bank is chartered as an Arkansas state bank and is a member of the Federal Reserve System, making it primarily subject to regulation and supervision by both the Federal Reserve Board and the Arkansas State Bank Department. First State Bank, Community Bank, and Bank of Mountain View are each chartered as an Arkansas state bank, and are primarily subject to regulation and supervision by both the FDIC and the Arkansas State Bank Department. Marine Bank, which is chartered as a Florida state bank, is primarily subject to regulation and supervision by both the FDIC and the Florida Office of Financial Regulation. First State Bank, Community Bank, Bank of Mountain View, and Marine Bank have applied or are in the process of applying to become members of the Federal Reserve System and will, upon obtaining membership, become primarily subject to regulation at the federal level by the Federal Reserve Board. In addition, our subsidiary banks are subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that they may charge, and limitations on the types of investments they may make and on the types of services they may offer. Various consumer laws and regulations also affect the operations of our subsidiary banks.
      Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.
      An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.
      FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In recent years, the assessment has been set at zero for well-capitalized banks in the top supervisory subgroup, but there is expected to be an assessment in 2006 for all banks. The overall level of assessments depends primarily upon claims against the deposit insurance fund. If bank failures were to increase, assessments could rise significantly. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.34 cents per $100 of deposits for the fourth quarter of 2005. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
      Legislative reforms to modernize the Federal Deposit Insurance System, including merging the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) into a new Deposit Insurance Fund, were approved by Congress as part of a $39 billion budget bill and was signed by President Bush on February 15, 2006. In addition to merging the insurance funds, the legislation will:

•	raise the deposit insurance limit on certain retirement accounts to $250,000 and index that limit for inflation;

•	require the FDIC and National Credit Union Administration boards, starting in 2010 and every succeeding five years, to consider raising the standard maximum deposit insurance; and

•	eliminate the current fixed 1.25 percent Designated Reserve Ratio and provide the FDIC with the discretion to set the DRR within a range of 1.15 to 1.50 percent for any given year.
      Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, that federal banking regulators evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our subsidiary banks. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. Each of our subsidiary banks received “satisfactory” CRA ratings from their applicable federal banking regulatory at their last examinations.
      Other Regulations. Interest and other charges collected or contracted for by our subsidiary banks are subject to state usury laws and federal laws concerning interest rates.
      Federal Laws Applicable to Credit Transactions. The loan operations of our subsidiary banks are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

      Federal Laws Applicable to Deposit Operations. The deposit operations of our subsidiary banks are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.
      Loans to Insiders. Sections 22(g) and (h) of the Federal Reserve Act and its implementing regulation, Regulation O, place restrictions on loans by a bank to executive officers, directors, and principal shareholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a bank and certain of their related interests, or insiders, and insiders of affiliates, may not exceed, together with all other outstanding loans to such person and related interests, the bank’s loans-to-one-borrower limit (generally equal to 15% of the institution’s unimpaired capital and surplus). Section 22(h) also requires that loans to insiders and to insiders of affiliates be made on terms substantially the same as offered in comparable transactions to other persons, unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the bank and (ii) does not give preference to insiders over other employees of the bank. Section 22(h) also requires prior Board of Directors approval for certain loans, and the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.
      Capital Requirements. Our subsidiary banks are also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by applicable regulators.
      The Federal Reserve Bank, with respect to our bank subsidiaries that are members of the Federal Reserve System, or the FDIC, with respect to our bank subsidiaries that are not members of the Federal Reserve System, monitor the capital adequacy of our subsidiary banks by using a combination of risk-based guidelines and leverage ratios. The agencies consider each of the bank’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system.
      Under the risk-based capital guidelines, a risk weight factor of 0% to 100% is assigned to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a “risk-weighted” asset base. At least half of the risk-based capital must consist of core (Tier 1) capital, which is comprised of:

•	common shareholders’ equity (includes common stock and any related surplus, undivided profits, disclosed capital reserves that represent a segregation of undivided profits, and foreign currency translation adjustments; less net unrealized losses on marketable equity securities);

•	certain noncumulative perpetual preferred stock and related surplus; and

•	minority interests in the equity capital accounts of consolidated subsidiaries, and excludes goodwill and various intangible assets.
      The remainder, supplementary (Tier 2) capital, may consist of:

•	allowance for loan losses, up to a maximum of 1.25% of risk-weighted assets;

•	certain perpetual preferred stock and related surplus;

•	hybrid capital instruments;

•	perpetual debt;

•	mandatory convertible debt securities;

•	term subordinated debt;

•	intermediate-term preferred stock; and

•	certain unrealized holding gains on equity securities.
“Total risk-based capital” is determined by combining core capital and supplementary capital.
      Under the regulatory capital guidelines, our subsidiary banks must maintain a total risk-based capital to risk-weighted assets ratio of at least 8.0%, a Tier 1 capital to risk-weighted assets ratio of at least 4.0%, and a Tier 1 capital to adjusted total assets ratio of at least 4.0% (3.0% for banks receiving the highest examination rating) to be considered adequately capitalized. See discussion in the section below entitled “The FDIC Improvement Act.”
      FIRREA. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, includes various provisions that affect or may affect our subsidiary banks. Among other matters, FIRREA generally permits bank holding companies to acquire healthy thrifts as well as failed or failing thrifts. FIRREA removed certain cross-marketing prohibitions previously applicable to thrift and bank subsidiaries of a common holding company. Furthermore, a multi-bank holding company may now be required to indemnify the federal deposit insurance fund against losses it incurs with respect to such company’s affiliated banks, which in effect makes a bank holding company’s equity investments in healthy bank subsidiaries available to the FDIC to assist such company’s failing or failed bank subsidiaries.
      In addition, pursuant to FIRREA, any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator, or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the Board of Directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During such 30-day period, the applicable federal banking regulatory agency may disapprove of the addition of employment of such director or officer. Our subsidiary banks are not subject to any such requirements.
      FIRREA also expanded and increased civil and criminal penalties available for use by the appropriate regulatory agency against certain “institution-affiliated parties” primarily including (i) management, employees and agents of a financial institution, as well as (ii) independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. Such practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. Furthermore, FIRREA authorizes the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the ordering agency to be appropriate.
      The FDIC Improvement Act. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.
      FDICIA requires every bank with total assets in excess of $500 million to have an annual independent audit made of the bank’s financial statements by a certified public accountant to verify that the financial statements of the bank are presented in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC.

      FDICIA also places certain restrictions on activities of banks depending on their level of capital. FDICIA divides banks into five different categories, depending on their level of capital. Under regulations adopted by the FDIC, a bank is deemed to be “well-capitalized” if it has a total Risk-Based Capital Ratio of 10.00% or more, a Tier 1 Capital Ratio of 6.00% or more and a Leverage Ratio of 5.00% or more, and the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under such regulations, a bank is deemed to be “adequately capitalized” if it has a total Risk-Based Capital Ratio of 8.00% or more, a Tier 1 Capital Ratio of 4.00% or more and a Leverage Ratio of 4.00% or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a Leverage Ratio of 3.00% or more). Under such regulations, a bank is deemed to be “undercapitalized” if it has a total Risk-Based Capital Ratio of less than 8.00%, a Tier 1 Capital Ratio of less than 4.00% or a Leverage Ratio of less than 4.00%. Under such regulations, a bank is deemed to be “significantly undercapitalized” if it has a Risk-Based Capital Ratio of less than 6.00%, a Tier 1 Capital Ratio of less than 3.00% and a Leverage Ratio of less than 3.00%. Under such regulations, a bank is deemed to be “critically undercapitalized” if it has a Leverage Ratio of less than or equal to 2.00%. In addition, the FDIC has the ability to downgrade a bank’s classification (but not to “critically undercapitalized”) based on other considerations even if the bank meets the capital guidelines. According to these guidelines, each of our subsidiary banks were classified as “well-capitalized” as of March 31, 2006.
      In addition, if a bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the federal banking regulators. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the federal banking regulators of a capital restoration plan for the bank.
      Furthermore, if a bank is classified as undercapitalized, the federal banking regulators may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the federal banking regulators would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring: sales of new securities to bolster capital, improvements in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the federal banking regulators determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.
      The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the federal banking regulators are required to conduct a full-scope, on-site examination of every bank at least once every 12 months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100 million, (ii) are categorized as “well-capitalized,” (iii) were found to be well managed and its composite rating was outstanding and (iv) has not been subject to a change in control during the last 12 months, need only be examined once every 18 months.
      Brokered Deposits. Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. “Well-capitalized” banks are permitted to accept brokered deposits, but all banks that are not well-capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. As of March 31, 2006, we had an insignificant amount of brokered deposits. As previously mentioned, each of our subsidiary banks is currently well-capitalized and therefore is not subject to any limitations with respect to their brokered deposits.
      Federal Limitations on Activities and Investments. The equity investments and activities as a principal of FDIC-insured state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank.
      Check Clearing for the 21st Century Act. On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. The new law, which is not effective until October 28, 2004, gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

•	allowing check truncation without making it mandatory;

•	demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

•	legalizing substitutions for and replacements of paper checks without agreement from consumers;

•	retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

•	requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

•	requiring recrediting of funds to an individual’s account on the next business day after a consumer proves that the financial institution has erred.
      This new legislation will likely affect bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the new opportunities presented by Check 21.
      Interstate Branching. Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended the FDIA and certain other statutes to permit state and national banks with different home states to merge across state lines, with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act amendments, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.
      Federal Home Loan Bank System. The Federal Home Loan Bank system, of which each of our subsidiary banks is a member, consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board, or FHFB. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. They make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the Boards of directors of each regional FHLB.
      As a system member, our subsidiary banks are entitled to borrow from the FHLB of their respective region and is required to own a certain amount of capital stock in the FHLB. Each of our subsidiary banks is in compliance with the stock ownership rules described above with respect to such advances, commitments and letters of credit and home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to our subsidiary banks are secured by a portion of the their respective mortgage loan portfolio, certain other investments and the capital stock of the FHLB held by such bank.
      Mortgage Banking Operations. Each of our subsidiary banks is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. Our subsidiary banks are also subject to regulation by the Arkansas State Bank Department or the Florida Department of Financial Regulation, as applicable, with respect to, among other things, the establishment of maximum origination fees on certain types of mortgage loan products.
Payment of Dividends
      We are a legal entity separate and distinct from our subsidiary banks and other affiliated entities. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that our subsidiary banks pay to us as their sole shareholder. Statutory and regulatory limitations apply to the dividends that our subsidiary banks can pay to us, as well as to the dividends we can pay to our shareholders.
      The policy of the Federal Reserve Board that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve Board that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Arkansas law. See “Description of Capital Stock — Common Stock — Dividend Rights.”
      There are certain state-law limitations on the payment of dividends by our bank subsidiaries. First State Bank, Community Bank, Twin City Bank and Bank of Mountain View, which are subject to Arkansas banking laws, may not declare or pay a dividend of 75% or more of the net profits of such bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year without the prior approval of the Arkansas State Bank Commissioner. Marine Bank, which is subject to Florida banking laws, may not declare or pay a dividend in excess of 100% of current year earnings and 100% of retained earnings for the prior two years. All of our bank subsidiaries that are members of the Federal Reserve System must also comply with the dividend restrictions with which a national bank would be required to comply. Among other things, these restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid. Although we have regularly paid dividends on our common stock beginning with the second quarter of 2003, there can be no assurances that we will be able to pay dividends in the future under the applicable regulatory limitations.
      The payment of dividends by us, or by our subsidiary banks, may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would result in the depository institution being undercapitalized.
Restrictions on Transactions with Affiliates
      We and our subsidiary banks are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

      The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Our subsidiary banks must also comply with other provisions designed to avoid the taking of low-quality assets. We and our subsidiary banks are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.
      Our subsidiary banks are also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.
Privacy
      Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and all of our subsidiaries have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.
Consumer Credit Reporting
      On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the “FCRA Amendments”) became effective in 2004. The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•	for entities that furnish information to consumer reporting agencies (which would include our subsidiary banks), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.
      The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the “opt-out”), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of Home BancShares is currently sharing consumer information with any other affiliate of Home BancShares for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation
      Our subsidiary banks are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the “USA PATRIOT Act”), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering and terrorism financing. Our subsidiary banks have established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise have implemented policies and procedures intended to comply with the foregoing rules.
Proposed Legislation and Regulatory Action
      New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.
Effect of Governmental Monetary Polices
      Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.
DESCRIPTION OF CAPITAL STOCK
      The following information concerning our capital stock summarizes certain provisions of our Articles of Incorporation and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Articles of Incorporation, the Bylaws and the Arkansas Business Corporation Act.
Common Stock
      General. Our Articles of Incorporation authorize our board of directors to issue a maximum of 25,000,000 shares of common stock, $0.01 par value. As of March 31, 2006, a total of 12,129,355 shares of common stock were issued and outstanding. In addition, as of March 31, 2006, approximately 968,244 shares of common stock were subject to outstanding common stock options, 151,036 shares of common stock were reserved for future issuance under our 2006 Stock Option and Performance Incentive Plan, 2,159,921 shares of common stock were issuable upon conversion of our Class A preferred stock and Class B preferred stock, and 80,720 shares of common stock were issuable upon the exercise and conversion of preferred stock options.
      Voting Rights. The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of a plurality of the shares of our common stock voting in the election of directors present at the meeting for that purpose may elect all of the directors then standing for election. Directors may not be removed except for cause.
      Dividend Rights. Subject to the requirement to pay dividends on all preferred shares then outstanding before paying any dividends on common stock, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available. The payment of dividends is further subject to certain regulatory restrictions which prohibit us from paying any dividends except from retained earnings. We are also restricted from paying dividends on our common stock if we have deferred payments of interest, or if a default has occurred, on our subordinated debentures. See “Supervision and Regulation — Payment of Dividends.” As of March 31, 2006, we had retained earnings of approximately $30.4 million.
      No Preemptive Rights. No holder of our common stock has a right pursuant to the Arkansas Business Corporation Act or our Articles of Incorporation or Bylaws to purchase shares of common stock in a subsequent offering. Thus, in the discretion of our board of directors, additional shares may be issued without affording existing shareholders any right to purchase such shares. If such shares are issued to third parties, the voting rights and/or book value per share of existing shareholders could be diluted.
      Assessment and Redemption. The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. The board of directors is authorized to repurchase or redeem shares of our common stock from earned surplus or capital surplus other than revaluation surplus. This authorization does not permit the board of directors to redeem common stock without the consent of its holder unless the common stock was issued with a right of repurchase or redemption reserved to us.
      Liquidation Rights. In the event of liquidation, dissolution or winding up of Home BancShares, whether voluntarily or involuntarily, the holders of our common stock will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities and payment to the holders of our preferred stock of the liquidation value of their stock, plus any declared and unpaid dividends.
      Modification of Rights. Rights of the holders of our common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of our assets and liquidation or dissolution of Home BancShares.
Preferred Stock
      General. Our Articles of Incorporation currently authorize the board of directors to issue up to 5,500,000 shares of preferred stock with a par value of $0.01 per share. As of March 31, 2006, 2,500,000 shares of Class A preferred stock were authorized and 2,090,812 shares were issued and outstanding, 3,000,000 shares of Class B preferred stock were authorized and 169,760 shares were issued and outstanding, and options for 11,703 shares of Class A preferred stock and 23,827 shares of Class B preferred stock were outstanding.
      Class A Preferred Stock. The Class A preferred stock is non-voting, non-cumulative, callable and redeemable, convertible preferred stock with a par value of $0.01 per share, and a value for issuance, conversion to our common stock, liquidation, and other purposes of $10.00 per share. The Class A preferred stock yields an annual non-cumulative dividend of $0.25, to be paid quarterly, if and when authorized and declared by our board of directors. Any such dividend must be paid first to the holders of Class A preferred stock before dividends are paid on any other class of our stock (including the Class B preferred stock). Upon a liquidation, dissolution, or winding up of the affairs of Home BancShares, the holders of Class A preferred stock will receive any declared and unpaid dividend then due (in priority over any other class of our stock, including the Class B preferred stock), and will receive $10.00 per share in parity with the Class B preferred stock.
      Each share of the Class A preferred stock may be converted at the holder’s option into 0.789474 shares of our common stock upon the earlier of June 6, 2006, or 180 days after the date of this offering. Fractional shares are to be converted for cash at the rate of $12.67 times the fraction of shares held.
      We may, at our option, redeem all of the Class A preferred stock for 0.789474 shares of our common stock (with fractional shares to be redeemed for cash at the rate of $12.67 times the fraction of shares held) at any time after June 6, 2006, or, if earlier, the completion of this offering if (a) the last reported trade is at least $12.67 per share for 20 consecutive trading days or (b) the trades are quoted on a “bid and ask” price basis and the mean between the bid and ask price is at least $12.67 per share for 20 consecutive trading days.

      If prior to conversion or redemption of Class A preferred stock the number of outstanding shares of our common stock are increased or decreased or are changed into a different number of shares or a different class due to a merger, reclassification, stock split, or similar transaction, or if a stock dividend share is paid, appropriate proportionate adjustments will be made to the ratio by which shares of common stock is to be issued for the conversion or redemption of Class A preferred stock.
      Class B Preferred Stock. Our shares of Class B preferred stock are non-voting, non-cumulative, callable and redeemable, convertible preferred stock with a par value of $0.01 per share, and a value for issuance, conversion to our common stock, liquidation, and other purposes of $38.00 per share.
      The Class B preferred stock yields an annual non-cumulative dividend of $0.57 per share, to be paid quarterly, if and when authorized and declared by our board of directors, and has priority in the payment of dividends over our common stock and any class of capital stock created after March 9, 2005, provided that dividends have first been paid on the Class A preferred stock.
      In the event of our dissolution, liquidation or winding up, the Class B preferred stock will have priority over our common stock, and over any class of capital stock created after March 9, 2005. Provided that all declared and unpaid dividends are first paid to the holders of the Class A preferred stock, the Class B preferred stock is entitled to receive payment for all declared and unpaid dividends on the Class B preferred stock, and $12.67 per share in parity with the payment of $10.00 per share to holders of Class A preferred stock.
      The Class B preferred stock is redeemable by us at any time on the basis of three shares of our common stock for each share of Class B preferred stock. Holders of the Class B preferred stock may convert their shares of Class B preferred stock into shares of our common stock (one share of common stock for each share of Class B preferred stock), upon the occurrence of the earlier of July 6, 2006, or 210 days after the date of this offering.
      If a conversion or redemption occurs prior to the end of a quarter in which our board of directors declares a dividend, and subject to the priority in payment of dividends to the Class A preferred stock, a holder of Class B preferred stock is entitled to receive an amount of such dividend, prorated for the number of days in the quarter prior to the date of the notice of conversion or redemption.
      If prior to a conversion or redemption of the Class B preferred stock, our outstanding common stock is changed in number of shares or in class by reason of a merger, reclassification, stock split, or similar transaction, or if a stock dividend is paid, an appropriate and proportionate adjustment will be made to the ratio by which a share of our common stock is to be issued in exchange for a share of Class B preferred stock. If we are merged in a cash transaction and we are not the surviving corporation, the holders of Class B preferred stock will have the right to convert their shares of Class B preferred stock for shares of our common stock immediately prior to the conversion on a three-for-one ratio. If at the time of such conversion, however, the Class A preferred stock has not been converted into our common stock, dividends on the shares of our common stock held by former holders of Class B preferred stock may not be paid until dividends are paid on the Class A preferred stock.
Subordinated Debentures; Trust Preferred Securities
      We have raised additional capital through the issuance of floating rate junior subordinated debentures in connection with trust preferred securities issuances by various statutory trust subsidiaries. The interest payments on the trust preferred securities and related junior subordinated debentures are currently expected to be funded by dividends paid to us by our subsidiary banks. Our principal and interest payments on the junior subordinated debentures are in a superior position to the liquidation rights of holders of our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Subordinated Debentures” for additional information.

Director and Officer Indemnification
      Our Articles of Incorporation and Bylaws authorize us to indemnify its directors, officers, employees and agents to the full extent permitted by law. Section 4-27-850 of the Arkansas Business Corporation Act of 1987 contains detailed and comprehensive provisions providing for indemnification of directors and officers of Arkansas corporations against expenses, judgments, fines and settlements in connection with litigation. Under Arkansas law, other than an action brought by or in the right of Home BancShares, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Home BancShares and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of Home BancShares, such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Home BancShares and except that no indemnification shall be made in respect of any claim, issues or matters as to which such person has been adjudged to be liable to us unless and only to the extent that a court having jurisdiction in the matter determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
      To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.
      Our Articles of Incorporation provide that no director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Arkansas Business Corporation Act. Our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Arkansas law.
Transfer Agent and Registrar
      Computershare, 2 LaSalle Street, Third Floor, Chicago, Illinois 60602, telephone: (312)588-4990, is our transfer agent and registrar.
Listing
      We have applied to have our common stock listed on The Nasdaq National Market under the symbol “HOMB.”
SHARES ELIGIBLE FOR FUTURE SALE
      If our shareholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following the offering, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
      Upon completion of this offering, we will have outstanding an aggregate of 14,629,355 shares of our common stock (plus any shares issued upon exercise of the underwriters’ over-allotment option) and 1,048,964 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in the offering (plus any shares issued upon exercise of the underwriter’s over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates,” (as that term is defined in Rule 144 under the Securities Act), which generally include officers, directors or 10% shareholders, which shares will be subject to the resale limitations of Rule 144 and to a 180-day lock-up period. Shares of common stock issued upon the exercise of stock options and shares held by “affiliates” may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. The remaining outstanding shares of common stock are freely tradable without restriction or further registration under the Securities Act as those shares were issued in intrastate offerings which were completed more than nine months before this offering.
      Taking into account the lock-up agreements described below, and assuming Stephens Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, only the 2,500,000 shares of common stock sold in this offering and the approximately 6.0 million shares of common stock not subject to lock-up agreements and eligible for resale under Rule 144(k) will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately 6.7 million shares of common stock beneficially owned by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below, and Rule 701.

Lock-Up Agreements
      We, our directors, officers and certain of our existing shareholders (including the blind trusts established for the benefit of Robert H. Adcock) beneficially owning approximately 53.3% of our outstanding common stock immediately prior to the offering have entered into lock-up agreements generally providing, subject to limited exceptions, that they will not, without the prior written consent of Stephens Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of common stock of Home Bancshares, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of Home Bancshares, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

•	engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock of Home Bancshares, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of common stock of Home Bancshares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.
      The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.
      As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Stephens Inc. on behalf of the underwriters.
Rule 144
      In general, under Rule 144, as currently in effect, and beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year or any affiliate is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the total number of our then outstanding shares of common stock (approximately 146,000 shares immediately after this offering), as shown by our most recent published report or statement at that time; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.
      Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
      The Securities and Exchange Commission has approved that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.
Stock Options
      As of March 31, 2006, options to purchase a total of 968,244 shares of common stock were outstanding, of which 481,224 were vested, and preferred options were outstanding that, upon exercise and conversion, would result in the issuance of an additional 80,720 shares of common stock. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our 2006 Stock Option and Performance Incentive Plan. Accordingly, shares of common stock underlying these options will be freely tradable and eligible for sale in the public markets, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement among us, our bank subsidiaries and Stephens Inc., Piper Jaffray & Co., and Sandler O’Neill & Partners, L.P., as representatives (the “Representatives”), on behalf of the underwriters, the underwriters named below have severally agreed to purchase from us, and we have agreed to sell to the underwriters, severally, the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Number of Shares

Stephens Inc.
Piper Jaffray & Co.
Sandler O’Neill & Partners, L.P.

Total

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers’ certificates, legal opinions and comfort letters.
      The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (who may include the underwriters) at that price less a concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $           per share to certain brokers and dealers. After the initial public offering, the offering price and other selling terms may be changed from time to time by the Representatives of the underwriters. The underwriters expect to deliver the shares of common stock on or about                     , 2006.
      We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to  additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above.
      The following table shows the per share and total underwriting discounts to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Without	With
	Over-	Over-
	Allotment	Allotment

Per share
Total
      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $798,000.
      Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “HOMB.” The initial public offering price for the common stock has been determined by negotiations between the Representatives of the underwriters and us. The principal factors that will be considered in determining the initial public offering price included the following:

•	prevailing market and general economic conditions;

•	the market capitalizations, trading histories and stages of development of other publicly traded companies that the underwriters believe to be comparable to us;

•	our results of operations in recent periods;

•	our current financial position;

•	estimates of our business potential and prospects;

•	an assessment of our management;

•	the present state of our development; and

•	the availability for sale in the market of a significant number of shares of our common stock.
      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

•	the underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the common stock by bidding; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.
      The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      We and our bank subsidiaries have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.
      Certain of the underwriters have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their business, and may have received, and may continue to receive, compensation for such services.
LEGAL MATTERS
      Certain legal matters in connection with this offering will be passed upon for us by Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., 425 Capitol Avenue, Suite 1800, Little Rock, Arkansas 72201. As of December 31, 2005, the partners and associates of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. beneficially owned approximately 3,876 shares of our outstanding common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jenkens & Gilchrist, P.C., 401 Congress Avenue, Suite 2500, Austin, Texas 78701.

EXPERTS
      The consolidated financial statements of Home BancShares as of and for the year ended December 31, 2005, appearing in this prospectus and registration statement have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Home BancShares at December 31, 2004, and for each of the two years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of TCBancorp, Inc. at December 31, 2004, and 2003, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Marine Bancorp, Inc. at December 31, 2004, and 2003, and for the years then ended, appearing in this prospectus and registration statement have been audited by Hacker, Johnson & Smith, P.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Mountain View Bancshares, Inc. as of and for the year ended December 31, 2004, appearing in this prospectus and registration statement have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
      Our consolidated financial statements as of and for the fiscal years ended December 31, 2003, and 2004, were audited by Ernst & Young LLP, an independent registered public accounting firm. On October 21, 2005, following the closing of the Ernst & Young LLP Little Rock, Arkansas office, we dismissed Ernst & Young LLP and appointed BKD, LLP to audit our financial statements for the year ended December 31, 2005. Our board of directors and audit committee approved the dismissal of Ernst & Young LLP and appointment of BKD, LLP as our independent registered public accounting firm.
      The reports of Ernst & Young LLP on our financial statements as of and for the years ended December 31, 2003, and 2004, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2003, and 2004, and through October 21, 2005, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference thereto in their report on the financial statements for such years. During the years ended December 31, 2003, and 2004, and through October 21, 2005, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).
      On October 21, 2005, we engaged BKD, LLP as our new independent auditor. Our Audit Committee and board of directors approved this action. During the years ended December 31, 2003, and 2004, respectively, and through October 21, 2005, neither we nor any person on our behalf has consulted with BKD, LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and we were not provided with a written report or oral advice by BKD, LLP that was an important factor that we considered in reaching a decision as to an accounting, auditing or financial reporting issue. We have delivered a copy of this disclosure to BKD, LLP, and BKD, LLP has not indicated that it disagrees with any of the statements made in this section.
      We delivered a copy of this disclosure to Ernst & Young LLP on March 10, 2006, and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding Ernst & Young LLP. Attached as Exhibit 16.1 to the registration statement of which this prospectus forms a part, is a copy of the letter of Ernst & Young LLP to the SEC dated March 13, 2006, stating that it agrees with the statements made in this section.
WHERE YOU CAN FIND MORE INFORMATION
      You can review our electronically filed registration statement and exhibits on the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 942-8090 for further information on the Public Reference Room.
      We expect to become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, on or about June 6, 2006, upon the effectiveness of our Form 10 registration statement, and after that date will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our shareholders written annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

Report of Independent Registered Public Accounting Firm
Audit Committee, Board of Directors and Stockholders
Home BancShares, Inc.
Conway, Arkansas
      We have audited the accompanying consolidated balance sheet of Home BancShares, Inc. as of December 31, 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home BancShares, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, llp
Little Rock, Arkansas
February 20, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and
Stockholders of Home BancShares, Inc.
      We have audited the accompanying consolidated balance sheet of Home BancShares, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home BancShares, Inc. and subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Little Rock, Arkansas
March 11, 2005

Home BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31

	2005	2004

	(In thousands, except
	share data)
Assets
Cash and due from banks	$39,248	$19,444
Interest-bearing deposits with other banks	5,431	369

Cash and cash equivalents	44,679	19,813
Federal funds sold	7,055	2,220
Investment securities — available for sale	530,302	190,366
Investment securities — held to maturity	—	100
Loans receivable	1,204,589	516,655
Allowance for loan losses	(24,175)	(16,345)

Loans receivable, net	1,180,414	500,310
Bank premises and equipment, net	51,762	26,066
Foreclosed assets held for sale	758	458
Cash value of life insurance	6,850	6,380
Investments in unconsolidated affiliates	9,813	20,122
Accrued interest receivable	11,158	4,215
Deferred tax asset, net	8,821	3,687
Goodwill	37,527	18,555
Core deposit and other intangibles	11,200	4,261
Other assets	11,152	8,633

Total assets	$1,911,491	$805,186

Liabilities and Stockholders’ Equity
Deposits:
Demand and non-interest-bearing	$209,974	$86,186
Savings and interest-bearing transaction accounts	512,184	196,304
Time deposits	704,950	270,388

Total deposits	1,427,108	552,878
Federal funds purchased	44,495	7,950
Securities sold under agreements to repurchase	103,718	21,259
FHLB and other borrowed funds	117,054	74,869
Accrued interest payable and other liabilities	8,504	8,163
Subordinated debentures	44,755	24,219

Total liabilities	1,745,634	689,338
Minority interest	—	9,238
Stockholders’ equity:
Preferred stock A, par value $0.01 in 2005 and 2004; 2,500,000 shares authorized in 2005 and 2004; 2,076,195 and 2,134,068 shares issued in 2005 and 2004, respectively; and 2,076,195 and 2,077,118 shares outstanding in 2005 and 2004, respectively	21	21
Preferred stock B, par value $0.01 in 2005; 3,000,000 shares authorized in 2005; 169,079 shares issued and outstanding in 2005	2	—
Common stock, par value $0.01 in 2005 and $0.10 in 2004; shares authorized 25,000,000 in 2005 and 5,000,000 in 2004: shares issued and outstanding 12,113,865 in 2005 and 7,987,485 (split adjusted) in 2004	121	266
Capital surplus	146,285	90,455
Retained earnings	27,331	17,295
Accumulated other comprehensive loss	(7,903)	(858)
Treasury stock at cost	—	(569)

Total stockholders’ equity	165,857	106,610

Total liabilities and stockholders’ equity	$1,911,491	$805,186

See accompanying notes.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

	Year Ended December 31

	2005	2004	2003

	(In thousands, except per share
	data)
Interest income:
Loans	$65,244	$29,264	$19,605
Investment securities:
Taxable	17,103	5,764	1,584
Tax-exempt	2,726	1,457	182
Deposits — other banks	101	38	8
Federal funds sold	284	158	159

Total interest income	85,458	36,681	21,538

Interest expense:
Interest on deposits	26,883	7,606	5,700
Federal funds purchased	399	159	29
FHLB and other borrowed funds	4,046	1,840	1,220
Securities sold under agreements to repurchase	2,657	407	256
Subordinated debentures	2,017	1,568	1,035

Total interest expense	36,002	11,580	8,240

Net interest income	49,456	25,101	13,298
Provision for loan losses	3,827	2,290	807

Net interest income after provision for loan losses	45,629	22,811	12,491
Non-interest income:
Service charges on deposit accounts	8,319	5,914	2,254
Other services charges and fees	2,099	959	474
Trust fees	458	158	14
Data processing fees	668	1,564	1,378
Mortgage banking income	1,651	1,188	1,220
Insurance commissions	674	631	22
Income from title services	823	1,110	81
Increase in cash value of life insurance	256	244	13
Equity in (loss) income of unconsolidated affiliates	(592)	1,560	937
Gain on sale of equity investment	465	4,410	—
Gain on sale of SBA loans	529	26	96
(Loss) gain on sale of securities, net	(539)	(249)	39
Other income	876	576	211

Total non-interest income	15,687	18,091	6,739
Non-interest expense:
Salaries and employee benefits	23,901	14,123	7,139
Occupancy and equipment	6,869	3,750	1,659
Data processing expense	1,991	1,170	893
Other operating expenses	12,174	7,088	3,379

Total non-interest expense	44,935	26,131	13,070

Income before income taxes and minority interest	16,381	14,771	6,160
Income tax expense	4,935	5,030	2,343
Minority interest in earnings of subsidiaries, net	—	582	48

Net income available to all shareholders	11,446	9,159	3,769
Less: Preferred stock dividends	(574)	(529)	—

Income available to common shareholders	$10,872	$8,630	$3,769

Basic earnings per share	$0.92	$1.08	$0.66

Diluted earnings per share	$0.82	$0.94	$0.63

See accompanying notes.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity

						Accumulated
						Other
						Comprehensive
	Preferred	Preferred	Common	Capital	Retained	Income	Treasury
	Stock A	Stock B	Stock	Surplus	Earnings	(Loss)	Stock	Total

	(In thousands, except share data (1))
Balances at January 1, 2003	$—	$—	$1,864	$39,189	$5,329	$371	$—	$46,753
Comprehensive income (loss):
Net income	—	—	—	—	3,769	—	—	3,769
Other comprehensive income (loss):
Unrealized loss on investment securities available for sale, net of $51 tax effect	—	—	—	—	—	(99)	—	(99)
Reclassification adjustment for gains included in income, net of $32 tax effect	—	—	—	—	—	(61)	—	(61)
Unconsolidated affiliates unrealized loss on investment securities available for sale, net of taxes recorded by unconsolidated affiliate	—	—	—	—	—	(442)	—	(442)

Comprehensive income								3,167
Sale of stock offerings, net of issuance costs of $37 — 2,374,143 shares	—	—	79	27,619	—	—	—	27,698
Issuance of stock — employee stock bonus plan — 17,646 shares	—	—	1	205	—	—	—	206
Issuance of 2,123,453 shares pursuant to acquisition of CFG, Inc.	21	—	—	21,705	—	—	—	21,726
Issuance of 8,197 shares of convertible preferred stock at $0.17 per share	—	—	—	1	—	—	—	1
Purchase of 2,013 shares of convertible preferred stock at $10.00 per share	—	—	—	—	—	—	(20)	(20)
Reclassification for change in par value from $1.00 to $0.10 per share	—	—	(1,678)	1,678	—	—	—	—
Issuance of 4,500 shares of common stock from exercise of stock options	—	—	—	34	—	—	—	34
Cash dividends, $0.01 per share	—	—	—	—	(93)	—	—	(93)

Balances at December 31, 2003	21	—	266	90,431	9,005	(231)	(20)	99,472
Comprehensive income (loss):
Net income	—	—	—	—	9,159	—	—	9,159

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity — (Continued)

						Accumulated
						Other
						Comprehensive
	Preferred	Preferred	Common	Capital	Retained	Income	Treasury
	Stock A	Stock B	Stock	Surplus	Earnings	(Loss)	Stock	Total

	(In thousands, except share data (1))
Other comprehensive income (loss):
Unrealized loss on investment securities available for sale, net of $109 tax effect	—	—	—	—	—	(153)	—	(153)
Reclassification adjustment for gains included in income, net of $27 tax effect	—	—	—	—	—	(40)	—	(40)
Unconsolidated affiliates unrealized loss on investment securities available for sale, net of taxes recorded by unconsolidated affiliate	—	—	—	—	—	(434)	—	(434)

Comprehensive income								8,532
Issuance of 2,418 shares of convertible preferred stock at $10 per share	—	—	—	24	—	—	—	24
Purchase of 54,937 shares of convertible preferred stock at $10 per share	—	—	—	—	—	—	(549)	(549)
Cash dividends — Preferred Stock, $0.250 per share			—	—	(529)	—	—	(529)
Cash dividends — Common Stock, $0.043 per share	—	—	—	—	(340)	—	—	(340)

Balances at December 31, 2004	21	—	266	90,455	17,295	(858)	(569)	106,610
Comprehensive income (loss):
Net income	—	—	—	—	11,446	—	—	11,446
Other comprehensive income (loss):
Unrealized loss on investment securities available for sale, net of $5,363 tax effect	—	—	—	—	—	(7,566)	—	(7,566)
Reclassification adjustment for gains included in income, net of $382 tax effect	—	—	—	—	—	539	—	539
Unconsolidated affiliates unrealized loss on investment securities available for sale, net of taxes recorded by unconsolidated affiliate	—	—	—	—	—	(18)	—	(18)

Comprehensive income								4,401
Three for one stock split	—	—	78	(78)	—	—	—	—
Reclassification for change in par value from $0.10 to $0.01 per share	—	—	(352)	352	—	—	—	—
Net issuance of 40,041 shares of common stock from exercise of stock options	—	—	1	456	—	—	—	457
Issuance of 15,366 shares of preferred stock A from exercise of stock options	—	—	—	2	—	—	—	2
Issuance of 7,040 shares of preferred stock B from exercise of stock options	—	—	—	130	—	—	—	130

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity — (Continued)

						Accumulated
						Other
						Comprehensive
	Preferred	Preferred	Common	Capital	Retained	Income	Treasury
	Stock A	Stock B	Stock	Surplus	Earnings	(Loss)	Stock	Total

	(In thousands, except share data (1))
Purchase of 16,289 shares of preferred stock A	—	—	—	(163)	—	—	—	(163)
Issuance of 3,750,813 common shares pursuant to acquisition of TCBC	—	—	125	45,186	—	—	—	45,311
Issuance of 162,039 Preferred B shares pursuant to acquisition of MBI	—	2	—	6,267	—	—	—	6,269
Issuance of 335,526 common shares pursuant to acquisition of MVBI	—	—	3	4,247	—	—	—	4,250
Retirement of treasury stock	—	—	—	(569)	—	—	569	—
Cash dividends — Preferred Stock A, $0.25 per share	—	—	—	—	(520)	—	—	(520)
Cash dividends — Preferred Stock B, $0.33 per share	—	—	—	—	(54)	—	—	(54)
Cash dividends — Common Stock, $0.07 per share	—	—	—	—	(836)	—	—	(836)

Balances at December 31, 2005	$21	$2	$121	$146,285	$27,331	$(7,903)	$—	$165,857

(1)	All share and per share amounts have been restated to reflect the effect of the 2005 three for one stock split.
See accompanying notes.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31

	2005	2004	2003

	(In thousands)
Operating Activities
Net income	$11,446	$9,159	$3,769
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,624	2,323	964
Amortization/ Accretion	2,582	1,715	91
Gain on sale of assets	(605)	(86)	(98)
Gain on sale of equity investment	(465)	(4,410)	—
Minority interest	—	582	48
Stock bonus compensation	—	—	206
Provision for loan losses	3,827	2,290	807
Deferred income tax (benefit) expense	(128)	(1,562)	250
Equity in loss (income) of unconsolidated affiliates	592	(1,560)	(937)
Increase in cash value of life insurance	(254)	(244)	(13)
Originations of mortgage loans held for sale	(89,638)	(50,431)	(106,947)
Proceeds from sales of mortgage loans held for sale	88,939	50,473	107,305
Changes in assets and liabilities:
Accrued interest receivable	(741)	222	241
Other assets	4,788	3,562	(5,044)
Accrued interest payable and other liabilities	(3,549)	(18,973)	18,501

Net cash provided by (used in) operating activities	20,418	(6,940)	19,143

Investing Activities
Net increase (decrease) in federal funds sold	3,556	39,660	(40,055)
Net increase in loans	(152,155)	(28,720)	(16,557)
Purchases of investment securities available for sale	(157,440)	(84,299)	(121,709)
Proceeds from maturities of investment securities available for sale	201,472	51,209	95,442
Proceeds from sales of investment securities available for sale	58,945	2,936	12,957
Proceeds from maturities of investment securities held to maturity	100	—	185
Proceeds from sale of loans	6,042	4,238	1,435
Proceeds from foreclosed assets held for sale	1,077	2,436	—
Proceeds from sale of fixed assets	—	694	107
Proceeds from sale of investment in RBI	—	13,546	—
Purchases of premises and equipment, net	(5,973)	(7,846)	(2,287)
Paid on sale of branch, net of cash paid	—	(9,333)	(1,646)
Purchase of bank owned life insurance	—	(4,800)	—
Acquisition of financial institutions, net funds disbursed	(31,349)	—	—
Investments in unconsolidated affiliates	(9,091)	(180)	(8,592)

Net cash used in investing activities	(84,816)	(20,459)	(80,720)

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31

	2005	2004	2003

	(In thousands)
Financing Activities
Net increase (decrease) in deposits	15,332	(2,257)	12,551
Net increase (decrease) in securities sold under agreements to repurchase	36,705	(2,187)	11,240
Net increase (decrease) in federal funds purchased	36,545	(1,285)	2,155
Net increase (decrease) in FHLB and other borrowed funds	(27,333)	36,346	(4,745)
Net borrowing of line of credit	14,000	—	—
Net proceeds from common stock issuance	—	—	27,700
Net proceeds from preferred stock issuance	—	24	—
Proceeds from issuance of subordinated debentures	15,000	—	20,090
Proceeds from exercise of stock options	588	—	34
Repurchase of stock	(163)	(549)	(20)
Dividends paid	(1,410)	(869)	(93)

Net cash provided by financing activities	89,264	29,223	68,912

Net change in cash and due from banks	24,866	1,824	7,335
Cash and cash equivalents — beginning of year	19,813	17,989	10,654

Cash and cash equivalents — end of year	$44,679	$19,813	$17,989

See accompanying notes.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Nature of Operations
      Home BancShares, Inc. (the Company or HBI) is a financial holding company headquartered in Conway, Arkansas. The Company is primarily engaged in providing a full range of banking services to individual and corporate customers through its subsidiaries and their branch banks in Arkansas and the Florida Keys. The Company is subject to competition from other financial institutions. The Company also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Operating Segments
      The Company is organized on a subsidiary bank-by-bank basis upon which management makes decisions regarding how to allocate resources and assess performance. Each of the subsidiary banks provides a group of similar community banking services, including such products and services as loans, time deposits, checking and savings accounts. The individual bank segments have similar operating and economic characteristics and have been reported as one aggregated operating segment.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed assets. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets, management obtains independent appraisals for significant properties.

Principles of Consolidation
      The consolidated financial statements include the accounts of HBI and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications
      Various items within the accompanying financial statements for previous years have been reclassified to provide more comparative information. These reclassifications had no effect on net earnings or stockholders’ equity.

Cash and Due from Banks
      Cash and due from banks consists of cash on hand and demand deposits with banks. For purposes of the statement of cash flows, the Company considers due from banks as cash equivalents.

Investment Securities
      Interest on investment securities is recorded as income as earned. Gains or losses on the sale of securities are determined using the specific identification method.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Management determines the classification of securities as available for sale, held to maturity, or trading at the time of purchase based on the intent and objective of the investment and the ability to hold to maturity. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities. The Company has no trading securities.
      Securities available for sale are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders’ equity and other comprehensive income (loss). Securities that are held as available for sale are used as a part of HBI’s asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available for sale.
      Securities held to maturity are reported at amortized historical cost. Securities that management has the intent and ability to hold until maturity or on a long-term basis are classified as held to maturity.

Loans Receivable and Allowance for Loan Losses
      Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yield on the related loans.
      The allowance for loan losses is established through a provision for loan losses charged against income. The allowance represents an amount that, in management’s judgment, will be adequate to absorb probable credit losses on existing loans that may become uncollectible and probable credit losses inherent in the remainder of the loan portfolio. The amounts of provisions to the allowance for loan losses are based on management’s analysis and evaluation of the loan portfolio for identification of problem credits, internal and external factors that may affect collectibility, relevant credit exposure, particular risks inherent in difference kinds of lending, current collateral values and other relevant factors.
      Loans considered impaired, under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All non-accrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When accrual of interest is discontinued, all unpaid accrued interest is reversed.
      Loans are placed on non-accrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for loan losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, but payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
principal and interest payments are less than 90 days past due, the customer has made required payments for at least three months, and the Company reasonably expects to collect all principal and interest.

Foreclosed Assets Held for Sale
      Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at the lower of carrying amount or fair value at the date of foreclosure, establishing a new cost basis.
      Valuations are periodically performed by management, and the real estate is carried at the lower of book value or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expenses.

Bank Premises and Equipment
      Bank premises and equipment are carried at cost or fair market value at the date of acquisition less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements whichever is shorter. The assets’ estimated useful lives for book purposes are as follows:

Bank premises	15-40 years
Furniture, fixtures, and equipment	3-15 years

Investments in Unconsolidated Affiliates
      The Company has a 20.0% investment in White River Bancshares, Inc. (WRBI), which at December 31, 2005 totaled $8.5 million. The investment in WRBI is accounted for on the equity method. The Company’s share of WRBI operating loss included in non-interest income in 2005 totaled $592,000. The Company’s share of WRBI unrealized loss on investment securities available for sale at December 31, 2005 amounted to $18,000. See the “Acquisitions” footnote related to the Company’s acquisition of WRBI during 2005.
      The Company had a 32.2% investment in TCBancorp, Inc. (TCB), which at December 31, 2004 totaled $19.4 million. The investment in TCBC was accounted for on the equity method. The Company’s share of earnings of TCB is included in non-interest income, and in 2004 and 2003 totaled $815,000 and $102,000, respectively. The Company’s share of TCB’s unrealized loss on investment securities available for sale at December 31, 2004 and 2003 amounted to $737,000 and $341,000, respectively. See the “Acquisitions” footnote related to the Company’s acquisition of the remaining 67.8% of TCB common stock on January 1, 2005.
      The Company had a 50.0% investment in FirsTrust Financial Services, Inc. (FirsTrust), which at December 31, 2004 totaled $2,000. The investment in FirsTrust was accounted for on the equity method. The Company’s share of FirsTrust operating loss is included in non-interest income, and in 2004 and 2003 totaled $186,000 and $149,000, respectively. See the “Acquisitions” footnote related to the Company’s acquisition of the remaining 50.0% of FirsTrust common stock on January 1, 2005.
      On September 3, 2004, the Company sold its 21.68% investment in Russellville BancShares, Inc. (RBI), resulting in a gain of $4,410,000. At the date of the sale, the Company’s investment in RBI was $9,175,000. The Company’s share in earnings of RBI included in non-interest income for 2004 (through the sale date) and 2003, totaled $931,000 and $984,000, respectively.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Company has invested funds representing 100% ownership in four statutory trusts which issue trust preferred securities. The Company’s investment in these trusts was $1.3 million and $712,000 at December 31, 2005 and 2004. Under generally accepted accounting principles, these trusts are not consolidated.
      The summarized financial information below represents an aggregation of the Company’s unconsolidated affiliates as of December 31, 2005 and 2004, and for the years then ended:

	2005	2004	2003

	(In thousands)
Assets	$229,072	$654,112	$882,263
Liabilities	176,511	591,761	780,751
Equity	52,561	62,351	101,512
Net (loss) income	(2,658)	2,158	4,932

Intangible Assets
      Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent the estimated value related to customer deposit relationships in Company’s acquisitions. The core deposit intangibles are being amortized over 84 to 114 months on a straight-line basis. Goodwill is not amortized but rather is evaluated for impairment on at least an annual basis. The Company performed its annual impairment test of goodwill at December 31, 2005 and 2004, as required by SFAS No. 142, Goodwill and Other Intangible Assets. The tests indicated no impairment of the Company’s goodwill.

Securities Sold Under Agreements to Repurchase
      The Company sells securities under agreements to repurchase to meet customer needs for sweep accounts. At the point funds deposited by customers become investable, those funds are used to purchase securities owned by the Company and held in its general account with the designation of Customers’ Securities. A third party maintains control over the securities underlying overnight repurchase agreements. The securities involved in these transactions are generally U.S. Treasury or Federal Agency issues. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially purchased and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.

Derivative Financial Instruments
      The Company may enter into derivative contracts for the purposes of managing exposure to interest rate risk. The Company records all derivatives on the balance sheet at fair value. Historically the Company’s policy has been not to invest in derivative type investments but as a result of the acquisition in June 2005, the Company acquired a derivative financial instrument.
      The cash flow hedge acquired was an interest rate swap agreement associated with a subordinated debenture, which was also acquired in the acquisition of Marine Bancorp, Inc. This subordinated debenture is for $5.0 million and has an interest rate that adjusts quarterly to the then current three-month LIBOR, plus 315 basis points. The subordinated debenture is redeemable March 26, 2008. The interest rate swap is for a notional amount of $5.0 million and the Company pays a fixed rate of 4.14%. In return, the Company will receive an interest rate that adjusts quarterly on the same adjustment date as the subordinated debenture to the then current three-month LIBOR. The interest rate swap has a maturity date of March 26, 2008. As a result of the interest rate swap, the Company effectively has a fixed rate debt of 7.29%. The Company does not use the shortcut method and instead utilizes the period-by-period dollar-offset method in assessing hedge effective-

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
ness. The hedge is considered to be highly effective. The fair value of the hedge at December 31, 2005 was approximately $50,000.

Income Taxes
      The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.
      The Company and its subsidiaries file consolidated tax returns. Its subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

Earnings per Share
      Basic earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the period. The following table sets forth the computation of basic and diluted earnings per share (EPS) for the years ended December 31:

	2005	2004	2003

	(In thousands)
Net income available to all shareholders	$11,446	$9,159	$3,769
Less: Preferred stock dividends	(574)	(529)	—

Income available to common shareholders	$10,872	$8,630	$3,769

Average shares outstanding	11,862	7,986	5,721
Effect of common stock options	78	114	99
Effect of preferred stock options	22	27	—
Effect of preferred stock conversions	1,927	1,656	144

Diluted shares outstanding	13,889	9,783	5,964

Basic earnings per share	$0.92	$1.08	$0.66
Diluted earnings per share	$0.82	$0.94	$0.63

Pension Plan
      As the result of the acquisition during December 2003 and September 2005, the Company has two noncontributory defined benefit plans covering certain employees from those acquisitions. The Company’s policy is to accrue pension costs in accordance with Statement of Financial Accounting Standards No. 87, Employer’s Accounting for Pensions, and to fund such pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended. The Company uses a measurement date of January 1.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Stock Option Plan
      For purposes of pro forma disclosures as required by SFAS Nos. 123 and 148, the estimated fair value of stock options is amortized over the options’ vesting period. The following table represents the required pro forma disclosures related to net income for the years ended December 31 for options granted:

	2005	2004	2003

	(In thousands except
	per share data)
Basic pro forma
Net income available to common shareholders — as reported	$10,872	$8,630	$3,769
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(249)	(43)	(45)

Net income available to common shareholders — pro forma	$10,623	$8,587	$3,724

Basic earnings per share — as reported	$0.92	$1.08	$0.66
Basic earnings per share — pro forma	0.90	1.08	0.65
Diluted pro forma
Net income — as reported	$11,446	$9,159	$3,769
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(249)	(43)	(45)

Net income — pro forma	$11,197	$9,116	$3,724

Diluted earnings per share — as reported	$0.82	$0.94	$0.63
Diluted earnings per share — pro forma	0.81	0.93	0.62
      The above pro forma amounts include only the current year vesting, during 2005, 2004 and 2003 on outstanding options and therefore may not be representative of the pro forma impact in future years.

Fair Values of Financial Instruments
      The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed in these notes:
      Cash and due from banks and federal funds sold — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.
      Investment securities — Fair values for investment securities are based on quoted market values.
      Loans receivable, net — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are assumed to approximate the carrying amounts. The fair values for fixed-rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.
      Accrued interest receivable — The carrying amount of accrued interest receivable approximates its fair value.
      Deposits and securities sold under agreements to repurchase — The fair values of demand, savings deposits and securities sold under agreements to repurchase are, by definition, equal to the amount payable on demand and therefore approximate their carrying amounts. The fair values for time deposits are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered on time deposits with similar contractual maturities.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Federal funds purchased — The carrying amount of federal funds purchased approximates its fair value.
      Accrued interest payable and other liabilities — The carrying amount of accrued interest payable and other liabilities approximates its fair value.
      FHLB and other borrowings — For short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.
      Subordinated debentures — The fair value of subordinated debentures is estimated using the rates that would be charged for subordinated debentures of similar remaining maturities.

2.	Acquisitions
      On September 1, 2005, HBI acquired Mountain View Bancshares, Inc., an Arkansas bank holding company. Mountain View Bancshares owned The Bank of Mountain View, located in Mountain View, Arkansas which had assets, loans and deposits of approximately $202.5 million, $68.8 million and $158.0 million, respectively, as of the acquisition date. The consideration for the merger was $44.1 million, which was paid approximately 90% in cash and 10% in shares of our common stock. As a result of this transaction, the Company recorded goodwill and a core deposit intangible of $13.2 million and $3.0 million, respectively.
      On June 1, 2005, HBI acquired Marine Bancorp, Inc., a Florida bank holding company. Marine Bancorp owned Marine Bank of the Florida Keys (subsequently renamed Marine Bank), located in Marathon, Florida, which had consolidated assets, loans and deposits of approximately $257.6 million, $215.2 million and $200.7 million, respectively, as of the acquisition date. The Company also assumed debt obligations with carrying values of $39.7 million, which approximated its fair market values as a result of the rates being paid on the obligations were at or near estimated current market rates. The consideration for the merger was $15.6 million, which was paid approximately 60.5% in cash and 39.5% in shares of our Class B preferred stock. As a result of this transaction, the Company recorded goodwill and a core deposit intangible of $4.6 million and $2.0 million, respectively.
      On January 3, 2005, HBI purchased 20% of the common stock of White River Bancshares, Inc. of Fayetteville, Arkansas for $9.1 million. White River Bancshares is a newly formed corporation, which owns all of the stock of Signature Bank of Arkansas, with branch locations in the northwest Arkansas area. At December 31, 2005, White River Bancshares had approximately $184.7 million in total assets, $131.3 million in total loans and $130.3 million in total deposits. In January 2006, White River Bancshares issued an additional $15.0 million of their common stock. To maintain our 20% ownership, the Company made an additional investment in White River Bancshares of $3.0 million in January 2006.
      Effective January 1, 2005, HBI purchased the remaining 67.8% of TCBancorp and its subsidiary Twin City Bank with branch locations in the Little Rock/ North Little Rock metropolitan area. The purchase brought our ownership of TCBancorp to 100%. HBI acquired, as of the effective date of this transaction, approximately $633.4 million in total assets, $261.9 million in loans and approximately $500.1 million in deposits. The Company also assumed debt obligations with carrying values of $20.9 million, which approximated its fair market values as a result of the rates being paid on the obligations were at or near estimated current market rates. The purchase price for the TCBancorp acquisition was $43.9 million, which consisted of the issuance of 3,750,000 shares (split adjusted) of our common stock and cash of approximately $110,000. As a result of this transaction, the Company recorded goodwill and a core deposit intangible of $1.1 million and $3.3 million, respectively. This transaction also increased to 100% our ownership of CB Bancorp and FirsTrust, both of which the Company had previously co-owned with TCBancorp.
      On December 1, 2003, HBI used CB Bancorp (an acquisition subsidiary that the Company formed and co-owned, on an 80/20 basis, with TCBancorp) to purchase Community Financial Group, Inc. and its bank

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
subsidiary, Community Bank. The Company acquired approximately $326.2 million in total assets, $199.5 million in loans and approximately $279.6 million in deposits in this transaction. The purchase price for the Community Financial Group acquisition was $43.0 million and consisted of cash of $12.6 million from Home BancShares and $8.6 million from TCBancorp, and 2,176,291 shares of our convertible Class A preferred stock at a value of $10 per share. The Company recorded goodwill and a core deposit intangible of $18.6 million and $5.0 million, respectively.
      On March 4, 2004, the Company sold one of the acquired branches of Community Bank to TCBancorp, which included loans of $5.9 million and deposits of $17.1 million. The negotiated purchase price for the branch was to equal 8% of the closing deposits sold plus the fair value of the physical assets. At the time of acquisition, the loans and deposits that were to be sold with the branch had not been identified. This is primarily due to the fact that the branch was in close proximity to the other branches of Community Bank. Community Bank had nine branches at the time of acquisition, all of which were within a 30-mile radius of each other. As a result, Community Bank had to review each one of its customers using that branch to determine which customers should be allocated to the branch to be sold. This process was not completed until February 2004. The amount of assets held for sale to TCBancorp as of December 31, 2003 was immaterial to our financial position.
      In February 2005, CB Bancorp merged into Home BancShares, and Community Bank thus became our wholly owned subsidiary.
      The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the dates of the acquisitions of TCBancorp, Marine Bancorp, Inc. and Mountain View Bancshares, Inc.:

			Mountain
		Marine	View
	TCBancorp	Bancorp Inc.	Bancshares, Inc.

	(In thousands)
Cash and cash equivalents	$9,039	$6,378	$3,204
Federal funds sold	3,660	551	4,180
Investments	327,189	23,432	106,707
Loans	261,927	215,209	68,791
Other assets	31,609	11,980	19,644

Total assets acquired	633,424	257,550	202,526

Deposits	500,144	200,747	158,007
Securities sold under agreements to repurchase	45,754	—	—
FHLB and other borrowed funds	20,884	34,564	—
Subordinated debentures	—	5,155	—
Accrued interest payable and other liabilities	1,928	1,521	441

Total liabilities assumed	568,710	241,987	158,448

Net assets acquired	64,714	15,563	44,078

      The following table presents condensed pro forma consolidated results of operations as if the acquisitions of TCBancorp, Marine Bancorp, Inc. and Mountain View Bancshares, Inc. had occurred at the beginning of each year. This information combines the historical results of operations of the Company, TCBancorp, Marine Bancorp, Inc. and Mountain View Bancshares, Inc. after the effect of purchase accounting adjustments. The unaudited pro forma information does not purport to be indicative of the results that would have been obtained

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
if the operations had actually been combined during the period presented and is not necessarily indicative of operating results to be expected in future periods.

	2005	2004

	(In thousands, except
	per share data)
Net interest income	$56,184	$50,347
Non-interest income	16,951	22,029

Total revenue	$73,135	$72,376

Net income	$13,291	$13,768

Basic earnings per share	$1.05	$1.09

Diluted earnings per share	$0.93	$0.96

3.	Investment Securities
      The amortized cost and estimated market value of investment securities were as follows:

	December 31, 2005

	Available for Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value

	(In thousands)
U.S. Government-sponsored enterprises	$162,165	$27	$(4,723)	$157,469
Mortgage-backed securities	264,666	16	(8,209)	256,473
State and political subdivisions	102,928	1,279	(746)	103,461
Other Securities	13,571	—	(672)	12,899

Total	$543,330	$1,322	$(14,350)	$530,302

	December 31, 2004

	Available for Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value

	(In thousands)
U.S. Government-sponsored enterprises	$15,646	$18	$(86)	$15,578
Mortgage-backed securities	127,316	249	(898)	126,667
State and political subdivisions	39,564	717	(147)	40,134
Other Securities	8,010	15	(38)	7,987

Total	$190,536	$999	$(1,169)	$190,366

      Assets, principally investment securities, having a carrying value of approximately $276.1 million and $84.5 million at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. Also, investment securities pledged as collateral for repurchase agreements totaled approximately $110.5 million and $22.5 million at December 31, 2005 and 2004, respectively.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The amortized cost and estimated market value of securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale

	Amortized	Estimated
	Cost	Fair Value

	(In thousands)
Due in one year or less	$179,736	$175,239
Due after one year through five years	229,354	224,570
Due after five years through ten years	69,475	67,765
Due after ten years	64,765	62,728

Total	$543,330	$530,302

      For purposes of the maturity tables, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on anticipated maturities. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
      The amortized cost and estimated market value of the Company’s securities classified as held to maturity was $100,000 at December 31, 2004, which consisted of states and political subdivision securities. All balances were due in one year or less. There were no securities classified as held to maturity at December 31, 2005.
      During the years ended December 31, 2005 and 2004, investment securities available for sale with a fair value at the date of sale of approximately $58.9 million and $2.9 million, respectively, were sold. The gross realized gains on such sales totaled $54,000 and $64,000 for the years ended December 31, 2005 and 2004, respectively. The gross realized loss on such sales totaled $593,000 and zero for the years ended December 31, 2005 and 2004, respectively. The income tax expense related to net security gains was $21,000 and $19,000 for the years ended December 31, 2005 and 2004, respectively. The income tax benefit related to net security losses was $228,000 and zero for the years ended December 31, 2005 and 2004, respectively.
      The Company evaluates all securities quarterly to determine if any unrealized losses are deemed to be other than temporary. In completing these evaluations the Company follows the requirements of paragraph 16 of SFAS No. 115, EITF 03-1, Staff Accounting Bulletin 59 and FASB Staff Position No. 115-1. Certain investment securities are valued less than their historical cost. These declines primarily resulted from recent increases in market interest rates. Based on evaluation of available evidence, management believes the declines in fair value for these securities are temporary. It is management’s intent to hold these securities to maturity. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary, impairment is identified.
      For the year ended December 31, 2005, the Company had $12.3 million in unrealized losses, which have been in continuous loss positions for more than twelve months. Included in the $12.3 million in unrealized losses are $9.1 million in unrealized losses, which were associated with government-sponsored securities and government-sponsored mortgage-back securities. No securities were deemed by management to have other-than-temporary impairments for the year ended December 31, 2005, other than securities for which an impairment was taken during 2004. The Company’s assessments indicated that the cause of the market depreciation was primarily the change in interest rates and not the issuers financial condition, or downgrades by rating agencies. In addition, approximately 75.4% of the Company’s investment portfolio matures in five years or less. As a result, the Company has the ability and intent to hold such securities until maturity.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      During the year ended December 31, 2004, in evaluating the Company’s unrealized loss position for other-than-temporary impairment, management determined that a few securities were deemed to have other-than-temporary impairments. Management decided to write down these securities based on the credit quality of the issuers, the nature of the investment and the negative market outlook. The total amount of the impairment write-down was $313,000, which is included in gain (loss) on sales of securities and loans.
      The following shows gross unrealized losses and estimated fair value of investment securities available for sale, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position as of December 31, 2005 and 2004:

	December 31, 2005

	Less Than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

	(In thousands)
U.S. Government-sponsored enterprises	$29,083	$497	$118,209	$4,226	$147,292	$4,723
State and political subdivisions	13,231	159	25,172	587	38,403	746
Mortgage-backed securities	59,722	1,216	191,328	6,993	251,050	8,209
Other securities	1,860	172	5,945	500	7,805	672

	$103,896	$2,044	$340,654	$12,306	$444,550	$14,350

	December 31, 2004

	Less Than 12 Months		12 Months or More		Total

		Unrealized	Fair	Unrealized		Unrealized
	Fair Value	Losses	Value	Losses	Fair Value	Losses

	(In thousands)
U.S. Government-sponsored enterprises	$11,757	$86	$—	$—	$11,757	$86
State and political subdivisions	13,305	129	2,998	18	16,303	147
Mortgage-backed securities	80,824	785	4,647	113	85,471	898
Other securities	5,133	38	789	—	5,922	38

	$111,019	$1,038	$8,434	$131	$119,453	$1,169

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

4.	Loans Receivable and Allowance for Loan Losses
      The various categories of loans are summarized as follows:

	December 31

	2005	2004

	(In thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$411,839	$181,995
Construction/land development	291,515	116,935
Agricultural	13,112	12,912
Residential real estate loans
Residential 1-4 family	221,831	86,497
Multifamily residential	34,939	17,708

Total real estate	973,236	416,047
Consumer	39,447	24,624
Commercial and industrial	175,396	69,345
Agricultural	8,466	6,275
Other	8,044	364

Total loans receivable before allowance for loan losses	1,204,589	516,655
Allowance for loan losses	24,175	16,345

Total loans receivable, net	$1,180,414	$500,310

      The following is a summary of activity within the allowance for loan losses:

	Year Ended December 31

	2005	2004	2003

	(In thousands)
Balance, beginning of year	$16,345	$14,717	$5,706
Loans charged off	(4,611)	(2,181)	(676)
Recoveries on loans previously charged off	850	1,519	150

Net charge-offs	(3,761)	(662)	(526)
Provision charged to operating expense	3,827	2,290	807
Allowance for loan losses of acquired institutions	7,764	—	8,730

Balance, end of year	$24,175	$16,345	$14,717

      At December 31, 2005 and 2004, accruing loans delinquent 90 days or more totaled $426,000 and $2,000, respectively. Non-accruing loans at December 31, 2005 and 2004 were $7.9 million and $9.0 million, respectively.
      Real estate securing loans having a carrying value of $1.1 million and $1.3 million were transferred to foreclosed assets held for sale in 2005 and 2004, respectively. The Company is not committed to lend additional funds to customers whose loans have been modified, restructured, or foreclosed upon. During 2005, the Company sold foreclosed real estate with a carrying value of $767,000 and $2.1 million during 2005 and 2004, respectively, which resulted in gains (losses) of $310,000, $319,000 and ($11,000) during 2005, 2004 and 2003, respectively, which are included in other non-interest income.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      During 2005 and 2004, the Company sold $5.5 million and $4.2 million, respectively, of the guaranteed portion of certain SBA loans, which resulted in gains of $529,000 and $26,000 during 2005 and 2004, respectively.
      Mortgage loans held for sale of approximately $3.0 million and $1.0 million at December 31, 2005 and 2004, respectively, are included in residential 1–4 family loans. Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid. The Company obtains forward commitments to sell mortgage loans to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. The forward commitments acquired by the Company for mortgage loans in process of origination are not mandatory forward commitments. These commitments are structured on a best efforts basis; therefore the Company is not required to substitute another loan or to buy back the commitment if the original loan does not fund. Typically, the Company delivers the mortgage loans within a few days after the loan are funded. These commitments are derivative instruments and their fair values at December 31, 2005 and 2004 was not material.
      At December 31, 2005 and 2004, impaired loans totaled $5.1 million and $9.0 million, respectively. As of December 31, 2005, average impaired loans were $8.5 million, compared to $9.6 million in 2004. All impaired loans had designated reserves for possible loan losses. Reserves relative to impaired loans at December 31, 2005, were $1.8 million and $1.3 million at December 31, 2004. Interest recognized on impaired loans during 2005 or 2004 was immaterial.

5.	Goodwill and Core Deposit Intangibles
      Changes in the carrying amount of the Company’s goodwill and core deposit intangibles for the years ended December 31, 2005 and 2004 were as follows:

	December 31

	2005	2004

	(In thousands)
Goodwill
Balance, beginning of year	$18,555	$20,002
Acquisitions of financial institutions	18,972	(413)
Branch sale	—	(1,034)

Balance, end of year	$37,527	$18,555

Core Deposit Intangibles
Balance, beginning of year	$4,261	$5,250
Acquisitions of financial institutions	8,405	—
Amortization expense	(1,466)	(728)
Branch sale	—	(261)

Balance, end of year	$11,200	$4,261

      The increases in goodwill and core deposit intangibles are the result of the acquisition of TCBancorp, Marine Bancorp, Inc., Mountain View Bancshares, Inc., and Community Financial Group, Inc. as discussed in Note 2.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The carrying basis and accumulated amortization of core deposit intangibles at December 31, 2005 and 2004, were:

	December 31

	2005	2004

	(In thousands)
Gross carrying amount	$13,457	$5,052
Accumulated amortization	2,257	791

Net carrying amount	$11,200	$4,261

      Core deposit intangible amortization for the years ended December 31, 2005, 2004 and 2003 was approximately $1.5 million, $728,000 and $63,000 respectively. Including all of the mergers completed, HBI’s estimated amortization expense of core deposit for each of the following five years is $1.8 million.
      During 2004, the Company sold a branch operation acquired in its December 2003 acquisition of Community Financial Group, Inc. to its unconsolidated affiliate TCBancorp. The purchase price paid by TCBancorp would have resulted in a gain on sale for the Company. Since the potential gain on the branch sold was during the allocation period and was not the result of a change in the fair market value of the branch between the date of the Community Financial Group, Inc. acquisition and the date of the branch sale to TCBancorp, the Company reallocated the purchase price of assets in the Community Financial Group, Inc. acquisition. This reallocation resulted in a $1.3 million reduction of goodwill and core deposit intangible assets.

6.	Deposits
      The aggregate amount of time deposits with a minimum denomination of $100,000 was $403.0 million and $130.0 million at December 31, 2005 and 2004, respectively. Interest expense applicable to certificates in excess of $100,000 totaled $11.3 million and $2.9 million in 2005 and 2004, respectively.
      The following is a summary of the scheduled maturities of all time deposits at December 31, 2005 (in thousands):

One month or less	$82,210
Over 1 month to 3 months	150,177
Over 3 months to 6 months	129,609
Over 6 months to 12 months	185,018
Over 12 months to 2 years	92,821
Over 2 years to 3 years	36,829
Over 3 years to 5 years	27,274
Over 5 years	1,012

Total time certificates of deposit	$704,950

      Deposits totaling approximately $236.1 million and $43.6 million at December 31, 2005 and 2004, respectively, were public funds obtained primarily from state and political subdivisions in the United States.

7.	FHLB and Other Borrowed Funds
      The Company’s FHLB and other borrowed funds were $117.1 million and $74.9 million at December 31, 2005 and 2004, respectively. The outstanding balance for December 31, 2005 includes $4.0 million of short-term advances and $113.1 million of long-term advances. The outstanding balance for December 31, 2004 includes $31.0 million of short-term advances and $43.9 million of long-term advances. Short-term borrowings

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
consist of U.S. TT&L notes and short-term FHLB borrowings. Long-term borrowings consist of long-term FHLB borrowings and a line of credit with another financial institution.
      Additionally, the Company has $46.5 million and $13.0 million at December 31, 2005 and 2004, respectively, in letters of credit under a FHLB blanket borrowing line of credit, which are used to collateralize public deposits at December 31, 2005 and 2004, respectively.
      Long-term borrowings at December 31, 2005 and 2004 consisted of the following components.

	2005	2004

	(In thousands)
Line of Credit, due 2009, at a floating rate of 0.75% below Prime, secured by bank stock	$14,000	$—
FHLB advances, due 2005 to 2020, 1.58% to 5.96% secured by residential real estate loans	99,118	43,869

Total long-term borrowings	$113,118	$43,869

      Maturities of borrowings with original maturities exceeding one year at December 31, 2005, are as follows (in thousands):

2006	$40,556
2007	28,939
2008	8,920
2009	14,512
2010	12,265
Thereafter	7,926

$113,118

8.	Subordinated Debentures
      Subordinated Debentures at December 31, 2005 and 2004 consisted of guaranteed payments on trust preferred securities with the following components.

	2005	2004

	(In thousands)
Subordinated debentures, due 2033, fixed at 6.40%, during the first five years and at a floating rate of 3.15% above the three-month LIBOR rate, reset quarterly, thereafter, callable in 2008 without penalty	$20,619	$20,619
Subordinated debentures, due 2030, fixed at 10.60%, callable in 2010 with a penalty ranging from 5.30% to 0.53% depending on the year of prepayment, callable in 2020 without penalty	3,516	3,600
Subordinated debentures, due 2033, floating rate of 3.15% above the three-month LIBOR rate, reset quarterly, callable in 2008 without penalty	5,155	—
Subordinated debentures, due 2035, fixed rate of 6.81% during the first ten years and at a floating rate of 1.38% above the three-month LIBOR rate, reset quarterly, thereafter, callable in 2010 without penalty	15,465	—

Total subordinated debt	$44,755	$24,219

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      As a result of the acquisition of MBI, the Company has an interest rate swap agreement that effectively converts the floating rate on the $5.2 million trust preferred security noted above into a fixed interest rate of 7.29%, thus reducing the impact of interest rate changes on future interest expense until 2009.
      The trust preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment subject to certain limitations. Distributions on these securities are included in interest expense. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Company, the sole asset of each trust. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The Company wholly owns the common securities of each trust. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated debentures. The Company’s obligations under the junior subordinated securities and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of each respective trust’s obligations under the trust securities issued by each respective trust.

9.	Income Taxes
      The following is a summary of the components of the provision for income taxes:

	Year Ended December 31

	2005	2004	2003

	(In thousands)
Current:
Federal	$4,224	$5,622	$1,716
State	839	970	377

Total current	5,063	6,592	2,093

Deferred:
Federal	(107)	(1,304)	250
State	(21)	(258)	—

Total deferred	(128)	(1,562)	250

Provision for income taxes	$4,935	$5,030	$2,343

      The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31

	2005	2004	2003

Statutory federal income tax rate	35.00%	35.00%	34.00%
Effect of nontaxable interest income	(5.93)	(3.53)	(0.92)
Cash surrender value of life insurance	(0.54)	(0.58)	(0.08)
State taxes	2.17	3.63	3.29
Change in effective rate for deferred tax assets	—	(0.33)	—
Other	(0.57)	(0.13)	1.75

Effective income tax rate	30.13%	34.06%	38.04%

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities, and their approximate tax effects, are as follows:

	December 31

	2005	2004

	(In thousands)
Deferred tax assets:
Allowance for loan losses	$9,229	$5,792
Deferred compensation	249	139
Defined benefit pension plan	109	350
Non-accrual interest income	466	163
Investment in unconsolidated subsidiary	336	89
Unrealized loss on securities	5,105	99
Gain on sale of branch	—	405
Other	349	243

Gross deferred tax assets	15,843	7,280

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	2,237	1,442
Core deposit intangibles	4,211	1,671
Market value of cash flow hedge	25	—
FHLB dividends	393	281
Other	156	199

Gross deferred tax liabilities	7,022	3,593

Net deferred tax assets included in other assets	$8,821	$3,687

10.	Common Stock and Stock Compensation Plans
      The Company has a nonqualified stock option plan for employees, officers, and directors of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 840,000 shares of common stock in the Company. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options using the fair value method. Under APB 25, because the exercise price of the options equals the estimated market price of the stock on the issuance date, no compensation expense is recorded. The fair market value was determined based on the per share price of the Company’s most recent private placement equity issue. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The table below summarizes the transactions under the Company’s stock option plans (split adjusted) at December 31, 2005, 2004 and 2003 and changes during the years then ended:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercisable	Shares	Exercisable	Shares	Exercisable
	(000)	Price	(000)	Price	(000)	Price

Outstanding, beginning of year	453	$9.46	324	$8.11	315	$7.99
Granted	75	12.67	135	12.67	24	11.15
Options of acquired institution	168	10.80	—	n/a	—	n/a
Forfeited	(23)	8.78	(6)	9.72	(12)	9.60
Exercised	(43)	11.48	—	n/a	(3)	7.61

Outstanding, end of year	630	10.07	453	9.46	324	8.11

Exercisable, end of year	497	$9.50	243	$7.81	231	$7.53

      The weighted-average fair value of options granted during 2005, 2004 and 2003 was $3.90, $2.73 and $2.10 per share (split adjusted), respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003

Expected dividend yield	0.63%	0.00%	0.00%
Expected stock price volatility	10.00%	0.01%	0.01%
Risk-free interest rate	4.39%	3.73%	3.05%
Expected life of options	10.0 years	6.5 years	6.5 years
      The following is a summary of currently outstanding and exercisable options at December 31, 2005:

Options Outstanding				Options Exercisable

		Weighted-
	Options	Average	Weighted-	Options	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
	Shares	Contractual Life	Exercise	Shares	Exercise
Exercise Prices	(000s)	(in years)	Price	(000s)	Price

$7.33 to $ 8.33	230	6.5	$7.46	229	$7.46
$9.33 to $10.31	128	8.1	10.13	113	10.17
$11.67 to $11.34	87	10.9	11.40	77	11.36
$12.67 to $12.67	185	12.4	12.67	78	12.67

	630			497

      The Company has a stock bonus plan for certain key employees and officers of the Company. This plan provided for the granting of 94,134 shares of Company stock as bonuses ratably over a five-year period. As of December 31, 2005, 2004 and 2003, 91,776 shares have been granted. As of December 31, 2005, 2,358 shares were cancelled. During 2003, 17,646 shares of stock were granted as bonuses. The fair market value of the shares granted in 2003 was determined to be $11.67 per share, based on the issuance price of the Company’s private placement equity offers during 2003. Compensation expense was $206,000 on the 17,646 shares granted in the year ended December 31, 2003. No additional shares of the Company’s stock were granted as bonus shares during the years ended December 31, 2005 and 2004. This share information is reflective of the three-for-one stock split during 2005.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      During 2005, the Company completed a three for one stock split. This resulted in issuing two additional shares of stock to the common shareholders. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the $78,000 transfer of the par value of these additional shares from surplus. All share and per share amounts have been restated to reflect the retroactive effect of the stock split, except for the capitalization of the Company.
      During 2005, the board of directors of the Company passed a resolution amending the articles of incorporation to lower the par value from $0.10 to $0.01. This resulted in $352,000 reclassified from common stock to capital surplus in stockholders’ equity.
      During 2003, the Company issued 2,374,143 (split adjusted) shares of common stock for an offering price of $11.67 per share, pursuant to an exemption provided by the Arkansas Securities Act, the Securities Act of 1933, and Rule 147 of the Securities and Exchange Commission. The proceeds of $27.7 million were recorded to stockholders’ equity, net of issuance costs of $37,000. For a period of two years after the issuance of the shares, the holder of the shares may not sell the shares without the written consent of HBI. In the absence of such consent, the holder may not sell the shares without giving HBI at least forty-five days to purchase the shares on the same terms as offered by a third party in a bona fide offer.
      During 2003, the board of directors of the Company passed a resolution amending the articles of incorporation to lower the par value from $1.00 to $0.10. This resulted in $1,678,000 reclassified from common stock to capital surplus in stockholders’ equity.

11.	Preferred Stock A and Preferred Stock A Options
      During 2003, the Company issued preferred stock A as a result of the CBB acquisition. The preferred stock A is non-voting, non-cumulative, callable and redeemable, and convertible to the Company’s common stock. The preferred stock A will yield an annual non-cumulative dividend of $0.25 to be paid quarterly if and when authorized and declared by the Company’s board of directors. Dividends must be paid on preferred stock A before any other class of the Company’s stock.
      The Preferred Stock A may be converted at the holder’s option or redeemed by the Company at its option under the following terms and conditions (common stock split adjusted):
      The Preferred Stock A may be converted at the holder’s option, into HBI common stock upon the earlier of the expiration of thirty months after the effective date of the merger or 180 days after the date any of the HBI common stock is registered pursuant to the Securities Act of 1933 with the Securities and Exchange Commission in connection with an initial public offering of HBI common stock. Each share of Preferred Stock A to be converted and properly surrendered to the Company pursuant to the Company’s instructions for such surrender, shall be converted into 0.789474 shares of HBI Common Stock, with fractional shares of the Preferred Stock A to be converted into cash at the rate of $12.67 times the fraction of shares held.
      The Company may, at its option, redeem all of the Preferred Stock A at any time after the expiration of thirty months from the effective date of the merger or earlier if the HBI common stock becomes publicly traded and (a) the last reported trade is at least $12.67 per share for 20 consecutive trading days or (b) if the trades are quoted on a “bid and ask” price basis and the mean between the bid and ask price is at least $12.67 per share for 20 consecutive trading days.
      At December 31, 2005, 2004 and 2003, the Company had 26,000, 41,000 and 49,000 preferred stock A options outstanding, respectively. The preferred stock A options became 100% exercisable at the date of the CBB acquisition and are convertible to common stock under the same terms as the outstanding preferred stock A.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The table below summarizes the transactions under the Company’s preferred stock A option plan at December 31, 2005, 2004 and 2003 and changes during the years then ended:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercisable	Shares	Exercisable	Shares	Exercisable
	(000)	Price	(000)	Price	(000)	Price

Outstanding, beginning of year	41	$2.04	49	$1.73	—	$—
Acquired during acquisition	—	—	—	—	49	1.73
Exercised	(15)	0.17	(8)	0.17	—	—

Outstanding, end of year	26	3.14	41	2.04	49	1.73

Exercisable, end of year	26	$3.14	41	$2.04	49	$1.73

      The following table summarizes information about preferred stock A options under the plan outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Range of	Outstanding	Contractual	Exercise	Exercisable	Exercise
Exercise Prices	(000)	Life	Price	(000)	Price

$0.17	15	4 Years	$0.17	15	$0.17
$6.84	11	3 Years	$6.84	11	$6.84

12.	Preferred Stock B and Preferred Stock B Options
      During 2005, the Company issued preferred stock B as a result of the MBI acquisition. The Class B Preferred Stock will be non-voting, non-cumulative, callable and redeemable, convertible preferred stock The Class B Preferred Stock will yield an annual non-cumulative dividend of $0.57 to be paid quarterly if and when authorized and declared by HBI’s board of directors, and has priority in the payment of dividends over the HBI Common Stock and any class of capital stock created after the effective date of the merger, provided that dividends have first been paid on the Class A Preferred Stock.
      The Class B Preferred Stock is redeemable by HBI at any time on the basis of three shares of HBI Common Stock for each share of Class B Preferred Stock. Holders of the Class B Preferred Stock may convert their shares of Class B Preferred Stock into shares of HBI Common Stock (three shares of HBI Common Stock for each share of Class B Preferred Stock), upon the occurrence of the earlier of July 6, 2006, or two hundred ten (210) days after the date an underwritten initial public offering of the HBI Common Stock is completed.
      At December 31, 2005 the Company had 25,000 preferred stock B options outstanding, respectively. The preferred stock B options became 100% exercisable at the date of the MBI acquisition and are convertible to common stock under the same terms as the outstanding preferred stock B.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The table below summarizes the transactions under the Company’s preferred stock B option plan at December 31, 2005 and changes during the year then ended:

		Weighted
		Average
	Shares	Exercisable
	(000)	Price

Outstanding, beginning of year	—	$ n/a
Acquired during acquisition	32	18.92
Exercised	(7)	18.41

Outstanding, end of year	25	19.06

Exercisable, end of year	25	$19.06

      The following table summarizes information about preferred stock B options under the plan outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Range of	Outstanding	Contractual	Exercise	Exercisable	Exercise
Exercise Prices	(000)	Life	Price	(000)	Price

$18.41	9	5 Years	$18.41	9	$18.41
$19.09	10	8 Years	$19.09	10	$19.09
$20.05	6	9 Years	$20.05	6	$20.05

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

13.	Non-Interest Expense
      The table below shows the components of non-interest expense for the years ended December 31:

	2005	2004	2003

	(In thousands)
Salaries and employee benefits	$23,901	$14,123	$7,139
Occupancy and equipment	6,869	3,750	1,659
Data processing expense	1,991	1,170	893
Other operating expenses:
Advertising	2,067	900	774
Amortization of intangibles	1,466	728	63
ATM expense	427	372	237
Directors’ fees	505	210	73
Due from bank service charges	284	197	108
FDIC and state assessment	503	301	155
Insurance	504	344	193
Legal and accounting	941	452	204
Other professional fees	534	493	315
Operating supplies	745	530	336
Postage	580	404	183
Telephone	669	377	153
Other expense	2,949	1,780	585

Total other operating expenses	12,174	7,088	3,379

Total non-interest expense	$44,935	$26,131	$13,070

14.	Employee Benefit Plans

401(k) Plan
      The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees’ contributions based on a percentage of salary contributed by participants. The plan also allows for discretionary employer contributions. The Company’s expense for the plan was $476,000, $195,000 and $227,000 in 2005, 2004 and 2003, respectively, which is included in salaries and employee benefits expense.

Stock Appreciation Rights
      During 2005, the Company issued 341,000 stock appreciation rights at $12.67 for certain executive employees throughout the Company. The appreciation rights are on a five-year cliff-vesting schedule with all appreciation rights vesting on December 31, 2009. The vesting is also subject to various financial performance goals of the Company and the subsidiary banks over the five-year period ending December 31, 2009. At that time, any appreciation on the vested rights can either be paid to the employee with cash or stock of the Company at the option of the employee.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Pension Plan
      The following table sets forth the status of the Company’s defined benefit pension plans:

	December 31

	2005	2004	2003

	(In thousands)
Benefit obligation	$3,494	$1,840	$1,896
Fair value of plan assets	2,693	1,025	1,165

Funded status	$(801)	$(815)	$(731)

Accrued benefit cost	$(552)	$(949)	$(990)
Unrecognized net (gain) or loss	(146)	(212)	(251)
Unrecognized prior service cost	117	—	—
Unrecognized net obligation	70	—	—
Weighted-average assumptions:
Discount rate	6.8%	6.5%	6.5%
Actual return on plan assets	9.8	6.7	-2.2
Expected return on plan assets	6.8	6.5	6.5
Rate of compensation increase	4.0	—	—
Benefit cost	$196	$41	$98
Interest cost	268	117	128
Employer contributions	767	166	165
Employee contributions	—	—	—
Benefits paid	1,095	296	287
      The assets of the plans consist primarily of equity securities and mutual funds. The measurement date for the plans is January 1. The plans have been frozen, and there have been no new participants in the plan and no additional benefits earned. Contributions are made based upon at least the minimum amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, with the maximum contribution not to exceed the maximum amount deductible under the Internal Revenue Code. The minimum contribution for the year ending December 31, 2006, will be approximately $170,000.
      The long-term rate of return on assets is determined by considering the historical returns for the current mix of investments in the Company’s pension plan. In addition, consideration is given to the range of expected returns for the pension plan investment mix provided by the plan’s investment advisors. The Company uses the historical information to determine if there has been a significant change in the pension plan’s investment return history.
      The discount rate was determined by projecting cash distributions from the plan and matching them with the appropriate corporate bond yields in a yield curve regression analysis.
      Benefit payments for the next ten years are estimated as follows (in thousands):

2006	$170
2007	172
2008	176
2009	174
2010	146
2010-2015	2,564

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

15.	Related Party Transactions
      In the ordinary course of business, loans may be made to officers and directors and their affiliated companies at substantially the same terms as comparable transactions with other borrowers. At December 31, 2005 and 2004, related party loans were approximately $55.8 million and $38.8 million, respectively. New loans and advances on prior commitments made to the related parties were $19.1 million and $31.4 million for the years ended December 31, 2005 and 2004, respectively. Repayments of loans made by the related parties were $14.5 million and $2.9 million for the years ended December 31, 2005 and 2004, respectively. As a result of acquisitions completed during 2005, the Company acquired $12.4 million of related party loans.
      At December 31, 2005 and 2004, directors, officers, and other related interest parties had demand, non-interest-bearing deposits of $37.4 million and $10.1 million, respectively, savings and interest-bearing transaction accounts of $1.3 million and $31,000, respectively, and time certificates of deposit of $13.6 million and $3.9 million, respectively.
      During 2005 and 2004, rent expense totaling $181,000 and $414,000, respectively, was paid to related parties. During 2004, a director of the Company sold a building to a subsidiary of the Company for $3.1 million. This subsidiary was leasing space in the building for its operations department. When the building was sold, the subsidiary had paid ten months of rent to the director.
      The Company also received various fees from its investments in unconsolidated affiliates primarily for data processing and professional fees. During 2005 and 2004, these fees total $267,000 and $1.4 million, respectively. These fees are recorded in non-interest income.
      In January 2005, the Company acquired the remaining 67.8% of TCBancorp, of which approximately 22.4% in the aggregate was owned by six of the Company’s directors and executive officers (including the Chairman and Chief Executive Officer), or their affiliates. In June 2005, at the time the Company acquired Marine Bancorp, two of the Company’s directors and executive officers (including the Chairman and Chief Executive Officer), or their affiliates, owned approximately 15.8% in the aggregate of the outstanding stock of Marine Bancorp. In each of those transactions, the Company purchased the shares of TCBancorp stock, or Marine Bancorp stock, that were held by the related parties, on the same terms and with the same consideration as was paid to the other stockholders of TCBancorp and Marine Bancorp. In the TCBancorp transaction, the Company’s Chairman and Chief Executive Officer received 136,420 shares (split adjusted) of the Company’s common stock in payment for his 2.46% interest in TCBancorp; in the Marine Bancorp transaction, he received cash of $780,241 and 36,262 shares of the Company’s Class B preferred stock in payment for his 13.87% interest in Marine Bancorp.

16.	Leases
      The Company leases certain premises and equipment under noncancelable operating leases which are charged to expense over the lease term as it becomes payable. The Company’s leases do not have rent holidays. In addition, any rent escalations are tied to the consumer price index or contain nominal increases and are not included in the calculation of current lease expense due to the immaterial amount. At

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, the minimum rental commitments under these noncancelable operating leases are as follows (in thousands):

2006	$953
2007	952
2008	898
2009	893
2010	883
Thereafter	5,520

$10,099

      Rent expense under operating leases was $700,000, $521,000 and $240,000 in 2005, 2004 and 2003, respectively.

17.	Concentration of Credit Risks
      The Company’s primary market area is in central Arkansas and the Florida Keys (Monroe County). The Company primarily grants loan to customers located within these geographical areas unless the borrower has an established relationship with the Company.
      The diversity of the Company’s economic base tends to provide a stable lending environment. The Company maintains a diversified loan portfolio and does not have a concentration of credit risk in any particular industry or economic sector. Although the Company has a loan portfolio that is diversified in both industry and geographic area, a substantial portion of its debtors’ ability to honor their contracts is dependent upon real estate values, tourism demand and the economic conditions prevailing in its market areas.

18.	Significant Estimates and Concentrations
      Accounting principles generally accepted in the United Sates of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses and certain concentrations of credit risk are reflected in Note 4, while deposit concentrations are reflected in Note 6.

19.	Commitments and Contingencies
      In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of their customers. These commitments and contingent liabilities include lines of credit and commitments to extend credit and issue standby letters of credit. The Company applies the same credit policies and standards as they do in the lending process when making these commitments. The collateral obtained is based on the assessed creditworthiness of the borrower.
      At December 31, 2005 and 2004, commitments to extend credit of $266.5 million and $105.5 million, respectively, were outstanding. A percentage of these balances are participated out to other banks; therefore, the Company can call on the participating banks to fund future draws. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.
      Outstanding standby letters of credit are contingent commitments issued by the Company, generally to guarantee the performance of a customer in third-party borrowing arrangements. The term of the guarantee is dependent upon the credit worthiness of the borrower some of which are long-term. The maximum amount of

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
future payments the Company could be required to make under these guarantees at December 31, 2005 and 2004, is $21.0 million and $10.4 million, respectively.
      The Company and/or its subsidiary banks have various unrelated legal proceedings, most of which involve loan foreclosure activity pending, which, in the aggregate, are not expected to have a material adverse effect on the financial position of the Company and its subsidiaries.

20.	Financial Instruments
      The following table presents the estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2005

	Carrying
	Amount	Fair Value

	(In thousands)
Financial assets:
Cash and due from banks and bank deposits	$44,679	$44,679
Federal funds sold	7,055	7,055
Investment securities — available for sale	530,302	530,302
Net loans receivable	1,180,414	1,173,873
Accrued interest receivable	11,158	11,158

Financial liabilities:
Deposits:
Demand and non-interest-bearing	$209,974	$209,974
Savings and interest-bearing transaction accounts	512,184	512,184
Time deposits	704,950	706,982
Federal funds purchased	44,495	44,495
Securities sold under agreements to repurchase	103,718	103,718
FHLB and other borrowings	117,054	115,612
Accrued interest payable and other liabilities	8,504	8,504
Subordinated debentures	44,755	46,433

	December 31, 2004

	Carrying
	Amount	Fair Value

	(In thousands)
Financial assets:
Cash and due from banks and bank deposits	$19,813	$19,813
Federal funds sold	2,220	2,220
Investment securities — available for sale	190,366	190,366

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2004

	Carrying
	Amount	Fair Value

	(In thousands)
Investment securities — held to maturity	100	100
Net loans receivable	500,310	496,570
Accrued interest receivable	4,215	4,215

Financial liabilities:
Deposits:
Demand and non-interest-bearing	86,186	86,186
Savings and interest-bearing transaction accounts	196,304	196,304
Time deposits	270,388	271,184
Federal funds purchased	7,950	7,950
Securities sold under agreements to repurchase	21,259	21,259
FHLB and other borrowings	74,869	74,923
Accrued interest payable and other liabilities	8,163	8,163
Subordinated debentures	24,219	24,868

21.	Regulatory Matters
      The Company’s subsidiaries are subject to a legal limitation on dividends that can be paid to the parent company without prior approval of the applicable regulatory agencies. Arkansas bank regulators have specified that the maximum dividend limit state banks may pay to the parent company without prior approval is 75% of the current year earnings plus 75% of the retained net earnings of the preceding year. Under Florida state banking law, regulatory approval will be required if the total of all dividends declared in any calendar year by the Bank exceeds the Bank’s net profits to date for that year combined with its retained net profits for the preceding two years. As the result of special dividends paid by the Company’s subsidiary banks during to 2005 to help provide cash for the MBI and MVBI acquisitions, the Company’s subsidiary banks did not have any significant undivided profits available for payment of dividends to the Company, without prior approval of the regulatory agencies at December 31, 2005.
      The Company’s subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2005, the Company meets all capital adequacy requirements to which it is subject.
      As of the most recent notification from regulatory agencies, the subsidiaries were well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and subsidiaries must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
in the table. There are no conditions or events since that notification that management believes have changed the institutions’ categories.
      The Company’s actual capital amounts and ratios along with the Company’s subsidiary banks are presented in the following table.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision

	Amount	Ratio-%	Amount	Ratio-%	Amount		Ratio-%

	(In thousands)
As of December 31, 2005
Leverage Ratio
Home BancShares, Inc.	$172,244	9.22	$74,726	4.00	$	N/A
First State Bank	38,572	8.44	18,281	4.00		22,851	5.00
Community Bank	23,129	7.59	12,189	4.00		15,236	5.00
Twin City Bank	51,679	8.07	25,615	4.00		32,019	5.00
Marine Bank	20,050	7.28	11,016	4.00		13,771	5.00
Bank of Mountain View	29,468	16.35	7,209	4.00		9,012	5.00
Tier 1 Capital Ratio
Home BancShares, Inc.	172,244	12.25	56,243	4.00		N/A
First State Bank	38,572	10.01	15,413	4.00		23,120	6.00
Community Bank	23,129	10.25	9,026	4.00		13,539	6.00
Twin City Bank	51,679	11.53	17,929	4.00		26,893	6.00
Marine Bank	20,050	9.08	8,833	4.00		13,249	6.00
Bank of Mountain View	29,468	29.75	3,962	4.00		5,943	6.00
Total Risk-Based Capital Ratio
Home BancShares, Inc.	189,902	13.51	112,451	8.00		N/A
First State Bank	43,362	11.26	30,808	8.00		38,510	10.00
Community Bank	26,010	11.53	18,047	8.00		22,559	10.00
Twin City Bank	57,248	12.77	35,864	8.00		44,830	10.00
Marine Bank	22,815	10.33	17,669	8.00		22,086	10.00
Bank of Mountain View	30,094	30.38	7,925	8.00		9,906	10.00
As of December 31, 2004
Leverage Ratio
Home BancShares, Inc.	$105,139	13.47	$31,222	4.00	$	N/A
First State Bank	60,701	13.43	18,079	4.00		22,599	5.00
Community Bank	22,513	7.44	12,104	4.00		15,130	5.00

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision

	Amount	Ratio-%	Amount	Ratio-%	Amount	Ratio-%

	(In thousands)
Tier 1 Capital Ratio
Home BancShares, Inc.	105,139	17.39	24,184	4.00	N/A
First State Bank	60,701	15.53	15,635	4.00	23,452	6.00
Community Bank	22,513	11.97	7,523	4.00	11,285	6.00
Total Risk-Based Capital Ratio
Home BancShares, Inc.	105,139	17.39	48,368	8.00	N/A
First State Bank	65,604	16.78	31,277	8.00	39,097	10.00
Community Bank	24,955	13.27	15,044	8.00	18,806	10.00

22.	Additional Cash Flow Information
      In connection with 2005 acquisitions accounted for using the purchase method, the Company acquired approximately $1.0 billion in assets, assumed $960 million in liabilities, issued $56 million of equity and paid cash net of funds received of $31 million. The company paid interest and taxes during the years ended as follows:

	2005	2004	2003

	(In thousands)
Interest paid	$34,282	$11,584	$8,563
Income taxes paid	6,000	3,015	4,990

23.	Recent Accounting Pronouncements
      Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, which may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. SOP 03-3 was effective for loans and debt securities the Company acquired beginning January 1, 2005. The adoption of SOP 03-3 did not have a material impact on the Company’s acquisitions of TCB or MBI. However, during the acquisition of MVBI, the Company did recognize impairment charges on loans which were deemed the have probable losses. These impairment charges resulted in reducing the acquired provision for loan losses and gross loan receivable by $506,000.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      SFAS No. 123, Share-Based Payment (Revised 2004), establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for the Company on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. The Company will transition to fair-value based accounting for stock-based compensation using a modified version of prospective application (“modified prospective application”). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.
      Based on the stock-based compensation awards outstanding as of December 31, 2005 for which the requisite service is not expected to be fully rendered prior to January 1, 2006, the Company expects to recognize total compensation cost of approximately $370,000 during 2006, in accordance with the accounting requirements of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards after the adoption of SFAS 123R.
      SFAS No. 154, Accounting Changes and Error Corrections, A Replacement of APB Opinion No. 20 and FASB Statement No. 3, establishes unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under FAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.
      FASB Staff Position (FSP) No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115- 1 is effective for reporting periods beginning after December 15, 2005. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.
      Presently, the Company is not aware of any other changes from the Financial Accounting Standards Board that will have a material impact on the Company’s present or future financial statements.

24.	Subsequent Events — Unaudited
      In January 2006, WRBI issued an additional $15 million of their common stock. To maintain its 20% ownership, HBI made an additional investment in WRBI of $3.0 million in January 2006.

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

25.	Condensed Financial Information (Parent Company Only)
Condensed Balance Sheets

	December 31

	2005	2004

	(In thousands)
ASSETS
Cash and cash equivalents	$5,046	$10,659
Investment securities	5,000	—
Investments in wholly-owned subsidiaries	198,929	97,113
Investments in unconsolidated subsidiaries	9,813	20,122
Premises and equipment	3,917	45
Other assets	3,001	591

Total assets	$225,706	$128,530

LIABILITIES
Long-term borrowings	$14,000	$—
Subordinated debentures	44,755	20,619
Other liabilities	1,094	1,301

Total Liabilities	59,849	21,920

Stockholders’ Equity
Preferred stock — A	21	21
Preferred stock — B	2	—
Common stock	121	266
Capital surplus	146,285	90,455
Retained earnings	27,331	17,295
Accumulated other comprehensive loss	(7,903)	(858)
Treasury stock at cost	—	(569)

Total stockholders’ equity	165,857	106,610

Total liabilities and stockholders’ equity	$225,706	$128,530

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Condensed Statements of Income

	Years Ended December 31

	2005	2004	2003

	(In thousands)
Income
Dividends from subsidiaries	$10,664	$1,010	$8,944
Other income	926	6,333	283

Total income	11,590	7,343	9,227
Expense	4,988	2,489	371

Income before income taxes and equity in undistributed net income of subsidiaries	6,602	4,854	8,856
Provision for income taxes	(1,603)	1,553	—

Income before equity in undistributed net income of subsidiaries	8,205	3,301	8,856
Equity in undistributed net income (loss) of subsidiaries	3,241	5,858	(5,087)

Net Income	$11,446	$9,159	$3,769

Home BancShares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Condensed Statements of Cash Flows

	Years Ended December 31

	2005	2004	2003

	(In thousands)
Cash flows from operating activities
Net income	$11,446	$9,159	$3,769
Items not requiring (providing) cash
Depreciation	138	4	—
Gain on sale of equity investment	(465)	(4,410)	—
Equity in undistributed income of subsidiaries	(3,241)	(5,858)	5,087
Equity in loss (income) of unconsolidated affiliates	592	(1,560)	(937)
Changes in other assets	(1,669)	15	(340)
Other liabilities	(320)	639	198

Net cash provided by (used in) operating activities	6,481	(2,011)	7,777

Cash flows from investing activities
Purchases of premises and equipment	(276)	(49)	—
Investment in unconsolidated subsidiaries	(9,091)	(180)	(8,592)
Capital contribution to subsidiaries	(4,000)	—	(35,097)
Return of capital from subsidiaries	27,246	—	—
Purchase of subsidies	(48,988)	—	(12,576)
Proceeds from sale of investment in RBI	—	13,546	—
Purchase of investment securities	(5,000)	—	—

Net cash (used in) provided by investing activities	(40,109)	13,317	(56,265)

Cash flows from financing activities
Net proceeds from stock issuance	425	24	27,734
Purchase of treasury stock	—	(549)	(20)
Issuance of subordinated debentures	15,000	—	20,090
Issuance of long-term borrowings	14,000	—	—
Dividends paid	(1,410)	(869)	(93)

Net cash provided by (used in) financing activities	28,015	(1,394)	47,711

(Decrease) increase decrease in cash and cash equivalents	(5,613)	9,912	(777)
Cash and cash equivalents, beginning of year	10,659	747	1,524

Cash and cash equivalents, end of year	$5,046	$10,659	$747

Report of Independent Registered Public Accounting Firm
Audit Committee, Board of Directors and Stockholders
Home BancShares, Inc.
Conway, Arkansas
      We have reviewed the accompanying condensed consolidated balance sheet of Home BancShares, Inc. as of March 31, 2006 and the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.
      We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
      Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.
      We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated February 20, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ BKD, LLP
Little Rock, Arkansas
May 5, 2006

Home BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

	March 31,	December 31,
	2006	2005

	(In thousands,
	except share data)
	(Unaudited)
Assets
Cash and due from banks	$42,700	$39,248
Interest-bearing deposits with other banks	5,323	5,431

Cash and cash equivalents	48,023	44,679
Federal funds sold	19,558	7,055
Investment securities — available for sale	525,257	530,302
Loans receivable	1,246,146	1,204,589
Allowance for loan losses	(24,435)	(24,175)

Loans receivable, net	1,221,711	1,180,414
Bank premises and equipment, net	52,376	51,762
Foreclosed assets held for sale	663	758
Cash value of life insurance	6,900	6,850
Investments in unconsolidated affiliates	12,689	9,813
Accrued interest receivable	11,540	11,158
Deferred tax asset, net	9,433	8,821
Goodwill	37,527	37,527
Core deposit and intangibles	10,775	11,200
Other assets	14,458	11,152

Total assets	$1,970,910	$1,911,491

Liabilities and Stockholders’ Equity
Deposits:
Demand and non-interest-bearing	$225,340	$209,974
Savings and interest-bearing transaction accounts	538,860	512,184
Time deposits	743,243	704,950

Total deposits	1,507,443	1,427,108
Federal funds purchased	—	44,495
Securities sold under agreements to repurchase	98,545	103,718
FHLB and other borrowed funds	139,305	117,054
Accrued interest payable and other liabilities	11,846	8,504
Subordinated debentures	44,731	44,755

Total liabilities	1,801,870	1,745,634
Stockholders’ equity:
Preferred stock A, par value $0.01 in 2006 and 2005; 2,500,000 shares authorized in 2006 and 2005; 2,090,812 and 2,076,195 shares issued and outstanding in 2006 and 2005, respectively	21	21
Preferred stock B, par value $0.01 in 2006 and 2005; 3,000,000 shares authorized in 2006 and 2005; 169,760 and 169,079 shares issued and outstanding in 2006 and 2005, respectively	2	2
Common stock, par value $0.01 in 2006 and 2005; 25,000,000 shares authorized in 2006 and 2005; shares issued and outstanding 12,129,355 in 2006 and 12,113,865 in 2005	121	121
Capital surplus	146,638	146,285
Retained earnings	30,449	27,331
Accumulated other comprehensive loss	(8,191)	(7,903)

Total stockholders’ equity	169,040	165,857

Total liabilities and stockholders’ equity	$1,970,910	$1,911,491

See Condensed Notes to Consolidated Financial Statements.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

	Three Months Ended
	March 31,

	2006	2005

	(In thousands, except
	per share data)
	(Unaudited)
Interest income:
Loans	$21,842	$11,585
Investment securities
Taxable	4,725	4,241
Tax-exempt	967	521
Deposits — other banks	41	8
Federal funds sold	159	6

Total interest income	27,734	16,361

Interest expense:
Interest on deposits	9,529	4,695
Federal funds purchased	304	122
FHLB and other borrowed funds	1,476	681
Securities sold under agreements to repurchase	870	458
Subordinated debentures	749	399

Total interest expense	12,928	6,355

Net interest income	14,806	10,006
Provision for loan losses	484	1,051

Net interest income after provision for loan losses	14,322	8,955

Non-interest income:
Service charges on deposit accounts	2,052	1,692
Other services charges and fees	611	438
Trust fees	152	118
Data processing fees	193	106
Mortgage banking income	411	292
Insurance commissions	284	241
Income from title services	237	144
Increase in cash value of life insurance	51	64
Equity in loss of unconsolidated affiliates	(116)	—
Gain on sale of SBA loans	34	230
Loss on securities, net	—	(43)
Other income	492	531

Total non-interest income	4,401	3,813

Non-interest expense:
Salaries and employee benefits	7,348	5,260
Occupancy and equipment	2,005	1,492
Data processing expense	567	433
Other operating expenses	3,699	2,451

Total non-interest expense	13,619	9,636

Income before income taxes	5,104	3,132
Income tax expense	1,588	943

Net income available to all shareholders	3,516	2,189
Less: Preferred stock dividends	(155)	(130)

Income available to common shareholders	$3,361	$2,059

Basic earnings per share	$0.28	$0.18

Diluted earnings per share	$0.24	$0.16

See Condensed Notes to Consolidated Financial Statements.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity

						Accumulated
						Other
	Preferred	Preferred	Common		Retained	Comprehensive	Treasury
	Stock A	Stock B	Stock	Capital Surplus	Earnings	Income (Loss)	Stock	Total

	(In thousands, except share data(1))
Balances at December 31, 2004	$21	$—	$266	$90,455	$17,295	$(858)	$(569)	$106,610
Comprehensive income (loss):
Net income	—	—	—	—	2,189	—	—	2,189
Other comprehensive income (loss):
Unrealized loss on investment securities available for sale, net of tax effect of $3,835	—	—	—	—	—	(5,411)	—	(5,411)
Reclassification adjustment for gains included in income, net of $31 tax effect	—	—	—	—	—	44	—	44

Comprehensive income								(3,178)
Issuance of 3,750,813 common shares pursuant to acquisition of TC Bancorp	—	—	125	45,193	—	—	—	45,318
Net issuance of 6,810 shares of common stock from exercise of stock options	—	—	1	56	—	—	—	57
Cash dividends — Preferred Stock A, $0.06 per share	—	—	—	—	(130)	—	—	(130)
Cash dividends — Common Stock, $0.01 per share	—	—	—	—	(122)	—	—	(122)

Balances at March 31, 2005	21	—	392	135,704	19,232	(6,225)	(569)	148,555
Comprehensive income (loss):
Net income	—	—	—	—	9,257	—	—	9,257
Other comprehensive income (loss):
Unrealized loss on investment securities available for sale, net of tax effect of $1,528	—	—	—	—	—	(2,155)	—	(2,155)
Reclassification adjustment for gains included in income, net of $351 tax effect	—	—	—	—	—	495	—	495
Unconsolidated affiliates unrecognized loss on investment securities available for sale, net of taxes recorded by the unconsolidated affiliate	—	—	—	—	—	(18)	—	(18)

Comprehensive income								7,579
Three for one stock split	—	—	78	(78)	—	—	—	—
Reclassification for change in par value from $0.10 to $0.01 per share	—	—	(352)	352	—	—	—	—
Net issuance of 33,231 shares of common stock from exercise of stock options	—	—	—	400	—	—	—	400
Fractional shares associated with acquisition of TC Bancorp	—	—	—	(7)	—	—	—	(7)
Issuance of 335,526 common shares pursuant to acquisition of Mountain View Bancshares, Inc.	—	—	3	4,247	—	—	—	4,250
Issuance of 162,039 Preferred B shares pursuant to acquisition of Marine Bancorp, Inc.	—	2	—	6,267	—	—	—	6,269
Issuance of 15,366 shares of preferred stock A from exercise of stock options	—	—	—	2	—	—	—	2
Issuance of 7,040 shares of preferred stock B from exercise of stock options	—	—	—	130	—	—	—	130
Purchase of 16,289 shares of preferred stock A	—	—	—	(163)	—	—	—	(163)
Retirement of treasury stock	—	—	—	(569)	—	—	569	—
Cash dividends — Preferred Stock A, $0.19 per share	—	—	—	—	(390)	—	—	(390)
Cash dividends — Preferred Stock B, $0.33 per share	—	—	—	—	(54)	—	—	(54)
Cash dividends — Common Stock, $0.06 per share	—	—	—	—	(714)	—	—	(714)

Balances at December 31, 2005	21	2	121	146,285	27,331	(7,903)	—	165,857
See Condensed Notes to Consolidated Financial Statements.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity — (Continued)

						Accumulated
						Other
	Preferred	Preferred	Common		Retained	Comprehensive	Treasury
	Stock A	Stock B	Stock	Capital Surplus	Earnings	Income (Loss)	Stock	Total

	(In thousands, except share data(1))
Comprehensive income (loss):
Net income	—	—	—	—	3,516	—	—	3,516
Other comprehensive income (loss):
Unrealized loss on investment securities available for sale, net of tax effect of $179	—	—	—	—	—	(282)	—	(282)
Unconsolidated affiliates unrecognized loss on investment securities available for sale, net of taxes recorded by the unconsolidated affiliate	—	—	—	—	—	(6)	—	(6)

Comprehensive income								3,228
Net issuance of 16,174 shares of common stock from exercise of stock options	—	—	—	143	—	—	—	143
Issuance of 14,617 shares of preferred stock A from exercise of stock options	—	—	—	2	—	—	—	2
Issuance of 948 shares of preferred stock B from exercise of stock options	—	—	—	8	—	—	—	8
Tax benefit from stock options exercised	—	—	—	84	—	—	—	84
Share-based compensation	—	—	—	116	—	—	—	116
Cash dividends — Preferred Stock A, $0.06 per share	—	—	—	—	(131)	—	—	(131)
Cash dividends — Preferred Stock B, $0.14 per share	—	—	—	—	(24)	—	—	(24)
Cash dividends — Common Stock, $0.02 per share	—	—	—	—	(243)	—	—	(243)

Balances at March 31, 2006	$21	$2	$121	$146,638	$30,449	$(8,191)	$—	$169,040

(1)	All share and per share amounts have been restated to reflect the effect of the 2005 three for one stock split.
See Condensed Notes to Consolidated Financial Statements.

Home BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Period Ended March 31,

	2006	2005

	(In thousands)
	(Unaudited)
Operating Activities
Net income	$3,516	$2,189
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,090	647
Amortization/ Accretion	665	488
Share-based compensation	116	—
Tax benefits from stock options exercised	(84)	—
Gain on sale of assets	(89)	(558)
Provision for loan losses	484	1,051
Deferred income tax expense (benefit)	(420)	159
Equity in loss of unconsolidated affiliates	116	—
Increase in cash value of life insurance	(50)	(64)
Originations of mortgage loans held for sale	(22,115)	(13,875)
Proceeds from sales of mortgage loans held for sale	23,384	14,480
Changes in assets and liabilities:
Accrued interest receivable	(382)	(466)
Other assets	(3,306)	4,211
Accrued interest payable and other liabilities	3,426	(2,881)

Net cash provided by operating activities	6,351	5,381

Investing Activities
Net increase (decrease) in federal funds sold	(12,503)	5,880
Net increase in loans	(44,207)	(31,383)
Purchases of investment securities available for sale	(38,823)	(18,958)
Proceeds from maturities of investment securities available for sale	43,132	19,750
Proceeds from sales of investment securities available for sale	—	16,015
Proceeds from sale of loans	540	2,612
Proceeds from foreclosed assets held for sale	801	191
Purchases of premises and equipment, net	(1,704)	(1,307)
Acquisition of financial institution, net funds disbursed	—	8,757
Investments in unconsolidated affiliates	(3,000)	(9,091)

Net cash used in investing activities	(55,764)	(7,534)

Financing Activities
Net increase (decrease) in deposits	80,335	(2,950)
Net increase (decrease) in securities sold under agreements to repurchase	(5,173)	20,770
Net increase (decrease) in federal funds purchased	(44,495)	—
Net increase (decrease) in FHLB and other borrowed funds	22,251	1,127
Proceeds from exercise of stock options	153	57
Tax benefits from stock options exercised	84	—
Dividends paid	(398)	(252)

Net cash provided by financing activities	52,757	18,752

Net change in cash and due from banks	3,344	16,599
Cash and cash equivalents — beginning of year	44,679	19,813

Cash and cash equivalents — end of year	$48,023	$36,412

See Condensed Notes to Consolidated Financial Statements.

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements
(Unaudited)

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Home BancShares, Inc. (the Company or HBI) is a financial holding company headquartered in Conway, Arkansas. The Company is primarily engaged in providing a full range of banking services to individual and corporate customers through its subsidiaries and their branch banks in Arkansas and the Florida Keys. The Company is subject to competition from other financial institutions. The Company also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.
      A summary of the significant accounting policies of the Company follows:

Operating Segments
      The Company is organized on a subsidiary bank-by-bank basis upon which management makes decisions regarding how to allocate resources and assess performance. Each of the subsidiary banks provides a group of similar community banking services, including such products and services as loans, time deposits, checking and savings accounts. The individual bank segments have similar operating and economic characteristics and have been reported as one aggregated operating segment.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed assets. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets, management obtains independent appraisals for significant properties.

Principles of Consolidation
      The consolidated financial statements include the accounts of HBI and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in Unconsolidated Affiliates
      The Company has a 20.0% investment in White River Bancshares, Inc. (WRBI), which at March 31, 2006 totaled $11.4 million. The investment in WRBI is accounted for on the equity method. The Company’s share of WRBI operating loss included in non-interest income in the three months ended March 31, 2006 totaled $116,000. The Company’s share of WRBI unrealized loss on investment securities available for sale at March 31, 2006 amounted to $25,000. Although the Company purchased 20% of the common stock of WRBI on January 3, 2005, WRBI did not begin operations until May 1, 2005. See the “Acquisitions” footnote related to the Company’s acquisition of WRBI during 2005.
      The Company has invested funds representing 100% ownership in four statutory trusts which issue trust preferred securities. The Company’s investment in these trusts was $1.3 million at March 31, 2006 and December 31, 2005, respectively. Under generally accepted accounting principles, these trusts are not consolidated.

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
      The summarized financial information below represents an aggregation of the Company’s unconsolidated affiliates as of March 31, 2006 and 2005, and for the three-month periods then ended:

	March 31,

	2006	2005

	(In thousands)
Assets	261,779	44,332
Liabilities	203,825	43,000
Equity	57,954	1,332
Net income (loss)	(512)	—

Interim financial information
      The accompanying unaudited consolidated financial statements as of March 31, 2006 and 2005 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.
      The information furnished in these interim statements reflects all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operations in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company’s audited financial statements.
      Condensed financial information as of December 31, 2005 has been presented next to the interim consolidated balance sheet for informational purposes.

Earnings per Share
      Basic earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the period. The following table sets forth the computation of basic and diluted earnings per share (EPS) for the three-month periods ended March 31:

	2006	2005

	(In thousands)
Net income available to all shareholders	$3,516	$2,189
Less: Preferred stock dividends	(155)	(130)

Income available to common shareholders	$3,361	$2,059

Average shares outstanding	12,123	$11,745
Effect of common stock options	79	135
Effect of preferred stock options	28	27
Effect of preferred stock conversions	2,162	1,641

Diluted shares outstanding	14,392	$13,548

Basic earnings per share	$0.28	$0.18
Diluted earnings per share	$0.24	$0.16

2.	Acquisitions
      On September 1, 2005, HBI acquired Mountain View Bancshares, Inc., an Arkansas bank holding company. Mountain View Bancshares owned Bank of Mountain View, located in Mountain View, Arkansas

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
which had consolidated assets, loans and deposits of approximately $202.5 million, $68.8 million and $158.0 million, respectively, as of the acquisition date. The consideration for the merger was $44.1 million, which was paid approximately 90% in cash and 10% in shares of HBI common stock. As a result of this transaction, the Company recorded goodwill and a core deposit intangible of $13.2 million and $3.0 million, respectively.
      On June 1, 2005, HBI acquired Marine Bancorp, Inc., a Florida bank holding company. Marine Bancorp owned Marine Bank of the Florida Keys (subsequently renamed Marine Bank), located in Marathon, Florida, which had consolidated assets, loans and deposits of approximately $257.6 million, $215.2 million and $200.7 million, respectively, as of the acquisition date. The Company also assumed debt obligations with carrying values of $39.7 million, which approximated their fair market values as a result of the rates being paid on the obligations were at or near estimated current market rates. The consideration for the merger was $15.6 million, which was paid approximately 60.5% in cash and 39.5% in shares of HBI Class B preferred stock. As a result of this transaction, the Company recorded goodwill and a core deposit intangible of $4.6 million and $2.0 million, respectively.
      On January 3, 2005, HBI purchased 20% of the common stock of White River Bancshares, Inc. of Fayetteville, Arkansas for $9.1 million. White River Bancshares is a newly formed corporation, which owns all of the stock of Signature Bank of Arkansas, with branch locations in the northwest Arkansas area. At March 31, 2006 and December 31, 2005, White River Bancshares had approximately $217.2 million and $184.7 million in total assets, $178.7 million and $131.3 million in total loans and $157.9 million and $130.3 million in total deposits, respectively. In January 2006, White River Bancshares issued an additional $15.0 million of their common stock. To maintain a 20% ownership, the Company made an additional investment in White River Bancshares of $3.0 million in January 2006.
      Effective January 1, 2005, HBI purchased the remaining 67.8% of TCBancorp and its subsidiary Twin City Bank with branch locations in the Little Rock/ North Little Rock metropolitan area. The purchase brought our ownership of TCBancorp to 100%. HBI acquired, as of the effective date of this transaction, approximately $633.4 million in total assets, $261.9 million in loans and approximately $500.1 million in deposits. The Company also assumed debt obligations with carrying values of $20.9 million, which approximated their fair market values as a result of the rates being paid on the obligations were at or near estimated current market rates. The purchase price for the TCBancorp acquisition was $43.9 million, which consisted of the issuance of 3,750,000 shares (split adjusted) of HBI common stock and cash of approximately $110,000. As a result of this transaction, the Company recorded goodwill and a core deposit intangible of $1.1 million and $3.3 million, respectively. This transaction also increased to 100% HBI ownership of CB Bancorp and FirsTrust, both of which the Company had previously co-owned with TCBancorp.

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)

3.	Investment Securities
      The amortized cost and estimated market value of investment securities were as follows:

	March 31, 2006

	Available for Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value

	(In thousands)
U.S. government-sponsored enterprises	$165,262	$12	$(4,960)	$160,314
Mortgage-backed securities	254,014	8	(8,579)	245,443
State and political subdivisions	104,526	1,219	(759)	104,986
Other securities	14,979	—	(465)	14,514

Total	$538,781	$1,239	$(14,763)	$525,257

	December 31, 2005

	Available for Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value

	(In thousands)
U.S. government-sponsored enterprises	$162,165	$27	$(4,723)	$157,469
Mortgage-backed securities	264,666	16	(8,209)	256,473
State and political subdivisions	102,928	1,279	(746)	103,461
Other securities	13,571	—	(672)	12,899

Total	$543,330	$1,322	$(14,350)	$530,302

      Assets, principally investment securities, having a carrying value of approximately $382.9 million and $276.1 million at March 31, 2006 and December 31, 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. Also, investment securities pledged as collateral for repurchase agreements totaled approximately $99.1 million and $110.5 million at March 31, 2006 and December 31, 2005, respectively.
      During the three months ended March 31, 2006, no available for sale securities were sold. During the three-month period ended March 31, 2005, investment securities available for sale with a fair value at the date of sale of approximately $16.0 million were sold. The gross realized gains on such sales totaled $38,000 for the three-month period ended March 31, 2005. The gross realized loss on such sales totaled $81,000 for the three-month period ended March 31, 2005. The income tax expense related to net security gains was $15,000 for the three-month period ended March 31, 2005. The income tax benefit related to net security losses was $32,000 for the three-month period ended March 31, 2005.

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)

4.	Loans Receivable and Allowance for Loan Losses
      The various categories of loans are summarized as follows:

	March 31,	December 31,
	2006	2005

	(In thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$422,618	$411,839
Construction/land development	331,532	291,515
Agricultural	13,197	13,112
Residential real estate loans
Residential 1-4 family	220,273	221,831
Multifamily residential	36,425	34,939

Total real estate	1,024,045	973,236
Consumer	39,599	39,447
Commercial and industrial	166,025	175,396
Agricultural	8,287	8,466
Other	8,190	8,044

Total loans receivable before allowance for loan losses	1,246,146	1,204,589
Allowance for loan losses	24,435	24,175

Total loans receivable, net	$1,221,711	$1,180,414

      The following is a summary of activity within the allowance for loan losses:

	2006	2005

	(Dollars in thousands)
Balance, beginning of year	$24,175	$16,345
Additions
Provision charged to expense	484	1,051
Twin City Bank allowance for loan losses	—	4,742
Deductions
Losses charged to allowance, net of recoveries of $262 and $105 for the first three months of 2006 and 2005, respectively	224	156

Balance, March 31	$24,435	21,982

Additions
Provision charged to expense		2,776
Marine Bank and Bank of Mountain View allowance for loan losses		3,022
Deductions
Losses charged to allowance, net of recoveries of $745 for the last nine months of 2005		3,605

Balance, end of year		$24,175

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
      At March 31, 2006 and December 31, 2005, accruing loans delinquent 90 days or more totaled $411,000 and $426,000, respectively. Non-accruing loans at March 31, 2006 and December 31, 2005 were $7.8 million and $7.9 million, respectively.
      During the three-month periods ended March 31, 2006 and 2005, the Company sold $506,000 and $2.4 million, respectively, of the guaranteed portion of certain SBA loans, which resulted in gains of $34,000 and $230,000 during 2006 and 2005, respectively.
      Mortgage loans held for resale of approximately $1.7 million and $3.0 million at March 31, 2006 and December 31, 2005, respectively, are included in residential 1 - 4 family loans. Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis.
      At March 31, 2006 and December 31, 2005, impaired loans totaled $6.3 million and $5.1 million, respectively. As of March 31, 2006 and 2005, average impaired loans were $5.7 million and $9.8 million, respectively. All impaired loans had designated reserves for possible loan losses. Interest recognized on impaired loans during 2006 and 2005 was immaterial.
5.     Goodwill and Core Deposit Intangibles
      Changes in the carrying amount and accumulated amortization of the Company’s core deposit intangibles at March 31, 2006 and December 31, 2005, were as follows:

	March 31,	December 31,
	2006	2005

	(In thousands)
Gross carrying amount	$13,457	$13,457
Accumulated amortization	2,682	2,257

Net carrying amount	$10,775	$11,200

      Core deposit intangible amortization for the three months ended March 31, 2006 and 2005 was approximately $425,000 and $309,000, respectively. Including all of the mergers completed, HBI’s estimated amortization expense of core deposit for each of the years 2006 through 2010 is $1.8 million.
      The carrying amount of the Company’s goodwill was $37.5 million at March 31, 2006 and December 31, 2005. Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

6.	Deposits
      The aggregate amount of time deposits with a minimum denomination of $100,000 was $388.6 million and $403.0 million at March 31, 2006 and December 31, 2005, respectively. Interest expense applicable to certificates in excess of $100,000 totaled $3.9 million and $2.1 million at March 31, 2006 and 2005, respectively.
      Deposits totaling approximately $223.2 million and $236.1 million at March 31, 2006 and December 31, 2005, respectively, were public funds obtained primarily from state and political subdivisions in the United States.
7.     FHLB and Other Borrowed Funds
      The Company’s FHLB and other borrowed funds were $139.3 million and $117.1 million at March 31, 2006 and December 31, 2005, respectively. The outstanding balance for March 31, 2006 includes $16.1 million of short-term advances and $123.2 million of long-term advances. The outstanding balance for

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 includes $4.0 million of short-term advances and $113.1 million of long-term advances. Short-term borrowings consist of U.S. TT&L notes and short-term FHLB borrowings. Long-term borrowings consist of long-term FHLB borrowings and a line of credit with another financial institution.
      Long-term borrowings at March 31, 2006 and December 31, 2005 consisted of the following components.

	March 31,	December 31,
	2006	2005

	(In thousands)
Line of Credit, due 2009, at a floating rate of 0.75% below Prime, secured by bank stock	$—	$14,000
FHLB advances, due 2006 to 2020, 1.98% to 5.96% secured by residential real estate loans	123,248	99,118

Total long-term borrowings	$123,248	$113,118

8.	Subordinated Debentures
      Subordinated Debentures at March 31, 2006 and December 31, 2005 consisted of guaranteed payments on trust preferred securities with the following components.

	March 31,	December 31,
	2006	2005

	(In thousands)
Subordinated debentures, due 2033, fixed at 6.40%, during the first five years and at a floating rate of 3.15% above the three-month LIBOR rate, reset quarterly, thereafter, callable in 2008 without penalty	$20,619	$20,619
Subordinated debentures, due 2030, fixed at 10.60%, callable in 2010 with a penalty ranging from 5.30% to 0.53% depending on the year of prepayment, callable in 2020 without penalty	3,493	3,516
Subordinated debentures, due 2033, floating rate of 3.15% above the three-month LIBOR rate, reset quarterly, callable in 2008 without penalty	5,155	5,155
Subordinated debentures, due 2035, fixed rate of 6.81% during the first ten years and at a floating rate of 1.38% above the three-month LIBOR rate, reset quarterly, thereafter, callable in 2010 without penalty	15,464	15,465

Total subordinated debt	$44,731	$44,755

      As a result of the acquisition of Marine Bancorp, Inc., the Company has an interest rate swap agreement that effectively converts the floating rate on the $5.2 million trust preferred security noted above into a fixed interest rate of 7.29%, thus reducing the impact of interest rate changes on future interest expense until 2009.
      The trust preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment subject to certain limitations. Distributions on these securities are included in interest expense. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Company, the sole asset of each trust. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The Company wholly owns the common securities of each trust. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated debentures. The Company’s obligations under the junior subordinated securities and other

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of each respective trust’s obligations under the trust securities issued by each respective trust.

9.	Income Taxes
      The following is a summary of the components of the provision for income taxes for the three-month periods ended March 31:

	2006	2005

	(In thousands)
Current:
Federal	$1,675	$654
State	333	130

Total current	2,008	784

Deferred:
Federal	(350)	133
State	(70)	26

Total deferred	(420)	159

Provision for income taxes	$1,588	$943

      The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows for the three-month periods ended March 31:

	2006	2005

Statutory federal income tax rate	35.00%	35.00%
Effect of nontaxable interest income	(6.19)	(5.81)
Cash surrender value of life insurance	(0.35)	(0.70)
State taxes	1.98	2.23
Other	0.69	(0.61)

Effective income tax rate	31.13%	30.11%

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities, and their approximate tax effects, are as follows:

	March 31,	December 31,
	2006	2005

	(In thousands)
Deferred tax assets:
Allowance for loan losses	$9,421	$9,229
Deferred compensation	246	249
Defined benefit pension plan	109	109
Stock options	77	—
Non-accrual interest income	466	466
Investment in unconsolidated subsidiary	382	336
Unrealized loss on securities	5,297	5,105
Other	280	349

Gross deferred tax assets	16,278	15,843

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	2,175	2,237
Core deposit intangibles	4,048	4,211
Market value of cash flow hedge	38	25
FHLB dividends	420	393
Other	164	156

Gross deferred tax liabilities	6,845	7,022

Net deferred tax assets	$9,433	$8,821

10.	Common Stock and Stock Compensation Plans
      On March 13, 2006, the Company’s board of directors adopted the 2006 Stock Option and Performance Incentive Plan. The Plan will be submitted to the shareholders for approval at the 2006 annual meeting of shareholders. The purpose of the Plan is to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate those persons to improve our business results.
      The Plan amends and restates various prior plans that were either adopted by the Company or companies that were acquired. Awards made under any of the prior plans will be subject to the terms and conditions of the Plan, which is designed not to impair the rights of award holders under the prior plans. The Plan goes beyond the prior plans by including new types of awards (such as unrestricted stock, performance shares, and performance and annual incentive awards) in addition to the stock options (incentive and non-qualified), stock appreciation rights, and restricted stock that could have been awarded under one or more of the prior plans. In addition, the Company’s outstanding preferred stock options are also subject to the Plan.
      As of March 13, 2006, options for a total of 613,604 shares of common stock outstanding under the prior plans became subject to the Plan. Also, on that date, the Company’s board of directors replaced 341,000 outstanding stock appreciation rights with 354,640 options, each with an exercise price of $13.18. During 2005, the Company had issued 341,000 stock appreciation rights at $12.67 for certain executive employees throughout the Company. The appreciation rights were on a five-year cliff-vesting schedule with all appreciation rights vesting on December 31, 2009. The vesting was also subject to various financial

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
performance goals of the Company and the subsidiary banks over the five-year period ending January 1, 2010. The options issued in replacement of the stock appreciation rights are subject to achievement of the same financial goals by the Company and the bank subsidiaries over the five-year period ending January 1, 2010.
      On January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), using the modified-prospective-transition method. Under that transition method, compensation cost is recognized beginning in 2006 includes: (a) the compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, and (b) the compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method. Total unrecognized compensation cost, net of income tax benefit, related to non-vested awards which are expected to be recognized over the next 3.75 years was $800,000 as of March 31, 2006.
      As a result of adopting SFAS 123(R), the Company’s income before income taxes and net income for the three months ended March 31, 2006, are $116,000 and $70,000 lower, respectively, than if the Company had continued to account for share-based compensation under the intrinsic method. Basic and diluted earnings per share for the three months ended March 31, 2006, would have been $0.28 and $0.25, respectively, if the Company had not adopted Statement 123(R), compared to reported basic and diluted earnings per share of $0.28 and $0.24, respectively. For purposes of pro forma disclosures as required by SFAS No. 123(R), the estimated fair value of stock options is amortized over the options’ vesting period. The following table presents the required pro forma disclosures related to net income for the three months ended March 31, 2005 for the options granted:

2005

(In thousands
except per share
data)
Basic pro forma
Net income available to common shareholders — as reported	$2,059
Less: Total stock-based employee compensation cost determined under the fair value based method, net of tax	18

Net income available to common shareholders — pro forma	$2,041

Basic earnings per share — as reported	$0.18
Basic earnings per share — pro forma	0.17
Diluted pro forma
Net income — as reported	$2,189
Less: Total stock-based employee compensation cost determined under the fair value based method, net of tax	18

Net income — pro forma	$2,171

Diluted earnings per share — as reported	$0.16
Diluted earnings per share — pro forma	0.16

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)
      The table below summarized the transactions under the Company’s stock option plans (split adjusted) at March 31, 2006 and 2005 and changes during the three-month periods then ended:

	For Three Months Ended		For the Year Ended
	March 31, 2006		December 31, 2005

		Weighted-		Weighted-
		Average		Average
	Shares	Exercisable	Shares	Exercisable
	(000)	Price	(000)	Price

Outstanding, beginning of year	630	$9.50	453	$9.46
Granted	354	13.18	75	12.67
Options of acquired institution	—	—	168	10.80
Forfeited	—	—	(23)	8.78
Exercised	(16)	9.40	(43)	11.48

Outstanding, end of period	968	11.22	630	10.07

Exercisable, end of period	481	$9.50	497	$9.50

      The weighted-average fair value of options granted during the three months ended March 31, 2006 and year-ended December 31, 2005, was $3.08 and $3.90, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For Three Months Ended	For the Year Ended
	March 31, 2006	December 31, 2005

Expected dividend yield	0.61%	0.63%
Expected stock price volatility	8.95%	10.00%
Risk-free interest rate	4.78%	4.39%
Expected life of options	6.3 years	10.0 years
      The following is a summary of currently outstanding and exercisable options at March 31, 2006:

Options Outstanding				Options Exercisable

		Weighted-
	Options	Average	Weighted-	Options	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
	Shares	Contractual Life	Exercise	Shares	Exercise
Exercise Prices	(000)	(in years)	Price	(000)	Price

$ 7.33 to $ 8.33	223	6.2	$7.45	221	$7.45
$ 9.33 to $10.31	126	7.8	10.14	111	10.18
$11.34 to $11.67	80	7.8	11.40	71	11.36
$12.67 to $12.67	184	10.7	12.67	78	12.67
$13.18 to $13.18	355	8.8	13.18	—	—

	968			481

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)

11.	Non-Interest Expense
      The table below shows the components of non-interest expense for the three months ended March 31, 2006 and 2005:

	2006	2005

	(In thousands)
Salaries and employee benefits	$7,348	$5,260
Occupancy and equipment	2,005	1,492
Data processing expense	567	433
Other operating expenses:
Advertising	558	466
Amortization of intangibles	425	309
ATM expense	118	100
Directors’ fees	204	86
Due from bank service charges	70	74
FDIC and state assessment	125	122
Insurance	223	136
Legal and accounting	282	176
Other professional fees	134	106
Operating supplies	229	150
Postage	163	121
Telephone	220	123
Other expense	948	482

Total other operating expenses	3,699	2,451

Total non-interest expense	$13,619	$9,636

12.	Concentration of Credit Risks
      The Company’s primary market area is in central Arkansas and the Florida Keys (Monroe County). The Company primarily grants loans to customers located within these geographical areas unless the borrower has an established relationship with the Company.
      The diversity of the Company’s economic base tends to provide a stable lending environment. The Company maintains a diversified loan portfolio and does not have a concentration of credit risk in any particular industry or economic sector. Although the Company has a loan portfolio that is diversified in both industry and geographic area, a substantial portion of its debtors’ ability to honor their contracts is dependent upon real estate values, tourism demand and the economic conditions prevailing in its market areas.

13.	Significant Estimates and Concentrations
      Accounting principles generally accepted in the United Sates of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses and certain concentrations of credit risk are reflected in Note 4, while deposit concentrations are reflected in Note 6.

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)

14.	Commitments and Contingencies
      In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of their customers. These commitments and contingent liabilities include lines of credit and commitments to extend credit and issue standby letters of credit. The Company applies the same credit policies and standards as they do in the lending process when making these commitments. The collateral obtained is based on the assessed creditworthiness of the borrower.
      At March 31, 2006 and December 31, 2005, commitments to extend credit of $267.2 million and $266.5 million, respectively, were outstanding. A percentage of these balances are participated out to other banks; therefore, the Company can call on the participating banks to fund future draws. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.
      Outstanding standby letters of credit are contingent commitments issued by the Company, generally to guarantee the performance of a customer in third-party borrowing arrangements. The term of the guarantee is dependent upon the credit worthiness of the borrower some of which are long-term. The maximum amount of future payments the Company could be required to make under these guarantees at March 31, 2006 and December 31, 2005, is $20.8 million and $21.0 million, respectively.
      The Company and/or its subsidiary banks have various unrelated legal proceedings, most of which involve loan foreclosure activity pending, which, in the aggregate, are not expected to have a material adverse effect on the financial position of the Company and its subsidiaries.

15.	Regulatory Matters
      The Company’s subsidiaries are subject to a legal limitation on dividends that can be paid to the parent company without prior approval of the applicable regulatory agencies. Arkansas bank regulators have specified that the maximum dividend limit state banks may pay to the parent company without prior approval is 75% of the current year earnings plus 75% of the retained net earnings of the preceding year. Under Florida state banking law, regulatory approval will be required if the total of all dividends declared in any calendar year by the Bank exceeds the Bank’s net profits to date for that year combined with its retained net profits for the preceding two years. As the result of special dividends paid by the Company’s subsidiary banks during to 2005 to help provide cash for the Marine Bancorp, Inc. and Mountain View Bancshares, Inc. acquisitions, the Company’s subsidiary banks did not have any significant undivided profits available for payment of dividends to the Company, without prior approval of the regulatory agencies at March 31, 2006.
      The Federal Reserve Board’s risk-based capital guidelines include the definitions for (1) a well-capitalized institution, (2) an adequately-capitalized institution, and (3) and undercapitalized institution. The criteria for a well-capitalized institution are: a 5% “Tier 1 leverage capital” ratio, a 6% “Tier 1 risk-based capital” ratio, and a 10% “total risk-based capital” ratio. As of March 31, 2006, each of the five subsidiary banks met the capital standards for a well-capitalized institution. The Company’s “Tier 1 leverage capital” ratio, “Tier 1 risk-based capital” ratio, and “total risk-based capital” ratio was 9.31%, 12.13%, and 13.38%, respectively, as of March 31, 2006.

Home BancShares, Inc. and Subsidiaries
Condensed Notes to Consolidated Financial Statements — (Continued)

16.	Additional Cash Flow Information
      In connection with the Twin City Bancorp acquisition accounted for using the purchase method, the Company acquired approximately $633 million in assets, assumed $569 million in liabilities, issued $45 million of equity and received net funds of $9 million during the three months ended March 31, 2005. The company paid interest and taxes during the three months ended as follows:

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)
Interest paid	$12,903	$6,098
Income taxes paid	—	1,350

17.	Recent Accounting Pronouncements
      In February 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Accounting Standards No. 155 (“SFAS 155”) Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. It establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. The primary objective of this Statement with respect to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, is to simplify accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. The primary objective of this Statement with respect to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, is to eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity (QSPE) may hold. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this accounting standard is not expected to have a material impact on the Company’s financial statements.
      In March 2006, the FASB issued Statement of Accounting Standards No. 156 (“SFAS 156”) Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. It establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement is effective for fiscal years beginning after September 15, 2006. The adoption of this accounting standard is not expected to have a material impact on the Company’s financial statements.

Consolidated Financial Statements
TCBancorp, Inc. and Subsidiary
Years ended December 31, 2004 and 2003

TCBancorp, Inc. and Subsidiary
Consolidated Financial Statements
Years ended December 31, 2004 and 2003
Report of Independent Registered Public Accounting Firm
The Board of Directors and
Stockholders of TCBancorp, Inc.
      We have audited the accompanying consolidated balance sheet of TCBancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBancorp, Inc. and subsidiary at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Little Rock, Arkansas
March 11, 2005

TCBancorp, Inc. and Subsidiary
Consolidated Balance Sheets

	December 31

	2004	2003

Assets
Cash and due from banks	$9,038,802	$9,221,345
Federal funds sold	3,660,000	—
Investment securities — available for sale	327,189,427	194,278,868
Loans receivable	261,926,661	204,884,112
Allowance for loan losses	(4,740,649)	(3,483,498)

Loans receivable, net	257,186,012	201,400,614
Bank premises and equipment, net	14,590,106	11,099,596
Investments in unconsolidated affiliates	9,243,360	8,659,251
Accrued interest receivable	2,658,800	1,605,161
Goodwill	1,132,109	98,389
Core deposit intangible, net	288,503	—
Other real estate owned	—	1,712,700
Income tax receivable	138,536	534,571
Other assets	5,223,518	1,996,500

Total assets	$630,349,173	$430,606,995

Liabilities and Stockholders’ Equity
Deposits:
Demand, non-interest-bearing	$56,183,562	$39,438,879
Savings and interest-bearing transaction accounts	165,244,655	107,226,763
Time certificates of deposit	278,715,558	177,820,899

Total deposits	500,143,775	324,486,541
Federal funds purchased	—	9,630,000
Securities sold under agreements to repurchase	45,754,078	35,551,396
Federal Home Loan Bank borrowings	20,883,900	—
Accrued interest and other liabilities	1,928,152	696,475

Total liabilities	568,709,905	370,364,412
Stockholders’ equity:
Common stock, par value $0.01; 3,000,000 shares authorized; 2,286,515 and 2,283,075 shares issued and outstanding in 2004 and 2003, respectively	22,865	22,831
Capital surplus	61,217,100	61,122,534
Retained earnings	2,688,362	157,331
Accumulated other comprehensive loss	(2,289,059)	(1,060,113)

Total stockholders’ equity	61,639,268	60,242,583

Total liabilities and stockholders’ equity	$630,349,173	$430,606,995

See accompanying notes.

TCBancorp, Inc. and Subsidiary
Consolidated Statements of Income

	Year ended December 31

	2004	2003

Interest income:
Loans	$12,297,715	$8,830,893
Investment securities:
Taxable	7,948,791	4,365,984
Tax-exempt	522,771	129,280
Federal funds sold	68,020	54,793

Total interest income	20,837,297	13,380,950
Interest expense:
Interest on deposits	6,804,296	4,089,339
Federal funds purchased	60,556	22,040
Federal Home Loan Bank borrowings	390,081	—
Securities sold under agreements to repurchase	150,778	449,495

Total interest expense	7,405,711	4,560,874

Net interest income	13,431,586	8,820,076
Provision for loan losses	1,260,000	1,667,000

Net interest income after provision for loan losses	12,171,586	7,153,076
Non-interest income:
Service charges on deposit accounts	1,756,345	917,933
Other income, charges, and fees	733,415	744,306
Equity in income (loss) of unconsolidated affiliates	396,471	(97,589)
Gain on sale of securities	115,534	257,842

Total non-interest income	3,001,765	1,822,492
Non-interest expense:
Salaries and employee benefits	5,233,085	3,831,782
Occupancy and equipment	2,399,576	1,488,441
Other operating expenses	3,886,137	3,075,920

Total non-interest expense	11,518,798	8,396,143

Income before income taxes	3,654,553	579,425
Income tax expense	1,123,522	138,404

Net income	$2,531,031	$441,021

See accompanying notes.

TCBancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders’ Equity

				Accumulated
				Other
			Retained	Comprehensive
	Common	Capital	(Deficit)	Income
	Stock	Surplus	Earnings	(Loss)	Total

Balances at January 1, 2003	$14,069	$37,073,816	$(283,690)	$203,295	$37,007,490
Comprehensive income (loss):
Net income	—	—	441,021	—	441,021
Other comprehensive income (loss):
Unrealized losses on investment securities available for sale, net of $738,513 tax effect	—	—	—	(1,433,584)	(1,433,584)
Reclassification adjustment for gains included in income, net of $87,666 tax effect	—	—	—	170,176	170,176

Comprehensive loss, net					(822,387)
Issuance of stock awards — 3,440 shares	35	94,565	—	—	94,600
Sale of stock offerings, net of offering costs of $37,140 — 872,728 shares	8,727	23,954,153	—	—	23,962,880

Balances at December 31, 2003	22,831	61,122,534	157,331	(1,060,113)	60,242,583
Comprehensive income (loss):
Net income	—	—	2,531,031	—	2,531,031
Other comprehensive income (loss):
Unrealized losses on investment securities available for sale, net of $923,354 tax effect	—	—	—	(1,300,242)	(1,300,242)
Reclassification adjustment for gains included in income, net of $44,238 tax effect	—	—	—	71,296	71,296

Comprehensive gain, net					1,302,085
Issuance of stock awards — 3,440 shares	34	94,566	—	—	94,600

Balances at December 31, 2004	$22,865	$61,217,100	$2,688,362	$(2,289,059)	$61,639,268

See accompanying notes.

TCBancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Year ended December 31

	2004	2003

Operating Activities
Net income	$2,531,031	$441,021
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	865,901	470,441
Amortization	687,127	30,672
Loss on sale of assets	1,584	—
Gain on sale of securities available for sale	(115,534)	(257,842)
Stock bonus compensation	94,600	94,600
Provision for loan losses	1,260,000	1,667,000
Deferred income taxes	(197,514)	(38,901)
Equity in (income) loss of unconsolidated affiliates	(396,471)	97,589
Originations of mortgage loans held for sale	(14,238,978)	(34,668,915)
Proceeds from sale of mortgage loans held for sale	14,526,628	34,583,265
Changes in operating assets and liabilities:
Accrued interest receivable	(1,026,639)	(603,971)
Other assets	222,991	(145,981)
Accrued interest and other liabilities	1,570,712	(558,747)

Net cash provided by operating activities	5,785,438	1,110,231
Investing Activities
Purchases of investment securities	(262,677,805)	(251,189,651)
Purchase of FHLB stock	(2,373,100)	—
Proceeds from maturities of investment securities	69,246,288	109,795,286
Proceeds from sales of investment securities	57,909,309	40,958,645
Net increase in loans	(51,422,048)	(74,978,741)
Net (increase) decrease in federal funds sold	(3,660,000)	4,000,000
Purchases of bank premises and equipment, net	(3,762,582)	(6,802,533)
Proceeds on sale of other real estate owned	1,718,351	—
Cash acquired in branch acquisition	9,332,790	—
Investments in unconsolidated affiliates	(180,000)	(8,718,500)

Net cash used in investing activities	(185,868,797)	(186,935,494)
Financing Activities
Net proceeds from common stock issuance	—	23,962,880
Net increase in deposits	158,574,234	139,899,045
Net increase in securities sold under agreements to repurchase	10,072,682	14,181,793
Net increase in FHLB borrowings	20,883,900	—
Increase (decrease) in federal funds purchased	(9,630,000)	9,630,000

Net cash provided by financing activities	179,900,816	187,673,718

Net change in cash and due from banks	(182,543)	1,848,455
Cash and due from banks at beginning of year	9,221,345	7,372,890

Cash and due from banks at end of year	$9,038,802	$9,221,345

Cash paid for:
Interest	$6,825,407	$4,598,276
Income taxes	925,000	1,355,000
See accompanying notes.

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

1.	Summary of Significant Accounting Policies

Nature of Operations
      TCBancorp, Inc. (the Company) is a bank holding company headquartered in North Little Rock, Arkansas, which began operations during 2000 after purchasing an existing bank charter. The Company operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state-chartered bank named Twin City Bank (the Bank). The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. The Bank has branch locations in central Arkansas.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Twin City Bank. Significant intercompany transactions and amounts have been eliminated in consolidation.

Use of Estimates
      In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Investment Securities
      Interest on investment securities is recorded as income as it is earned. Gains or losses on the sale of securities are determined using the specific identification method. Management determines the classification of securities as available for sale, held to maturity, or trading. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.
      Securities available for sale are reported at fair value with unrealized gains and losses reported as a separate component of stockholders’ equity and other comprehensive income (loss). These securities are held for indefinite periods of time and are used as a part of the Company’s asset/liability management strategy and may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors.
      Securities held to maturity are reported at amortized historical cost. Securities that management has the intent and ability to hold until maturity are classified as held to maturity. There were no securities classified as held to maturity or trading at December 31, 2004 or 2003.
      Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs. Interest on loans is calculated by using the simple interest method on the daily balances of the principal amount outstanding.
      The allowance for loan losses is established through a provision for loan losses charged against income. The allowance represents an amount that, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible. The amounts of provisions to the allowance for loan losses are based on management’s judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
loan losses and required additions to the reserve are (1) an internal grading system and (2) a peer group analysis. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers’ ability to pay or the value of collateral securing the loans, and other relevant factors.
      Loans considered impaired, under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All non-accrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When accrual of interest is discontinued, all unpaid accrued interest is reversed.
      Loans are placed on non-accrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for loan losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, but payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least three months, and the Company reasonably expects to collect all principal and interest.

Foreclosed Assets Held for Sale
      Real estate and personal properties acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at estimated fair value at the date of foreclosure, establishing a new book value.
      Valuations are periodically performed by management, and the real estate is carried at the lower of book value or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included in other operating expenses.
      At December 31, 2004 and 2003, real estate acquired in settlement of loans was approximately $0 and $1.71 million, respectively. The amount at December 31, 2003, included a property valued at approximately $1.70 million which was subsequently sold on January 31, 2004, for $1.72 million in net proceeds.

Bank Premises and Equipment
      Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. The assets’ estimated useful lives for book purposes are as follows:

Bank premises	15-40 years
Furniture, fixtures, and equipment	3-15 years

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

Intangible Assets
      Intangible assets consist of goodwill and core deposit intangible. Goodwill of $110,000 arose from the purchase of an existing charter during 2000 and, prior to 2003, was being amortized using the straight-line method over 15 years. During 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill is no longer amortized but subjected to annual impairment tests in accordance with SFAS No. 142. The Company performed its annual impairment test of goodwill as of December 31, 2004, as required by SFAS No. 142. This test indicated no impairment of the Company’s goodwill. At December 31, 2004 and 2003, goodwill totaled $1,132,109 and $98,389, respectively.

Investments in Unconsolidated Affiliates
      During 2003, the Company invested $8.6 million, which represents a 20% ownership in CB Bancorp, Inc. (CBB). The remaining 80% is owned by Home Bancshares, Inc. The investment in CBB is accounted for on the equity method. The Company’s share of earnings of CBB is included in non-interest income. The Company’s share of CBB’s earnings in 2004 and 2003 amounted to $582,583 and $51,241, respectively.
      On March 1, 2004, the Bank purchased a bank branch operation, which provides a stronger market presence to the Company, from Community Bank, Inc. (CBI), a wholly owned subsidiary of CBB, which is an affiliate of the Company. The Company acquired approximately $5.9 million in loans and approximately $17.1 million in deposits in this transaction. The Company received approximately $9.1 million in cash from CBI as a result of the net settlement of assets acquired and liabilities assumed. This acquisition resulted in recording approximately $1.0 million of goodwill and $327,000 of core deposit intangibles. The recorded goodwill is deductible for tax purposes. The core deposit intangibles are being amortized on a straight-line basis over seven years. Amortization expense related to the core deposit intangibles will be $47,000 for 2005 through 2010 and $7,000 in 2011. The Company has a 20% ownership interest in CBI’s parent company, CB Bancorp, Inc. Operations of the branch are included in the Company’s income statement from March 1, 2004.
      During 2001, the Company invested $140,000, which represents a 50% ownership in Firstrust, Inc. (Firstrust). During 2004 and 2003, the Company contributed additional equity in Firstrust of $180,000 and $118,500, respectively. The investment in Firstrust is accounted for on the equity method. The Company’s share of earnings and losses of Firstrust is included in non-interest income. The Company’s share of Firstrust’s operating loss in 2004 and 2003 amounted to $186,112 and $148,830, respectively.
      The summarized financial information below represents an aggregation of the Company’s unconsolidated affiliates as of December 31, 2004 and 2003, and for the years then ended:

	2004	2003

Assets	$325,941,080	$371,857,655
Liabilities	279,745,658	328,521,425
Equity	46,195,422	43,336,230
Net income	2,540,134	57,979

Securities Sold Under Agreements to Repurchase
      The Company sells securities under agreements to repurchase to meet customer needs for sweep accounts. At the point funds deposited by customers become investable, those funds are automatically swept to a companion investment account and are used to purchase securities owned by the Company and held in its general account with the designation of Customers’ Securities. A third party maintains control over the securities underlying overnight repurchase agreements. The securities involved in these transactions are generally U.S. Treasury or Federal Agency issues. Securities sold under agreements to repurchase generally

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
mature on the banking day following that on which the investment was initially purchased and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.

Income Taxes
      The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax bases using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
      The Company and its subsidiary file consolidated tax returns. Its subsidiary provides for income taxes on a separate return basis, and remits to the Company amounts determined to be currently payable.

Advertising and Public Relations
      Advertising and public relations costs are expensed as incurred and totaled $797,272 and $684,787 for the years ended December 31, 2004 and 2003, respectively.

Employee Benefit Plan
      The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees’ contributions based on a percentage of salary contributed by participants. The plan also allows for discretionary employer contributions. The Company’s expense for the plan was $203,888 and $157,252 in 2004 and 2003, respectively, which is included in salaries and employee benefits.

Regulatory Requirements
      The Bank is required to meet Federal Reserve System average reserve requirements by maintaining certain minimum balances of cash or non-interest-bearing deposits. At December 31, 2004 and 2003, the required minimum balance was $978,000 and $627,000, respectively.

Statement of Cash Flows
      The Company considers all cash, amounts due from depository institutions, and interest-bearing deposits in other banks to be cash and due from banks for balance sheet and statement of cash flow purposes.

Fair Values of Financial Instruments
      The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed in these notes (see Note 15):
      Cash and due from banks — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.
      Federal funds sold — The carrying amount of federal funds sold approximates its fair value.
      Investment securities — available for sale — Fair values for investment securities available for sale are based on quoted market values.
      Loans receivable, net — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are assumed to approximate the carrying amounts. The fair values for fixed-rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.
      Accrued interest receivable — The carrying amount of accrued interest receivable approximates its fair value.
      Deposits — The fair values of demand and savings deposits are, by definition, equal to the amount payable on demand and therefore approximate their carrying amounts. The fair values for time deposits are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered on time deposits with similar contractual maturities.
      Accrued interest payable — The carrying amount of accrued interest payable approximates its fair value.
      Federal funds purchased and securities sold under agreements to repurchase — For federal funds purchased and securities sold under agreements to repurchase, the carrying amount is a reasonable estimate of fair value given the short-term nature of these financial instruments.
      Federal Home Loan Bank borrowings — For short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

Recent Accounting Pronouncements
      AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for impaired loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effects of this new guidance on the Company’s consolidated financial statements will depend on future acquisition activity.
      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees,and amends FASB Statement No. 95, Statement of Cash Flows. Generally the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      Statement 123(R) must be adopted as of the beginning of the first annual reporting period that begins after December 15, 2005 (calendar year 2006). The Company expects to adopt Statement 123(R) as of January 1, 2006.
      Statement 123(R) permits companies to adopt its requirements using one of two methods: (1) a “modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date or (2) a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company is currently evaluating the impact that this statement will have on its financial statements, and the Company will adopt Statement 123(R) on the effective date.

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
      In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 105, Application of Accounting Principles to Loan Commitments. SAB No. 105 summarized the SEC staff views regarding the application of accounting principles generally accepted in the United States to loan commitments accounted for as derivative instruments. Under the provisions of SAB No. 105, interest rate lock commitments for mortgage loans to be sold should be accounted for as derivative instruments and should be measured at fair value without consideration of any expected future cash flows associated with servicing of the underlying loan. SAB No. 105 was effective for loan commitments accounted for as derivatives entered into after March 31, 2004, and did not have a material impact on the Company’s statement of position, results of operations, or cash flows.

2.	Investment Securities
      The amortized cost and estimated market value of available-for-sale investment securities were as follows:

	December 31, 2004

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Obligations of U.S. Government-sponsored enterprises	$117,770,213	$811	$(1,174,033)	$116,596,991
Obligations of states and political subdivisions	22,076,141	72,932	(123,459)	22,025,614
Mortgage-backed securities	188,654,661	90,237	(2,577,410)	186,167,488
Other securities	2,410,623	—	(11,289)	2,399,334

Total	$330,911,638	$163,980	$(3,886,191)	$327,189,427

	December 31, 2003

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Obligations of U.S. Government-sponsored enterprises	$79,538,193	$112,001	$(872,536)	$78,777,658
Obligations of states and political subdivisions	9,792,402	96,709	(63,497)	9,825,614
Mortgage-backed securities	49,183,030	224,659	(239,702)	49,167,987
CMO agency	57,071,475	92,711	(956,577)	56,207,609
Corporate bonds	300,000	—	—	300,000

Total	$195,885,100	$526,080	$(2,132,312)	$194,278,868

      Assets, principally investment securities, having a carrying value of approximately $271,264,000 and $137,765,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. Also, investment securities pledged as collateral for repurchase agreements were approximately $45,754,000 and $40,225,000 at December 31, 2004 and 2003, respectively.
      The amortized cost and estimated market value of available-for-sale securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2004

	Amortized	Estimated
	Cost	Market Value

Due in one year or less	$53,281,065	$52,783,421
Due after one year through five years	194,429,616	192,167,811
Due after five years through ten years	43,881,720	43,385,718
Due after ten years	39,319,237	38,852,477

Total	$330,911,638	$327,189,427

      For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on anticipated maturities. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
      During the years ended December 31, 2004 and 2003, investment securities available for sale with a fair value at the date of sale of approximately $57,909,000 and $40,959,000, respectively, were sold. The gross realized gains on such sales totaled $199,407 and $257,842 for the years ended December 31, 2004 and 2003, respectively. The gross realized losses totaled $83,873 and $0 for the years ended December 31, 2004 and 2003, respectively. The income tax expense related to net security gains was $44,238 and $87,666 for the years ended December 31, 2004 and 2003, respectively.
      The following shows investment securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2004

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

Obligations of U.S. Government-sponsored enterprises	$81,882,213	$579,689	$28,405,656	$594,345	$110,287,869	$1,174,034
Obligations of states and political subdivisions	9,302,704	91,838	947,212	31,621	10,249,916	123,459
Mortgage-backed securities	98,414,968	1,383,684	6,885,771	117,578	105,300,739	1,501,262
CMO agency	28,104,053	344,960	17,527,979	715,921	45,632,032	1,060,881
Other securities	2,039,031	26,555	—	—	2,039,031	26,555

	$219,742,969	$2,426,726	$53,766,618	$1,459,465	$273,509,587	$3,886,191

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2003

			12 Months or
	Less Than 12 Months		More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

Obligations of U.S. Government- sponsored enterprises	$59,745,460	$872,536	$—	$—	$59,745,460	$872,536
Obligations of states and political subdivisions	2,899,641	63,496	—	—	2,899,641	63,496
Mortgage-backed securities	17,917,233	239,703	—	—	17,917,233	239,703
CMO agency	43,496,657	956,577	—	—	43,496,657	956,577

	$124,058,991	$2,132,312	$—	$—	$124,058,991	$2,132,312

      At December 31, 2004, the Company had thirty securities with an unrealized loss for more than 12 months. In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, and the severity and duration of the impairments. At December 31, 2004, management determined that substantially all of its unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management has determined that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until fair value recovers above cost.

3.	Loans Receivable and Allowance for Loan Losses
      The following is a summary of loans by type:

	December 31

	2004	2003

Real estate:
Residential 1–4 family	$25,128,672	$17,153,581
Nonfarm/nonresidential	98,814,335	75,094,703
Agricultural	806,059	860,940
Construction/land development	52,488,020	42,876,017
Multifamily residential	2,324,423	2,375,833

Total real estate	179,561,509	138,361,074
Consumer	9,439,963	8,615,990
Commercial and industrial	72,738,948	57,766,364
Agricultural (non-real estate)	186,241	140,684

	261,926,661	204,884,112
Allowance for loan losses	(4,740,649)	(3,483,498)

	$257,186,012	$201,400,614

      Loans of $443,000 and $74,000 were on non-accrual status as of December 31, 2004 and 2003, respectively. The total allowance for loan losses related to these loans totaled $104,000 and $11,000 at December 31, 2004 and 2003, respectively. Interest income recorded during 2004 and 2003 on non-accrual loans was considered immaterial. The average recorded balance of non-accrual loans was $183,000 and $1,982,000 at December 31, 2004 and 2003, respectively. Under the original terms, these loans would have

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
reported approximately $16,000 and $154,000 of interest income during 2004 and 2003, respectively. All of the Company’s non-accrual loans are considered impaired in conformity with SFAS No. 114, as amended by SFAS No. 118.
      Mortgage loans held for resale of approximately $1,258,000 and $288,000 at December 31, 2004 and 2003, respectively, are included in residential one-to-four family loans. The carrying value of these loans approximates their fair value. Mortgage banking revenue is recognized when the loan is sold to a third-party investor.
      The following is a summary of activity within the allowance for loan losses:

	Year ended December 31

	2004	2003

Balance — beginning of year	$3,483,498	$2,277,920
Loans charged-off	(128,764)	(478,314)
Recoveries on loans previously charged-off	125,915	16,892

Net charge-offs	(2,849)	(461,422)
Provision charged to operating expense	1,260,000	1,667,000

Balance — end of year	$4,740,649	$3,483,498

      The aggregate amount of demand deposit overdrafts that have been reclassified as loans at December 31, 2004 and 2003, totaled $134,000 and $205,000, respectively.

4.	Concentration of Credit Risks
      The Company’s primary market area is central Arkansas, and it grants loans to customers located primarily within this geographical area. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon the economic stability of the geographical area. The diversity of the region’s economic base tends to provide a stable lending environment.

5.	Bank Premises and Equipment
      Bank premises and equipment are summarized below:

	December 31

	2004	2003

Land	$4,253,095	$2,438,336
Buildings	7,920,133	6,005,498
Leasehold improvements	263,320	270,960
Furniture, fixtures, and equipment	4,058,307	3,408,757

	16,494,855	12,123,551
Accumulated depreciation	(1,904,749)	(1,023,955)

Bank premises and equipment, net	$14,590,106	$11,099,596

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes
      The following is a summary of the components of the provision (benefit) for income taxes:

	December 31

	2004	2003

Current:
Federal	$1,234,140	$166,075
State	86,896	11,230

Total current	1,321,036	177,305
Deferred:
Federal	(163,985)	(38,901)
State	(33,529)	—

Total deferred	(197,514)	(38,901)

Provision for income taxes	$1,123,522	$138,404

      The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	December 31

	2004	2003

Statutory federal income tax rate	34.00%	34.00%
Effect of nontaxable interest income	(4.85)	(7.58)
Other	1.59	(2.53)

Effective income tax rate	30.74%	23.89%

      The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31

	2004	2003

Deferred tax assets:
Allowance for loan losses	$1,815,195	$1,184,389
Investment in unconsolidated subsidiary	30,932	132,755
Unrealized loss on securities available for sale	1,425,235	546,119
Other	8,907	87,992

Gross deferred tax assets	3,280,269	1,951,255
Deferred tax liabilities:
Accelerated depreciation on premises and equipment	794,136	560,392
Other	24,036	5,396

Gross deferred tax liabilities	818,172	565,788

Net deferred tax assets included in other assets	$2,462,097	$1,385,467

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

7.	Related Party Transactions
      In the ordinary course of business, loans may be made to officers and directors and their affiliated companies at substantially the same terms as comparable transactions with other borrowers. At December 31, 2004 and 2003, related party loans were $10,342,401 and $13,670,542, respectively. New loans and advances on prior commitments made to such related parties were $3,898,000 and $12,235,378 for the years ended December 31, 2004 and 2003, respectively. Repayments of loans made by such related parties were $7,226,341 and $5,302,020 for the years ended December 31, 2004 and 2003, respectively.
      At December 31, 2004 and 2003, the Bank had deposits from related parties of approximately $16,228,000 and $7,991,000, respectively.
      During 2004 and 2003, the Company incurred data processing fees of $320,256 and $207,846, respectively, to an affiliate, First Data Solutions, Inc., which performs all data processing functions for the Company.
      During 2004 and 2003, the Company also incurred various fees to another affiliate, First State Bank, for the following: $1,097,157 and $829,103, respectively, of professional fees for bank operations which include backroom, item processing, human resources, finance, and compliance; and $8,900 and $8,700, respectively, for building rent.
      The Company leases land for a branch premise from a corporation controlled, through common ownership, by one of the Company’s directors. The Company incurred $64,390 and $62,322 of rental expense in 2004 and 2003, respectively, related to this lease agreement.
      The Company leases office space for bank operations from another affiliate, First State Bank. The Company incurred $9,000 of rental expense in both 2004 and 2003 related to the lease agreement.
      In the ordinary course of business, payments totaling approximately $49,000 and $66,000 were made during 2004 and 2003, respectively, to vendors of the Bank who are companies affiliated with members of the Bank’s board of directors.
      On February 3, 2004, the Company purchased land from a corporation controlled through common ownership by three of the Company’s directors for a purchase price of approximately $500,000. The land is located on Camp Robinson Road in North Little Rock and was purchased for a bank branch location.

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

8.	Non-Interest Expense
      The table below shows the components of non-interest expense for the years ended December 31:

	2004	2003

Salaries and employee benefits	$5,233,085	$3,831,782
Occupancy and equipment	2,399,576	1,488,441
Other operating expenses:
Advertising	797,272	684,787
ATM expense	115,956	72,502
Directors’ fees	97,200	102,487
Due from bank service charges	90,404	80,998
FDIC and state assessment	180,478	106,528
Insurance	169,060	124,720
Legal and accounting	141,187	207,004
Other professional fees	1,576,541	1,084,320
Operating supplies	245,335	244,180
Postage	117,378	87,121
Telephone	112,837	80,941
Amortization	38,987	—
Other	203,502	200,332

Total non-interest expense	$11,518,798	$8,396,143

9.	Commitments and Contingencies

Commitments to Extend Credit
      In the ordinary course of business, the Bank makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of its customers. These commitments and contingent liabilities include lines of credit and commitments to extend credit and issue standby letters of credit.
      At December 31, 2004 and 2003, commitments to extend credit of $87,667,277 and $45,392,096, respectively, net of participations sold, were outstanding. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based on the assessed creditworthiness of the borrower.
      Outstanding standby letters of credit are contingent commitments issued by the Bank, generally to guarantee the performance of a customer in third-party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Bank could be required to make under these guarantees at December 31, 2004 and 2003, is $6,759,813 and $474,711, respectively. The Bank holds collateral to support guarantees when deemed necessary. At December 31, 2004 and 2003, the Bank had no collateralized commitments.

Interest Rate Risk
      The Bank is principally engaged in providing short-term and medium-term commercial and consumer loans with interest rates that are fixed or fluctuate with the prime lending rate. These assets are primarily funded through short-term demand deposits and long-term certificates of deposit with variable and fixed rates.

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
Accordingly, the Bank is exposed to interest rate risk because in changing interest rate environments, interest rate adjustments on assets and liabilities may not occur at the same time or in the same amount. The Bank manages the overall rate sensitivity and mix of its asset and liability portfolio and attempts to minimize the effects that interest rate fluctuations will have on its net interest margin.

10.	Leases
      At December 31, 2004, the minimum rental commitments under noncancelable operating leases are as follows:

2005	$342,000
2006	337,500
2007	326,000
2008	326,000
2009	328,000
Thereafter	1,494,000

$3,153,500

      Rent expense under operating leases was $349,200 and $267,816 in 2004 and 2003, respectively.

11.	Time Certificates of Deposit
      The aggregate amount of time deposits with a minimum denomination of $100,000 was $200,260,336 and $123,888,404 at December 31, 2004 and 2003, respectively.
      The following is a summary of the scheduled maturities of all time deposits at December 31, 2004:

2005	$244,603,673
2006	24,763,517
2007	4,218,772
2008	2,864,502
2009	2,265,094

Total time deposits	$278,715,558

      Interest expense applicable to certificates in excess of $100,000 totaled $2,863,968 and $2,139,717 in 2004 and 2003, respectively.
      At December 31, 2004 and 2003, brokered deposits totaled approximately $10,316,000 and $10,019,000, respectively, and are included in certificates of deposit.

12.	Stockholders’ Equity
      During September 2003, the Company issued 872,728 shares of common stock for an offering price of $27.50 per share, pursuant to an exemption under Section 23-42-503(a)(3) of the Arkansas Securities Act, Section 3(a)(11) of the Securities Act of 1933, and Rule 147 of the Securities and Exchange Commission. Total proceeds from the sale of stock offerings were $23,962,880, net of offering costs of $37,140.

13.	Stock-Based Compensation
      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options.

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
Under APB 25, because the exercise price of the options equals the market price of the stock on the issuance date, no compensation expense is recorded. The market price was determined based on the per share price of the most recent private placement equity issue. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148.
      The Company has a nonqualified stock option plan for certain key employees and non-employee directors of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 64,400 shares of common stock in the Company. As of December 31, 2004, 60,850 options have been issued at option prices ranging from $25.00 to $27.50. These options vest ratably over a five-year period and expire ten years after the vesting date. The options were issued at fair market value, which was determined by the per share price of the Company’s most recent private placement equity issue, when the options were issued.
      The following summarizes stock option activity:

	2004

	Employees	Directors	Total

Outstanding — beginning of the year	38,350	23,000	61,350
Granted	—	—	—
Exercised	—	—	—
Cancelled	—	(500)	(500)

Outstanding — end of the year	38,350	22,500	60,850

Exercisable at end of the year	34,950	7,500	42,450

	2003

	Employees	Directors	Total

Outstanding — beginning of the year	37,600	15,000	52,600
Granted	1,000	8,000	9,000
Exercised	—	—	—
Cancelled	(250)	—	(250)

Outstanding — end of the year	38,350	23,000	61,350

Exercisable at end of the year	27,280	3,000	30,280

      The weighted-average fair value of options granted during 2003 was $4.95. There were no options granted during 2004. The weighted-average remaining contractual life of the options issued in 2003 was 11.34 years.
      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2003

Risk-free interest rate	3.05%
Dividend yield	0.00
Expected dividend yield increase	0.00
Expected stock volatility	0.01
Weighted-average expected life	6.50 years

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
      The following is a summary of currently outstanding and exercisable options at December 31, 2004:

Outstanding Options

		Weighted-		Options Exercisable
		Average
		Remaining	Weighted-		Weighted-
Exercise	Options	Contractual	Average	Options	Average
Prices	Outstanding	Life (in Years)	Exercise Price	Exercisable	Exercise Price

$25.00	36,350	10.24	$25.00	34,350	$25.00
27.50	24,500	13.35	27.50	8,100	27.50

	60,850			42,450

      For purposes of pro forma disclosures as required by SFAS Nos. 123 and 148, the estimated fair value of the options is amortized over the options’ vesting period. The following table represents the required pro forma disclosures related to net income for the years ended December 31 for options granted:

	2004	2003

Net income, as reported	$2,531,031	$441,021
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	65,823	72,000
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of related tax effects	(118,226)	(116,153)

Net income, as adjusted	$2,478,628	$396,868

      The Company has a stock bonus plan for certain key employees and officers of the Company. This plan provides for the granting of Company stock as bonuses. During 2000, 17,200 shares of stock were designated to be granted as bonuses over a five-year period. These shares are restricted and are vested when issued over the five-year period.
      In 2004 and 2003, the fair market value of the 3,440 shares issued was determined to be $27.50 per share, based on the issuance price of the Company’s private equity placements during 2004 and 2003, respectively. Compensation expense is recorded when the restricted stock is issued and was $94,600 in each of the years ended December 31, 2004 and 2003.

14.	Borrowings
      The Company has a Federal Home Loan Bank (FHLB) borrowing line of credit available. At December 31, 2004, the Company had remaining $113,691,000 of unused FHLB borrowing availability. The FHLB maintains as collateral a blanket lien on a portion of the Company’s real estate, commercial, and agricultural loans.
      Borrowings consist of the following at December 31, 2004:

Description	Maturities	Amount

1.93% Federal Home Loan Bank borrowings with interest due monthly	January 2005	$10,444,000
1.596% to 1.601% Federal Home Loan Bank borrowings with interest due monthly	September 2005	10,439,900

		$20,883,900

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)

15.	Financial Instruments
      The following table presents the estimated fair values of the Company’s financial instruments.

	December 31, 2004		December 31, 2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and due from banks	$9,038,802	$9,038,802	$9,221,345	$9,221,345
Federal funds sold	3,660,000	3,660,000	—	—
Investment securities — available for sale	327,189,247	327,189,247	194,278,868	194,278,868
Loans receivable, net	257,186,012	255,962,000	201,400,614	202,009,446
Accrued interest receivable	2,658,800	2,658,800	1,605,161	1,605,161
Financial liabilities:
Deposits:
Demand, non-interest-bearing	$56,183,562	$56,183,562	$39,438,879	$39,438,879
Savings and interest-bearing transaction accounts	165,244,655	165,244,655	107,226,763	107,226,763
Time certificates of deposit	278,715,558	279,924,000	177,820,899	178,665,765
Accrued interest and other liabilities	1,928,152	1,928,152	696,475	696,475
Federal funds purchased	—	—	9,630,000	9,630,000
Securities sold under agreements to repurchase	45,754,078	45,754,078	35,551,396	35,551,396
Federal Home Loan Bank borrowings	20,883,900	20,883,900	—	—

16.	Regulatory Matters
      The Company and the Bank are subject to minimum capital requirements, which are administered by various federal and state regulatory authorities. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities, and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.
      Management believes, as of December 31, 2004 and 2003, that the Company and Bank meet all capital adequacy requirements to which they are subject. To be categorized as well capitalized, the Company and

TCBancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements — (Continued)
Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios (as defined in applicable regulations) as set forth in the following table.
      The regulatory capital amounts and ratios at December 31, 2004, are presented below:

			For Capital
	Actual		Adequacy Purposes

	Amount	Ratio	Ratio

TCBancorp, Inc. (consolidated):
Total risk-based capital	$67,245,000	17.01%	8.00%
Tier I risk-based capital	62,504,000	15.81	4.00
Leverage ratio	62,504,000	10.56	3.00
Twin City Bank:
Total risk-based capital	$57,847,186	14.97%	8.00%
Tier I risk-based capital	53,106,537	13.74	4.00
Leverage ratio	53,106,537	8.98	3.00
      The regulatory capital amounts and ratios at December 31, 2003, are presented below:

			For Capital
	Actual		Adequacy Purposes

	Amount	Ratio	Ratio

TCBancorp, Inc. (consolidated):
Total risk-based capital	$64,687,805	22.65%	8.00%
Tier I risk-based capital	61,204,307	21.43	4.00
Leverage ratio	61,204,307	18.48	3.00
Twin City Bank:
Total risk-based capital	$55,721,058	20.14%	8.00%
Tier I risk-based capital	52,262,520	18.89	4.00
Leverage ratio	52,262,520	15.81	3.00
      Regulations of the FDIC and the Arkansas State Bank Department limit the ability of the bank subsidiary to pay dividends to the Company without the prior approval of such agencies. FDIC regulations prevent insured state banks from paying any dividends from capital and allow the payment of dividends only from net profits on hand after deductions for losses and bad debts. The Arkansas State Bank Department currently limits the amount of dividends that the bank subsidiaries can pay the Company to 75% of the bank’s net profits after taxes for the current year plus 75% of its retained net profits after taxes for the immediately preceding year. The Bank expects to request regulatory approval to pay needed dividends.

17.	Subsequent Event
      On January 1, 2005, the remaining 67.8% of the Company’s common stock was purchased by Home BancShares, Inc. (HBI) of Conway, AR. The purchase price of the transaction was $43,900,000, which consisted of the issuance of 1,250,000 shares of HBI’s common stock and $110,000 in cash.

MARINE BANCORP, INC.
Marathon, Florida
Audited Consolidated Financial Statements
At December 31, 2004 and 2003 and
For the Years then Ended
(Together with Independent Auditors’ Report)

Independent Auditors’ Report
Marine Bancorp, Inc.
Marathon, Florida:
      We have audited the accompanying consolidated balance sheets of Marine Bancorp, Inc. and Subsidiary (the “Company”) at December 31, 2004 and 2003 and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 9 to the accompanying consolidated financial statements, in 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities” as revised in December, 2003. In accordance with this Interpretation, MBI Statutory Trust is not consolidated in the financial statements of the Company. The Company has also elected to adopt this Interpretation on a retroactive basis and therefore, has restated its 2003 consolidated financial statements.

/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
April 8, 2005

MARINE BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,

	2004	2003

	($ in thousands,
	except per share
	amounts)
Assets
Cash and due from banks	$5,031	4,248
Federal funds sold	3,426	2,106

Cash and cash equivalents	8,457	6,354
Securities available for sale	19,009	10,266
Loans, net of allowance for loan losses of $2,105 in 2004 and $1,364 in 2003	190,790	134,993
Premises and equipment, net	5,187	5,010
Federal Home Loan Bank stock, at cost	1,802	802
Accrued interest receivable	875	610
Deferred income tax asset	958	551
Other assets	768	688

Total	$227,846	159,274

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	32,197	22,780
Savings, NOW and money-market deposits	72,004	48,753
Time deposits	73,481	55,619

Total deposits	177,682	127,152
Federal Home Loan Bank advances	27,423	16,035
Federal funds purchased	5,565	—
Other borrowings	851	1,046
Junior subordinated debentures	5,155	5,155
Official checks	1,048	1,104
Accrued interest payable	257	167
Other liabilities	1,061	681

Total liabilities	219,042	151,340

Commitments (Notes 4, 10 and 17)
Stockholders’ equity:
Common stock, $0.10 par value; 5,000,000 shares authorized; 635,208 and 631,008 shares issued and outstanding in 2004 and 2003	64	63
Additional paid-in capital	5,892	5,843
Retained earnings	2,951	1,983
Accumulated other comprehensive income (loss)	(103)	45

Total stockholders’ equity	8,804	7,934

Total	$227,846	159,274

See accompanying Notes to Consolidated Financial Statements.

MARINE BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Earnings

	Year Ended
	December 31,

	2004	2003

	(In thousands)
Interest income:
Loans	$9,705	7,663
Securities	659	409
Other interest-earning assets	94	62

Total interest income	10,458	8,134

Interest expense:
Deposits	2,438	1,871
Junior subordinated debentures	297	167
Other borrowings	558	313

Total interest expense	3,293	2,351

Net interest income	7,165	5,783
Provision for loan losses	821	451

Net interest income after provision for loan losses	6,344	5,332

Noninterest income:
Deposit account fees	707	509
Other fees and service charges	251	197
Gain on sale of loans held for sale	155	—
Mortgage brokerage fees	500	631
Loss on sale of securities available for sale	—	(3)
Other	113	86

Total noninterest income	1,726	1,420

Noninterest expenses:
Salaries and employee benefits	3,893	3,703
Occupancy	957	880
Data processing	614	475
Professional fees	82	81
Advertising and promotion	135	125
Stationery and supplies	140	108
Telephone	140	137
Other	584	515

Total noninterest expenses	6,545	6,024

Earnings before income taxes	1,525	728
Income taxes	557	264

Net earnings	$968	464

See accompanying Notes to Consolidated Financial Statements.

MARINE BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders’ Equity

					Accumulated
	Common Stock				Other
			Additional		Comprehensive	Total
	Number of		Paid-In	Retained	Income	Stockholders’
	Shares	Amount	Capital	Earnings	(Loss)	Equity

	($ in thousands)
Balance at December 31, 2002	630,000	$63	5,829	1,519	187	7,598

Comprehensive income:
Net earnings	—	—	—	464	—	464
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	—	(142)	(142)

Comprehensive income						322

Stock options exercised, including tax benefit of $2	1,008	—	14	—	—	14

Balance at December 31, 2003	631,008	63	5,843	1,983	45	7,934

Comprehensive income:
Net earnings	—	—	—	968	—	968
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	—	(107)	(107)
Change in unrealized loss on derivative instrument, net of tax	—	—	—	—	(41)	(41)

Comprehensive income						820

Stock options exercised	4,200	1	49	—	—	50

Balance at December 31, 2004	635,208	$64	5,892	2,951	(103)	8,804

See accompanying Notes to Consolidated Financial Statements.

MARINE BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Year Ended
	December 31,

	2004	2003

	(In thousands)
Cash flows from operating activities:
Net earnings	$968	464
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	456	335
Credit for deferred income taxes	(307)	(228)
Provision for loan losses	821	451
Loss on sale of securities available for sale	—	3
Increase in accrued interest receivable	(265)	(76)
Increase in accrued interest payable	90	50
Increase in other assets	(80)	(305)
Decrease official checks	(56)	(319)
Increase in other liabilities	311	451
Gain on sale of loans held for sale	(155)	—
Proceeds from sale of loans held for sale	24,469	—
Origination of loans held for sale	(25,880)	—

Net cash provided by operating activities	372	826

Cash flows from investing activities:
Net purchase of securities available for sale	(15,922)	(8,381)
Proceeds from sale of securities available for sale	—	1,001
Maturities and calls of securities available for sale	3,000	3,000
Principle repayments on securities available for sale	4,000	3,320
Net increase in loans	(55,113)	(43,871)
Net purchase of premises and equipment, net	(572)	(735)
Purchase of Federal Home Loan Bank stock	(1,000)	(375)

Net cash used in investing activities	(65,607)	(46,041)

Cash flows from financing activities:
Net increase in deposits	50,530	28,754
Increase in Federal Home Loan Bank advances	11,388	10,532
Decrease in other borrowings	(195)	(621)
Increase in federal funds purchased	5,565	—
Proceeds from sale of junior subordinated debentures	—	5,155
Proceeds from stock options exercised	50	12

Net cash provided by financing activities	67,338	43,832

Net increase (decrease) in cash and cash equivalents	2,103	(1,383)
Cash and cash equivalents at beginning of year	6,354	7,737

Cash and cash equivalents at end of year	$8,457	6,354

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$3,203	2,301

Income taxes	$774	266

Noncash transactions:
Change in other comprehensive income:
Change in unrealized gain on securities available for sale, net of tax	$(107)	(142)

Change in unrealized loss on derivative investment, net of tax	$(41)	—

Tax benefit associated with stock options exercised	$—	2

See accompanying Notes to Consolidated Financial Statements.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
At December 31, 2004 and 2003 and For the Years Then Ended

(1)	Description of Business and Summary of Significant Accounting Policies
      Marine Bancorp, Inc., a Florida corporation, is a bank holding company (the “Holding Company”). The Holding Company has no significant operations other than those of its wholly-owned subsidiary, Marine Bank of the Florida Keys (the “Bank”) (collectively the “Company”). The Bank is a state-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of banking and trust services to individuals and businesses through its seven full-service offices located in Monroe County, Florida. In 2004, the Bank established a trust department which had minimal activity and held no assets at December 31, 2004.
      The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these policies and practices:
      Principles of Consolidation.     The consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.
      Use of Estimates.     In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the deferred income tax asset.
      Cash and Cash Equivalents.     For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.
      The Bank is required by law or regulation to maintain cash reserves. The reserve balance at December 31, 2004 and 2003 was approximately $498,000 and $120,000, respectively.
      Securities.     The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.
      Loans.     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.
      The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      Loans Held for Sale.     Loans originated that are intended to be sold in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to earnings. The Company had approximately $1,566,000 of loans held for sale at December 31, 2004, which are included in loans on the accompanying consolidated balance sheets and the fair value of these loans exceeded book value in the aggregate. The Company had no loans held for sale at December 31, 2003.
      Loan origination fees are deferred and direct loan origination costs are capitalized until the related loan is sold, at which time the net fees are included in the gain on the sale of loans in the consolidated statements of earnings.
      Allowance for Loan Losses.     The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
      The allowance consists of specific and general components. The specific component relates to loans that are classified as either loss, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical industry loss experience adjusted for qualitative factors.
      A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual residential or consumer loans for impairment disclosures.
      Foreclosed Assets.     Assets acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in earnings.
      Premises and Equipment.     Land is stated at cost. Buildings and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful lives of the assets or lease term, if shorter. The lease term includes renewal options if management expects to exercise the lease options.
      Transfer of Financial Assets.     Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
      Income Taxes.     Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
      The Holding Company and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and the Bank as though separate income tax returns were filed.
      Stock Compensation Plan.     Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock.
      The Company accounts for their stock option plan under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation ($ in thousands).

	Year Ended
	December 31,

	2004	2003

Net earnings, as reported	$968	464
Deduct: Total stock-based employee compensation determined under the minimum value method for all awards, net of related tax effect	(43)	(22)

Proforma net earnings	$925	442

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The fair value of each option granted is estimated on the date of grant using the minimum value method with the following assumptions:

	Year Ended
	December 31,

	2004	2003

Risk-free interest rate	4.77%	4.45%
Dividend yield	—%	—%
Expected volatility	—%	—%
Expected life in years	10	10
Per share fair value of options at grant date	$5.07	4.27

      Derivative Financial Instrument.     The Company has one derivative instrument which is used to hedge its interest-rate exposure by modifying the characteristics of the related balance sheet instrument. This derivative instrument qualifies as a cash flow hedge under the provisions of Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recorded in other comprehensive income, net of tax.
      Off-Balance-Sheet Financial Instruments.     In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of unfunded loan commitments, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.
      Comprehensive Income.     Generally accepted accounting principles require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows (in thousands):

	Before	Tax	After
	Tax	Effect	Tax

Year Ended December 31, 2004:
Holding losses	$(179)	72	(107)
Holding losses on derivative instrument	(69)	28	(41)

Net unrealized holding loss	$(248)	100	(148)

Year Ended December 31, 2003:
Holding losses	(238)	94	(144)
Losses included in net earnings	3	(1)	2

Net unrealized holding loss	$(235)	93	(142)

      Advertising.     The Company expenses all media advertising as incurred.
      Fair Values of Financial Instruments.     The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock. Fair value of the Company’s investment in Federal Home Loan Bank stock is based on its redemption value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Other Borrowings and Federal Funds Purchased. The carrying amounts of other borrowings and federal funds purchased approximate fair value.

Federal Home Loan Bank Advances and Junior Subordinated Debentures. Fair values for these borrowings are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowings.

Derivative Instrument. Fair value for the derivative instrument (interest-rate swap) is based on current settlement value.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.
      Recent Pronouncements.     In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or results of operations.
      In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s consolidated financial condition or results of operations.
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share Based Payment.” This Statement requires a nonpublic entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Nonpublic entities, such as the Company, that used the minimum value method shall apply this Statement prospectively to new awards and to awards modified, repurchased or cancelled beginning the first interim or annual period after December 15, 2005. Management has not determined the effect this Statement will have on the Company’s consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.
      Reclassifications.     Certain amounts in the 2003 consolidated financial statements have been reclassified to conform with the 2004 presentation.

(2)	Securities Available for Sale
      Securities available for sale have been classified according to management’s intent. The carrying amount of securities available for sale and their fair values are summarized as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

December 31, 2004:
U.S. Government-sponsored enterprises and corporations	$2,000	1	(14)	1,987
Collateralized mortgage obligations	7,380	28	(50)	7,358
Mortgage-backed securities	9,732	20	(88)	9,664

	$19,112	49	(152)	19,009

December 31, 2003:
U.S. Government-sponsored enterprises and corporations	$3,498	56	(6)	3,548
Collateralized mortgage obligations	2,789	16	(12)	2,793
Mortgage-backed securities	3,404	22	(17)	3,409
Corporate debt	499	17	—	516

	$10,190	111	(35)	10,266

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The scheduled maturities of securities available for sale at December 31, 2004 are summarized as follows (in thousands):

	Amortized	Fair
	Cost	Value

Due in one year or less	$500	501
Due after one year through five years	1,500	1,486
Collateralized mortgage obligations	7,380	7,358
Mortgage-backed securities	9,732	9,664

Total	$19,112	19,009

      There were no securities sold in 2004. Sales of securities available for sale during 2003 are summarized as follows (in thousands):

Gross proceeds	$1,001

Gross realized losses	$(3)

      Securities with a carrying value of approximately $17.6 million and $9.8 million at December 31, 2004 and 2003, respectively, were pledged for repurchase agreements and for other purposes required or permitted by law.
      Securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than		Over
	Twelve Months		Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

U.S. Government-sponsored enterprises and corporations	$(14)	1,485	—	—
Collateralized mortgage obligations	(33)	4,230	(17)	719
Mortgage-backed securities	(72)	6,337	(16)	1,396

Total securities available for sale	$(119)	12,052	(33)	2,115

      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
      The unrealized losses on investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(3)	Loans
      The components of loans were as follows (in thousands):

	At December 31,

	2004	2003

Commercial real estate	$95,296	70,201
Commercial	12,953	9,919
Residential real estate	82,559	54,735
Consumer	2,628	1,955

Total loans	193,436	136,810
Deduct:
Deferred loan fees, net	(541)	(453)
Allowance for loan losses	(2,105)	(1,364)

Loans, net	$190,790	134,993

      An analysis of the changes in the allowance for loan losses is summarized as follows (in thousands):

	Year Ended
	December 31,

	2004	2003

Balance at beginning of year	$1,364	922
Provision for loan losses	821	451
Recoveries	15	17
Charge-offs	(95)	(26)

Balance at end of year	$2,105	1,364

      There were no impaired loans during the years ended December 31, 2004 or 2003. Also, there were no nonaccrual loans or loans over ninety days past due still accruing interest at December 31, 2004 or 2003.
(4)     Premises and Equipment, Net
      A summary of premises and equipment, net follows (in thousands):

	At December 31,

	2004	2003

Land	$1,582	1,582
Buildings	3,520	3,287
Furniture and equipment	1,442	1,110
Leasehold improvements	70	63
Vehicles	68	68

Total, at cost	6,682	6,110
Less accumulated depreciation and amortization	(1,495)	(1,100)

Premises and equipment, net	$5,187	5,010

      The Company leases premises under various operating leases. During 2004, the Company entered into a lease for a branch in Key Largo. The lease is for ten years and includes four options to renew for five years. The lease for the Summerland branch expires November 15, 2006 and includes an option to renew for five

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
years. The lease for the Duck Key branch expires September 30, 2005 and also includes an option to renew for five years. The ground lease for the Key West branch including six three year renewal options expires July 1, 2021 and includes provisions for the escalation of rent every three years based on changes in the consumer price index. The Company also leases an administrative office which expires in December, 2007 and includes an option to renew for five years. Lease expense for the years ended December 31, 2004, and 2003 was approximately $148,000 and $130,000, respectively. The estimated future minimum rental commitments are approximately as follows (in thousands):

Year Ending December 31,	Amount

2005	$196
2006	160
2007	99
2008	71
2009	73
Thereafter	373

$972

(5)     Deposits
      The aggregate amount of short-term jumbo time deposits, each with a minimum denomination of $100,000 was approximately $40.8 million and $31.6 million at December 31, 2004 and 2003, respectively.
      At December 31, 2004, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount

2005	$43,901
2006	10,146
2007	3,106
2008	11,837
2009	4,491

$73,481

      Included in deposits are deposits from three public entities. The deposits and collateral are as follows (in thousands):

	December 31,

	2004	2003

Public funds on deposit	$37,959	27,987

Collateral:
Securities at fair value	$16,092	5,618

Letter of credit(1)	$12,000	9,000

(1)	The letter of credit was issued by the Federal Home Loan Bank.
(6)     Benefit Agreement
      In 2003, the Company entered into a Salary Continuation Agreement (the “Agreement”) with the President of the Holding Company which requires the Company to provide salary continuation benefits to him

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
upon retirement. The Agreement requires the Company to pay monthly benefits, as calculated in the Agreement, for ten years beginning in January 2005. The Company accrued the present value of the future benefits over two years and expensed approximately $167,000 and $156,000 in 2004 and 2003, respectively.
(7)     Federal Home Loan Bank Advances
      The maturities and interest rates on the advances from the Federal Home Loan Bank (“FHLB”) were as follows ($ in thousands):

	Interest Rate		At December 31,

Year Ending December 31,	2004	2003	2004	2003

2004	—%	1.99%	$—	4,500
2005	2.11%	2.18%	14,050	6,202
2006	2.65%	2.75%	8,000	2,000
2007	3.26%	3.26%	600	800
2008	5.34%	5.96%	1,523	991
2009	2.96%	5.05%	2,250	542
2011(1)	4.53%	4.53%	1,000	1,000

Total			$27,423	16,035

(1)	The FHLB has a one time call option on December 5, 2006.
      At December 31, 2004 and 2003, the FHLB advances and letters of credit outstanding to the FHLB of $12 million and $9.0 million, respectively are collateralized by a blanket floating lien on all one-to-four family, commercial real estate, multifamily and home equity loans.
(8)     Other Borrowings
      The Company enters into repurchase agreements with customers. These agreements require the Company to pledge securities as collateral for the balance in the accounts. At December 31, 2004 and 2003, the balance totaled approximately $851,000 and $1,046,000, respectively, and at December 31, 2004 and 2003 the Company pledged securities as collateral for these agreements with a carrying value of approximately $982,000 and $1,460,000, respectively.
(9)     Junior Subordinated Debentures
      MBI Statutory Trust (the “Trust”) was formed for the sole purpose of issuing $5,000,000 of Trust Preferred Securities.
      On March 26, 2003, the Trust sold adjustable-rate Trust Preferred Securities due March 26, 2033 in the aggregate principal amount of $5,000,000 (the “Capital Securities”) in a pooled trust preferred securities offering. The interest rate on the Capital Securities adjusts quarterly, to a rate equal to the then current three-month London Interchange Bank Offering Rate (“LIBOR”), plus 315 basis points. In addition, the Holding Company contributed capital of $155,000 to the Trust for the purchase of the common securities of the Trust. The proceeds from these sales were paid to the Holding Company in exchange for $5,155,000 of its adjustable-rate Junior Subordinated Debentures (the “Debentures”) due March 26, 2033. The Debentures have the same terms as the Capital Securities. The sole asset of the Trust, the obligor on the Capital Securities, is the Debentures.
      The Holding Company has guaranteed the Trust’s payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
both the Capital Securities and the Debentures are payable quarterly in arrears on March 26, June 26, September 26 and December 26 of each year. Issuance costs of approximately $50,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the expected life of the securities.
      The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an Investment Company and (ii) in whole or in part at any time on or after March 26, 2008 contemporaneously with the optional redemption by the Holding Company of the Debentures in whole or in part. The Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after March 26, 2008, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an Investment Company, required to be registered under the Investment Company Act of 1940.
      In 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), as revised in December, 2003. The Company adopted this Interpretation as of December 31, 2004. In accordance with this Interpretation, the Trust is not consolidated in the financial statements of the Company, but rather accounted for under the equity method of accounting. The Company also elected to apply FIN 46 on a retroactive basis and restated its 2003 consolidated financial statements. The effect to the 2003 consolidated balance sheet was to record junior subordinated debentures of $5,155,000, eliminate the guaranteed beneficial interest in junior subordinated debentures of $5,000,000 and record the Company’s investment in the Trust of $155,000 in other assets. This Interpretation had no effect on the 2003 consolidated statement of earnings.
      During 2004 the Company entered into a five year interest rate swap agreement that effectively converted the floating interest rate of these junior subordinated debentures into a fixed interest rate of 7.29%, thus reducing the impact of interest rate changes on future interest expense for the five year period. In accordance with SFAS 133, this interest rate swap qualifies as a cash flow hedge. The fair value of this interest rate swap is recorded as an asset or liability on the consolidated balance sheet with an offsetting entry recorded in other comprehensive income (loss), net of the income tax effect. At December 31, 2004, the unrealized loss on the derivative instrument was $69,000 ($41,000 net of tax).
(10)     Financial Instruments
      The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unfunded loan commitments, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.
      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded loan commitments, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.
      Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party and to support private borrowings arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending credit. The Company may hold collateral supporting those commitments.
      The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31, 2004		At December 31, 2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$8,457	8,457	6,354	6,354
Securities available for sale	19,009	19,009	10,266	10,266
Loans, net	190,790	194,778	134,993	140,817
Accrued interest receivable	875	875	610	610
Federal Home Loan Bank stock	1,802	1,802	802	802
Financial liabilities:
Deposits	177,682	178,041	127,152	127,689
Federal Home Loan Bank advances	27,423	27,300	16,035	16,124
Other borrowings	851	851	1,046	1,046
Federal funds purchased	5,565	5,565	—	—
Junior subordinated debentures	5,155	5,155	5,155	5,155
Derivative:
Interest rate swap (loss position)	(69)	(69)	—	—
      A summary of the amounts of the Company’s financial instruments, which approximate fair value, with off-balance-sheet risk at December 31, 2004, follows (in thousands):

			Estimated
	Contract	Carrying	Fair
	Amount	Amount	Value

Unused loan commitments	$12,206	—	—

Unused lines of credit	$9,624	—	—

Standby letters of credit	$329	—	—

Letters of credit outstanding to FHLB	$12,000	—	—

(11)     Credit Risk
      The Company grants loans to borrowers throughout the State of Florida with a majority of the loans in the Florida Keys. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of the Florida Keys.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
(12)     Income Taxes
      Allocation of Federal and state income taxes between current and deferred portions is as follows (in thousands):

	Year Ended
	December 31,

	2004	2003

Current:
Federal	$731	417
State	133	75

Total current	864	492

Deferred:
Federal	(262)	(194)
State	(45)	(34)

Total deferred	(307)	(228)

	$557	264

      The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,

	2004		2003

		% of Pretax		% of Pretax
	Amount	Earnings	Amount	Earnings

Income taxes at statutory Federal rate	$519	34.0%	$248	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	57	3.7	27	3.7
Tax-exempt income	(37)	(2.4)	(24)	(3.3)
Other	18	1.2	13	1.9

	$557	36.5%	$264	36.3%

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At December 31,

	2004	2003

Deferred tax assets:
Allowance for loan losses	$778	500
Deferred compensation	122	59
Accumulated depreciation	12	23
Unrealized loss on securities available for sale	41	—
Unrealized loss on derivative instrument	28	—

Total deferred tax assets	981	582

Deferred tax liabilities:
Deferred loan costs	(23)	—
Unrealized gain on securities available for sale	—	(31)

Total deferred tax liabilities	(23)	(31)

Net deferred tax asset	$958	551

(13)     Related Parties
      In the ordinary course of business, the Company has made loans at terms and rates prevailing at the time to officers and directors of the Company and to entities in which they hold a financial interest. The aggregate dollar amount of these loans totaled approximately $1,805,000 and $1,713,000 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, new loans totaled approximately $184,000 and total principal payments were approximately $92,000. Deposits in the Company from these related parties totaled approximately $2,204,000 and $2,980,000 at December 31, 2004 and 2003, respectively.
(14)     Compensation Program
      The Company offers a 401(k) Retirement Plan (the “Retirement Plan”) covering all employees of the Company. The Retirement Plan provides that, at the discretion of the Board of Directors, contributions may be made and/or employee contributions to the Retirement Plan may be matched. Company contributions to the Retirement Plan for the years ended December 31, 2004 and 2003 were approximately $52,000 and $48,000, respectively.
(15)     Stock Option Plan
      The Company has a stock option plan (the “Plan”) for directors, officers and employees. A total of 63,000 shares (amended) have been reserved under this Plan. Under the Plan, the option price is not to be less than 100% of the fair market value of the common stock at the date of grant. Options granted under the Plan vest over a five year period and have a term of up to ten years. At December 31, 2004, no options remain available for grant.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      A summary of the Company’s Plan as of December 31, 2004 and 2003 is presented below (dollars in thousands except per share information):

	Number	Range of Per	Weighted-	Aggregate
	of	Share Option	Average Per	Option
	Shares	Price	Share Price	Price

Outstanding at December 31, 2002	40,975	$11.87-12.31	11.91	488
Options granted	5,000	12.31	12.31	62
Options exercised	(1,008)	(11.87)	(11.87)	(12)
Options forfeited	(210)	(11.87)	(11.87)	(2)

Outstanding at December 31, 2003	44,757	11.87-12.50	11.97	536
Options granted	9,000	12.93	12.93	116
Options exercised	(4,200)	(11.87)	(11.87)	(50)
Options forfeited	(210)	(11.87)	(11.87)	(2)

Outstanding at December 31, 2004	49,347	$11.87-12.93	12.16	600

      The weighted remaining contractual life of the outstanding stock options at December 31, 2004 and 2003 was 6.1 years and 6.3 years, respectively.
      These options are exercisable as follows:

	Number of	Weighted-Average
Year Ending	Shares	Exercise Price

Currently	34,897	$12.03
2005	5,800	12.54
2006	5,800	12.53
2007	2,050	12.93
2008	800	12.93

	49,347	$12.16

(16)     Regulatory Matters
      Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Holding Company.
      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank met all capital adequacy requirements to which they were subject.

Marine Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and percentages as of December 31, 2004 and 2003 are also presented in the table (dollars in thousands).

					Minimum To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	%	Amount	%	Amount	%

As of December 31, 2004:
Total capital to Risk-Weighted assets:
Bank	$15,588	8.65%	$14,422	8.00%	$18,028	10.00%
Consolidated	16,012	8.97	14,287	8.00	N/A	N/A
Tier 1 Capital to Risk-Weighted Assets:
Bank	13,483	7.48	7,211	4.00	10,817	6.00
Consolidated	11,134	6.23	7,144	4.00	N/A	N/A
Tier 1 Capital to Average Assets:
Bank	13,483	6.38	8,447	4.00	10,559	5.00
Consolidated	11,134	5.27	8,447	4.00	N/A	N/A
As of December 31, 2003:
Total capital to Risk-Weighted assets:
Bank	$13,761	12.17%	$9,045	8.00%	$11,307	10.00%
Consolidated	14,252	12.57	9,071	8.00	N/A	N/A
Tier 1 Capital to Risk-Weighted Assets:
Bank	12,522	11.07	4,523	4.00	6,784	6.00
Consolidated	9,861	8.70	4,536	4.00	N/A	N/A
Tier 1 Capital to Average Assets:
Bank	12,522	8.12	6,165	4.00	7,707	5.00
Consolidated	9,861	6.39	6,171	4.00	N/A	N/A
(17)     Acquisition
      On June 1, 2005, the Company was acquired by Home BancShares, Inc. (“Home”). The total acquisition price was approximately $15.6 million of which approximately $9.4 million was paid in cash and $6.2 million was paid in Class B preferred stock of Home.

Mountain View Bancshares, Inc.
Accountants’ Report and Consolidated Financial Statements
December 31, 2004

Mountain View Bancshares, Inc.
December 31, 2004

Report of Independent Registered Public Accounting Firm
Audit Committee, Board of Directors and Stockholders
Mountain View Bancshares, Inc.
Mountain View, Arkansas
      We have audited the consolidated balance sheet of Mountain View Bancshares, Inc. (a wholly-owned subsidiary of Home Bancshares, Inc., effective September 1, 2005), as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain View Bancshares, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP
Little Rock, Arkansas
February 17, 2006

Mountain View Bancshares, Inc.
Consolidated Balance Sheet
December 31, 2004

Assets
Cash and due from banks	$2,478,507
Federal funds sold	2,105,000

Cash and cash equivalents	4,583,507
Available-for-sale securities	97,044,267
Loans, net of allowance for loan losses of $913,938 at December 31, 2004	71,218,048
Premises and equipment	2,513,795
Foreclosed assets held for sale, net	77,767
Interest receivable	1,889,320
Core deposit intangible	99,417
Other	42,900

Total assets	$177,469,021

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Demand	$16,918,117
Savings, NOW and money market	44,844,318
Time	83,713,439

Total deposits	145,475,874
Interest payable and other liabilities	341,144

Total liabilities	145,817,018

Stockholders’ equity
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 2004 — 7,982 shares	79,820
Additional paid-in capital	12,922,675
Retained earnings	18,312,953
Accumulated other comprehensive income	336,555

Total stockholders’ equity	31,652,003

Total liabilities and stockholders’ equity	$177,469,021

See Notes to Consolidated Financial Statements

Mountain View Bancshares, Inc.
Consolidated Statement of Income
Year Ended December 31, 2004

Interest income
Loans	$5,098,960
Securities
Taxable	56,272
Tax-exempt	4,596,036
Federal funds	52,355

Total interest income	9,803,623
Interest expense
Deposits	2,887,312

Net interest income	6,916,311
Provision for loan losses	100,000

Net interest income after provision for loan losses	6,816,311

Noninterest income
Customer service fees	355,146
Other service charges and fees	115,086
Net realized gains on sales of held-to-maturity securities	11,275
Other	20,895

Total noninterest income	502,402

Noninterest expense
Salaries and employee benefits	1,726,560
Net occupancy expense	93,354
Equipment expense	541,353
Professional fees	44,532
Marketing expense	51,476
Printing and office supplies	72,849
Loss on foreclosed assets, net	45,132
Other	480,202

Total noninterest expense	3,055,458

Net income	$4,263,255

Earnings per share	$534.11

See Notes to Consolidated Financial Statements

Mountain View Bancshares, Inc.
Consolidated Statement of Stockholders’ Equity
Year Ended December 31, 2004

					Accumulated
	Common Stock		Additional		Other
			Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total

Balance, January 1, 2003	7,982	$79,820	$12,922,675	$14,640,366	$—	$27,642,861
Comprehensive income
Net income	—	—	—	4,263,255	—	4,263,255
Change in unrealized appreciation on available-for-sale securities	—	—	—	—	336,555	336,555

Total comprehensive income						4,599,810
Dividends on common stock, $74 per share	—	—	—	(590,668)	—	(590,668)

Balance, December 31, 2004	7,982	$79,820	$12,922,675	$18,312,953	$336,555	$31,652,003

See Notes to Consolidated Financial Statements

Mountain View Bancshares, Inc.
Consolidated Statement of Cash Flows
Year Ended December 31, 2004

Operating Activities
Net income	$4,263,255
Items not requiring (providing) cash
Depreciation and amortization	403,928
Provision for loan losses	100,000
Provision for losses on foreclosed assets	36,690
Amortization of premiums and discounts on securities	(174,363)
Net realized gains on held-to-maturity securities	(11,275)
Gain on sale of premises and equipment	(1,632)
Changes in
Interest receivable	(165,121)
Other assets	(59)
Interest payable and other liabilities	33,170

Net cash provided by operating activities	4,484,593

Investing Activities
Purchases of securities	(21,392,074)
Proceeds from maturities of securities	11,432,549
Proceeds from the sales of held-to-maturity securities	3,211,275
Net change in loans	(1,829,603)
Purchase of premises and equipment	(370,587)
Proceeds from sales of premises and equipment	15,269
Proceeds from the sale of foreclosed assets	9,000

Net cash used in investing activities	(8,924,171)

Financing Activities
Net increase in demand deposits, money market, NOW and savings accounts	1,277,741
Net increase in time deposits	3,932,671
Dividends paid	(590,668)

Net cash provided by financing activities	4,619,744

Increase in Cash and Cash Equivalents	180,166
Cash and Cash Equivalents, Beginning of Year	4,403,341

Cash and Cash Equivalents, End of Year	$4,583,507

Supplemental Cash Flows Information
Interest paid	$2,549,358
Sale and financing of foreclosed assets	$9,000
Real estate acquired in settlement of loans	$91,456
See Notes to Consolidated Financial Statements

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Mountain View Bancshares, Inc. (the “Company”) is a holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Bank of Mountain View (the “Bank”). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Mountain View, Arkansas. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash Equivalents
      The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities
      Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded in other comprehensive income.
      Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.
      Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans
      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)
and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses
      The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
      A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment
      Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for furniture, fixtures and equipment over the estimated useful life of the assets.

Foreclosed Assets Held for Sale
      Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Core Deposit Intangible
      The core deposit intangible is being amortized on the straight-line basis over a period of 15 years. The asset is periodically evaluated as to the recoverability of its carrying value.

Income Taxes
      The Company’s stockholders have elected to have the Company’s income taxed as an “S” Corporation under provisions of the Internal Revenue Code and a similar section of the Arkansas income tax law. Therefore, taxable income or loss is reported to the individual stockholders for inclusion in their respective tax returns and no provision for federal and state income taxes is included in this statement.

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)

Earnings Per Share
      Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. There were no dilutive or potentially dilutive shares during 2004.

Note 2:	Securities
      The amortized cost and approximate fair values of securities are as follows:

	December 31, 2004

	Available-for-sale Securities

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

U.S. Government-sponsored enterprises	$53,097,158	$133,892	$(813,110)	$52,417,940
Mortgage-backed securities	263,339	3,513	(80)	226,772
State and political subdivisions	43,347,215	1,058,557	(46,217)	44,359,555

	$96,707,712	$1,195,962	$(859,407)	$97,044,267

      The amortized cost and fair value of available-for-sale securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale

	Amortized
	Cost	Fair Value

Within one year	$655,353	$660,544
One to five years	3,334,972	3,371,885
Five to ten years	23,171,507	23,547,919
After ten years	69,282,541	69,197,147

	96,444,373	96,777,495
Mortgage-backed securities	263,339	266,772

Totals	$96,707,712	$97,044,267

      The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $20,367,605 at December 31, 2004.
      Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004, was $42,064,041, which is approximately 43.3%, of the Company’s available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.
      Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.
      Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004:

	Less than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses

U.S. Government-sponsored enterprises	$14,920,685	$(240,542)	$23,540,597	$(572,568)	$38,461,282	$(813,110)
Mortgage-backed securities	69,047	(80)	—	—	69,047	(80)
State and political subdivisions	2,643,949	(22,485)	889,763	(23,732)	3,533,712	(46,217)

Total temporarily impaired securities	$17,633,681	$(263,107)	$24,430,360	$(596,300)	$42,064,041	$(859,407)

      During 2004 the Company sold eight held-to-maturity securities, with total proceeds of $3,211,275 and a realized gain of $11,275. In accordance with FAS 115, these sales required all of the Company’s securities to be classified as available-for-sale securities. The amount of securities transferred from held-to-maturity at December 31, 2004, was $85,155,517, which included unrealized gains of $355,420 that is reflected in accumulated other comprehensive income.

Note 3:	Loans and Allowance for Loan Losses
      Categories of loans at December 31, include:

Commercial and agricultural	$17,428,204
Financial institutions	159,124
Real estate construction	3,327,893
Commercial real estate	16,841,271
Residential real estate	27,409,108
Consumer	6,849,804
Other	116,582

Total loans	72,131,986
Less allowance for loan losses	913,938

Net loans	$71,218,048

      Activity in the allowance for loan losses was as follows:

Balance, beginning of year	$836,595
Provision charged to expense	100,000
Losses charged off, net of recoveries of $9,631	(22,657)

Balance, end of year	$913,938

      Impaired loans totaled $337,453 at December 31, 2004. At December 31, 2004, impaired loans of $337,453 had no related allowance for loan losses.
      There was no interest recognized on average impaired loans of $434,140 for 2004. There was no interest recognized on impaired loans on a cash basis during 2004.

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)
      At December 31, 2004, there were no accruing loans delinquent 90 days or more. Non-accruing loans at December 31, 2004 were $337,453.

Note 4:	Premises and Equipment
      Major classifications of premises and equipment, stated at cost, are as follows:

Land	$400,517
Buildings and improvements	2,293,528
Equipment	2,170,826

4,864,871
Less accumulated depreciation	2,351,076

Net premises and equipment	$2,513,795

Note 5:	Core Deposit Intangible
      The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2004, was:

	Gross Carrying	Accumulated
	Amount	Amortization

Core deposit intangible	$662,783	$563,366

      Amortization expense for the year ended December 31, 2004, was $44,186. Estimated amortization expense for the remaining three years is:

2005	$44,186
2006	44,186
2007	11,045

$99,417

Note 6:	Interest-bearing Deposits
      Interest-bearing deposits in denominations of $100,000 or more were $37,788,789 on December 31, 2004.
      At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$58,073,413
2006	8,373,227
2007	5,557,562
2008	8,198,130
2009	3,472,696
Thereafter	38,411

$83,713,439

Note 7:	Regulatory Matters
      The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)
material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the subsidiary bank meet all capital adequacy requirements to which they are subject.
      As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.
      The Company and Bank’s actual capital amounts and ratios are also presented in the following table.

					To Be Well
					Capitalized Under
			For Capital Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004
Total Capital (to risk-weighted assets)
Consolidated	$32,090,000	35.9%	$7,142,000	8.0%	$8,928,000	N/A
Subsidiary Bank	26,513,000	29.7	7,133,000	8.0	8,916,000	10.0%
Tier 1 Capital (to risk-weighted assets)
Consolidated	31,176,000	34.9	3,571,000	4.0	5,357,000	N/A
Subsidiary Bank	25,599,000	28.7	3,567,000	4.0	5,350,000	6.0
Tier 1 Capital (to average assets)
Consolidated	31,176,000	17.7	7,067,000	4.0	8,833,000	N/A
Subsidiary Bank	25,599,000	14.5	7,067,000	4.0	8,833,000	5.0
      The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2004, approximately $642,000 of retained earnings were available for dividend declaration without prior regulatory approval.

Note 8:	Related Party Transactions
      At December 31, 2004, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties), in the amount of $376,005.
      In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)
      Deposits from related parties held by the Company at December 31, 2004, totaled $645,367.

Note 9:	Pension Benefit Plan
      Pension benefits for substantially all employees are provided through participation in a multi-employer defined benefit pension plan.
      The Company makes monthly contributions to the pension plan except in periods when a moratorium on contributions is in effect due to the plan reaching full funding limitations. The Company paid $183,568 in contributions to the plan during 2004.
      Effective September 1, 2005, the plan was frozen, and there have been no new participants in the plan and no additional benefits earned.

Note 10:	Earnings Per Share
      Earnings per share (EPS) were computed as follows:

2004

Net income available to shareholders	$4,263,255
Average shares outstanding	7,982
Earnings per share	$534.11

Note 11:	Disclosures about Fair Value of Financial Instruments
      The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2004

	Carrying	Fair
	Amount	Value

Financial assets
Cash and cash equivalents	$4,583,507	$4,583,507
Available-for-sale securities	97,044,267	97,044,267
Loans, net of allowance for loan losses	71,218,048	69,875,479
Interest receivable	1,889,320	1,889,320
Financial liabilities
Deposits	145,475,874	145,423,576
Interest payable	317,734	317,734
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents
      The carrying amount approximates fair value.

Interest Receivable
      The carrying amount approximates fair value.

Securities
      Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans
      The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

Deposits
      Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Payable
      The carrying amount approximates fair value.

Note 12:	Significant Estimates and Concentrations
      Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Also, one depositor’s deposits exceeded 5% of total deposits at December 31, 2004.

Note 13:	Commitments and Credit Risk
      The Company grants agribusiness, commercial and residential loans to customers throughout the state of Arkansas.

Standby Letters of Credit
      Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.
      The Company had total outstanding standby letters of credit amounting to $417,757 at December 31, 2004, with terms ranging from 1 year to 3 years.

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)

Lines of Credit
      Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.
      At December 31, 2004, the Company had granted unused lines of credit to borrowers aggregating approximately $10,757,314.

Note 14:	Acquisition
      On September 1, 2005, the Company was acquired by Home Bancshares, Inc., an Arkansas bank holding company. The consideration for the merger was $44,100,000, which was paid approximately 90% in cash and 10% in shares of Home Bancshares, Inc., stock.

Note 15:	Condensed Financial Information (Parent Company Only)
      Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:
Condensed Balance Sheet

December 31, 2004

ASSETS
Cash and due from banks	$3,541,997
Investment in common stock of subsidiary	26,034,685
Dividends receivable from subsidiary	2,075,321

Total assets	$31,652,003

Stockholders’ Equity	$31,652,003

Total liabilities and stockholders’ equity	$31,652,003

Mountain View Bancshares, Inc.
Notes to Consolidated Financial Statements — (Continued)
Condensed Statement of Income

Year Ending
December 31, 2004

Income
Dividend income from subsidiary	$4,172,162

Total income	4,172,162
Expenses
Other expenses	50

Total expenses	50

Income before equity in undistributed income of subsidiaries	4,172,112
Equity in undistributed income of subsidiaries	91,143

Net Income	$4,263,255

Condensed Statement of Cash Flows

Year Ended
December 31, 2004

Operating activities
Net income	$4,263,255
Equity in undistributed earnings of subsidiary	(91,143)
Net change in dividends receivable from subsidiary	(75,241)

Net cash provided by operating activities	4,096,871

Financing Activities
Dividends paid	(590,668)

Net cash used in financing activities	(590,668)

Net change in cash and cash equivalents	3,506,203
Cash and cash equivalents at beginning of year	35,794

Cash and cash equivalents at end of year	$3,541,997

2,500,000 Shares
Common Stock

PROSPECTUS

Stephens Inc.

Piper Jaffray	Sandler O’Neill + Partners, L.P.
The date of this prospectus is                     , 2006
      Until                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts are estimates except the registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$5,537
NASD filing fee	5,000
Nasdaq listing fee	100,000
Accounting fees and expenses	150,000
Legal fees and expenses	350,000
Transfer agent and registrar fees	12,500
Printing and engraving expenses	120,000
Miscellaneous	55,000

Total	798,037

Item 14.	Indemnification of Directors and Officers.
      Our Articles of Incorporation and Bylaws authorize and require us to indemnify our directors, officers, employees and agents to the full extent permitted by law. Section 4-27-850 of the Arkansas Business Corporation Act of 1987 contains detailed and comprehensive provisions providing for indemnification of directors and officers of Arkansas corporations against expenses, judgments, fines and settlements in connection with litigation. Under Arkansas law, other than an action brought by or in the right of Home BancShares, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Home BancShares and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      In actions brought by or in the right of Home BancShares, the Arkansas statute limits such indemnification to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Home BancShares. However, no indemnification is allowed in actions brought by or in the right of Home BancShares with respect to any claim, issue or matter as to which such person has been adjudged to be liable to us, unless and only to the extent that the court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
      To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), under Arkansas law we must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred in connection with such defense.
      Our Articles of Incorporation also provide that no director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Arkansas Business Corporation Act.

Item 15.	Recent Sales of Unregistered Securities.
      Set forth below are all of the Registrant’s sales of its securities within the past three years that were not registered under the Securities Act of 1933. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Sections 3(a)(11) or 4(2) of the Securities Act of 1933, as amended, or Rule 701 of the Securities Act of 1933.

Date of Offering	Description of Offering	Basis of Exemption

December 1, 2003	2,123,453 shares of class A preferred stock issued in the acquisition of 80% of the outstanding capital stock Community Financial Group	Rule 147

December 3, 2003	2,374,143 (split adjusted) shares of common stock issued in a cash offering at $35 per share	Rule 147

During 2003	4,500 (split adjusted) shares of common stock issued upon exercise of stock options at exercise prices ranging from $7.33 to $9.33 per share and 17,461 (split adjusted) shares of common stock issued pursuant to an employee stock bonus plan	Rule 701

During 2003	8,197 shares of class A preferred stock issued upon exercise of stock options, at a converted exercise price of $0.17 per share	Rule 701

During 2004	2,418 shares of class A preferred stock issued upon the exercise of stock options, at a converted exercise price of $0.17 per share	Rule 701

January 1, 2005	3,750,813 (split adjusted) shares of common stock issued in the acquisition of 67.8% of the outstanding capital stock of TCBancorp	Rule 147

June 1, 2005	162,039 shares of class B preferred stock issued in the acquisition of 100% of the outstanding capital stock of Marine Bancorp	Rule 506

September 1, 2005	335,526 (split adjusted) shares of common stock issued in the acquisition of 100% of the outstanding capital stock of Mountain View Bancshares	Rule 147

During 2005	40,041 (split adjusted) shares of common stock issued upon exercise of stock options, at exercise prices ranging from $7.33 to $12.67 per share	Rule 701

During 2005	15,366 shares of class A preferred stock issued upon exercise of stock options, at a converted exercise price of $0.17 per share	Rule 701

During 2005	7,040 shares of class B preferred stock issued upon exercise of stock options, at a converted exercise price of $18.41 per share	Rule 701

From January 1, 2006 through February 28, 2006	16,174 (split adjusted) shares of common stock issued upon exercise of stock options, at exercise prices ranging from $7.33 to $12.67 per share	Rule 701

Date of Offering	Description of Offering	Basis of Exemption

From January 1, 2006 through February 28, 2006	14,617 shares of class A preferred shares issued upon exercise of stock options, at a converted exercise price of $0.17 per share	Rule 701

From January 1, 2006 through February 28, 2006	950 shares of class B preferred stock issued upon exercise of options, at a converted exercise price of $18.41 per share	Rule 701

Item 16.	Exhibits and Financial Statement Schedules.
      The following exhibits are filed as part of this registration statement:

Exhibit
Number		Description

1	—	Form of Underwriting Agreement*
2.1	—	Agreement and Plan of Merger, dated as of July 30, 2003, between CB Bancorp, Inc. and Home BancShares, Inc. and Community Financial Group, Inc.†
2.2	—	Agreement and Plan of Merger, dated as of December 3, 2004, between Home BancShares, Inc. and TCBancorp, Inc.†
2.3	—	Agreement and Plan of Merger, dated as of January 25, 2005, between Home BancShares, Inc. and Marine Bancorp, Inc.†
2.4	—	Stock Purchase Agreement, dated as of April 20, 2005, among Home BancShares, Inc. and the Shareholders of Mountain View Bancshares, Inc. and Mountain View Bancshares, Inc.†
3.1	—	Restated Articles of Incorporation of Home BancShares, Inc., as amended.†
3.2	—	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.†
3.3	—	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.†
3.4	—	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.†
3.5	—	Restated Bylaws of Home BancShares, Inc.†
4.1	—	Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.1)†
4.2	—	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.2)†
4.3	—	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.3)†
4.4	—	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.4)†
4.5	—	Restated Bylaws of Home BancShares, Inc. (included in Exhibit 3.5)†
4.6	—	Specimen Stock Certificate representing Home BancShares, Inc. Common Stock*
4.7	—	Indenture, dated as of September 7, 2000, between Community Financial Group, Inc. and U.S. Bank National Association (f/k/a State Street Bank and Trust Company of Connecticut, National Association)†
4.8	—	Amended and Restated Declaration of Trust, dated as of September 7, 2000, by and among Community Financial Group, Inc. and U.S. Bank National Association (f/k/a State Street Bank and Trust Company of Connecticut, National Association) and Joseph Park and David Pickney, as Administrators†
4.9	—	Guarantee Agreement, dated as of September 7, 2000, between Community Financial Group, Inc. and U.S. Bank National Association (f/k/a State Street Bank and Trust Company of Connecticut, National Association)†
4.10	—	Indenture, dated as of March 26, 2003, between Home BancShares, Inc. and U.S. Bank National Association†

Exhibit
Number		Description

4.11	—	Amended and Restated Declaration of Trust, dated as of March 26, 2003, by and among Home BancShares, Inc. and U.S. Bank National Association and John W. Allison, C. Randall Sims and Randy Mayor, as Administrators†
4.12	—	Guarantee Agreement, dated as of March 26, 2003, between Home BancShares, Inc. and U.S. Bank National Association†
4.13	—	Indenture, dated as of March 26, 2003, between Marine Bancorp, Inc. and U.S. Bank National Association†
4.14	—	Amended and Restated Declaration of Trust, dated as of March 26, 2003, by and among Marine Bancorp, Inc. and U.S. Bank National Association and William S. Daniels and Hunter Padgett, as Administrators†
4.15	—	Guarantee Agreement, dated as of March 26, 2003, between Marine Bancorp, Inc. and U.S. Bank National Association†
4.16	—	Indenture, dated as of November 10, 2005, between Home BancShares, Inc. and U.S. Bank National Association†
4.17	—	Amended and Restated Declaration of Trust, dated as of November 10, 2005, by and among Home BancShares, Inc. and U.S. Bank National Association and Randy Mayor and Ron Strother, as Administrators†
4.18	—	Guarantee Agreement, dated as of November 10, 2005, between Home BancShares, Inc. and U.S. Bank National Association†
5	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to the validity of the shares of common stock being offered*
10.1	—	2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc.†
10.2	—	Director and Executive Officer Compensation Summary†
10.3	—	401(k) Plan of Home BancShares, Inc.†
10.4	—	Retirement Plan of Bank of Cabot, as amended and restated effective January 1, 2001†
10.5	—	Retirement Plan and Trust for Employees of Bank of Mountain View, as amended and restated effective September 1, 2005†
10.6	—	Lease Agreement, dated as of January 2000, between First State Bank of Conway and Trinity Development Company, Inc.†
10.7	—	Lease Agreement, dated as of February 1, 2001, between Twin City Bank and Lakewood Village Shopping Park†
10.8	—	Lease Agreement, dated as of April 2003, between First State Bank and Allison, Adcock, Rankin, LLC†
10.9	—	Lease Agreement, dated as of September 1, 2004, between First State Bank and Robert H. “Bunny” Adcock, Jr. Blind Trust Agreement dtd 6/4/03†
10.10	—	Lease Extension, dated December 2, 2004, between First State Bank and Trinity Development Company, Inc.†
10.11	—	Lease Agreement, dated August 31, 2005, between Home BancShares, Inc. and Allison, Adcock, Rankin, LLC†
10.12	—	Promissory Note, dated as of September 1, 2005, by Home BancShares, Inc. in favor of First Tennessee Bank National Association†
10.13	—	Commercial Pledge Agreement, dated as of September 1, 2005, between Home BancShares, Inc. and First Tennessee Bank National Association†
10.14	—	Business Loan Agreement, dated as of September 1, 2005, between Home BancShares, Inc. and First Tennessee Bank National Association†
10.15	—	Agreement and Plan of Merger, dated as of July 30, 2003, between CB Bancorp, Inc. and Home BancShares, Inc. and Community Financial Group, Inc. (included in Exhibit 2.1)†
10.16	—	Agreement and Plan of Merger, dated as of December 3, 2004, between Home BancShares, Inc. and TCBancorp, Inc. (included in Exhibit 2.2)†

Exhibit
Number		Description

10.17	—	Agreement and Plan of Merger, dated as of January 25, 2005, between Home BancShares, Inc. and Marine Bancorp, Inc. (included in Exhibit 2.3)†
10.18	—	Stock Purchase Agreement, dated as of April 20, 2005, among Home BancShares, Inc. and the Shareholders of Mountain View Bancshares, Inc. and Mountain View Bancshares, Inc. (included in Exhibit 2.4)†
15	—	BKD, LLP letter re unaudited interim financial information
16.1	—	Letter from Ernst & Young, LLP re change in certifying accountant†
21	—	Subsidiaries of Home BancShares†
23.1	—	Consent of BKD, LLP
23.2	—	Consent of Ernst & Young, LLP
23.3	—	Consent of Hacker, Johnson & Smith, P.A
23.4	—	Consent of BKD, LLP
23.5	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (included in Exhibit 5)*
24	—	Power of Attorney (on signature page)†

*	To be filed by subsequent amendment.

†	Previously filed.

Item 17.	Undertakings.
      (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conway, State of Arkansas, on May 31, 2006.

HOME BANCSHARES, INC.

By:	/s/ John W. Allison

John W. Allison
Chief Executive Officer and
Chairman of the Board of Directors
      Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John W. Allison John W. Allison	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 31, 2006

/s/ Ron W. Strother* Ron W. Strother	President, Chief Operating Officer and Director	May 31, 2006

/s/ Randy E. Mayor Randy E. Mayor	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 31, 2006

/s/ Richard H. Ashley* Richard H. Ashley	Vice Chairman of the Board and Director	May 31, 2006

/s/ Dale A. Bruns* Dale A. Bruns	Director	May 31, 2006

/s/ Richard A. Buckheim* Richard A. Buckheim	Director	May 31, 2006

/s/ Jack E. Engelkes* Jack E. Engelkes	Director	May 31, 2006

/s/ Frank D. Hickingbotham* Frank D. Hickingbotham	Director	May 31, 2006

/s/ Herren C. Hickingbotham* Herren C. Hickingbotham	Director	May 31, 2006

/s/ James G. Hinkle* James G. Hinkle	Director	May 31, 2006

Signature	Title	Date

/s/ Alex R. Lieblong* Alex R. Lieblong	Director	May 31, 2006

/s/ C. Randall Sims* C. Randall Sims	Secretary and Director	May 31, 2006

/s/ William G. Thompson* William G. Thompson	Director	May 31, 2006

*	By Randy E. Mayor, pursuant to power of attorney.

EXHIBIT LIST

Exhibit
Number		Description

1	—	Form of Underwriting Agreement*
2.1	—	Agreement and Plan of Merger, dated as of July 30, 2003, between CB Bancorp, Inc. and Home BancShares, Inc. and Community Financial Group, Inc.†
2.2	—	Agreement and Plan of Merger, dated as of December 3, 2004, between Home BancShares, Inc. and TCBancorp, Inc.†
2.3	—	Agreement and Plan of Merger, dated as of January 25, 2005, between Home BancShares, Inc. and Marine Bancorp, Inc.†
2.4	—	Stock Purchase Agreement, dated as of April 20, 2005, among Home BancShares, Inc. and the Shareholders of Mountain View Bancshares, Inc. and Mountain View Bancshares, Inc.†
3.1	—	Restated Articles of Incorporation of Home BancShares, Inc., as amended.†
3.2	—	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.†
3.3	—	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.†
3.4	—	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.†
3.5	—	Restated Bylaws of Home BancShares, Inc.†
4.1	—	Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.1)†
4.2	—	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.2)†
4.3	—	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.3)†
4.4	—	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (included in Exhibit 3.4)†
4.5	—	Restated Bylaws of Home BancShares, Inc. (included in Exhibit 3.5)†
4.6	—	Specimen Stock Certificate representing Home BancShares, Inc. Common Stock*
4.7	—	Indenture, dated as of September 7, 2000, between Community Financial Group, Inc. and U.S. Bank National Association (f/k/a State Street Bank and Trust Company of Connecticut, National Association)†
4.8	—	Amended and Restated Declaration of Trust, dated as of September 7, 2000, by and among Community Financial Group, Inc. and U.S. Bank National Association (f/k/a State Street Bank and Trust Company of Connecticut, National Association) and Joseph Park and David Pickney, as Administrators†
4.9	—	Guarantee Agreement, dated as of September 7, 2000, between Community Financial Group, Inc. and U.S. Bank National Association (f/k/a State Street Bank and Trust Company of Connecticut, National Association)†
4.10	—	Indenture, dated as of March 26, 2003, between Home BancShares, Inc. and U.S. Bank National Association†
4.11	—	Amended and Restated Declaration of Trust, dated as of March 26, 2003, by and among Home BancShares, Inc. and U.S. Bank National Association and John W. Allison, C. Randall Sims and Randy Mayor, as Administrators†
4.12	—	Guarantee Agreement, dated as of March 26, 2003, between Home BancShares, Inc. and U.S. Bank National Association†
4.13	—	Indenture, dated as of March 26, 2003, between Marine Bancorp, Inc. and U.S. Bank National Association†
4.14	—	Amended and Restated Declaration of Trust, dated as of March 26, 2003, by and among Marine Bancorp, Inc. and U.S. Bank National Association and William S. Daniels and Hunter Padgett, as Administrators†
4.15	—	Guarantee Agreement, dated as of March 26, 2003, between Marine Bancorp, Inc. and U.S. Bank National Association†
4.16	—	Indenture, dated as of November 10, 2005, between Home BancShares, Inc. and U.S. Bank National Association†
4.17	—	Amended and Restated Declaration of Trust, dated as of November 10, 2005, by and among Home BancShares, Inc. and U.S. Bank National Association and Randy Mayor and Ron Strother, as Administrators†

Exhibit
Number		Description

4.18	—	Guarantee Agreement, dated as of November 10, 2005, between Home BancShares, Inc. and U.S. Bank National Association†
5	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to the validity of the shares of common stock being offered*
10.1	—	2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc.†
10.2	—	Director and Executive Officer Compensation Summary†
10.3	—	401(k) Plan of Home BancShares, Inc.†
10.4	—	Retirement Plan of Bank of Cabot, as amended and restated effective January 1, 2001†
10.5	—	Retirement Plan and Trust for Employees of Bank of Mountain View, as amended and restated effective September 1, 2005†
10.6	—	Lease Agreement, dated as of January 2000, between First State Bank of Conway and Trinity Development Company, Inc.†
10.7	—	Lease Agreement, dated as of February 1, 2001, between Twin City Bank and Lakewood Village Shopping Park†
10.8	—	Lease Agreement, dated as of April 2003, between First State Bank and Allison, Adcock, Rankin, LLC†
10.9	—	Lease Agreement, dated as of September 1, 2004, between First State Bank and Robert H. “Bunny” Adcock, Jr. Blind Trust Agreement dtd 6/4/03†
10.10	—	Lease Extension, dated December 2, 2004, between First State Bank and Trinity Development Company, Inc.†
10.11	—	Lease Agreement, dated August 31, 2005, between Home BancShares, Inc. and Allison, Adcock, Rankin, LLC†
10.12	—	Promissory Note, dated as of September 1, 2005, by Home BancShares, Inc. in favor of First Tennessee Bank National Association†
10.13	—	Commercial Pledge Agreement, dated as of September 1, 2005, between Home BancShares, Inc. and First Tennessee Bank National Association†
10.14	—	Business Loan Agreement, dated as of September 1, 2005, between Home BancShares, Inc. and First Tennessee Bank National Association†
10.15	—	Agreement and Plan of Merger, dated as of July 30, 2003, between, CB Bancorp, Inc. and Home BancShares, Inc. and Community Financial Group, Inc. (included in Exhibit 2.1)†
10.16	—	Agreement and Plan of Merger, dated as of December 3, 2004, between Home BancShares, Inc. and TCBancorp, Inc. (included in Exhibit 2.2)†
10.17	—	Agreement and Plan of Merger, dated as of January 25, 2005, between Home BancShares, Inc. and Marine Bancorp, Inc. (included in Exhibit 2.3)†
10.18	—	Stock Purchase Agreement, dated as of April 20, 2005, among Home BancShares, Inc. and the Shareholders of Mountain View Bancshares, Inc. and Mountain View Bancshares, Inc. (included in Exhibit 2.4)†
15	—	BKD, LLP letter re unaudited interim financial information
16.1	—	Letter from Ernst & Young, LLP re change in certifying accountant†
21	—	Subsidiaries of Home BancShares†
23.1	—	Consent of BKD, LLP
23.2	—	Consent of Ernst & Young, LLP
23.3	—	Consent of Hacker, Johnson & Smith, P.A.
23.4	—	Consent of BKD, LLP
23.5	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (included in Exhibit 5)*
24	—	Power of Attorney (on signature page)†

*	To be filed by subsequent amendment.

†	Previously filed.